

Annual Report
2024

MINING TO EMPOWER PEOPLE
AND ADVANCE SOCIETIES

Our purpose

Mining to empower people and advance societies

Empowering people: by fostering an inspiring environment of continuous improvement and operational excellence, people who work for AngloGold Ashanti are empowered to play a positive role, both within the organisation and in the countries in which we operate.

Advancing societies: through our business, we strive to add economic value and provide access to opportunity. Our aim is to positively impact people in the communities in which we operate, generating positive economic benefits and improving their quality of life.

Our mission

Allied to our purpose is our mission, to create value for our shareholders, employees and business and social partners by safely and responsibly exploring for, mining and marketing our products.

Our values

AngloGold Ashanti is committed to creating an inclusive and collaborative environment based on trust, respect and dignity. Our corporate values are fundamental to the conduct of our business, guiding how we behave, do our work and interact with our colleagues, our neighbours, the environment and our partners.


Safety


Respect


Integrity


Sustainability


Excellence


Collaboration

To access our 2024 reports, scan the QR code below or visit: *reports.anglogoldashanti.com*




Guide to our reporting 2024

Our 2024 reporting promotes transparency and communication with a range of stakeholders, providing considered, comprehensive disclosure on AngloGold Ashanti's strategic, financial, operational, governance, social and environmental performance for the financial year ended 31 December 2024. Our reports are intended to address the information requirements of investors and other interested stakeholders.

Our suite of reports includes the following:

- **Annual Report on Form 20-F (20-F)**, our primary report, which given our primary listing on the New York Stock Exchange (NYSE), is produced in accordance with the reporting requirements of the US Securities and Exchange Commission (SEC), to be filed in due course

- **Annual Report**, produced in compliance with the UK Companies Act 2006 and has the following components:
  ◦ Strategic Report
  ◦ Corporate Governance (includes the Directors' report)
  ◦ Annual Financial Statements (AFS)

- **Notice of Meeting 2025**

- **Sustainability Report**, produced in accordance with the Global Reporting Initiative (GRI) Standards 2021, including GRI 14: Mining Sector 2024 Standard and the SASB Standards (now part of the IFRS Foundation)

- **Mineral Resource and Mineral Reserve Report**, aligned with SEC mining property disclosure requirements set out in Subpart 1300 of Regulation S-K (17 CFR § 229.1300) (Regulation S-K 1300)

- **Operational Profiles**

- **Human Rights Report** and **Modern Slavery Statement**, to be published later in the year

Notes:

- *All 2024 numbers include Centamin plc from the date of acquisition (22 November 2024) to year end, unless specified otherwise*
- *Unless otherwise indicated, $ or dollar refers to the US dollar throughout*
- *AngloGold Ashanti's 2024 reporting distinguishes between those operations that are managed and those that are not managed. Managed operations are reported on a consolidated basis, while non-managed joint ventures are equity-accounted and reported in terms of the Company's share of attributable earnings. The 2023 information has been restated to reflect the distinction between managed and non-managed operations commensurate with the appropriate reporting basis.*
- *Metric tonnes (t) are used throughout, and all ounces (oz) are troy ounces*
- *Moz refers to million ounces; Mt refers to million tonnes; kt to thousands of tonnes, and koz refers to thousands of ounces*
- *Non-IFRS financial measures, also termed Alternative Performance Measures (APMs), are identified throughout this report by ^{APM}. For information on these APMs, see pages 232–247*
- *All financial periods up to and including 31 December 2023 have been adjusted to exclude the Córrego do Sítio (CdS) operation that was placed on care and maintenance in August 2023. All gold production, gold sold, average gold price received per ounce^{APM}, all-in sustaining costs^{APM} per ounce, total cash costs^{APM} per ounce and productivity metrics in this document have been adjusted to exclude the CdS operation, unless otherwise stated*
- *Rounding of numbers may result in computational discrepancies*
- *Unless otherwise stated, the Mineral Resource exclusive of Mineral Reserve is defined as the inclusive Mineral Resource less the Mineral Reserve before dilution and other factors are applied. Measured and Indicated Mineral Resource is reported separately from Inferred Mineral Resource in our reports*
- *This is an interactive document with hyperlinks indicated in blue or white, underlined, italicised font*



Contents

AngloGold Ashanti plc (AngloGold Ashanti) is a global gold mining company with a diverse, high-quality portfolio of operations, projects and exploration activities in 11 countries, across four continents.



Navigating this report

This document is an interactive PDF with all active hyperlinks indicated by *blue/white, underlined italic font*.

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We welcome feedback on our reporting. Should you have any comments or suggestions on how we could improve the quality of our reports, contact our investor relations team at:

investors@anglogoldashanti.com

About AngloGold Ashanti	**2**
2024 – a snapshot	**4**
Strategic Report	
Chairperson's message	**6**
CEO's statement	**8**
Strategy	**10**
Business model	**13**
Materiality – process and issues	**15**
Principal risks, uncertainties and opportunities	**17**
Delivering on our strategy	**27**
Regional reviews – operations and projects	**30**
Africa	**30**
Americas	**35**
Australia	**40**
Exploration and planning for the future	**44**
CFO's report	**48**
Financial review	**50**
Engaging with and creating value for stakeholders	**63**
Addressing climate change	**72**
Reporting on our sustainability performance	**84**
Corporate Governance	
Board biographies	**92**
Executive management biographies	**96**
Corporate governance report	**97**
Nominations and Governance Committee report	**105**
Audit and Risk Committee report	**109**
Social, Ethics and Sustainability Committee report	**114**
Directors' remuneration report	**115**
Section 1: Compensation and Human Resources Committee Chairperson's statement	**116**
Section 2: Annual remuneration report	**119**
Directors' report	**137**
Annual Financial Statements	
Independent auditors' report	**141**
Group financial statements	**148**
Company financial statements	**225**
Other Information	
Alternative performance measures	**232**
Exchange rates	**248**
Glossary of terms and abbreviations	**249**
Forward-looking statements	**258**
Corporate directory and contacts	**260**


About AngloGold Ashanti

Headquartered in Denver, Colorado, in the United States, AngloGold Ashanti is registered in England and Wales.

At the end of the year, our diverse portfolio included:

- 11 operations in Argentina, Australia, Brazil, the Democratic Republic of the Congo (DRC), Egypt, Ghana, Guinea and Tanzania
- Greenfield projects in Colombia, Côte d'Ivoire and the United States
- Greenfield exploration in Argentina, Australia, Brazil, Côte d'Ivoire, Egypt, Tanzania and the United States

While focused primarily on gold mining, we pursue value-creating opportunities involving other minerals when we can leverage our existing assets, shareholdings, skills and experience.

AngloGold Ashanti has its primary listing on the NYSE and secondary listings on the Johannesburg Stock Exchange (A2X and JSE) and the Ghana Stock Exchange (GSE). A geographically diverse shareholder base includes some of the world's largest financial institutions.

Salient features 2024

1 In November 2024, acquired Centamin plc (Centamin) and its interests in the Sukari gold mine and exploration licences in Egypt, and a greenfield project and exploration programme in Côte d'Ivoire

2 Produced **2.66Moz** of gold, our principal product, and **3.75Moz** of silver as a by-product (2023: 2.64Moz of gold; 4.70Moz of silver)

3 Employed an average of **39,484 people** (including contractors) (2023: 33,658 people)

4 At 31 December 2024:
- Reported a total gold Measured and Indicated Mineral Resource of **67.1Moz**, a gold Inferred Mineral Resource of **55.0Moz** and a total gold Mineral Reserve of **31.2Moz**
- Centamin assets accounted for a gold Measured and Indicated Mineral Resource of **2.9Moz**, a gold Inferred Mineral Resource of **2.4Moz** and a gold Mineral Reserve of **4.1Moz**

5 Included in the JSE Top 40 Index, the S&P Global CSA, the FTSE/JSE Responsible Investment Index Series and the Bloomberg 2024 Gender-Equality Index

Investment case:



We are committed to lowering costs, maintaining our robust balance sheet, making value accretive investments and returning cash to shareholders.

Clear capital allocation framework
Robust balance sheet with ample liquidity, low leverage

Focused on sustained shareholder returns
Creating and sharing value

World-class diversified portfolio
11 operating assets and a portfolio of high-quality projects in 11 countries; world's fourth-largest gold producer

Strong pipeline
Large Indicated and Measured Mineral Resource and Mineral Reserve

Proven asset optimisation programme
Full Asset Potential programme delivers real cost reductions

Sustainable business practices
Best-in-class safety record; decarbonisation plan underway

Seasoned leadership
Experienced management; new operating model; decisive action at under-performing assets



Our global footprint

United States of America
Expanded Silicon [a]
North Bullfrog
Mother Lode
Sterling [b]

Denver (head office)

Colombia
La Colosa
Quebradona

Brazil
Serra Grande
AGA Mineração

Argentina
Cerro Vanguardia (92.5%)

Guinea
Siguiri (85%)

London

Ghana
Iduapriem
Obuasi

Accra

Côte d'Ivoire
Doropo [e]
ABC [c] [e]

Democratic Republic of the Congo (DRC)
Kibali (45%) [d]

Egypt
Sukari (50%) [e]

Tanzania
Geita

Johannesburg

Australia
Sunrise Dam
Tropicana (70%)

Perth

Legend ● *Operations* ● *Projects* ● *Exploration* ● *Offices*

Gold produced
2.66Moz

Africa	1.56
Americas	0.53
Australia	0.57

Net cash inflow [2] [3] [4] [5]
$2,215m

Africa	1,493
Americas	378
Australia	553

Mineral Reserve [5]
31.25Moz

Africa	22.59
Americas	6.34
Australia	2.32

People employed [1] [4] [5]
39,484

Africa	27,930
Americas	8,509
Australia	1,777

Capital expenditure [4] [5]
$1,215m

Africa	814
Americas	247
Australia	153

Community investment [4] [5]
$20.64m

Africa	14.34
Americas	5.13
Australia	0.74

Notes:
[a] *Includes the Silicon and Merlin deposits*
[b] *Sterling includes the Crown Block*
[c] *Archean-Birimian Contact (ABC) exploration programme*
[d] *Operated by Barrick Gold Corporation (Barrick)*
[e] *Acquired by AngloGold Ashanti through the acquisition of Centamin in November 2024*

[1] *Average employed, includes contractors*
[2] *Includes dividends from joint ventures*
[3] *The sum of net cash inflows from operations offset by net operational cash outflows associated with projects*
[4] *Includes corporate and non-gold producing subsidiaries*
[5] *Includes projects*


2024 – a snapshot

Production and cash cost guidance achieved owing to overall strong operational performance

Free cash flow APM

$942m



2024	942
2023	109
2022	657

Total cash costs APM

$1,157/oz



2024	1,157
2023	1,115
2022	1,005

Dividends declared

$439m



2024	439
2023	95
2022	195

Revenue from product sales

$5.8bn



2024	5.8
2023	4.6
2022	4.5

Growth

In November 2024, AngloGold Ashanti acquired gold mining and exploration company Centamin plc whose assets include:

- Sukari, an operating gold mine in Egypt with potential to produce around 500,000oz annually

- Doropo, a greenfield project in Côte d'Ivoire

- The ABC exploration project in Côte d'Ivoire

- Various exploration leases in Egypt's Eastern Desert

At 31 December 2024, the Centamin assets contributed a gold Mineral Reserve of 4.1Moz and a Measured and Indicated Mineral Resource of 2.9Moz and an Inferred Mineral Resource of 2.4Moz to AngloGold Ashanti.



Sukari, Egypt

Adjusted EBITDA APM

$2.75bn



2024	2.75
2023	1.42
2022	1.79

All-in sustaining costs APM

$1,611/oz



2024	1,611
2023	1,544
2022	1,345

Adjusted net debtAPM **to adjusted EBITDA**APM

0.21



2024	0.21
2023	0.89
2022	0.49

TRIFR per million hours worked

0.98



2024	0.98
2023	1.09
2022	1.26

Note:

APM refers to "alternative performance measures", which are non-IFRS or Non-GAAP financial measures. These measures are:

- All-in sustaining costs and all-in costs
- Total cash costs
- Average gold price received per ounce
- Sustaining capital expenditure
- Non-sustaining expenditure
- Adjusted EBITDA
- Adjusted net debt
- Free cash flow

For more information on each of these measures, indicated by APM in the report, and how they are defined and calculated, see *Alternative performance measures* (pages 232–247).



Strategic Report

MINING TO EMPOWER PEOPLE AND ADVANCE SOCIETIES

Iduapriem, Ghana


Chairperson's message



Jochen Tilk
Chairperson

Dear Shareholders,

I am pleased to report a year of strong performance from AngloGold Ashanti, which has continued to build on the momentum created by the steadily improving fundamentals at our mines and the successful corporate restructuring in 2023.

The transformation began with our revised operating model in 2022. This pivotal restructuring of the Company's architecture simplified reporting lines, empowered the operations by giving them more autonomy and created clear accountability among the organisation's leaders. The results since then speak for themselves.

Success breeds growth

The successful acquisition of Centamin plc was made possible by our consistently strong performance, which created a currency we could use to do a deal that was immediately accretive to our overall value, and to our cash flow. This was our first major transaction in more than two decades and represents a natural progression of our strategic journey, enhancing our portfolio with the addition of the Tier 1 Sukari mine. It is our pleasure and privilege to welcome employees from Sukari and Centamin's exploration portfolio in Egypt and Côte d'Ivoire to the AngloGold Ashanti family.

At Sukari, we will leverage our scale, our global procurement and supply chain infrastructure, and also the Full Asset Potential framework, which has helped make significant improvements across our portfolio over the past two years. We are also able to bring considerable resources and expertise to Centamin's prime exploration portfolio.

At Obuasi, which remains a significant focus of future, long-term growth, we continued to face the challenge of poor ground conditions in high-grade areas. Our ability to successfully pivot our approach to mining these high-grade but geologically complex areas will determine our long-term success. It is therefore gratifying to see the team evaluate, trial and then start to implement a carefully planned shift to the new, underhand drift and fill mining method, which will be used in these difficult areas.

You will read elsewhere in this report that although Obuasi's medium-term ramp-up will take somewhat longer than originally expected, this important orebody is still expected to deliver around 400,000oz of annual production at competitive costs by 2028.

Committed to our values

After six years on the Board of AngloGold Ashanti, it is clear to me that the Company's ability to weather market cycles and a host of challenges is fundamentally linked to an unwavering commitment to its values that is so evident across the business. Those values are the rules that our people live by, governing our behaviour and our response to crisis and opportunity alike, and providing an invaluable reference point whenever we need to correct course.

We have made significant improvements in our safety performance. Our injury rates in 2024 were at their lowest ever, and less than half the ICMM member average.

The pride at this success, however, is tainted by sadness at the loss of Obeid Katalihwa, a contractor at our Geita mine in Tanzania, who died as a result of injuries sustained in a light vehicle accident. This incident, which claimed the life of a husband and father, was a tragic reminder that our safety efforts must be doubled and redoubled, as we continuously strive to remove harm and injury from our operations.

Management has conducted a thorough investigation of this incident and implemented comprehensive measures aimed at preventing similar accidents from occurring. We remain resolute in our commitment to achieving zero harm across all our operations and continue to strengthen our safety protocols and practices. Our environmental stewardship, commitment to community development, and high standards of corporate governance also continue to guide our decisions and actions.

Complex geopolitical environment

From regulatory changes in various jurisdictions to evolving community expectations which inevitably rise alongside the gold price, we face diverse challenges across our operating regions. However, the experience -- within the organisation and at the Board -- in managing multiple operations across different continents, combined with a well-developed and applied risk management framework, enables us to navigate these challenges effectively while maintaining our focus on sustainable value creation.

The global economic and geopolitical landscape remained complex and dynamic throughout 2024, marked by persistent inflationary pressures, monetary tightening across major economies, and heightened geopolitical tensions affecting commodity markets. In our key operating jurisdictions we witnessed varying degrees of political transitions and policy shifts.

Ghana saw a change in government after the national vote in December, while it continued its economic recovery programme under IMF guidance; Tanzania saw local government elections during the year ahead of the 2025 general elections.

In the Democratic Republic of Congo, simmering security challenges near the


Chairperson's message *continued*

eastern city of Goma boiled over, leading to the tragic deaths of thousands in the ensuing conflict. Our joint venture operation, more than 800km away, was unaffected at the time of publication of this report in late March 2025.

In Argentina, significant macro-economic adjustments under the new administration created not only a fluid economic and operating environment, but some green shoots of recovery.

In the US, the November election also led to a change in the US President with early 2025 showing significant social, economic and policy changes under the new administration.

Despite these changes, the geographic diversification of our portfolio proved invaluable in maintaining operational stability and delivering value to our shareholders and the multitude of other stakeholders who rely on our business in one way or another. Our focus on the Full Asset Potential programme, coupled with robust risk management strategies and our values-based approach, enabled us to effectively respond to these evolving circumstances while maintaining our commitment to responsible mining practices.

Clear focus on disciplined capital allocation

Even as we navigated this complex geopolitical environment, addressed the inevitable operational challenges that come along with mining, and completed a major acquisition, management remained focused on disciplined allocation of capital and operational execution, which allowed the benefit of the higher gold price to flow to the bottom line. Operational resilience has continued to improve, and cost control has been remarkable, with cost increases held at well below the Group inflation rate. Our balance sheet is very robust with long-dated debt maturities, ample liquidity and leverage well below our target level.

The gold price has exceeded the expectations of all but the most ardent bulls. Central banks continue to build reserves, with World Gold Council figures showing sustained annual demand for the past three years from this important sector remaining above 1,000 tonnes, more than double the levels of 2021. Portfolio managers and other investors, seeking a hedge against inflation or rising geopolitical uncertainty, continue to add bullion to their holdings. With demand continuing to grow, and the supply response muted, the price reached new records in early 2025.

While we do not assume that gold prices will continue to rise or remain at current levels in perpetuity, the 2024 financial result shows the cash flow generation of the business is significant.

The Board took these factors into account during its review of the capital allocation framework. Our priority remains ensuring that the business remains well capitalised and operates safely and sustainably, supported by a strong balance sheet with optimum leverage. After considering a range of future production and gold price sensitivities, and weighing our commitment to provide a competitive return to shareholders, we approved a change to our dividend policy. See ***CFO's report*** for more details (pages 48 and 49).

Reduction of environmental footprint

We are working to do our part to reduce our environmental footprint, most notably through a programme to reduce absolute Scope 1 and Scope 2 greenhouse gas emissions by 30% at the turn of this decade, and then to net zero by 2050. This endeavour involves a series of projects that add value to the business, reducing our reliance on fossil-fuelled energy and on complex supply lines that bring fuel to our more remote sites. An impressive wind and solar project at Tropicana in Australia was completed in February 2025 and in Tanzania we've switched from diesel self-generation to the national grid, which has a large renewable energy component. There are more initiatives to follow in Guinea and Ghana.

Artisanal mining challenge

Illegal mining remains a challenge, particularly across Africa where a proud tradition of artisanal gold mining is being combined with a rise in new entrants to informal and often illegal mining practices. This growth in small-scale mining is being catalysed by a growing cost of living and unemployment crisis in many areas, the movement of displaced people, and a higher gold price that not only makes a host of new orebodies viable to exploit, but also makes this activity significantly more economically attractive on a relative basis.

While there are clear benefits to poverty alleviation in connection with artisanal and small scale mining, the net result, unfortunately, is widespread environmental devastation, exploitation of vulnerable groups, an unregulated value chain that is exposed to criminality, and increased encroachment on legitimate, licensed mining concessions.

This places at risk the formal business enterprises that pay significant taxes and royalties, provide high-quality employment and opportunities for untold numbers of people, and which operate to the highest standards under careful scrutiny.

We are engaged with our host governments and many other stakeholders in a range of efforts to find a solution to this challenge.

Vote of thanks

I would like to express my deep gratitude to Maria Ramos, who retired as Chairperson during 2024. Under her clear and principled leadership, AngloGold Ashanti strengthened its position as a world-class gold company while striving for the highest levels of corporate governance and sustainable business practice. Her wisdom, guidance and courage have left an indelible mark on our Company's history.

I'd also like to offer my deepest gratitude to Rhidwaan Gasant, who has served the Company's shareholders with distinction during his time as a Non-executive Director, as chair of the Audit and Risk Committee, and as Lead Independent Director. His unique perspective, extraordinary memory and unimpeachable integrity has been invaluable to the Board and to me personally, and, on behalf of the Board, I wish him all the very best in his retirement.

During the year we welcomed Bruce Cleaver and Nicky Newton-King to the Board as Non-executive Directors. Their appointments bring to the Board extensive executive and leadership experience, coupled with wide-ranging expertise that includes capital markets, strategy and commercial insights across developed and developing markets. Their perspectives will be invaluable as we continue to create value for our shareholders.

On behalf of the Board, I would like to thank our CEO Alberto Calderon, the executive team and the thousands of employees who come to work each day at our offices and mine sites, for their dedication and commitment to making this business the hallmark of success in the gold industry.

My thanks also go to our many stakeholders for their continued support, and our shareholders for entrusting their capital to AngloGold Ashanti. We do not take this responsibility lightly and we look forward to building on our achievements in the years ahead.

Jochen Tilk
Chairperson
26 March 2025


CEO's statement



Alberto Calderon
Chief Executive Officer

Our three-year strategic transformation has again delivered tangible benefits, enabling us to deliver strong gains in profits, free cash flow^APM and returns for shareholders.

Significant strides have been made to improve competitiveness since late 2021, when we faced multiple challenges, including: a complex and confusing operating model; costs that were high on an absolute basis and also relative to our peers; a lack of predictability in our operating outcomes; and a bow wave of capital investment needed to improve the life and stability in our mines. This all manifested in a steep valuation discount versus similar sized gold miners, which severely limited our strategic options. Progress achieved since then has been extraordinary.

Change for good

We've implemented a new operating model and organisational structure that have not only empowered decision making at our mine sites, but also ensured that resources are deployed where they're most needed. We've invested in developing talent and attracting an impressive array of skills to strengthen our senior leadership, functional disciplines and operating ranks. We have one of the strongest executive teams in the mining industry and in the top levels of the organisation we have the right people in the right place.

We've modernised internal reporting to provide our operators and leaders timely access to current and comprehensive performance statistics, making it far easier to identify emerging risks and challenges, and the Full Asset Potential programme has fundamentally changed how we operate and drive efficiencies across our operations.

With each passing day these initiatives are more deeply embedded in our operating culture, helping stabilise production, limit cost increases to well below inflation and improve our ability to deliver on guidance. In addition to these fundamental changes to the way the business is run, AngloGold Ashanti has also moved its primary listing and headquarters to the United States, placing it in the world's largest capital market and alongside the industry's highest valued gold producing companies.

Rising to the challenge

The year in review was not without its challenges. At Obuasi, we undertook an intensive process to redefine our mining approach, successfully implementing a hybrid mining method combining underhand drift and fill for high-grade areas with sub-level open stoping where ground conditions permit. This pivot began showing positive results in the fourth quarter and into the new year.

Our Australian mines faced unprecedented rainfall early in the year, which placed large parts of the operations under water and caused road closures that halted all supply lines. In Ghana, Iduapriem also struggled with flooding during the rainy season, which markedly hampered normal operations. Siguiri, in Guinea, was confronted with a steep drop in metallurgical recoveries from its main ore source and the Kibali joint venture in the DRC, operated by our partner Barrick, saw production fall and costs rise as it dealt with a larger-than-anticipated drop in grades.

It is a great credit to our operating teams – and also to the added resilience that Full Asset Potential has provided – that the portfolio was able to recover as well as it did. Among the most notable performers were Cuiabá, in Brazil, which made an astounding operating turnaround from a difficult 2023 and Geita, in Tanzania, which delivered another steady performance.

While we continue to actively manage operational performance, we've been careful to ensure the balance sheet remains strong, with ample liquidity, long-dated maturities and low leverage.

Fundamental improvements support growth

This solid foundation, alongside the new primary listing and more predictable operating performance, helped our listed equity price to outperform many of our peers. It was against this supportive backdrop that we were able to complete the purchase of Centamin plc, our first major acquisition in over two decades. Integration of the Tier 1 Sukari mine in Egypt, a world-class addition to our portfolio, will contribute to reduced group costs and provide immediate improvements to production and cash flow.

After visiting Cairo in 2024 and the mine itself in early 2025, I'm more convinced than ever of the considerable potential to create additional value for our shareholders at Sukari through our proven operational frameworks, by leveraging our existing corporate infrastructure and bringing our exploration know-how to bear on the exciting tenements in Egypt's under-explored Arabian Nubian Shield.

Egypt has world-class geology, excellent human capital and a clear strategy to convert its nascent exploration potential into a vibrant, sustainable mining industry over the long term. The conditions bode well for our future in this new jurisdiction for us.



CEO's statement *continued*

An improving portfolio

Elsewhere, our teams have continued advancing our Tier 1 gold complex in southern Nevada, progressing permitting at North Bullfrog while drilling continued at the Expanded Silicon project. Results during the year have reinforced the exceptional scale and quality of this discovery which we believe will be a large, high-cash generative mine over several decades, once it's developed.

We have shown that we are active managers of our portfolio by closing and selling assets, and finding, developing and buying others. We will continue to upgrade the quality of our portfolio, with an absolute focus on capital discipline and a long-term focus on value creation for shareholders, as part of an ongoing process to close the value gap with our peers.

Safety

While our safety record remains among the industry's best as measured by the total recordable injury frequency rate (TRIFR), after three years with no fatalities at our managed operations, we received a tragic reminder in May 2024 that we're only as good as our last day with no injury. Obeid Katalihwa, who worked for our drilling contractor at Geita, lost his life when the light motor vehicle he was driving overturned.

An in-depth investigation into the incident was carried out and the learnings shared across the business. We have sharpened our focus on the critical controls needed to eliminate high-consequence, low-frequency events like this one. We also continue to invest considerable resources in understanding the root causes of all accidents – including high potential incidents – in order to prevent recurrences.

This process is a strong indicator of the strength of our safety culture, and the effectiveness of our systems. It is worth noting that we again saw improvements to our TRIFR, an important lagging indicator, which at 0.98 per million hours worked was at its lowest ever and less than half of the ICMM member average in 2023. We don't take that position for granted and will continue to find ways to improve.

Reducing emissions

Our decarbonisation strategy achieved significant milestones. Geita connected to Tanzania's national electricity grid, which has a significant hydroelectic component. We worked closely with the Tanzania Electric Supply Company to achieve this transition.

This journey continued in Western Australia where the major renewables facility at our Tropicana mine achieved commercial completion just after year end, on time and on budget. This was a particularly impressive performance given the flooding caused by an extreme rain event in March 2024 that prevented access to the remote site for three weeks.

There are additional projects planned in Guinea and Ghana, as we look to achieve our medium-term goal of reducing absolute Scope 1 and Scope 2 greenhouse gas emissions by 30% by 2030, from a 2021 baseline. The 2030 target will include Sukari and its own decarbonisation programme, also based on a 2021 baseline.

Looking ahead

As we enter 2025, our priorities are clear.

Safety remains our paramount focus as we pursue our ultimate goal of zero harm through enhanced controls and continuous learning.

We will build on our improved cost competitiveness by leveraging our embedded operational excellence tools to further close the gap with our peers.

Integration of Sukari into our business presents an exciting opportunity to demonstrate the effectiveness of our operating model and unlock additional value.

Importantly, we are now strategically positioned to further optimise our portfolio, and we will be actively assessing options to do so.

With strong operational foundations and robust gold market fundamentals, we are well-positioned to generate sustainable value for our shareholders, through an improved capital allocation policy.

We will continue to look for ways to improve our licence to operate; we will continue to be a meaningful taxpayer for our host governments, while providing high-quality jobs for local nationals, opportunities for local suppliers to participate in our value chain, and making meaningful contributions in a variety of other ways to our host communities and stakeholders.

In closing, I would like to thank the Board for its continued and steadfast support as we continue our work to transform this Company and close the value gap with our peers. I'd like to offer my particular gratitude to our team for the hard work, enterprise and sheer doggedness in not only getting the job done, but doing it in the right way.

With that approach, I'm convinced that the best is yet to come.

A Calderon

Alberto Calderon
Chief Executive Officer
26 March 2025


Strategy

Our strategy guides the choices we make and actions taken to ensure we create and deliver value in line with our purpose and mission. Our strategy is in effect our purpose in action. It aims to create and preserve value by generating sustainable cash flow improvements. Positive cash flows and returns enable the sharing of value.

Our strategy

Prioritise people, safety, health and sustainability

Supporting our strategy for sustainable cash flow improvements and returns

Improve portfolio quality

Maintain flexibility

Maintain long-term optionality

Optimise overhead, costs and capital expenditure

Ensuring delivery on our strategy

Successful delivery on our strategy involves optimising and balancing the use of resource inputs to enhance positive outcomes and impacts, in the context of our external operating environment and resulting uncertainties, risks and material issues.

To ensure we successfully deliver on our strategy and purpose, it is important to:



- · Understand our operating context
- · Identify risks, opportunities and material sustainability issues
- · Strategise, allocate and manage scarce resources sustainably

In so doing, we will be better able to create and preserve value.


Strategy *continued*

Our strategic focus areas and related objectives



Prioritise people, safety, health and sustainability

This is the foundation of our business and strategy, ensuring alignment between our values and corporate citizenship responsibilities on the one hand, and the business's long-term growth, sustainability and profitability on the other.

Objectives

People, safety, health

We aim to:

- Engage with, motivate and reward employees

- Retain those employees vital to our long-term sustainability and profitability

- Promote inclusion, diversity and equity

- Ensure our workplaces are free of injury and harm, and in which employee safety, health and wellbeing are prioritised

- Strive for zero harm, our ultimate goal

Sustainability (environment and communities)

We aim to:

- Be a responsible environmental steward

- Mitigate, minimise and remediate environmental impacts

- Promote the efficient use of natural resources

- Collaborate and partner with host communities to contribute to social and economic development and build local and regional capacity

- Support and promote community resilience to ensure flourishing societies endure beyond the life of our mines



Maintain financial flexibility

Financial flexibility facilitates access to funding to weather periods of low gold prices, to reward shareholders and to act on strategic opportunities throughout the economic cycle.

Objectives

We strive to:

- Ensure sufficient liquidity, including cash and available credit facilities, to meet core funding needs and growth requirements while maintaining a leverage ratio of less than 1x throughout the cycle

- Implement a flexible, robust, effective capital allocation framework

- Maintain focus on cash generation



Geita, Tanzania


Strategy *continued*

Our strategic focus areas and related objectives *continued*



Optimise overhead, costs and capital expenditure

Systems are in place to ensure investment and spending are optimally structured and aligned with core business objectives.

Objectives

We aim to:

- Maximise our margins throughout the gold-price cycle, withstanding and even flourishing during periods of low gold prices

- Continue investing in the sustainability of our business without resorting to dilutive equity raising

- Advance our cost control measures to close the cost gap with peers and achieve our guidance targets



Maintain long-term optionality

Continually replenishing and increasing our Mineral Resource and Mineral Reserve pipeline helps to sustain the business over time. By discovering, acquiring, developing and exploiting viable orebodies sustainably and efficiently, AngloGold Ashanti positions itself to create long-term value.

Objectives

- We aim to maintain and replenish a pipeline of economically viable orebodies to support the delivery of sustained long-term value-adding growth. Key to achieving this are our exploration activities, project development and targeted acquisitions.



Improve portfolio quality

We actively manage our asset portfolio to improve the overall mix of our production base as we strive for a competitive business valuation. This is key to unlocking the full underlying value of the portfolio. We continue to invest in upgrading the overall quality and longevity of our portfolio.

Objectives

Related objectives are to:

- Develop new lower-cost mining operations

- Extend the profitable lives of our existing operations through brownfields

- Explore for and discover new Mineral Reserve

- Make targeted acquisitions, implement joint ventures and divest when appropriate

- Improve the efficiency of our mines, fleets and plants, a key aim of the Full Asset Potential (FAP) programme



Business model

Delivery on our strategy involves optimising and balancing the use of the resource inputs and relationships required to enhance positive outcomes and impacts, given the prevailing external operating environment and resultant uncertainties, risks and material issues. By managing these resources and relationships, we aim to maximise value creation and preservation.

Our business activities



Explore, acquire and develop

We aim to ensure a pipeline of economically viable orebodies to develop into high-quality, long-term mining operations. Planning for and developing a potential mine entails designing cost-efficient, safe and environmentally responsible operations over the expected life of mine.



Mine and process

We maintain gold mining and processing infrastructure that is operated by a skilled, trained and motivated workforce to enable cost-efficient, safe and responsible gold production.



Rehabilitation and closure

Mine planning encompasses the entire life cycle of a mine, and includes environmental rehabilitation and responsible mine closure. We aim to mitigate environmental impacts throughout a mine's life cycle. This, together with social closure, will help sustain host communities once mining has ceased.



Sales and financial management

The sale of gold and its by-products generates revenue. Solid financial management of this revenue, associated costs and disciplined capital allocation promotes positive, sustained cash flows and returns.

Our business model supports delivery on our strategy

To successfully deliver on our strategy, we aim to optimise and balance the use of resource inputs to enhance positive outcomes and impacts. In so doing, we are better able to create and preserve value and minimise its erosion. Our governance framework, code of ethics and values guide us, ensuring that our actions and decisions are ethical.



Engage constructively and openly with stakeholders
Identify material issues
Strategise, allocate and manage sustainable use of scarce resources
Understand our operating context
Identify risks and opportunities
OUR STRATEGY
Our business activities
Explore, acquire and develop
Mine and process
Rehabilitation and closure
Sales and financial management



Business model *continued*

INPUTS – 2024

The resources that we used and on which we relied:











Natural:

A pipeline of economically viable mineable orebodies is essential to our business, as are the land, energy and water used in the mining and processing of ore.

- Total gold Mineral Reserve increased from 28.1Moz at the start of the year to 31.2Moz at 31 December 2024 – includes depletion of 2.8Moz
- Tonnes mined/treated: 44.23Mt (2023: 43.19Mt)
- Water (excluding Centamin): reused 107,020ML and withdrew 26,424ML (2023: reused 106,540ML and withdrew 29,932ML)
- Energy: consumed 22.87PJ (2023: 22.63PJ)

Financial:

Access to cost-efficient capital helps to fund and sustain our business and ensure growth. We invest in our business to enhance performance and efficiency, improve margins and sustainably extend operating lives. Main sources of financial capital are operating cash flow, borrowings (bond and credit facilities), and equity.

- Operating costs of $2,665m (2023: $2,680m)
- $283m invested in growth (2023: $233m)
- Centamin acquisition of $2.2bn, comprising $148m in cash and $2.1bn in shares

At 31 December 2024, the balance sheet was strong with robust liquidity:

- $1.4bn multi-currency RCF, of which $1.2bn is undrawn
- Cash and cash equivalents of around $1.4bn
- Total group liquidity of approximately $2.6bn

Human:

Successful, profitable, sustainable operations rely on the skills, knowledge, productivity, motivation and wellbeing of our employees, who are the foundation of our business.

- Employed an average of 39,484 people for the year – 16,117 permanent employees and 23,367 contractors (2023: 33,658 people – 14,043 permanent employees and 19,615 contractors)
- Productivity per employee of 13.06oz per employee costed (2023: 13.85)

Manufactured:

The efficient extraction and processing of gold-bearing ore requires well-maintained mining infrastructure, plant, machinery and equipment.

- Total tangible and right-of-use assets of $8,635m (2023: $4,561m)
- Acquired Centamin plc, whose assets include the Sukari mine, related infrastructure and various projects and exploration licences
- $932m invested in sustaining and enhancing performance (sustaining capital expenditure [APM]) (2023: $894m)

Intellectual:

A strong governance framework, organisational systems and procedures – underpinned by technological innovation to optimise systems and process efficiencies, and outcomes – are essential to delivery on our vision, mission and strategy.

- Policies, governance structures, and related systems and processes, supported by the necessary technological infrastructure, are in place to ensure the ethical, productive and safe functioning of our business

OUTPUTS – what we did in 2024

Our main output is gold which is used principally in jewellery and as a store of value. Lesser volumes are used in the fields of medicine and dentistry, technology and aerospace, among others.

We produced:

- **2.66Moz** of gold (2023: 2.64Moz)
- **3.75Moz** of silver (2023: 4.70Moz)
- **19.17t** of sulphuric acid (2023: nil)

We generated:

- Revenue of **$5.8bn** from product sales (2023: $4.6bn)
- Mining waste that included:
  - **43.08Mt** of deposited tailings and heap leach waste (2023: 42.87Mt)
  - **165.62Mt** of open pit overburden and waste rock (2023: 160.52Mt)

We emitted/discharged:

- **1.50Mt** in Scope 1 and Scope 2 GHG emissions (CO_2 e) (2023: 1.47Mt)
- **6,066ML** of operational water (excluding Centamin) (2023: 5,871ML)


Materiality – process and issues

We annually review those key material sustainability issues that are most relevant to our stakeholders and integral to AngloGold Ashanti's ability to generate and sustain long-term value.

This process helps to ensure that our focus remains aligned with the priorities of those issues that matter most and supports our commitment to transparency and accountability in our reporting.

We are mindful of the needs of our stakeholders, so while we have adopted a 'double materiality' process, we have at the same time distinguished between those issues that are material from an impact and a financial perspective.

We define materiality as follows:

- **Impact materiality:** Whether AngloGold Ashanti's undertakings have, or have the potential to have, significant positive or negative impacts on people or the environment over the short, medium or long term

- **Financial materiality:** Whether a sustainability matter triggers (or has the potential to trigger) financial effects on a company that may influence future cash flows and/or the enterprise value of that company in the short, medium or long term, even if these are not currently reflected in our financial statements

- **Double materiality**: A combination of the most significant impact and financial materiality issues

---

Our process followed the 'double materiality' framework.

 **Phase 1:** **Context**	This involved a thorough review of potential material sustainability issues, drawing on insights from peer reporting, alignment with current and emerging disclosure standards, and feedback from ratings agencies. This approach ensured the issues considered were relevant, comprehensive, and reflected both industry best practices and stakeholder expectations. This review resulted in an initial list of material sustainability issues, which was carefully refined to identify the 17 issues most pertinent to our industry and sector.
 **Phase 2:** **Discovery of impact**	In this phase we undertook interviews with 11 external and 20 internal stakeholders to identify material sustainability issues. They included: • External stakeholders: investors, market analysts, media and an industry body • Internal stakeholders: Board, executive management and senior leadership This process resulted in the identification of 36 potential material sustainability issues that influence our ability to create, sustain, or potentially erode social, environmental, and economic value from both an impact and financial materiality perspective.
 **Phase 3:** **Ranking**	Finally, members of executive and senior management were asked to rank issues from the perspective of both impact and financial materiality, based on the definitions above. Respondents were also asked to indicate the time horizon – short, medium and long term – associated with impacts and, for financial materiality, whether the issue was primarily a risk or an opportunity. These issues were then reviewed by the internal sustainability team. The ranking was adjusted to reflect broader industry sustainability issues and issues raised by stakeholders. The final list of 14 material sustainability issues was reviewed and ratified by the Social, Ethics and Sustainability Committee and Board.

The Company's double materiality assessment is integrated into the Enterprise Risk Management (ERM) framework by incorporating both financial materiality (impact on the Company's financial performance) and environmental and social materiality (the Company's impact on the environment and society). This ensures that the assessment considers a comprehensive view of risks and opportunities that may affect not only AngloGold Ashanti's financial outcomes but also its broader societal and environmental responsibilities.

Outcomes of our 2024 assessment of material sustainability issues

We have identified 14 material sustainability issues – see overleaf on page 18 – that are currently most significant to the business. While the framing of the issues has changed year on year, we do not believe that there have been significant additions or exclusions. We are cognisant that material sustainability issues change over time (dynamic materiality), and we will continue to monitor the broader range of issues, including emerging issues. While we have grouped the sustainability issues identified into four areas – environment, social, governance and economic – we recognise that these issues are deeply inter-related and inter-dependent and should be considered and managed accordingly.

The double materiality process was undertaken during 2024, and the issues identified were considered by the Board in February 2025. This process is dynamic, and supports our understanding of:

- Those sustainability matters that we need to monitor, manage and report on
- How these matters are integrated into our risk management and financial processes. Efforts to integrate material sustainability issues and quantify their financial impacts where relevant, including the development of essential systems and processes, will continue into 2025



Materiality – process and issues *continued*

Material sustainability issue	Risk or opportunity	Time frame	Materiality	Where discussed
Environment				
Ensuring the safety and integrity of our tailings storage facilities	⚠	⟫⟩	Impact, Financial	AR: p26 SR: p65
Ensuring effective and responsible rehabilitation and environmental and social closure for mining communities and to minimise financial liability to the extent possible	⚠	⟫⟫ (long)	Financial	AR: p13, 90, 201 SR: p72
Pursuing climate action and resilience: • Decarbonising our operations through a sustained energy transition • Ensuring water security and stewardship • Preparing for and mitigating the impacts of climate change on the business	✓ ⚠	⟫⟫ ⟫⟩	Impact	AR: p74 SR: p60
Society				
Ensuring the safety, health and wellbeing of employees and affected communities around our operations	⚠	⟫⟩	Impact, Financial	AR: p27 SR: p26
Securing and maintaining our social licence to operate: • Developing trust with and acceptance by our communities and other local and regional stakeholders of our business through effective and respectful engagement • Ensuring that we maximise positive social, economic and environmental impacts on communities	⚠	⟫⟩	Impact, Financial	AR: p23, 28 SR: p41
Addressing illegal mining on our lease areas and responsibly supporting legitimate artisanal and small-scale mining around our operations	⚠	⟫⟩	Impact	AR: p29 SR: p50
Addressing skills shortages through our employee value proposition and developing local talent pools to fill skills gaps	✓ ⚠	⟫⟩	Impact	AR: p27 SR: p31
Respecting human rights in the Company and our supply chain	✓ ⚠	⟫⟩	Impact	AR: p69 SR: p53
Governance				
Securing the mining and environmental licences and permits we need for uninterrupted and progressive operation	⚠	⟫	Impact, Financial	AR: p23 SR: p76
Protecting and safeguarding digital infrastructure and data from cyber threats	⚠	⟫⟩	Impact, Financial	AR: p26 SR: p85
Adopting and promoting leading practices in governance, and ensuring the highest levels of ethics (including anti-bribery and corruption) in the way we do business	✓ ⚠	⟫⟩	Impact	AR: p28, 99 SR: p76
Ensuring the security of our assets and people	⚠	⟫⟩	Impact, Financial	SR: p55
Implementing robust risk management processes, and preparing for and effectively managing emergencies to minimise impacts on people and operations	⚠	⟫⟩	Impact, Financial	AR: p26, 99
Economic				
Achieving strong financial performance and resilience to withstand economic and market fluctuations	✓ ⚠	⟫⟩	Impact, Financial	AR: p24, 50, 52 SR: p23

Legend

⚠ Risk	✓ Opportunity	⟫⟫ Long term (longer than 5 years)	⟫ Medium term (2–5 years)	⟩ Short term (up to 2 years)	
Impact materiality	Financial materiality	AR - Annual Report	SR - Sustainability Report		



Principal risks, uncertainties and opportunities

Knowing and understanding how our risks are intertwined is integral to our decision making.

Our approach

Our business requires a risk management framework to support our strategy for future growth. Appropriately managing threats and opportunities must be embedded at all levels in the organisation.

Governance of risk management

Our Board has oversight accountability for establishing risk appetite and tolerance, and ensuring effective risk management practices throughout the organisation. The Board carries out this accountability through the Audit and Risk Committee, which is responsible for reviewing and monitoring assurances of AngloGold Ashanti's system of internal control. The Audit and Risk Committee reviews the top principal risks quarterly and considers the relevance of each principal risk factor and the Company's corresponding level of risk exposure.

To strengthen our risk management governance model, the formation of the Executive Risk Management Committee (ERMC) was approved by the Audit and Risk Committee at its November 2024 meeting when the adoption of a Risk Management Charter was approved. The purpose of the ERMC will be to assist the Executive Committee in fulfilling its risk ownership responsibilities and to ensure that the requirements of the Group Risk Management Framework, together with the necessary risk management processes, systems and accountabilities, are in place to enable AngloGold Ashanti to respond to changes in the operating environment.

In advising the Audit and Risk Committee, the ERMC will aim to enhance oversight of enterprise risk management and governance practices, and will track and escalate risk to achieve a more proactive forward-looking approach.

Our process

Businesses typically exist to provide value for stakeholders. Knowing what will negatively impact value and how to reduce that impact is vital to sustaining value at each operation. Risk management is an important part of the business process.

Our risk management framework is based on ISO 31000, with all operations/business units capturing applicable operational risks in registers incorporated through a Group risk registry system.

A key focus of the past year was improving management reports of compliance with risk methodology and developing a review process of risks captured in the risk register. Enhanced dashboards of risks reviewed by management risk owners were implemented to enable risk and assurance personnel to more effectively track reviewed risks.

Tropicana, Australia



Principal risks, uncertainties and opportunities *continued*

Board

Audit and Risk Committee

Executive Risk Management Committee

External

Strategic

Business units

Sites

Second level of assurance

First level of assurance

Process

Discipline functional leaders

Management

Communication and consultation

Monitoring and review

Management

Discipline functional leaders

Risk assessment

1. Scope, content, criteria
2. Risk identification
3. Risk analysis
4. Risk evaluation
5. Risk treatment
6. Recording and reporting

First level of assurance

Second level of assurance

Independent and external assurance

Approach

Process

Assurance



Principal risks, uncertainties and opportunities *continued*

Monitoring emerging risks

Given its geographical diversity, AngloGold Ashanti has a multifaceted, interconnected risk profile that requires rigorous monitoring to identify emerging risks. This monitoring involves consulting a range of internal and external sources, and covers a multitude of variables such as geopolitics, resource nationalism and future technologies, among others. Also considered is the likely impact, whether positive or negative, of such variables on our business processes, ability to conduct our business, licence to operate and supply chain.

The likelihood of an emerging risk occurring is considered over the short, medium, and long term and is reported quarterly to the Audit and Risk Committee.



Sunrise Dam, Australia

How our risks are evolving

In 2024, we re-evaluated the context of our principal risks in the light of our strategic objectives. Key factors identified as influencing our risks in the past year were:

• The importance of governance and management of our tailings storage facilities (TSFs) to prevent the occurrence of a catastrophic event

• Cyber awareness and the need to increase and maintain awareness of this in the workplace

• Progress made in optimising our cost base, which supports our commitment to deliver further cost reductions

Growing our asset portfolio

While the Centamin acquisition in November 2024 signalled a return to growth for AngloGold Ashanti, it also adds two new countries to our portfolio – Egypt and Côte d'Ivoire. Integration of the Centamin assets into our portfolio may introduce certain risks and opportunities to our value proposition. While these risks and opportunities will be interrogated further in 2025, we believe that the opportunities presented by Centamin outweigh the risks.

A detailed Centamin integration programme is currently underway, supported by rigorous project and risk management processes. The programme aims to seamlessly integrate the Centamin assets to deliver the expected synergies and opportunities.

Seeking opportunities

Our approach to opportunities is to seek potential gain from significant events. Opportunities are evaluated on a scale ranging from 'unwanted' for potential threats to 'wanted' for potential opportunities. They are assessed using a Group matrix aimed at maximising opportunities and achieving our strategic objectives.



Principal risks, uncertainties and opportunities *continued*

Risk categories and principal risks

Risk category	Principal risks	Change in risk profile	Committee responsibility
Licence to operate	• Adverse regulatory changes to mining rights and adverse fiscal changes	▬	• Audit and Risk Committee • Social, Ethics and Sustainability Committee
	• Loss of or threats to social licence to operate (Ψ)	🔺	
Liquidity	• Failure to move down the industry cost curve – all-in sustaining cost ^{APM} competitiveness (Ψ)	🔻	• Audit and Risk Committee
	• Adverse gold and commodity prices, and currency movements	🔻	
Asset portfolio	• Inability to replace Mineral Reserve and Mineral Resource (Ø)	🔻	• Board
	• Failure to successfully deliver and ramp up growth projects (Ø)	▬	
Event	• Possible suspension and/or shutdown of TSFs due to capacity constraints and/or event	🔻	• Social, Ethics and Sustainability Committee • Audit and Risk Committee
	• Adverse implications of digital breaches for reputation and operations	▬	
Performance	• Failure to meet our operational/safety performance targets (Ø)	▬	• Audit and Risk Committee • Compensation and Human Resources Committee
	• Failure to attract and retain critical skills and talent (Ø)	▬	
	• Failure to move down the industry cost curve – all-in sustaining cost ^{APM} competitiveness (Ψ)	🔻	
Reputation	• Inability to meet expectations to mine sustainably (ESG performance)	▬	• Social, Ethics and Sustainability Committee
	• Loss of or threats to social licence to operate (Ψ)	🔺	

(Ψ) *An integrated risk that impacts more than one category of risk*

(Ø) *Interlinked risks impacting same risk category*

Change in risk profile for 2024 versus 2023

▬	🔺	🔻
Stable	**Increase**	**Decrease**



Principal risks, uncertainties and opportunities *continued*

Description of our principal risks by category

 **Risk category:** Licence to operate

Related strategic focus areas*:

Risk: Adverse regulatory changes to mining rights and fiscal changes

Description

Our mining rights have the potential of being altered, suspended, or cancelled in the countries in which we operate for a variety of reasons varying from changes in political, tax, and economic laws and policies, inclusive of breaches in obligations in respect of these mining rights. The laws, policies and regulations are increasingly uncertain, changing and generally require progressively higher payments to governments, notably in the form of increased royalties and taxes, mandated beneficiation, export levies and increasing or retaining state or national ownership of resources.

How we manage

- **Monitor changes in the regulatory landscape**. We proactively monitor developments in mining regulations, fiscal policies, and related legislation to identify potential changes

- **Engage with regulatory authorities**. We build relationships with government departments and regulators to stay informed of upcoming changes and potential impacts on mining rights and tax regimes and to participate in public consultations to provide input on regulatory changes

- **Participate in industry associations** or formal alliances with other mining companies and engage in efforts to influence regulatory change

- **Encourage broader stakeholder engagement** and develop proactive strategies to address potential regulatory changes by involving government and other stakeholders (including diplomacy, international organisations and advisory boards)

- **Advocate stability agreements.** Where possible, we negotiate (or renegotiate as appropriate) stabilisation clauses that limit the impact of future regulatory or fiscal changes

- **Use other legal avenues.** If a regulatory change is in breach of a stability agreement and/or adversely affects the organisation, we pursue legal avenues, including the use of dispute settlement provisions in stability agreements and/or court challenges

Changes

There were no significant changes in the factors contributing to this risk.

Risk owner:

Chief Legal Officer

Risk: Loss of or threats to social licence to operate (Ψ)

Description

AngloGold Ashanti is expected to operate in a sustainable manner and to provide benefits to and mitigate adverse impacts on communities affected by our operations. Failure to do so can result in legal suits, additional costs to address social or environmental impacts of operations, investor disinvestment and loss of "social licence to operate" and could adversely impact our financial condition. In some cases, community resettlement is necessary to progress mining activities. Stakeholder expectations may change rapidly with greater demands made by communities, and/or governments. There is growing demand to support local host communities and relinquish land for other economic developments or to support host communities through, for example, the formalisation of artisanal mining activities.

How we manage

- Implement targeted stakeholder mapping and engagement

- Monitor legislative, regulatory and political landscapes

- Meet local content and localisation requirements

- Share economic benefits and value creation with host countries and communities

- Review sustainability performance with general managers and increase overall awareness among the senior management cohort across all operations

- Conduct periodic assessment of status of social licence to operate at operations

- Embed international human rights standards such as the United Nations Guiding Principles on Business and Human Rights and promote a culture of respecting and protecting human rights wherever we operate

- Support multi-stakeholder initiatives to formalise artisanal and small-scale mining

Changes

The contributing factor increasing the risk level is heightened ASM activities that may potentially impact our concessions, especially at Obuasi in Ghana, Siguiri in Guinea and Geita in Tanzania.

Risk owner:

Chief Sustainability and Corporate Affairs Officer

* See **Strategy** *(pages 10–12) for more on our strategic focus areas*

(Ψ) *An integrated risk that impacts more than one category of risk*


Principal risks, uncertainties and opportunities *continued*

Description of our principal risks by category *continued*



**Risk category:** Liquidity

Related strategic focus areas*:

Risk: Failure to move down the industry cost curve – all-in sustaining costs^{APM} competitiveness (Ψ)

Description

Our ability to meet financial obligations depends on the all-in sustaining costs^{APM} (AISC) achieved, our ability to generate cash and price increases or disruptions, some of which are outside our control and relate to commodity pricing, supply, or logistics disruptions.

How we manage

- Introduce lower cost ounces to the Mineral Reserve and production profile

- Optimise capital expenditure to improve returns

- Protect pricing through gold and oil price hedges where these are appropriate instruments to use

- Improve effectiveness by ensuring better operational outcomes, including lower costs

- Implement the operational excellence programme focused on sustainable continuous improvement initiatives

- Standardise performance management reporting, establish a framework that allows us to separate controllable and non-controllable elements of our cost base, gain an improved understanding of performance and ensure that operations are focused on controllable elements

Changes

Growth in free cash flow^{APM} and continued operational and efficiency improvements contributed to a decrease in the risk level.

Risk owner:

Chief Financial Officer

Risk: Adverse gold and commodity price and currency movements

Description

Our revenues are primarily derived from the sale of gold, silver and sulphuric acid. The market prices of these commodities fluctuate significantly, and these fluctuations are caused by numerous factors beyond our control such as changes in gold demand.

How we manage

- Ensure adequate liquidity

- Enhance cost competitiveness by improving quality of the portfolio

- Focus on cost, efficiencies, and capital discipline

- Maintain long-term optionality by ensuring a competitive project pipeline

- Improve debt profile and cost of capital

- Conduct sensitivity analyses on gold price, production and exchange rates

- Improve cash flow by ensuring better operational outcomes and reducing costs

Changes

We captured the benefits of a healthy gold price contributing to a decrease in the risk level.

Risk owner:

Chief Financial Officer

** See **Strategy** (pages 10–12) for more on our strategic focus areas*

(Ψ) An integrated risk that impacts more than one category of risk



Principal risks, uncertainties and opportunities *continued*

Description of our principal risks by category *continued*

 **Risk category:** Asset portfolio

Related strategic focus areas*:

Risk: Inability to replace Mineral Reserve and Mineral Resource ** (Ø) 	**Risk: Failure to successfully deliver and ramp up growth projects (Obuasi, Quebradona and Nevada) (Ø)**

Description

Our ability to sustain or increase gold production depends, in part, on the success of our exploration activities and related projects, and we may be unable to sustain or increase such production levels if these are not successful. The pursuit of assets, properties or companies for acquisition may include production, development as well as advanced stage exploration assets or properties. Any acquisition or acquisitions may expose us to new geographic, political, legal, social, operating, financial and geological risks.

How we manage

- Continue exploration activities and undertake studies to estimate the technical and economic viability of mining projects and determine appropriate mining methods and metallurgical recovery processes.

Short- to medium-term action

- ◦ Create flexibility for mines to cope with unexpected events that might interrupt and hinder delivery of the mine plan by improving Mineral Reserve development

- ◦ Replenish mineral inventory through greenfield and brownfield exploration

- ◦ Apply robust business planning, portfolio optimisation and feasibility studies to support Mineral Reserve conversion

Long-term action

- ◦ Target new discoveries through focused greenfield exploration

Changes

The Centamin acquisition and its value proposition, which enhanced the portfolio of assets in our Tier 1 asset base, contributed to a decrease in the risk level.

Risk owner:

Chief Development Officer

Description

Development of our existing and new mining projects may be subject to unexpected problems, costs and delays that could impact our ability to develop or operate the relevant project as planned.

Delays in project delivery and increased costs attributable to a lack of community support can lead to a drop in project value or an inability to bring the project to production. Where stakeholder consultation breaks down, disputes may lead to reduced property access or delays in operations.

How we manage

- Active oversight of capital discipline

- Review projects to assess progress and adherence to our capital allocation framework

- Ensure appropriate project skills, systems, structures and governance are in place

- Minimise supply chain disruptions, retain critical supplies, reduce and or plan for extended lead times

- Feasibility studies undertaken to an appropriate level of engineering to make informed decisions on capital investment with a high degree of confidence in project parameters

- Complete optimised feasibility study on Quebradona and address gaps in Environmental Impact Assessments required by regulators to secure outstanding permits

- Undertake detailed engineering on the North Bullfrog project to reduce risk prior to construction decision

- Continue to progress the pre-feasibility study on the Merlin deposit as part of the broader Expanded Silicon project to advance to the next decision point in the stage gate process

Changes

There were no significant changes in the risk factors contributing to the risk.

Risk owner:

Chief Technology Officer

*See **Strategy** (pages 10–12) for more on our strategic focus areas*

*** This risk was previously titled: Inability to convert Mineral Reserve and Mineral Resource*

(Ø) The impact of each of these risks affects the other



Principal risks, uncertainties and opportunities *continued*

Description of our principal risks by category *continued*



Risk category: Event

Related strategic focus areas*:



Risk: Possible suspension and/or shutdown of TSFs due to capacity constraints and/or event **

Description

Tailings capacity constraints, severe weather events, or new regulatory requirements could cause potential operational disruptions or stoppages. Such events could have significant safety, environmental and financial consequences. This could cause fundamental changes in the way we operate.

Non-compliance with tailings management requirements and standards, and potential liabilities in the event of a failure to timely comply with these requirements or an incident involving a TSF, could adversely impact our ability to operate, financial condition, results of operations and reputation.

How we manage

- Work to maintain comprehensive TSF governance at operational and corporate level
- Consistent and improved governance and compliance with GISTM, applicable legislation and regulation, AngloGold Ashanti standards and best practice
- Sufficient planning of design, construction and budgeting for life-of-mine plans

Changes

All of our TSFs in Brazil have received the required periodic certification.

Risk owner:

Chief Technology Officer

Risk: Adverse implications of digital threats/breaches for reputation and operations

Description

We maintain global information, digital technology, communication networks and applications to support our business activities. Our digital landscape is ever-changing and under constant threat, both externally and internally. We outsource several digital technology functions and applications to third party vendors, and these engagements may impact our cybersecurity position.

How we manage

- Continuously monitor solutions implemented to support our global digital technology and communication networks, and applications to maintain a suitable and well-managed environment

Prevention

- Company awareness of threats including mandatory cyber training and awareness
- Effective monitoring of the landscape and usage of technologies
- Appropriate risk controls and verifications (such as configuration management/identity and access management)
- Network segmentation

Reactive

- Undertake approaches to modernise the use of technology in our business
- Security Operations Centre fully implemented
- Ensuring effective disaster recovery for resilience
- Evaluation of landscape control environment for operational technology
- Reassessment and renovation of legacy controls
- Maintain and improve insurance for cyber-related incidents

Changes

There were no significant changes in the risk factors contributing to this risk.

Risk owner:

Chief Technology Officer

*See **Strategy** (pages 10–12) for more on our strategic focus areas*

** *This risk was previously titled: Possible suspension and or shutdown of TSFs through increased regulatory scrutiny and/or occurrence of a catastrophic event*


Principal risks, uncertainties and opportunities *continued*

Description of our principal risks by category *continued*



Risk category: Performance

Related strategic focus areas*:

Risk: Failure to meet our operational/safety performance targets (Ø)	**Risk: Failure to attract and retain critical skills and talent (Ø)**

Description

Our operations are subject to risks of hazards and other events that may adversely impact our ability to produce gold and meet production and cost targets.

How we manage

- Business plans by focusing on Mineral Resource modelling, integrated business planning and execution

- Improve Mineral Reserve life and planning certainty

- Maintain operational excellence programmes aimed at improving on budget, productivity and efficiencies

- Focus on safe production across all operations to achieve zero harm including the implementation of refreshed safety strategy

- Continue ongoing monitoring of physical and mental health of employees and response planning

- Implement Full Asset Potential Review outcomes

- Embed asset integrity programmes

Changes

There were no significant changes in the factors contributing to this risk.

Risk owner:

Chief Operating Officer

Description

We compete globally with mining and other companies to attract and retain key human resources, at all levels, who have the appropriate technical skills and the operating and managerial experience necessary to operate and supervise our business.

Having the right people with the required skills is vital to the efficient conduct of our business and strategic delivery. Our success depends largely upon the continued service of our senior management, including the Chief Executive Officer and Chief Financial Officer, the executive officers at each of our business divisions, the general managers at our mines, and other senior managers.

How we manage

- Implement development planning and deployment initiatives to ensure internal skills building and a future pipeline

- Develop value proposition for AngloGold Ashanti as an employer of choice

- Increase training capacity for scarce skills

- Implement short- and long-term incentive schemes

- Conduct employee engagement surveys and act on feedback

- Enable flexible working conditions to attract a diverse workforce

- Develop a global mobility programme to enable skills development and retention

- Liaising with key government officials and regulators to develop specialised skills-in-country

Changes

There were no significant changes in the factors contributing to this risk.

Risk owner:

Chief People Officer

---

* See **Strategy** *(pages 10–12) for more on our strategic focus areas*

(Ø) *Interlinked risks impacting same risk category*



Principal risks, uncertainties and opportunities *continued*

Description of our principal risks by category *continued*



Risk category: Reputation

Related strategic focus areas*:

Risk: Inability to meet expectations to mine sustainably – ESG performance **

Description

Increased scrutiny and changing stakeholder expectations, including from communities, governments and NGOs as well as from investors, lenders and other market participants with respect to our environmental, social and governance (ESG) performance and policies, may impact AngloGold Ashanti's reputation. This could also lead to additional costs to meet stakeholder expectations, hinder access to capital or expose us to additional risks, including disinvestment and litigation.

How we manage

- Conduct regular engagement and collaboration with stakeholders

- Undertake transparent reporting and public disclosure

- Review sustainability performance with general managers and increase overall awareness among senior management across all operations

- Maintain good corporate citizenship and governance

- Manage and limit environmental impacts and progress achievement of targets

- Integrate climate considerations into the business and maintain physical climate risk assessments for all operations

- Follow legislative and sentiment changes in climate politics and implement climate change strategy

- Implement a human rights framework

- Enhance inclusion, diversity and equity practices

- Undertake long-term projects to reduce greenhouse gas emissions (GHG) from our operational activities

Changes

There were no significant changes in the factors contributing to this risk.

Risk owner:

Chief Sustainability and Corporate Affairs Officer

** See **Strategy** (pages 10–12) for more on our strategic focus areas*

** This risk was previously titled: Inability to meet investor expectations to mine responsibly – ESG performance


Delivering on our strategy

AngloGold Ashanti continued working to improve relative cost performance and completed the acquisition of Centamin. The Centamin assets complement our existing assets and will support delivery of our strategy.

Our continued focus on cost control, sustained and stronger operating improvements, and record gold prices all contributed to significant year-on-year gains in earnings and free cash flow[APM]. The marked operational turnaround of the Brazilian operations continued to gain momentum while the Australian operations, Siguiri and Obuasi had recovered by year end from setbacks encountered earlier in the year. Our exploration success continued with our total gold Mineral Reserve increasing before depletion for the seventh consecutive year – and this excludes the addition of Centamin, whose acquisition represents a corporate milestone. Despite these achievements, there was a sobering reminder of the importance of safety. The tragic loss of a contractor colleague reinforced our steadfast commitment to advancing safety measures and ensuring employee wellbeing, which remains our priority.

We adopt a holistic approach in managing the delivery of key performance indicators (KPIs) against the five strategic focus areas.

Delivering by strategic focus area



Prioritise people, safety, health and sustainability

Related strategic initiatives

- Zero harm – eliminating fatalities
- Strategies and policies in place include:
  - Climate change and decarbonisation strategies
  - Inclusion, diversity and equity policy
- TSF management
- Social compacts with communities
- Stakeholder engagement

Related KPIs

People, safety and health

- Succession planning
- Gender diversity
- Safety performance
- Major hazard control compliance
- Number of high potential safety incidents

Sustainability (communities and the environment)

- Reportable environmental incidents
- Land rehabilitation
- GHG management and emissions
- Water stewardship projects
- Resolution of community grievances

Delivery/performance in 2024

Features of our performance in this area include:

Safety: While overall safety performance improved, there was sadly one fatality at Geita, a reminder that there is still room for improvement and we have renewed commitment to instilling an ingrained safety culture among employees.

Tailings management: Work continues to ensure that we meet our commitment to comply with the Global Industry Standard on Tailings Management (GISTM) targets by August 2025.

Energy transition: Significant progress has been made with completion of the installation of renewable energy facilities at our Tropicana operation in Australia, while projects are being planned for our Ghana and Guinea operations. In Tanzania, we are converting from costly on-site diesel-generated power to the national grid, which includes a significant hydroelectric component.

To find out more about our related performance in 2024, see ***Addressing climate change*** (see pages 72–83) and ***Reporting on our sustainability performance*** (see pages 84–89).

Water: Progress was made in the areas of water stewardship and biodiversity. We have fully committed to the ICMM's new Nature Position Statement launched in January 2024. This includes a commitment to not mining or exploring in World Heritage Sites, to respect all legally designated protected areas and to ensure, by closure, no net loss of biodiversity at any of our mine sites wherever possible, against a 2020 baseline.

Artisanal and small-scale mining: We continued to work with governments, NGOs and others to address artisanal and small-scale mining (ASM). Our understanding of the importance of having options for alternative livelihoods that are better paying, safer and lead to a better quality of life plays a role is addressing ASM and feeds into our community initiatives.

To find out more about our related performance in 2024, see ***Reporting on our sustainability performance*** (see pages 84–89).

Related risk categories

- Licence to operate
- Event
- Performance
- Reputation



Delivering on our strategy *continued*

Delivering by strategic focus area *continued*



Maintain financial flexibility

Related strategic initiatives

- Revision to capital allocation framework
- Cash conversion and working capital optimisation
- Maintain a leverage ratio of less than 1 times through the cycle

Related KPIs

- Total dollar shareholder returns (TSR)
- Adjusted net debt[APM] to adjusted EBITDA[APM]
- Free cash flow[APM]

Delivery/performance in 2024

The balance sheet remained in a strong position after the funding of all capital expenditure, the prior dividend payment and the cash portion of the Centamin acquisition. A nine-fold increase in 2024 free cash flow[APM] to $942m was delivered. By the end of the year, adjusted net debt[APM] was $567m, and the adjusted net debt[APM] to adjusted EBITDA[APM] ratio was 0.21 times, the lowest since 2011. At year end, approximately $2.6bn in liquidity was available, including cash and cash equivalents of $1.4bn.

To find out more about our related performance in 2024, see the **_CFO's report_** (see pages 48−49) and the **_Financial review_** (see pages 50−62).

Related risk categories

- Licence to operate
- Liquidity
- Asset portfolio
- Event
- Performance
- Reputation



Optimise overhead, costs and capital expenditure

Related strategic initiatives

- Enhance cost and capital efficiency
- Continuously refine our operating model to optimise organisational effectiveness and boost productivity
- Enhance asset integrity and reliability
- Tracking performance relative to peers

Related KPIs

- Total cash costs[APM]
- All-in sustaining costs[APM]
- Capital expenditure

Delivery/performance in 2024

Implementation of our Full Asset Potential (FAP) programme and related initiatives continued, delivering improved efficiencies and driving stronger cost performance in the year that offset inflationary impacts. This afforded enhanced predictability and resilience in withstanding disruptions to production.

Continued work is undertaken to ensure an optimal organisational structure to support execution on our strategy.

To find out more about our related performance in 2024, see the **_Regional reviews − operations and projects_** (see pages 30−43).

Related risk categories

- Liquidity
- Event
- Performance
- Reputation



Delivering on our strategy *continued*

Delivering by strategic focus area *continued*



Improve portfolio quality



Maintain long-term optionality

Related strategic initiatives

- New operating model
- Full Asset Potential (FAP) programme
- Acquisitions and disposals/closures

Related strategic initiatives

- Invest in asset development
- Prioritising Mineral Reserve development
- Strategic acquisitions

Related KPIs

- Gold production
- Recovered grade
- Volumes mined

Related KPIs

- Additions to the total gold Mineral Reserve
- Additions to the total gold Mineral Resource
- Investment in Mineral Resource and Mineral Reserve development

Delivery/performance in 2024

Initiatives such as our FAP programme aim to enhance the quality of our operating portfolio and ensure optimal performance. Implementation of the various FAP initiatives enabled flexible delivery on our mine plans, allowing for optimised operational results. Our operating asset portfolio was boosted by the inclusion of Sukari following completion of the Centamin acquisition in November 2024.

Gold production was 1% higher at 2.66Moz with several operations demonstrating resilience. The marked operational turnaround at the Brazilian operations, as well as higher production from those in Argentina, Guinea and Australia, together with the addition of Sukari, helped to offset declines at other operations. Gold production at Geita remained steady. Overall, Group production was supported by an uplift in underground recovered grade, which was almost 8% higher at 3.92g/t while tonnes milled was on par with that in 2023.

To find out more about our related performance in 2024, see the *Regional reviews − operations and projects* (see pages 30−43).

Delivery/performance in 2024

AngloGold Ashanti has achieved significant exploration success over the past five years, adding 20.9Moz to its gold Mineral Reserve, before depletion and including the Centamin acquisition. Our exploration programme has delivered annual increases in our gold Mineral Reserve, before depletion, for seven consecutive years.

At the end of 2024, following completion of the Centamin acquisition, we recorded a total gold Mineral Reserve of 31.2Moz, a total gold Measured and Indicated Mineral Resource of 67.1Moz and a total gold Inferred Mineral Resource of 55.0Moz.

To find out more about our related performance in 2024, see *Regional reviews − operations and projects* (see pages 30−43) and *Exploration and planning for the future* (see pages 44−47) in this report and the *Mineral Resource and Mineral Reserve Report 2024.*

Related risk categories

- Liquidity
- Asset portfolio
- Performance
- Reputation

Related risk categories

- Licence to operate
- Liquidity
- Asset portfolio
- Event
- Performance
- Reputation


Regional reviews – operations and projects

Africa

Africa is home to six of our operations. Our managed operations are in Egypt, Ghana, Guinea and Tanzania. In the DRC, Kibali (ownership 45%) is managed by Barrick, our joint venture partner.



Sukari, Egypt

Location of our Africa operations and projects



Guinea
Siguiri (85%)

Egypt
Sukari (50%)

Ghana
Iduapriem
Obuasi

Tanzania
Geita

DRC

Côte d'Ivoire
Doropo

Johannesburg

**Democratic Republic of
the Congo (DRC)**
Kibali (45%)

Legend ● *Operations* ● *Projects*



0   2,000km

Following the acquisition of Centamin in November 2024, we now operate and manage the Sukari mine in Egypt.

Greenfield exploration is currently underway in Tanzania, and at our newly acquired assets in Egypt and Côte d'Ivoire. Brownfield exploration is conducted at all our African operations. To read about our exploration activities in Africa, see *Exploration and planning for the future* (from page 44).

At the end of 2024, our Africa operations' gold Mineral Reserve accounted for 72% or 22.6Moz of our total gold Mineral Reserve (2023: 69% and 19.3Moz), and a gold Measured and Indicated Mineral Resource of 26.4Moz, equivalent to 39% of the Group total gold Measured and Indicated Mineral Resource (2023: 20.2Moz, 34%) and a gold Inferred Mineral Resource of 23.8Moz, equivalent to 43% of the Group total gold Inferred Mineral Resource (2023: 17.7Moz, 38%).

Across our African operations, our FAP programme continues. It remains a cornerstone of our ability to operate predictably, to drive better cash flows and to improve the long-term value of our business.

We monitor improvements to the fundamental value drivers at each site – whether they be mining volumes, recoveries, development or any other aspect of our business that if enhanced will boost production and improve cash flows.


Regional reviews – operations and projects _continued_

Africa

2024 at a glance

Gold produced	**Total cash cost**[APM]	**People employed on average**
1.56Moz (1)(2)	**$1,157/oz** (1)(3)	**27,930** (1)
equivalent to 59% of total group production		including 17,989 contractors
(2023: 1.58Moz; 60%)	(2023: $1,065/oz)	(2023: 21,734; 14,424)

TRIFR	**Invested in communities**	**Productivity**
0.49	**$14.34m**	**12.31**
injuries per million hours worked		oz per total employee costed
(2023: 0.39)	(2023: $12.60m)	(2023: 13.95)

Net cash inflow from operating activities	**Capital expenditure**	**Scope 1 and 2 GHG emissions (CO$_2$e)**
$1.49bn (1)	**$814m** (1)	**894kt**
(2023: $1.04bn)	(2023: $710m)	(2023: 822kt)

(1) _Includes Kibali_
(2) _2024 production: Africa managed operations 1.254Moz and Kibali: 309,000oz (2023: Africa managed operations: 1.237Moz and Kibali: 343,000oz)_
(3) _2024 total cash cost: Africa managed operations: $1,212/oz and Kibali: $935/oz (2023: Africa managed operations: $1,138/oz and Kibali: $802/oz)_



Obuasi, Ghana



Regional reviews – operations and projects *continued*

Africa

Regional performance – Africa

TRIFR
(injuries per million hours worked)
2020 0.59
2021 0.61
2022 0.33
2023 0.39
2024 0.49



Gold production
(000oz)
2020 1,603
2021 1,464
2022 1,685
2023 1,580
2024 1,563



Productivity
(oz/total employee costed)
2020 20.20
2021 15.54
2022 16.00
2023 13.95
2024 12.31



Cost performance
($/oz)
2020 793 958
2021 914 1,164
2022 972 1,233
2023 1,065 1,440
2024 1,157 1,598
Total cash costs APM
All-in sustaining costs APM (1)



(1) *World Gold Council Standard*

Performance by operation

Geita

Gold production remained stable year on year at 483,000oz in 2024 (2023: 485,000oz), with the slight decrease attributed to minor mining and processing activity variances. Adverse weather during the year was also challenging to operations.

The total cash cost[APM] per ounce remained unchanged at $984/oz, though individual cost components varied. Declines in the cost of labour, reagents and stores, as well as fuel savings, contributed to a decrease in direct operating costs. Higher inventory credits were driven by increased ore stockpiling from Nyamulilima Cut 2. Higher royalties and production taxes offset these savings due to increased gold prices.

The FAP programme contributed to an improvement in ore tonnes mined in the higher-grade Nyankanga underground area, offsetting lower open pit grades and lower tonnes processed.

Delivery of backfill directly to stopes via drill holes from surface, rather than by truck, debottlenecked underground materials handling capacity and improved overall stope availability.

Geita's special mining licence covering approximately 19km² was renewed in the year for 15 years.

During the year the mine connected to Tanzania's national electricity grid, Tanesco, which is ~45% supplied by renewable energy sources. The switch to the national grid is expected to reduce Geita's diesel use for power generation by ~80%, its carbon emissions by at least 50,000t annually and the mine's power costs. However, since connecting to the grid, power supply has been unreliable, resulting in additional use of diesel generators. For more detail, see ***Addressing climate change*** (see page 72).

Geita's net VAT receivable closing balance at 31 December 2024 was $163m (2023: $153m) up from the previous year, mainly as a result of foreign exchange adjustments and new claims submitted. The offsetting of verified VAT claims against corporate tax payments partially alleviated this.

Siguiri

Siguiri's gold production was 273,000oz at a total cash cost [APM] of $1,703/oz in 2024 versus 260,000oz and $1,650/oz in 2023. The 5% year-on-year increase in production was due mainly to improved metallurgical recovery following low-capex plant modifications focused on carbon management and improvement in oxygen levels.

Tonnes mined increased by 35% due to improved equipment availabilities and utilisation through the implementation of FAP initiatives after transitioning to owner mining in mid-2023.

The recovered grade improved in the second half of the year after adjustment to the mine plan to replace Bidini material in the plant feed with ore from other sources. Challenges were experienced with low metallurgical recoveries from this one source.

The 3% rise in total cash costs[APM] was mainly driven by higher mining and rehandling costs resulting from a 35% increase in tonnes mined and a 1% increase in tonnes treated.

The low-capex modifications to the plant and improved mining performance lifted production in the second half of the year with the average metallurgical recovery rising to 90%.



Regional reviews – operations and projects *continued*

Africa

Iduapriem

Iduapriem's gold production was 237,000oz at a total cash cost[APM] of $1,118/oz in 2024, versus 268,000oz and $943/oz, respectively in 2023.

Gold production fell by 12% year on year, primarily due to a 23% reduction in ore tonnes mined, driven by operational challenges, lower equipment productivity, and adverse weather conditions. The decline in recovered grades (1.36g/t in 2024 versus 1.54g/t in 2023), further impacted output mainly from the Block 7 and 8 Cut 2b and Block 5. Lower-grade stockpile material was also processed during the year, reducing gold production.

The 19% increase in total cash cost[APM] per ounce was mostly a result of lower gold production and higher operating costs. Key factors were increased mining contractor costs, higher inventory movements due to reduced ore delivery, and elevated royalties on higher gold prices. This increase was partially offset by savings in fuel, power, service and refinery expenses, as well as the earlier-than-expected completion of certain consultancy activities, and lower labour costs.

During the year, improvement work focused on drill and blast performance and higher equipment availabilities and utilisation to increase mining rates and ore tonnes mined to achieve better ore delivery to the plant.

Obuasi

Obuasi's gold production was 221,000oz at a total cash cost[APM] of $1,214/oz in 2024 compared to 224,000oz and $1,114/oz respectively in 2023.

The marginal decrease of 1% in production was due mainly to a 3% decline in the grade treated (6.25g/t in 2024 versus. 6.44g/t in 2023) associated with delays in high-grade stope production related to poor ground conditions. Tonnes treated increased slightly, while mill recovery remained stable at 86%.

Total cash cost[APM] per ounce rose by 9%, driven by a 9% increase in tonnes mined and a 1% rise in tonnes treated.

During 2024, the site implemented measures to address various mining challenges which impacted stope availability and access to high-grade areas. Difficult ground conditions in high-grade areas characterised by graphitic shear zones, excessive dilution and ore hang up in sub-level open stopes (SLOS) and poor flexibility in Block 8 slowed the planned mining ramp-up.

SLOS performance was optimised with the introduction of a new Easer L drill rig to improve stope slot blasting performance and dedicated stoping and charge crews. By year end, the SLOS annual production baseline had stabilised at around 200,000oz.

A trial of the underhand drift and fill (UHDF) mining method for use in the high-grade areas with poor ground conditions was successful, demonstrating improved safety, minimised dilution and maximum extraction. A hybrid mining approach has been adopted, using SLOS in lower-grade areas and UHDF in higher-grade areas to deliver a safer, more predictable ramp-up profile.

During 2024, Phase 3 work involving the refurbishment of the Kwesi Mensa shaft and associated infrastructure continued. The Kwesi Mensa ventilation shaft – believed to be the world's largest raise bore shaft – was successfully completed. The resultant ventilation improvements will support a ramp-up in mined volumes from the Block 10 mining area. Also, as part of Phase 3, the underground rail transport system was completed.

These upgrades will facilitate the development of several mining fronts in Block 1 and Block 10, optimising the significant infrastructure already in place.

Kibali

Attributable gold production for Kibali was 309,000oz at a total cash cost[APM] of $935/oz in 2024 versus 343,000oz and $802/oz in 2023.

Gold production declined by 10%, mainly due to lower recovered grades from open-pit areas mined, driven by operational challenges and high initial waste stripping. This decrease was partially offset by higher open-pit tonnes treated compared to 2023.

Total cash cost[APM] per ounce increased by 17%, a result of higher operating costs and lower production volumes. The cost increase was primarily attributed to greater open-pit mining volumes, reduced stockpile credits due to less full-grade ore mined, and a higher stripping ratio. Increased waste-stripping capital credits partially mitigated these factors. The weakening of the Congolese franc against the dollar had a minimal impact on overall costs due to limited exposure to local currency expenses.

Sukari

Following its acquisition in late November 2024 , the Sukari gold mine contributed 40,000oz to production at a total cash cost[APM] of $1,165/oz and contributed $61m to group free cash flow[APM] for 2024.

Sukari is North Africa's pre-eminent gold mine and a Tier 1 addition to our portfolio. The mine conducts both underground and open pit mining.

Centamin acquisition

AngloGold Ashanti completed the takeover of Centamin plc in November 2024, acquiring the operating Sukari mine and exploration licences in Egypt's Eastern Desert, one of the world's most under-explored prospective mining districts. The acquisition included the Doropo Project and the Archean-Birimian Contact (ABC) exploration property in Côte d'Ivoire.

Sukari is located approximately 700km from Cairo and 25km from Marsa Alam on the Red Sea. First gold was poured in June 2009 and commercial production began on 1 April 2010, making Sukari the first modern gold mine in Egypt, a country which in ancient times was a prolific producer of the precious metal.

The acquisition provides a compelling strategic fit for AngloGold Ashanti, aligning with our core competencies in exploration, operation of large open-pit and underground gold mines in Africa and asset optimisation. Synergies are expected to be captured through streamlining corporate costs, leveraging AngloGold Ashanti's scale to gain procurement benefits and by applying our FAP optimisation process.


Regional reviews – operations and projects *continued*

Africa

Greenfield projects – update

Doropo

AngloGold Ashanti acquired the Doropo project with the acquisition of Centamin in November 2024. Doropo is located in a remote area in the far northeast of Côte d'Ivoire, in the Bounkani region, one of the least developed in the country.

A definitive feasibility study completed by Centamin prior to our acquisition confirmed the project's economics and potential for a commercial-scale operation. The study indicates that the Mineral Reserve estimate supports a 10-year life of mine and an average annual production rate of 167,000 ounces at an all-in sustaining cost[APM] of $1,047/oz.

The study also sought to minimise the social impact on local communities. The required physical, biological and social baseline studies and draft management plans in supporting the impact assessment were also completed prior to acquisition with

regulatory approval of the Environmental and Social Impact Assessment being received together with the environmental permit in June 2024.

Doropo: Mineral Resource and Mineral Reserve*

At 31 December 2024, a gold Mineral Reserve of 1.7Moz was recorded together with a gold Measured and Indicated Mineral Resource of 0.8Moz and a gold Inferred Mineral Resource of 0.3Moz.

Priorities 2025

Operations

- At **Obuasi**, continue implementation of the UHDF mining method and stoping improvements

- Regarding **Iduapriem**, continue to engage with the Government of Ghana on the proposed Tarkwa-Iduapriem joint venture with Gold Fields to potentially create Africa's largest gold mine

- At **Siguiri**, improve mining volumes through ongoing improvements to fleet availability and utilisation; and introduce gravity recovery in the processing plant to further improve metallurgical recovery

- At **Geita**, upgrade ventilation at the Star and Comet underground mine, focus on FAP initiatives, including tele-remote underground mining from surface, and continue to work with Tanesco to improve grid stability from current 75% availability to 100% while extending the transmission line from the national grid to replace diesel-generated power at Star and Comet, and Nyamulilima (commissioning planned for 2026)

- At **Sukari**, integrate the mine into AngloGold Ashanti's business systems and processes, leveraging the FAP framework and supply chain purchasing capacity

Sukari, Egypt

* Upon issuance of an exploitation permit, the Government of Côte d'Ivoire is entitled to a free-carried interest in the Doropo project. Consequently, the Mineral Resource and Mineral Reserve for the Doropo project are limited to the Mineral Resource and Mineral Reserve expected to be attributable to AngloGold Ashanti (90%).



Regional reviews – operations and projects

Americas

Our Americas region hosts three of our operations – one in Argentina and two in Brazil – as well as one greenfields project in Colombia. We also have a significant greenfields development in Nevada, United States.

Location of our Americas operations and projects



Colombia
La Colosa
Quebradona

United States of America
Expanded Silicon (a)
North Bullfrog

Brazil
Serra Grande
AGA Mineração

Legend   ● Operations   ● Projects

0   2,000km

Argentina
Cerro Vanguardia (92.5%)

(a) Includes the Silicon and Merlin deposits


Cerro Vanguardia , Argentina

Operating sites in our Americas region are Cerro Vanguardia in Argentina, and AGA Mineração and Serra Grande in Brazil.

The AGA Mineração operation comprises the Cuiabá and Córrego do Sítio (CdS) mining complexes. The Cuiabá complex includes the Cuiabá and Lamego mines as well as the Queiroz gold plant. The CdS complex was placed on care and maintenance in August 2023.

In Colombia, our portfolio includes the Quebradona project in the department of Antioquia. La Colosa, in the department of Tolima, remains under *force majeure*.

In the United States, our greenfield concessions include the North Bullfrog Project and the separate Expanded Silicon Project, which includes the current Silicon and Merlin deposits. Exploration and studies are ongoing. For more detail on our exploration activities in the Americas, see below and ***Exploration and planning for the future*** (from page 44).

At the end of 2024, our Americas region, including projects, accounted for a gold Mineral Reserve of 6.3Moz, equivalent to 20% of our total gold Mineral Reserve (2023: 6.2Moz, equivalent to 22% of the total).

At the end of 2024, our Americas region (including projects) accounted for a total gold Measured and Indicated Mineral Resource of 36.3Moz, equivalent to 54% of our Group total gold Measured and Indicated Mineral Resource (2023: 36.5Moz, 61%) and a total gold Inferred Mineral Resource of 27.9Moz, equivalent to 51% of our Group total Inferred Mineral Resource (2023: 25.2Moz, 54%).

Of this, our Colombia and Nevada projects together accounted for a gold Mineral Reserve of 3.7Moz (2023: 3.6Moz), a Measured and Indicated Mineral Resource of 30.9Moz and an Inferred Mineral Resource of 21.6Moz (2023: 30.9Moz and 18.5Moz respectively).


Regional reviews – operations and projects *continued*

Americas

2024 at a glance

Gold produced

526,000oz

equivalent to 20% of total group production

(2023: 502,000oz; 19%)

Total cash cost [APM]

$1,027/oz

(2023: $1,122/oz)

People employed on average

8,509

including 3,501 contractors

(2023: 8,565; 3,046)

TRIFR

1.80

injuries per million hours worked

(2023: 2.11)

Invested in communities

$5.13m

(2023: $5.01m) [2]

Productivity

9.50

oz per total employee costed

(2023: 8.84)

Net cash inflow from operating activities [1]

$378m

(2023: $1m)

Capital expenditure

$209m

An additional $38m invested in projects

(2023: $254m; $27m)

Scope 1 and 2 GHG emissions (CO₂e)

147kt

(2023: 158kt)

[1] The sum of net cash inflows from operations offset by net operational cash outflows for projects

[2] Includes Gramalote

Cuiabá complex, AGA Mineração, Brazil



Regional reviews – operations and projects *continued*

Americas

Regional performance – Americas



TRIFR (injuries per million hours worked)

Year	Value
2020	3.68
2021	3.55
2022	2.33
2023	2.11
2024	1.80



Gold production (000oz)

Year	Value
2020	548
2021	493
2022	513
2023	502
2024	526



Productivity (oz/total employee costed)

Year	Value
2020	10.78
2021	8.74
2022	8.60
2023	8.84
2024	9.50



Cost performance ($/oz)

Year	Total cash costs APM	All-in sustaining costs APM (1)
2020	685	962
2021	832	1,455
2022	956	1,549
2023	1,122	1,710
2024	1,027	1,514

■ Total cash costs APM   ■ All-in sustaining costs APM (1)

(1) World Gold Council Standard

Performance by operation

Cerro Vanguardia

Gold production was 175,000oz (2023: 164,000oz), up 7% year on year, due mainly to better operational performance, and improved grades and heap leach performance.

Total cash costs APM per ounce rose to $1,073/oz (2023: $1,045/oz), primarily due to cost increases related to wages, materials, and services. The weakening of the Argentinian peso against the US dollar partially offsets this increase. Additional cost pressures came from higher royalties, reflecting increased gold sales and prices and greater consumption of materials and services due to higher mining activity. The cost increase was also mitigated by higher by-product revenue from improved silver prices ($28/oz in 2024 versus $23/oz in 2023).

The FAP programme contributed positively to results, a highlight of which was the payload project, with the increase of the open pit trucks payload from an average of 77t per trip to 90t per trip (nominal capacity), an improvement of 17%, by ensuring the full use of the trucks' nominal capacity during material transportation. Mine recovery and dilution, mainly in the underground mine, also improved in the year.

Cerro Vanguardia acquired the mineral rights to the Michelle project, a 14,328ha property located northwest of its operation. This project, which is in the early to intermediate exploration stage, represents an opportunity to extend Cerro Vanguardia's life of mine beyond 2028, provided that exploration results are positive. An exploration and investment plan will be implemented during 2025 to update existing Mineral Resource and discover new opportunities in this strategic area.

AGA Mineração

Gold production from the Cuiabá complex was 271,000oz (143,000oz of concentrate and 128,000oz of gold bars), an 8% improvement year on year, a function of the higher grade recovered, both in mine and at the plant, improved development performance, and implementation of FAP initiatives aimed at improving dilution control and recovery rates.

The total cash cost APM was $876/oz (2023: $1,041/oz), an improvement of 16% mainly due to higher production levels and reduced operating costs. Key savings resulted from the insourcing of services and process improvements, as well as reduced costs for legal compliance activities relating to the Queiroz plant in 2024 compared to 2023. The resumption of processing and refining operations at the plant contributed to reduced logistical and transport costs, further boosting efficiencies. In addition, 12-hour shifts were implemented for the underground mine with the full support of employees.

The focus of the FAP programme at Cuiabá was to increase the quality of mine development with the insourcing of services and improved fleet availability. FAP initiatives contributed to improved mine dilution, from 33% in 2023 to 28% by year end, a result of the reduction in the volume of waste material moved from the mine and fed into the plant.


Regional reviews – operations and projects *continued*

Americas

The plant aimed to optimise gold production volumes by increasing recovery rates, which rose from 95.5% in 2023 to 96.4% in 2024, with a greater participation of gravimetric gold (simpler and cheaper to process).

Córrego do Sítio (CdS) remains on care and maintenance with continuous efforts to optimise costs.

At both the Cuiabá and CdS complexes, all TSF structures are safe and stable. There were no emergency-level incidents in 2024. The TSFs are fully compliant with applicable legal requirements and have been certified by external consultants and validated by the ANM (National Mining Agency in Brazil).

Serra Grande

Production for the year of 80,000oz (2023: 86,000oz) was impacted by the six-month rehabilitation programme conducted on the main production decline, resulting in fewer tonnes being processed. This was partially offset by a slight increase in the grade recovered.

Despite the reduced volumes mined, the mine achieved a total cash cost of $1,411/oz compared to $1,498/oz in 2023. Lower variable costs from reduced mining and processing volumes drove lower costs. Cost savings were achieved through insourcing underground development activities, supported by a favourable exchange rate. These initiatives included land acquisition, the installation of emergency pathways and refuge chambers, and critical risk engineering actions.

In 2024, under the FAP programme, two key projects focused on increasing operational flexibility – the 'remaining ounces' initiative revisited areas of opportunity in the mine that had not been planned for the year, contributing 13koz to production for the year, while the Open Pit Mina III project contributed 6koz.

In line with the site strategy, these projects prioritised development, which increased by 17% year on year, and focused on exploration in shallower mining areas that helped expand the Mineral Resource and future mine flexibility.

Projects – performance update

Quebradona

The Colombia team is continuing with work on the review and gap analysis, and the incorporation of further information identified as part of the environmental licensing authority's (ANLA) archiving decision in Q4 2021. Since then, the team has focused on developing a strategy to collect hydrogeological, hydrological, and geotechnical data that ANLA deemed necessary for the licence application.

The optimised feasibility study (OFS) was completed to provide the technical information required to submit a new environmental impact assessment application. Due to changes in the site layout, additional geotechnical investigations were conducted. The mining method and process flow sheet have been developed. The underground access tunnels, portal and processing plant have been relocated to more efficient locations. The TSF was redesigned to align with more stringent parameters (EIA requirement), and water management was reviewed to minimise intake and discharge from natural sources and maximise the recycling of treated contact water.

Quebradona: Mineral Reserve and Mineral Resource

At 31 December 2024, Quebradona had an estimated Mineral Reserve of 2.6Moz of gold and 3,250Mlb of copper.

The estimated Measured and Indicated Mineral Resource is 2.1Moz of gold and 2,902Mlb of copper, with an estimated Inferred Mineral Resource of 2.3Moz of gold and 3,231Mlb of copper.

Nevada projects

In the United States, two greenfields projects are being progressed within the Beatty District in southern Nevada, they are:

- **North Bullfrog**, where detailed engineering is ongoing

- **Expanded Silicon**, where a pre-feasibility study and Mineral Resource definition drilling focused on the Merlin deposit are underway

The total recordable incident frequency rate of 3.61 (2023: 6.28) per million hours worked for the Nevada projects in 2024 was the lowest on record.

Nevada: Mineral Reserve and Mineral Resource

At 31 December 2024, a gold Mineral Reserve of 1.1Moz, a gold Measured and Indicated Mineral Resource of 5.4Moz and a gold Inferred Mineral Resource of 14.3Moz were estimated for the Beatty District in Nevada.

North Bullfrog

The North Bullfrog project has undergone multiple stage gate reviews. In November 2024, the NBP received approval from the Management Investment Committee to pursue the engineering design through the detailed engineering phase of the project. A capital control estimate is expected to be available by the end of the second quarter of 2025.

Federal and Nevada permitting are underway, and the detailed design effort is supporting it. In 2024, the project received the first round of National Environmental Policy Act (NEPA) public comments requesting an investigation of mine alternatives that consume less water over the life of the operation.

A mine alternative and its companion groundwater flow model was recently completed and submitted to the Bureau of Land Management for consideration. Nevada permitting is focused on advancing the standard air and water pollution control permits required for a mine. The alternative mine plan for this project has reduced anticipated water consumption over the estimated life of mine by more than half.



Regional reviews – operations and projects *continued*

Americas

The project, expected to be the first of the Nevada operations to enter production, is slated to generate an internal rate of return (IRR*) of 15%, assuming a long-term gold price of $1,800/oz. At a long-term gold price of $2,200/oz, the IRR* is estimated at 29%.

North Bullfrog is currently expected to produce an average of 105,000oz during the first five years and an average of 76,000oz per year over its anticipated 11 years. All-in sustaining costs[APM] are forecast at $934/oz over the life of the mine. Project capital is expected to be $476m (nominal).

Expanded Silicon

This project includes the Silicon and Merlin deposits. A pre-feasibility study focused on the Merlin deposit was initiated this year with the goal of completing the engineering and study work needed to support the development of a mineable Mineral Reserve in the eastern side of the Beatty District. This is a continuation of the Expanded Silicon conceptual study completed in 2023.

During 2024, a total of 132km of drilling was completed in the Merlin and Silicon area. Most of the drilling done was part of the Mineral Resource definition programme, with some holes completed to support the hydrogeology and geotechnical programmes. This drilling programme resulted in a meaningful increase in the Inferred Mineral Resource at Merlin, which will inform the pre-feasibility study.

Priorities 2025

Operations

Across all operations our aim is to maintain a solid performance by focusing on opportunities to improve cost competitiveness and consolidate each operations' safety and sustainability journey and reduce its risk exposure.

In particular:

- At **Cerro Vanguardia**, an operational priority is to progress work related to the Michelle project and update the existing Mineral Resource to increase the life of mine

- At **AGA Mineração**, priorities are to introduce mine deepening projects at Cuiabá and stabilise production at the Queiroz plant, and increase flexibility and establish alternatives (tailings disposal, by-products)

- At **Serra Grande**, the priority is to focus on increasing mining flexibility to de-risk the production plan

Projects

At **Quebradona**, priorities include:

- Following the completion of the OFS study in 2024, the plan for 2025 focuses on (i) the review of the overall project closure strategy aiming to identify an acid rock drainage management approach that can be licensable and (ii) confirmation of cost reduction in the TSF

foundation design with the potential to improve the IRR by around 2% by Q2 2025. The OFS report would be updated according to these de-risking and potential upside improvement activities

- Additionally, work will progress on commitments derived from the approved third exploration phase extension, initiatives to sustain and enhance the social licence to operate, and preparation of the revised EIA for submission in 2027. Modification of the mining permit is also expected to move forward, with submission planned by 2027

At **North Bullfrog**, our priorities are to:

- Continue NEPA-compliance work with a focus on completion of the draft environmental impact study milestone

- Complete Phase 1 of detailed engineering

- Make final investment decision

At **Expanded Silicon**, priorities are to:

- Advance the pre-feasibility study

- Continue infill drilling at Merlin to achieve an Indicated Mineral Resource classification and progression to a Mineral Reserve declaration

- Make strategic land and water acquisitions to support permitting

- Complete exploration permitting

---

* Actual IRR may differ materially from any IRR indicated above, and may therefore be lower, as a result of, among other factors, changes in economic, social, political and market conditions, including related to inflation or international conflicts, the success of business and operating initiatives, changes in the regulatory environment and other government actions, including environmental approvals, fluctuations in gold prices and exchange rates, the outcome of pending or future litigation proceedings, any supply chain disruptions, any public health crises, pandemics or epidemics, and other business and operational risks and challenges and other factors, including mining accidents.



Regional reviews – operations and projects

Australia

AngloGold Ashanti has two mining operations, Sunrise Dam and Tropicana, in the north-eastern goldfields of Western Australia. Sunrise Dam is wholly owned, while Tropicana is a joint venture between AngloGold Ashanti (manager with 70%) and Regis Resources Ltd (30%).

Location of our Australia operations



Western Australia
Sunrise Dam
Tropicana (70%)



Sunrise Dam, Australia

Greenfields exploration was carried out in Western Australia, Queensland and New South Wales, with brownfields exploration conducted at both operations.

For more detail on our exploration activities in Australia, see ***Exploration and planning for the future*** (from page 44).

At the end of 2024, the Australia operations accounted for a gold Mineral Reserve of 2.3Moz, equivalent to 7% of our Group total Mineral Reserve (2023: 2.6Moz, 9%), a gold Measured and Indicated Mineral Resource of 4.4Moz, equivalent to 7% of our total gold Measured and Indicated Mineral Resource (2023: 3.2Moz, 5%), and a gold Inferred Mineral Resource of 3.4Moz, equivalent to 6% of our total gold Inferred Resource (2023: 3.6Moz, 8%).


Regional reviews – operations and projects *continued*

Australia

2024 at a glance

Gold produced	**Total cash cost** [APM]	**People employed on average**
572,000oz	$1,287/oz	1,777
equivalent to 21% of total group production		including 1,413 contractors
(2023: 562,000oz; 21%)	(2023: $1,251/oz)	(2023: 1,741; 1,394)

TRIFR	**Invested in communities**	**Productivity**
2.36	$0.74m	26.81
injuries per million hours worked		oz per total employee costed
(2023: 3.20)	(2023: $0.85m)	(2023: 26.93)

Net cash inflow from operating activities [1]	**Capital expenditure**	**Scope 1 and 2 GHG emissions (CO_2e)**
$553m	$153m	463kt
(2023: $380m)	(2023: $135m)	(2023: 488kt)

[1] *The sum of net cash inflows from operations offset by net operational cash outflows for projects*



Tropicana, Australia



Regional reviews – operations and projects *continued*
Australia

Regional performance – Australia



TRIFR
(injuries per million hours worked)

Year	Value
2020	3.74
2021	6.59
2022	3.82
2023	3.20
2024	2.36



Gold production
(000oz)

Year	Value
2020	554
2021	494
2022	538
2023	562
2024	572



Productivity[1]
(oz/total employee costed)

Year	Value
2020	37.50
2021	30.93
2022	29.27
2023	26.93
2024	26.81

[1] The 2023 productivity figure for Australia has been corrected. The previous report inadvertently reflected the productivity for Sunrise Dam instead of total Australia



Cost performance
($/oz)

Year	Total cash costs	All-in sustaining costs
2020	968	1,225
2021	1,196	1,500
2022	1,157	1,345
2023	1,251	1,487
2024	1,287	1,526

■ Total cash costs [APM] ■ All-in sustaining costs [APM (2)]

[2] World Gold Council Standard

Performance by operation

Sunrise Dam

Gold production benefited from improved mined grades in the underground mine and the contribution of about 400,000t of ore from the small Neville East pit, which offset slightly lower underground ore tonnes mined.

A 3% increase in metallurgical recovery contributed to higher gold production of 259,000oz in 2024 compared to 252,000oz in 2023. Approximately 2.5Mtpa of underground ore was mined, largely from the Vogue and Frankie zones.

Costs were largely contained with a 2% increase in total cash cost[APM] to $1,343/oz was largely due to higher underground mining costs, which were driven by longer haul distances and additional ground support requirements. Processing costs also rose due to additional plan shutdown activities during the year.

FAP projects in the processing plant saw improved run time and carbon management, which, along with an optimum blend of underground, open pit and stockpiled ore, contributed to the improved metallurgical recoveries.

The FAP refresh programme identified 37 improvement opportunities, including a concentrate leach project which was under construction by year end and on track for commissioning during 2025. Concentrate leach is expected to improve metallurgical recoveries by up to 3%.

Tropicana

Gold production at Tropicana was impacted by heavy rains and flooding in the first quarter of the year. Flooding interrupted the power supply to the processing plant and required mining operations to be suspended. Supplies of fuel, consumables and reagents to the site were also interrupted for approximately three weeks due to flooding along parts of the 375-kilometre access road.

Although the flooding delayed mining the final portion of the Havana 5 open pit, the site recovered strongly in the second half to produce 313,000oz in 2024 compared to 310,000oz in 2023. A total cash cost of $1,132/oz was recorded, with the annual increase limited to just 2%, thanks to a steady performance in the underground mine and slightly higher mined grades from the open pit and underground mines, which helped to offset the impact of disruptions to mining and processing activities following heavy rains.

Ore production from the Tropicana and Boston Shaker underground mines increased in the second half, helped by the introduction of 24-hour firing and mine design improvements. In September, a major upgrade to the Boston Shaker ventilation system was commissioned, more than doubling airflow to the mine and facilitating access to deeper ore zones.

Development of the Havana underground mine was approved in August 2024 and the Havana portal was established in September. The project is expected to produce approximately 185,000oz over a three-year mine life, with the first stope scheduled by March 2027.


Regional reviews – operations and projects *continued*
Australia

FAP-related work in 2024 contributed to improvements in mining fleet maintenance and open-pit waste movement.

Processing plant throughput was slightly lower in 2024 at 8.9Mt (2023: 9.5Mt), largely due to the March weather event and unplanned downtime with the high-pressure grinding roll circuit. Metallurgical recoveries were steady at 90%.

The renewable energy facility was commissioned on schedule and on budget in February 2025. Comprising four 6MW wind turbines, a 24MW solar farm and a 14MW battery storage system, the facility integrates 62MW of clean energy into Tropicana's existing 54MW gas-fired power system, reducing the site's diesel and gas consumption for power generation by 96% and 50% respectively, and slashing carbon emissions by more than 65,000tpa over a 10-year period.

Priorities 2025

At **Sunrise Dam**: The primary ventilation fan in the GQ ore zone commissioned late in 2024 will facilitate mining of the GQ and Frankie zones, support a strategy to lift the annual number of underground stopes mined from 70 to 95 and increase the annual underground ore mining rate to 2.9Mt. Underground ore development will focus on access to the Frankie zone and setting up the Astro zone for mining in 2026. The small Neville open pit will be mined during 2025.

At **Tropicana**: The underground mine plan has been updated to introduce larger stopes in the Boston Shaker underground mine. The Havana 4 pit will be the main source of open pit ore during 2025 while waste stripping continues in the Havana 6 pit.

Exploration will continue to focus on assessing the long-term underground potential of the site, and the discovery of satellite open pit ore bodies within trucking distance of the processing plant. Encouraging drilling results during 2024 showed potential for depth extensions to the Tropicana and Boston Shaker mineralisation. Regional drilling along a north-south corridor also delivered encouraging results at the Rosetta prospect.

Tropicana, Australia


Exploration and planning for the future

AngloGold Ashanti follows a clear strategy of organic and inorganic growth to drive a sustainable future. We have a long and successful track record of organic growth through our greenfields and brownfields exploration programmes. Greenfields exploration aims to discover large, high-value deposits that will lead to the development of new, standalone gold mines. Brownfields exploration focuses on delivering value-accretive additions to sustain and grow our existing mines, as well as driving development of future mines at our advanced projects.

Greenfields exploration

In 2024, $47.6m was spent on greenfields exploration. Our greenfields exploration tenements cover over 23,700km^2 of highly prospective ground in seven countries: Australia, Argentina, Brazil, Tanzania, Egypt, Côte d'Ivoire, and the United States.

Africa

In Tanzania, geological mapping was conducted at the Kame project, and the aircore drilling campaign was concluded at the Mchanga project.

In Egypt, delineation drilling continued at the Little Sukari prospect in the Nugrus Block, for a total of 15,144m reverse circulation (RC) drilling and 10,089m of diamond drilling (DD). A pole-dipole IP survey commenced at the Umm Majal prospect and is expected to conclude during Q1 2025.

In Côte d'Ivoire, at the ABC project, termite mound sampling was undertaken, with 21,476 samples collected for 2024.

Americas

In the USA, 2,629m of reverse circulation (RC) drilling and 2,645m of diamond drilling (DD) were completed during 2024 at the Midnight Star project in Nevada, with low-level results returned. One additional project (Duke) was added to the Greenfields Nevada portfolio in 2024.

In Brazil, stream sediment and soil sampling continued at the Unai District and Claro Prospect within the SBB Terrane. Two drill targets were tested at Claro, with 2,628m of RC drilling completed. In the Unai District, the Cafazel prospect was tested with 2,572m of RC drilling completed.

At the 100%-held El Cori project in Argentina, eight DD holes were completed for 2,931m to test the Indigo high-sulphidation epithermal target.

Australia

In Australia, exploration was carried out in the Laverton District of Western Australia, in northern Queensland, and central New South Wales. Laverton exploration focused on the Pearl project, with 850m of DD completed.

In Queensland, reconnaissance mapping, rock chip sampling and soil sampling were completed at several early-stage targets in the Connors and Auburn Arc tenements in the New England Terrane.

Mud-rotary and diamond drilling (eight holes for 5,337m of DD) was completed at the Macquarie Arc project in New South Wales, which is under an option agreement with Inflection Resources to test for porphyry-related Cu-Au mineralisation. The drilling returned alteration assemblages indicative of a near-porphyry environment at the Duck Creek, Moonagee and Trangie projects.

A farm-in agreement with Kincora Copper commenced in the second quarter of 2024, also in the Macquarie Arc. Six mud rotary and diamond drill holes were completed for 1,057m DD, targeting magmatic complexes in the Nyngan District.



Nevada, United States


Exploration and planning for the future *continued*

Brownfields exploration

Brownfield exploration teams across the operations completed a total of 1,039km of drilling for a total cost of $156.3m. This covers both capitalised drilling to delineate and define Mineral Resource, and expensed exploration to test new targets or extensions of known orebodies. Costs presented are attributable to AngloGold Ashanti and include the Kibali joint venture.

Additionally, 135km of drilling were completed at the Nevada projects at a total cost of $79.9m, the majority of which was allocated to the Merlin deposit that underpins the Expanded Silicon project.

Africa

Geita

Exploration drilling programmes at Geita completed a total of 171km for both capitalised and expensed projects. Exploration to delineate and define the underground Mineral Resource was done at Star & Comet Cut 3 and 5, Ridge 8, Nyankanga Blocks 1, 2 and 4, and Geita Hill Blocks 1 to 5. Results overall confirmed and increased confidence in existing models. Surface drilling at Nyamulilima Open Pit, including the 'Saddle' area between Cut 2 and 3, also confirmed existing models and demonstrated open-ended down-dip potential below currently planned pit shells.

At Nyankanga, drill-testing of extensions in both Block 1 and Block 4 showed potential continuity of high-grade zones along the Nyankanga Shear. In Block 1, this was south-east along strike towards Lone Cone. Block 4 was tested along strike to east and west, and several hundred metres beyond previous intersections down-dip. At Geita Hill, delineation drilling showed continuity of the main orebody at Geita Hill Block 5 both up-dip towards the pit and down-dip. At the Geita Hill-Lone Cone area and Copcot, drilling tested a sub-parallel shear zone with encouraging results.

Within the Central Trend between Nyankanga and Star & Comet, surface drilling took place at Kalondwa Hill and westwards to the Fikiri-Jumanne target,

with narrow high-grade intersections reported. Delineation drilling at Kalondwa Hill also showed upside potential 500m northwest of the designed pit.

Kibali

Step-out drilling of KCD down-plunge confirmed extension of high-grade mineralisation in the 3000 and 5000 lodes, with infill supporting Mineral Resource delineation and definition in the lodes. Further down-plunge step-out drilling is planned.

The Agbarabo-Kombokolo-Rhino area continues to show good prospectivity for open pit and underground, with potential for further undiscovered ore shoots between, below, and above known lodes. Along the ARK trend, drilling at Airbo Hill followed up a significant mineralised intercept down-plunge, supporting combined Airbo-Kombokolo open pit potential.

Southwest of KCD, drilling was also completed at the Aindi Watsa target to assess open pit potential with encouraging results confirming mineralisation within a 1.8km strike along the shear.

In Dembu, 10km west of KCD, several prospective, structurally complex trends were identified. Mapping and sampling validated the prospectivity of the area and generated three targets (Lulu, Gombari and Hotel) for follow-up exploration.

Obuasi

Exploration activities were focused underground with a total of 44km drilled. Drilling took place in Sansu, Block 1, Block 8, and Block 10. The drilling has refined modelling of the Obuasi Fissure and improved confidence in the Mineral Resource ahead of mining. The exploration drilling is also testing fringes and extensions of modelled areas as access allows. In Block 8, this approach had identified an unmodelled splay of the East Lode system towards Sansu, which is proving to have good continuity in some areas and seems particularly well-developed around 32 Level.

Drilling also took place below the backfilled Old Chief Pit from the ore development drive at shallow levels to assess potential for near-surface stope areas to support operational flexibility. The drilling

encountered groundwater issues but is ongoing and has confirmed continuity of the Obuasi Fissure.

Iduapriem

A total of 33km of exploration drilling was completed at Iduapriem during 2024, most of which was allocated to the upgrading of Mineral Resource confidence down-dip in Blocks 2, 3, 4 and 5 of the Teberebie basin. At Block 7 and 8, wide step-out drilling was completed below the Waste Dump 4 extension area while it remains accessible, which confirmed and refined deeper Teberebie basin mineralisation in that area.

Reconnaissance RC drilling along the Mile 8 hydrothermal target tested surface geochemical anomalism along the Kawere Trend, with diamond drilling initiated to follow up on encouraging results from a priority zone along the trend. Regional mapping also supported targeting in the Mile 5 and Mile 8 area.

Siguiri

During 2024, exploration at Siguiri totalled 76km of drilling. An additional 18km of close-spaced drilling was performed in support of the Kounkoun Feasibility Study in Block 3. Kami and Kosise were priority projects in Block 1 for Mineral Resource delineation and definition, as well as testing of extensions in Kami North, below pit and south of Kosise. Results were generally positive and support an increase in the Mineral Resource in both areas. Exploration teams also supported geometallurgical drilling for the Siguiri Metallurgical Recovery Project across several key pits and stockpiles.

Reconnaissance exploration in Block 1 included testing of Balato North, Silakoro North, and Sokunu NW targets. Good intercepts were reported from each area, although the core drilling at Silakoro North was of a lower tenor than expected from RC drilling, which is being investigated. In Block 3, several targets were drilled, including Kolita North, Kolita South, and KK3 East. Moderate to weak results were returned from the Kolita targets, despite some positive visual observations. Assay results are pending for KK3 East.


Exploration and planning for the future *continued*

Sukari

Exploration drilling in 2024 totalled 25 km, targeting the southern extensions of Horus – Horus South and Horus Deeps South, with a focus on delineating Mineral Resource. Drilling results confirmed the continuity of the granodiorite and mineralisation at Horus Deeps South. Significant ore-grade intercepts supported the development of the Horus 485mRL exploration drive, with the first drilling phase in Horus South having occurred in January 2025.

Geological modelling of Horus South places the granodiorite between the Sukari Transfer Fault and the Akbah Wahid Fault. Initial interpretations suggested these two structures converged and terminated the granodiorite to the south. However, initial drilling results indicate that the structures merge into a shear zone where the granodiorite is emplaced. This opens potential for the mineralised granodiorite to extend further south than previously expected.

Americas

Nevada projects, United States

Exploration in the Beatty District focused on drilling at the Merlin deposit at a spacing deemed suitable for defining an Indicated Mineral Resource, with the aim to support development of Mineral Reserve and inform pre-feasibility studies.

The programme used two reverse circulation and seven diamond core rigs, with 132km drilled during 2024. High-grade zones and well-mineralised stratigraphic units were refined and expanded, enhancing the mineralisation model and leading to an increase in the declared Inferred Mineral Resource. Exploration also supported technical studies, with geotechnical drilling completed and installation of several water wells and piezometers for hydrogeological purposes.

At the North Bullfrog project in the western Beatty District, 3km drilling was completed early in 2024, mainly for geotechnical purposes, as well as five core holes drilled to twin existing RC holes and support Mineral Resource evaluation.

A drone-based geophysical survey was completed late in 2024 over the area to ensure good baseline data is available prior to development and inform future exploration targeting.

Colombia projects

No exploration drilling took place at the Colombia projects during 2024.

AGA Mineração, Brazil

At Cuiabá-Lamego, a total of 153km exploration drilling was completed, with 105km at Cuiabá and 48km at Lamego. The drilling programme at Cuiabá made extensive use of the dedicated exploration hanging-wall drive at Level 20 to test the Fonte Grande Sul and Serrotinho main orebodies between levels 23 and 25. Good results were reported throughout 2024 from both orebodies; additionally, projection down-plunge of the Fonte Grande Left Side oreshoot was confirmed.

Drilling of the Narrow Vein orebodies took place at Balancão (Level 21), Galinheiro (levels 15 and 20), and testing extensions at Canta Galo from Level 23 with some encouraging results. The focus for the secondary orebodies was on Viana between levels 22 and 23, which returned consistently high grades, and the 'bulk zone' of the VQZ orebody between levels 13 and 14, as well as the VQZ central domain at levels 15, 16 and 20.

At Lamego, the drilling programme at Carruagem focused on the deeper edges of the modelled Mineral Resource between levels 10 and 11, as well as testing remnant shallow opportunities at levels 1 and 5. In the deeper drilling, a relatively low tenor area was identified, associated with a foliation zone; however, this seems locally developed with indications of improved grades down-plunge. Delineation drilling at level 5 returned good results from the overturned limb of the Carruagem SW orebody. Drilling also took place at the Queimada orebody, testing remnant areas at level 3, and potential extensions at level 6 that confirmed continuity of the orebody along strike to the north.

Serra Grande, Brazil

Exploration at Serra Grande completed 51km of drilling during 2024, the majority allocated to Mineral Resource definition drilling in support of the mine plan. The focus areas were the Structure III orebodies at Ingá, Mina Nova, and Mina III, and the Structure IV orebodies at Pequizão, Mangaba and Limoeiro. Good results were received from most areas, confirming the models and providing potential mining flexibility in shallow areas such as Mina Nova and Mina III. Definition drilling was also done at Baru.

Several of the programmes also allowed for testing of additional targets such as the Ingá Superior Zone, which returned encouraging results. Exploration drilling also tested extensions to main mining areas at VQZ, Inga and Pequizão, and opportunities within near-infrastructure shallow areas such as Ingá (up-plunge), Mina III and Corpo Sul.

Cerro Vanguardia, Argentina

A total of 85km of exploration drilling was completed at Cerro Vanguardia, with the exploration emphasis towards testing priority vein targets and delineating Mineral Resource within the mining lease. Good results were received from several veins, including Dora and Doriana in the western lease area, El Lazo in the south, Vanguardia in the north, and Lucy, Potrero, Osvaldo Diez and Tres Patas in the central area.

Exploration also included trenching and channel sampling of several veins, and a ground magnetic survey was completed in the southern lease to aid targeting of blind veins under gravel cover.

Exploration was completed over the adjoining Cóndor tenement, northwest of the mining lease, early in 2024, with several targets drill tested. At the Claudia joint venture, south of the mining lease, two phases of drilling took place during 2024, with the first programme testing targets in the northern JV and the second informed by a ground geophysical survey over the central Curahue trend.



Exploration and planning for the future *continued*

Australia

Sunrise Dam

Exploration drilling programmes completed a total of 124km during 2024. Underground exploration was focused on Astro and Frankie in the northern underground mine area and the Vogue orebody in the south. Exploration at Astro was notably successful, exceeding expected ounce delivery. Elsewhere, drilling helped refine the geological model and specific domains, such as Frankie 2B, performed well. Other underground targets tested during 2024 were MWS, Wobbegong and Western Ramps.

Up-plunge extensions of the Astro orebody were drill-tested from surface to identify potential near-surface upside and aid positioning of the planned exploration drive to surface. During 2024, surface mining opportunities were prioritised and the exploration team accelerated drilling accordingly to support near-term open pit assessment, with Mineral Resource delineation and definition drilling at Neville East, Pink Lady, New Mexico and Superbowl.

Potential extensions at Neville East and Pink Lady were also tested. Regionally, reconnaissance drilling was completed at the Wilga West target.

Tropicana

Exploration at Tropicana mine lease and across the Tropicana Joint Venture exploration tenements completed a total of 160km drilling in 2024. Capitalised Mineral Resource delineation and definition drill programmes were focused on underground drilling at Boston Shaker and Tropicana. Underground targets were also tested at Havana South, Havana Offset and Cobbler, with some encouraging results.

Regional surface exploration programmes were completed across several targets to the north and south of the mine. Drilling to the north of the mine returned several encouraging intercepts at North Corridor, Rosetta, Hat Trick and Angel Eyes. Work is ongoing along this northern trend to improve geological interpretations and advance priority targets, with the aim of delineating new open pit potential along the trend.



Sunrise Dam, Australia

Outlook 2025

Greenfields exploration remains focused on delivery of another transformational, sustainable discovery in a jurisdiction where we operate or are developing major projects. Having initiated drill testing across multiple projects and jurisdictions in 2024, we will continue to advance the most prospective targets in our portfolio in 2025. This will include working with our joint venture partners and continuing to generate new opportunities aligned to our strategy.

Brownfields exploration at our operations is designed to secure confidence in our mine plans, assess opportunities for operational flexibility, and continue to test priority growth targets. Exploration at each operation is designed to ensure the appropriate pipeline balance between these three fundamental objectives of confidence, flexibility, and growth.

At the Nevada projects, continued development of the Merlin orebody to inform and support pre-feasibility studies at the Expanded Silicon project remain the focus, with ongoing regional works to build a solid foundation for long-term exploration and development within the Beatty district.



CFO's report



Gillian Doran
Chief Financial Officer

Setting the stage for sustained growth and unparalleled value creation

I am pleased to reflect on a year where AngloGold Ashanti has not only navigated economic challenges but has also continued laying the foundations for accelerating growth, cost efficiencies and value creation on a sustainable basis.

Navigating economic turbulence and capitalising on gold's strength

The macro-economic landscape presented challenges, with fluctuating currencies and shifting inflation rates, yet we remained steadfast. Gold's role as a safe-haven asset has again been reaffirmed, closing the year at $2,624/oz, up 27%, driven by central bank buying, monetary easing, global economic uncertainties and geopolitical tensions.

Our expert management of diverse economic environments, supported by effective tax strategies across 11 jurisdictions, reinforced our strategic resilience and adaptability in the face of global headwinds.

Embracing an unhedged future

As of 31 December 2024, all of our gold hedges have expired, leaving AngloGold Ashanti completely unhedged starting 1 January 2025. This move positions us to fully benefit from any future rises in gold prices and underscores our confidence in

our ability to manage economic fluctuations independently.

Driving operational excellence and cost efficiency

We achieved guidance on production and total cash costs[APM] while coming in marginally above guidance on AISC[APM]. The solid gold production performance from AngloGold Ashanti's managed operations, alongside continued implementation of the Full Asset Potential (FAP) programme and increased vigilance on expenditures at the site level, delivered a strong overall cost performance despite persistent inflation across several of our operating jurisdictions.

The Australian operations rebounded from climatic adversities, while Brazilian activities showed notable upswing post the Queiroz plant's restart. Continued optimisation at Obuasi aligns with revised mine plans, enhancing production efficiencies.

Transforming financial health with strategic discipline

In just over two years as CFO, I have witnessed firsthand the significant impact of our finance initiatives in reshaping our cost competitiveness. We have fostered a culture of cost discipline that transcends dependencies on gold price fluctuations, driving this mindset throughout AngloGold Ashanti. With a relentless focus on cash conversion and the management of working capital, we have solidified our financial foundation.

The FAP programme underpinned the strength in cost management, keeping Group total cash costs[APM] tightly controlled with only a 4% increase to $1,157/oz in 2024, up from $1,115/oz in 2023. Managed operations demonstrated resilience with a rise of just 2% to $1,187/oz, echoing our commitment to cost control. The 4% increase in the average unit total cash cost[APM] was less than the aggregate Group inflation rate of about 7%. Inflationary pressures were partially offset by favourable exchange rate movements.

All-in sustaining costs[APM] (AISC) increased by 4% to $1,611/oz, reflecting our ongoing commitment to investing in operational sustainability.

Enhancing portfolio quality

Our focus on the Brazilian operations led to a turnaround here, particularly with the resumption of processing operations at the Queiroz plant. This prompted the reversal of impairments of $60m for our Cuiabá operations, linked to Queiroz's past

suspension. No new impairment triggers were found for our other operations.

AngloGold Ashanti's sale of its Yatela mine interests to the Malian government in October 2024, along with the subsequent conclusion of the sale processes, has marked the end of our mining presence in Mali.

Strategic growth and shareholder value

The successful acquisition of Centamin plc, finalised on 22 November 2024, marks a strategic milestone and another step on the path of accelerating growth. This net $2bn combination, involving cash and AngloGold Ashanti shares, bolsters our global footprint and operational efficacy, enhancing our long-term outlook in key markets.

In alignment with this strategic expansion, our revised capital allocation framework and dividend policy are designed to deliver enhanced shareholder returns. By targeting a 50% payout of free cash flow[APM] (subject to maintaining an adjusted net debt[APM] to adjusted EBITDA[APM] ratio of 1.0x), which includes a base dividend of $0.50 per share per annum, we are ensuring predictable and sustainable value for our investors.

In a significant expansion of our strategic options, we enhanced our Mineral Resource base in Nevada, adding length to our growth trajectory and fortifying our long-term resource optionality. This expansion underscores our proactive approach in capitalising on geological potential to drive future growth.

Unprecedented financial growth and strengthened credit ratings

We achieved a remarkable nine-fold increase in free cash flow[APM], soaring from $109m in the prior year to $942m.

By the end of the year, we had successfully reduced our adjusted net debt[APM] from $1,268m in December 2023 to $567m in December 2024, achieving an impressive adjusted net debt[APM] to adjusted EBITDA[APM] ratio of 0.21x, the strongest leverage ratio we've seen since 2011. This fortified financial position supports our robust liquidity of around $2.6bn, positioning us well for continued strategic investments.

The outcome of our UK redomicile and US primary listing is building pathways to enhanced creditworthiness and financial robustness. Moody's affirmed our Baa3 rating with a Stable Outlook, while Fitch improved our outlook to Stable, maintaining


Financial review *continued*

a 'BBB-' rating – a testament to our cost stewardship and financial strength.

Fortifying our governance framework and cybersecurity strategy

In response to identified control weaknesses from prior audits, we've made significant efforts to enhance our governance framework, reinforcing internal controls, upgrading systems and processes, and improving staff awareness and capability development. Under my leadership this year and with the oversight of the Audit and Risk Committee, we successfully remediated two of three material weaknesses identified in 2023: the net deferred tax asset at Obuasi and the Information Technology General Controls related to the SAP ERP system. Considerable efforts have been dedicated to addressing the remaining weakness concerning impairment controls for goodwill, intangible assets, and long-lived assets. A comprehensive remediation plan has been established, and I will continue to oversee its execution to ensure ongoing progress.

Our cybersecurity strategy involves continuous risk assessments and implementing strategic risk mitigation measures. By proactively identifying potential cyber threats, we ensure robust controls adaptive to emerging trends and attack vectors, safeguarding our digital assets and stakeholder trust.

Looking ahead

As we move further into 2025, our finance transformation initiatives continue to support robust financial outcomes alongside our continued focus on standardisation and excellence in performance management.

Integrating and transitioning Centamin's systems and processes into our framework will be key in enhancing our financial control environment, with a focus on aligning systems, embedding SOX controls and streamlining financial processes.

We are diligently progressing with the essential foundational work necessary for our transition to US reporting frameworks with each step being meticulously managed

to ensure effective adoption of these standards.

In closing, I extend my deepest appreciation to the Board, my fellow executive colleagues and to each and every member of my passionate finance team. Your collaborative spirit and dedication have been pivotal to our achievements and enduring capacity to deliver stakeholder value.

We remain focused on leading with purpose and sustaining unparalleled value delivery.



Gillian Doran
Chief Financial Officer
26 March 2025

Sukari, Egypt


Financial review *

Income statement ($m)

		2024	2023
A **Revenue** ▲ 26%		**5,793**	4,582
Bullion sales		5,359	4,213
Concentrate sales		314	267
By-product revenue		120	102

Less

		2024	2023
B **Cost of sales** ▼ 5%		**3,726**	3,541
Of which:			
Operating costs		2,665	2,680
Royalties		246	190
Amortisation		752	658

Cash costs

Less

		2024	2023
C **Expenses** ▲ 60%		**395**	978
Of which:			
Net impairment, asset derecognition and disposal		(58)	221
Corporate restructuring costs		—	314
Other expenses/income		144	104
Associates and JV profit		(155)	(207)

Less

		2024	2023
D **Taxation** ▼ 119%		**623**	285
Current tax		454	217
Deferred tax		169	68

Equals

		2024	2023
Profit for the period ▲ 573%		**1,049**	(222)
Of which:			
Basic earnings (loss) per share (US cents)		233	(56)
Headline earnings (loss) per share (US cents)		221	(11)
Of which equity shareholders received ($m)		1,004	(235)

(*) *Our financial results are prepared in accordance with IFRS, see page 153 for further information. The detailed reconciliations of our alternative performance measures (APMs) are set out on pages 232–247.*

Statement of financial position ($m)

		2024	2023
E **Total assets** ▲ 61%		**13,157**	8,175
Of which:			
Tangible assets		8,512	4,419
Inventory		1,213	831
Cash		1,425	964

Less

		2024	2023
F **Total liabilities** ▼ 5%		**4,644**	4,435
Borrowings		1,984	2,239
Environmental rehabilitation		700	625

Less

		2024	2023
G **Total equity** ▲ 128%		**8,513**	3,740
Total return to shareholders		25 %	(3)%
Total dividends per share (US cents)		91c	23c

Leverage cover (adjusted net debt[APM]/adjusted EBITDA[APM]) = 0.21 x

Centamin acquisition

At 31 December 2024, the balance sheet reflected the acquisition by AngloGold Ashanti of Centamin whose primary asset is the Sukari gold mine in Egypt. The acquisition, which was completed on 22 November 2024, was for a consideration of approximately $2.2bn, comprising a combination of AngloGold Ashanti shares and cash. The provisional fair value of material assets acquired, and material liabilities assumed at the acquisition date on a provisional basis was as follows:

US dollar millions	2024
Assets	
Tangible assets	3,677
Right-of-use assets	4
Inventories	330
Trade and other receivables	56
Cash and cash equivalents	216
Liabilities	
Environmental rehabilitation and other provisions	(51)
Lease liabilities	(4)
Trade and other payables	(118)
Net identifiable assets	**4,110**
Total consideration paid	**(2,226)**
Non-controlling interest	**1,884**


Financial review *continued*

A Revenue *



Gold sold annually (koz)

2023: 2,624
2024: 2,679

Gold ounces sold 2024 (koz)

Non-managed: 309
Managed: 2,370



Average gold price received by managed operations ($/oz) APM

2023: 1,927
2024: 2,393



Gold sold from managed operations (koz)

Geita, 479
Tropicana, 317
AGA Mineração, 274
Siguiri, 272
Sunrise Dam, 261
Iduapriem, 238
Cerro Vanguardia, 183
Obuasi, 222
Serra Grande, 80
Sukari, 44



Revenue from product sales ($bn)

2023: 4.6
2024: 5.8

Revenue from product sales increased by 26% from $4.6bn in 2023 to $5.8bn in 2024 primarily due to a 24% increase in the average gold price received per ounce[APM] and a 2% increase in ounces sold.

Gold ounces sold from managed operations grew 4% year on year while gold ounces from non-managed joint ventures fell 10% for the same period.

Cuiabá (AGA Mineração) had a strong year, continuing its performance turnaround with an 8% improvement in gold output from 252,000oz in 2023 to 271,000oz in 2024, helped by the resumption of processing and refining operations to produce gold concentrate at the Queiroz metallurgical plant in September 2024.

For the breakdown of average gold price received per ounce[APM], refer to ***Alternative performance measures*** (pages 232–247).

Around 90% of Group by-product revenue is generated from silver sales at the Cerro Vanguardia mine in Argentina. By-product revenue increased by 18% year on year mainly due to higher silver prices ($28/oz in 2024 vs. $23/oz in 2023) despite lower silver output.

* Revenue excludes income from equity-accounted joint ventures



Financial review *continued*

B Cost of sales



Operating costs ($m)

2023
2,680
2024
2,665
0
1,000
2,000
3,000



Operating costs include salaries and wages, stores and other consumables, fuel, power and water, mining contractors, labour, contractors and consultants, and other expenses. The 1% decrease in operating costs is mainly due to cost control initiatives to combat inflation. The biggest decreases were seen in the Brazilian operations achieved through insourcing services and process improvements, which reduced contractor costs, savings from lower legal compliance activities, a non-recurrence of a plant stoppage, and reduced technical consulting expenses, further aided by the weakening of the Brazilian real.

Global cost increases at other operations in labour and contractor expenses partially offset this. Siguiri's additional costs arose from integrating former contractor staff and equipment into the business following the owner-mining transition, while higher costs for reagents, cement, and power impacted Obuasi. Inflationary pressures impacted Argentina, while adverse weather events and longer haul distances contributed to rising costs at locations such as Tropicana and Sunrise Dam.

Royalties ($m)

2023
190
2024
246
0
100
200
300

Royalties, generally calculated as a percentage of revenue, increased from $190m in 2023 to $246m in 2024, primarily due to the increase in the average gold price received per ounce[APM] and gold sales. On average, a $100/oz move in the gold price attracts around $5/oz in royalties.

Total cash cost [APM] - 2024 vs 2023 ($/oz)



Non-controllable
Normalised
Controllable
+5%
-1%
1,115
73
25
3
(45)
1,171
(12)
4
1,163
14
(20)
-0
1,157
2023
Inflation
Royalty
Fuel price
Exchange
Flex cost
Siguiri CIL Plant
Tropicana rainfall
Normalised
Non-managed
Managed
Centamin acquisition
2024

Total cash costs[APM] per ounce for the Group rose 4% year on year to $1,157/oz in 2024 versus $1,115/oz in 2023. Total cash costs [APM] per ounce for managed operations rose by only 2% year on year to $1,187/oz in 2024 versus $1,162/oz in 2023, despite inflationary pressures on labour, material and contractor costs, and the impact of higher royalties paid, driven by the increase in the average gold price received per ounce[APM]. The overall cost performance came amid an inflation rate of approximately 7% and cost increases that were approximately 2% higher and related to royalties based on the higher gold price received[APM]. The higher inflation rate was partly offset by a cumulative foreign currency exchange rate that was about 4% weaker against the US dollar. See overleaf (page 53) for more details on inflation and foreign currency exchange rate impacts.


Financial review *continued*

Inflation and exchange rates	2024		2023	
	Local CPI[1]	Local FX: US$[2]	Local CPI[1]	Local FX: US$[2]
USA	▼ 2.9%		3.4%	
Ghana	▲ 23.8%	▲ (25.6%)	23.2%	(30.7%)
Argentina	▼ 117.8%	▼ (210.2%)	211.4%	(126.1%)
Australia	▼ 2.4%	▲ (0.7%)	4.1%	(4.4%)
Tanzania	▲ 3.1%	▼ (7.9%)	3.0%	(4.2%)
Guinea	▼ 6.4%	▼ (0.3%)	9.3%	2.1%
Brazil	▲ 4.8%	▼ (7.9%)	4.6%	3.3%
Colombia	▼ 5.2%	▲ 5.9%	9.3%	(1.7%)
Average inflation	**6.6%**		**8.4%**	

Information sourced from Bloomberg and not always up to current reporting date

(1) Percentage change in respective index CPI – Consumer Price Index

(2) Percentage variance of annual FX rate (FX – Foreign Exchange)

The mining industry continues to grapple with rising input costs that negatively affect total operating expenses. Despite inflationary pressures on the cost of labour, materials, and contractor services, AngloGold Ashanti recorded a reduction in its realised inflation rate to 6.6% in 2024 from 8.4% in 2023, indicating a positive trend toward price stability.

The US CPI moderated to 2.9% in 2024 from 3.4% in 2023, while in Argentina inflation declined significantly, from 211.4% to 117.8%. In Brazil, inflation was stable at approximately 4.8%, highlighting the progress being made globally in managing inflationary pressures.

During the financial year ending 31 December 2024, the depreciation of the Brazilian real, Australian dollar and Argentinean peso against the US dollar favourably impacted AngloGold Ashanti's US dollar-denominated operating costs, helping to mitigate some cost pressures and supporting the Company's financial performance.

For a reconciliation between cost of sales and total cash costs[APM] please refer to **_Alternative performance measures_** on pages 232–247.



Amortisation* ($m)

Amortisation increased from $658m in 2023 to $752m in 2024, mainly on tangible assets. At Geita the increase was driven by higher amortisation on heavy mining equipment (HME) assets, increased deferred stripping, and Mineral Reserve development amortisation. Brazil saw higher amortisation due to the restart of the Queiróz metallurgical plant at Cuiabá, while Iduapriem experienced decreases from lower deferred stripping amortisation.

* Refers to amortisation included in cost of sales only


Financial review *continued*

C Expenses



Expenses reduced by $583m from $978m in 2023 to $395m in 2024 mainly due to:

- Net impairment, derecognition of assets and asset disposals was a loss of $221m in 2023 compared to a gain of $58m in 2024, representing a change of $279m. Net Impairment, derecognition of assets and asset disposals in 2024 was mainly due to the reversal of impairment of the Cuiabá Complex of $60m (gross of taxation) as a result of the restart of the Queiroz metallurgical plant in September 2024 and profit on asset derecognition of $13m at Siguiri partially offset by losses on derecognition of assets at Serra Grande of $12m and a loss of $2m recorded on the sale of Yatela in Mali.

- Corporate restructuring costs of $314m related to the primary listing move and redomicile in the prior period which did not recur in the current period.

- Other expenses/income increased by $40m, from an expense of $104m in 2023 to an expense of $144m in 2024. The increase during 2024 compared to 2023 was largely due to an increase of $42m for legal fees and project costs (mainly relating to the Centamin acquisition).

- Share of associates and joint ventures' profit decreased by $52m from a profit of $207m in 2023 to a profit of $155m in 2024, mainly due to a decrease in equity earnings of $53m at Kibali due to an increase in taxation resulting from the introduction of a super profits tax.

D Taxation



The taxation charge increased from $285m in 2023 to $623m in 2024 due to an increase in current tax of $237m and an increase in deferred tax of $101m. The increase in current tax was mainly due to higher taxable income resulting from the higher average gold price received[APM]. The increase in deferred tax was mainly due to higher deferred tax liabilities arising from higher capital expenditure in the current year and lower deferred tax assets on tax losses at Obuasi.


Financial review *continued*

E Tangible assets



The increase in tangible assets, excluding Centamin, from $4.4bn in 2023 to $4.8bn in 2024 is as a result of increased expenditure at Iduapriem driven by higher capital spending on phase 2 of the Beposo TSF project, along with increased sustaining capital expenditure[APM] and waste stripping activities. Siguiri's expenditure rose due to the owner mining optimisation strategy necessitating new mining fleet acquisitions. The North America projects experienced higher capital associated with the North Bullfrog Project.



The increase in inventory in particular is a result of the acquisition of Centamin, with the assumed fair value at the acquisition date provisionally allocated as $148m to non-current inventories and $182m to current inventories. The Sukari mine has a significant long-term stockpile within non-current inventories. For more details on inventory movement, refer to movements in working capital, page 58.





*   *Total calculated with ZAR150m O/N facility at R18.8506/$*

**   *US$1.4bn multi-currency RCF includes a capped facility of A$500m ($/A$0.6187)*

At 31 December 2024, the balance sheet remained robust, with strong liquidity comprising the $1.4bn multi-currency RCF, of which around $1.2bn is undrawn, the undrawn South African R150m ($8m) RMB corporate overnight facility, and cash and cash equivalents (net of bank overdraft) of approximately $1.4bn. Group liquidity remained at approximately $2.6bn.

Financial review *continued*

F Total liabilities



Borrowings ($m)

2023	2,239
2024	1,984



Bonds maturity schedule as at 31 December ($m)

2028	750
2030	700
2040	300



Environmental rehabilitation ($m)

2023	625
2024	51 / 700

Centamin

Excluding the provisional fair value of $51m assumed at the acquisition date for Centamin, the remaining movement in environmental rehabilitation is primarily attributed to the recognition of changes in estimates. These changes arise from variations in discount rates, adjustments in global economic assumptions, alterations in mine plans affecting cash flows, and modifications in the designs for the closure of tailings storage facilities.

Financial review *continued*

G Total equity



Leverage ratio

2023	0.89 x
2024	0.21 x

0 x   0.5 x   1 x



Total shareholder returns (%)

2023	-3
2024	25

-10   0   10   20   30



Dividends declared ($m)

2023	95
2024	439

0   250   500

The balance sheet remained in a strong position after funding all capital expenditure, the prior dividend payment and the cash portion of the acquisition of Centamin. At the end of 2024, adjusted net debt^{APM} was $567m, and the adjusted net debt^{APM} to adjusted EBITDA^{APM} ratio was 0.21 times, the lowest since 2011.

The transition in TSR from -3% to 25% signifies a substantial positive shift in AngloGold Ashanti's performance from a shareholder perspective. Our share price on the NYSE opened the year at $18.69 and closed at $23.08, with a dividend yield of approximately 1.5%. This improvement demonstrates our recovery from a period of negative returns. In 2024, we achieved significant growth and delivered robust returns to our shareholders.

An interim dividend for the six months ended 30 June 2024 of 22 US cents per share or $92m was declared. An interim dividend of $347m, or 69 US cents per share, was declared for the second half of 2024. This takes the total dividend declaration for 2024 to $439m, or 91 US cents per share.

Serra Grande, Brazil


Financial review *continued*

Statement of cash flows ($m)

Cash flow from/used in:		2024	2023
H Operating activities	103%	**1,968**	971
Of which:			
Cash generated from operations		2,063	871
Taxation paid		(189)	(116)
Less			
I Investing activities	15%	**762**	897
Of which:			
Capital expenditure		1,090	1,042
Acquisition of subsidiary, net of cash acquired		(68)	—
Repayment of loans advanced to JVs		(149)	—
Other investments and assets acquired		30	—
Less			
J Financing activities	736%	**727**	87
Of which:			
Repayment of borrowings		909	87
Interest on borrowings		126	111
Proceeds from borrowings		(655)	(343)
Equals			
Net cash movement		479	(13)
Translation		(37)	(138)
Cash balance at the beginning of the year		955	1,106
Cash balance at year end		**1,397 ***	955

* *Comprises cash and cash equivalents of $1,425m less bank overdraft of $28m*

Movements in working capital ($m)	2024	2023
Increase in inventories	**(78)**	(58)
Increase in trade, other receivables and other assets	**(182)**	(117)
Increase in trade, other payables and provisions	**6**	82
	(254)	(93)

The year-on-year cash outflow variance is attributed to higher stockpile levels at Cerro Vanguardia, including the impact of inflation (-$21m) and higher gold-in-process at Cuiabá (-$16m). This was partly offset by lower unsold gold at the Australian operations due to the timing of gold pours on-site, shipments and gold sales (+$19m).

Cash flows from trade and other receivables were influenced by higher gold debtors, mainly at Sukari and Siguiri, due to the timing of gold sales, the VAT lock-up at Geita and foreign exchange controls and export duties at Cerro Vanguardia.

- In Tanzania, net overdue recoverable VAT input credits increased to $163m in 2024 from $153m in 2023, due to $80m in new claims and $18m in adjustments, offset by $88m in verified claims against corporate taxes. AngloGold Ashanti plans to continue this offsetting strategy.

- In Argentina, net export duty receivables decreased from $4m to $3m by year end 2024. Cerro Vanguardia's cash balance rose by $45m, or 51%, to $134m, supporting operational and exploration needs. In Q4 2024, $50m in offshore dividends were paid to AngloGold Ashanti through a currency swap.

- In the DRC, AngloGold Ashanti recovered $11m in VAT refunds. The net recoverable VAT balance, including fuel duty, increased by $5m, reaching $65m by the end of 2024.

Due to the timing of payments, the increase in trade and other payables was higher in the prior year at Tropicana, the Ghanaian operations and Geita.



Financial review *continued*

H Operating activities



Cash flow from operating activities ($m)
2023
971
2024
1,968
0
1,000
2,000

Net cash inflow from operating activities was $1,968m in 2024, compared to $971m in 2023. This 103% increase was mainly due to increased revenue across our mining operations (the result of an increase in the average gold price received per ounce[APM]) and the absence of one time redomicile costs that occurred in the previous year, partially offset by an increase in outflows from working capital items, lower dividends from Kibali and an increase in net tax paid. Working capital movement has been explained on the previous page.

I Investing activities



Cash flow used in investing activities ($m)
2023
-897
2024
-762
-1,000
-750
-500
-250
0

Cash flows from investing activities decreased from an outflow of $897m in 2023 to an outflow of $762m in 2024.The decrease was largely due to loan payments received from the Kibali joint venture of $149m in 2024, and net cash acquired on the recent acquisition of Centamin of $68m. This was partially offset by increased capital expenditure of $48m, other investments and assets acquired of $30m in the current year and net cash acquired on the recent acquisition of Centamin of $68m. This was partially offset by increased capital expenditures of $48m and other investments and assets acquired of $30m in the current year, primarily related to the additional investment in G2 Goldfields, Inc.

J Financing activities



Cash flow used in financing activities ($m)
2023
-87
2024
-727
-1,000
-750
-500
-250
0

Cash outflow from financing activities increased from $87m in 2023 to $727m in 2024. This increase in outflow was mainly due to higher net repayments on borrowings, increased finance costs on borrowings, higher dividends paid, partially offset by lower cash outflows from share securities tax associated with the Company's redomicile and reorganisation in 2023.



Financial review *continued*

Free cash flow APM generation



Free cash flow APM – 2024 vs 2023 ($m)
109
1 099
95
-74
3
-161
-92
-103
- 48
121
-7
942
2023
Gold price
Sales volume
Ops cost (1)
Lease pymnt
Working capital
Divs from JVs
Taxes
Capital
Other investing
Finance costs
2024

(1) *Operating costs adjusted to exclude $31m Centamin acquisition costs in 2024 and corporate restructure costs of $268m in 2023*

Free cash flow[APM] surged to $942m from $109m in 2023, driven by effective cost management, capital discipline, and the successful capture of higher gold prices, with gold price gains contributing $1.1bn (+$464/oz) and leading to an $833m increase in after-tax free cash flow. Gold sales volumes increased by $95m, bolstered by higher sales at Cerro Vanguardia, Tropicana, Siguiri, and the acquisition of Sukari. Operating costs were contained below inflation, with a modest rise of $74m primarily due to increased royalty costs, labour, stores, and reagent expenses. Working capital outflows amounted to $254m, an increase from $93m in 2023. This rise was primarily driven by a $78m increase in inventories and a $182m increase in trade receivables, largely attributed to gold debtors, recoverable taxes — particularly in Argentina and Geita – and costs associated with the Centamin acquisition. Our commitment to maintaining safe, stable operations is reflected in our capital expenditures, with higher sustaining capital[APM] spend at our African operations and at Sunrise Dam, partially offset by lower spending in Brazil, and higher non-sustaining capital[APM] at Tropicana and the North American projects. Additionally, we invested $30m in G2 Goldfields Inc., underscoring our dedication to long-term strategic growth initiatives.

New dividend policy improves competitiveness

As a result of improved operational fundamentals, a robust balance sheet, and increased confidence in the Company's outlook, the Board has approved a revised dividend policy aimed at delivering enhanced and sustainable shareholder returns. Under the new policy, AngloGold Ashanti will target a 50% payout of free cash flow[APM], where free cash flow[APM] is defined as operating cash flow less capital expenditure of managed operations, subject to maintaining an adjusted net debt[APM] to adjusted EBITDA[APM] ratio of 1x.

Additionally, the revised policy introduces a base dividend of $0.50 per share per annum, payable in quarterly increments of $0.125 per share. This base dividend represents the minimum payout ensuring a stable return to shareholders through commodity price cycles. This enhanced policy reflects the Company's commitment to strong capital discipline, financial resilience, and the delivery of long-term value to shareholders, while providing greater predictability and downside protection in varying market conditions. The new policy is an important part of a balanced capital allocation framework. The leverage target — a maximum of 1x adjusted net debt[APM] to adjusted EBITDA[APM], through the cycle — remains unchanged, as does ensuring a well capitalised portfolio and the ability to fund growth projects.



Financial review *continued*

New capital allocation framework

More generous dividend policy affirms strong cash flow generation and positive outlook



Cash flow from operations
Operational excellence

Sustaining capital expenditure [APM]
Safe, stable operations

Robust balance sheet
< 1.0 x adjusted net debt[APM] / adjusted EBITDA[APM]

Base dividend
Minimum payout $0.125 per quarter

Growth capital expenditure[APM]
Investing in future low cost growth

Top-up dividend
Payout to achieve 50% free cash flow[APM] target

50% of free cash flow[APM (1)]

Excess cash optionality

(1) *Free cash flow* [APM] *is equal to operating cash flow less capital expenditure.*



Financial review *continued*

Guidance 2025 − 2026

Growing margins and shareholder returns

		2025	2026
Gold production (koz)	**Group: Total gold production**	**2,900 − 3,225**	**2,900 − 3,225**
	Managed operations	2,590 − 2,885	
	Non-managed joint ventures	310 − 340	
	Africa [2]	1,935 − 2,160	
	Australia	500 − 550	
	Americas	465 − 515	
Costs[1] ($/oz)	**Group: All-in sustaining costs** APM	**1,580 − 1,705**	**1,580 − 1,705**
	Managed operations	1,600 − 1,725	
	Non-managed joint ventures	1,160 − 1,260	
	Africa [2]	1,530	
	Australia	1,700	
	Americas	1,700	
	Group: Total cash costs APM	**1,125 − 1,225**	**1,125 − 1,225**
	Managed operations	1,130 − 1,230	
	Non-managed joint ventures	970 − 1,050	
	Africa [2]	1,090	
	Australia	1,425	
	Americas	1,225	
Capital expenditure [1][2] ($m)	**Group: Total capital expenditure**	**1,620 − 1,770**	**1,710 − 1,860**
	Managed operations	1,505 − 1,635	
	Non-managed joint ventures	115 − 135	
	Group: Sustaining capital expenditure APM	**1,085 − 1,185**	**1,085 − 1,185**
	Managed operations	1,035 − 1,125	
	Non-managed joint ventures	50 − 60	
	Group: Non-sustaining capital expenditure APM	**535 - 585**	**625 − 675**
	Managed operations	470 − 510	
	Non-managed joint ventures	65 − 75	

[1] *The Company is not providing quantitative reconciliations to the most directly comparable IFRS measures for its Non-GAAP financial guidance shown above in reliance on the exception provided by Rule 100(a)(2) of Regulation G because the reconciliations cannot be performed without unreasonable efforts as such IFRS measures cannot be reliably estimated due to their dependence on future uncertainties and adjusting items, including, among other factors, changes in economic, social, political and market conditions, including these related to inflation or international conflicts, the success of business and operating initiatives, changes in the regulatory environment and other government actions, including environmental approvals, fluctuations in gold prices and exchange rates, the outcome of pending or future litigation proceedings, any supply chain disruptions, any public health crises, pandemics or epidemics, and other business and operational risks and challenges and other factors, including mining accidents, that the Company cannot reasonably predict at this time but which may be material.*

Outlook economic assumptions for 2025 guidance are as follows: A$0.65/$, BRL5.88/$, AP1,099/$, ZAR18.00/$ and Brent $75/bbl. Outlook economic assumptions for 2026 guidance are as follows: $0.67/A$, BRL5.96/$, AP1,254/$, ZAR18.00/$ and Brent $70/bbl.

Cost and capital forecast ranges for 2025 are expressed in "nominal" terms. "Nominal" cash flows are current price term cash flows that have been inflated into future value, using an appropriate "inflation" rate. Cost and capital forecast ranges for 2026 are expressed in "real" terms. "Real" cash flows are adjusted for "inflation" in order to reflect the change in value of money over time. Estimates assume neither operational or labour interruptions or power disruptions, nor further changes to asset portfolio and/or operating mines and have not been reviewed by AngloGold Ashanti's external auditors. Other unknown or unpredictable factors, or factors outside the Company's control, including inflationary pressures on its cost base, could also have material adverse effects on AngloGold Ashanti's future results and no assurance can be given that any expectations expressed by AngloGold Ashanti will prove to have been correct. Measures taken at AngloGold Ashanti's operations together with AngloGold Ashanti's business continuity plans aim to enable its operations to deliver in line with its production targets. Actual results could differ from guidance and any deviations may be significant. Please refer to the Risk Factors section in AngloGold Ashanti's annual report on Form 20-F for the financial year ended 31 December 2023 filed with the United States Securities and Exchange Commission (SEC) and AngloGold Ashanti's annual report on Form 20-F for the financial year ended 31 December 2024 to be filed with the SEC.

[2] *Includes Sukari.*


Engaging with and creating value for stakeholders

Our stakeholders are the people, communities and organisations that have an interest in, or might be affected by, AngloGold Ashanti and its activities.

Understanding our stakeholders

The purpose of stakeholder engagement is to ensure that the perspectives, concerns and expectations of stakeholders are understood and taken into account when key operational, investment or business decisions are being made. Engaging with and listening to our stakeholders supports the successful conduct of our business and delivery of our strategy.

AngloGold Ashanti has identified seven key stakeholder groups as set out below. In discharging its duties under section 172(1) of the UK Companies Act 2006, the Board has had regard to these key stakeholders and the associated impacts in its decision making, although some factors may have been more relevant than others, depending on the nature of the matter under discussion. At times these competing views can be contradictory and in order to achieve long-term success, it is the Board's role to navigate these complexities.

The Board is mindful of the need to treat all stakeholders fairly, with no stakeholder or shareholder having greater influence than or being favoured over another. The Board requires that the implications for stakeholders and their interests be considered in actions taken, decisions made and proposals submitted by executive management. Information flows up to the Board via an established governance framework, details of which are set out in the *Corporate governance report* on pages 97–104.

Healthy stakeholder communication and relationships provides the opportunity to collaborate in devising solutions to challenges and issues faced.

We understand the importance of maintaining our reputation for ethical business conduct and of acting with integrity in our dealings with stakeholders.

Undertaking engagement with stakeholders and considering their interests are important elements of the Board's focus, however most of the day-to-day engagement activities are delegated to executive management. Significant stakeholder interaction is conducted at all levels of the organisation and in all regions of operation. Constructive stakeholder engagement is vital in ensuring our licence to operate – both regulatory and social.

Further details on how the Board and Group interacted with key stakeholders during 2024 are set out on pages 65–71.

Section 172(1) statement

The UK Companies Act 2006 (the Act) requires the Annual Report to provide information that enables our stakeholders to assess how the directors have performed their duties under section 172(1) of the Act. The Act provides that AngloGold Ashanti directors must act in a way that they consider in good faith and would be most likely to promote the success of the Company for the benefit of shareholders as a whole. In doing so, they must take into consideration a broad range of interested groups, such as employees, suppliers and customers, and ensure that there is a proper perspective of the impact on both internal and external stakeholders interests in order to secure the Company's long-term success. This section on engaging with and creating value for stakeholders sets out how the directors, both individually and collectively, take account of stakeholder interests in deliberations, decision making and actions. It serves as our section 172(1) statement and summarises how the Board has discharged its duties under section 172 of the Act.

Key stakeholders 2024

						
Investors	**Employees**	**Suppliers**	**Customers**	**Governments and regulators**	**Communities and the environment**	**Industry partners and peers**
Either directly or indirectly, these six stakeholder groupings individually play an essential role in ensuring that we retain our licence to operate, and are represented in our economic value-added statement, either in terms of value generated or value distributed (see overleaf).						Engagement with industry partners and peers has positive benefits for AngloGold Ashanti.



Engaging with and creating value for stakeholders *continued*

We create and distribute value in tangible and intangible ways. Details of the economic value generated and distributed by AngloGold Ashanti is set out below.

Economic value generated				
	2024		2023	
US dollar millions	$m	%	$m	%
Gold sales and by-product income	5,793	95	4,582	93
Interest received	142	2	127	3
Royalties received	—	—	1	—
Profit from sale of assets	14	—	14	—
Income from investments	155	3	207	4
Other income	8	—	20	—
Total economic value generated	**6,112**	**100**	4,951	100

Economic value distributed [1]		
US dollar millions	2024	2023
Provider of capital	311	248
Finance costs and unwinding of obligations	139	157
Dividends	172	91
Employees [2]	575	551
Government	978	697
Current tax [3]	454	217
Royalties [4]	189	164
Employee taxes [4]	221	201
Production, property and other taxes [4]	114	115
Community [5]	19	17
Suppliers and services [6]	2,465	2,777
Total economic value distributed	**4,348**	**4,290**



Total economic value distributed

- Economic value distributed
- Employees
- Government
- Community
- Suppliers and services
- Providers of capital

57% / 22% / 13% / 1% / 36% / 7%

(1) Economic value distribution involves providing human, financial, social, natural and manufactured capital, guided by business objectives and key issues identified through the operating process to ensure sustainable long-term value retention for stakeholders, underpinned by our key behavioural programme operational excellence, implemented at every step of the business from exploration through the entire chain to divestment/disposal

(2) Payments to employees include salaries, wages and other benefits but excludes employee-related taxes

(3) Current taxation includes normal taxation and withholding taxation on dividends paid per jurisdiction in which the Group operates

(4) Employee, production, property and other taxes and royalties are reported on a cash basis and exclude equity-accounted joint ventures and projects of a capital nature

(5) Community and social investments exclude expenditure by equity-accounted joint ventures

(6) Suppliers and services excludes capital expenditure



Engaging with and creating value for stakeholders *continued*



INVESTORS

Investors include our shareholders, providers of capital, and debt funders. Our globally diverse shareholders include global fund managers, pension funds, institutional investors as well as individuals who are often current or former employees. The long-term support of investors ensures the sustainability of our business.

Dividends declared:
$439m
(2023: $95m)

Dividend yield:
1.48%
(2023: 1.16%)

Total return to shareholders:
25.32%
(2023: -2.64%)

Closing share price on NYSE at year end:
$23.08
(2023: $18.69)

Paid to providers of capital*:
$1,035m
(2023: $198m)

Repayment of borrowings including related finance costs. More details can be found in **Note 24 of the AFS*

Combined shareholding of two largest shareholders at end December 2024:
18.91%
(2023: 25.91%)

Why and how we engage

An understanding of investor views is an important input helping to inform how we run our business and determine our strategy and related strategic priorities. Investor views are considered where appropriate in the Board's decision making. We aim for transparent and consistent investor engagement on our performance and progress in delivering on our strategy to manage expectations and enhance investor sentiment, our reputation and market valuation, and to improve our access to capital.

AngloGold Ashanti has an active investor engagement programme for key financial stakeholders, including institutional shareholders.

The Company's Annual General Meeting (AGM), provides an important opportunity for shareholders to vote on various matters including the election or re-election of directors and our directors' remuneration policy.

Following his appointment, the Board Chairperson also held introductory meetings with some of the Company's largest institutional investors, with more planned for 2025.

News and regulatory updates are made available on an ongoing basis on the corporate website, along with key publications such as the Annual Report and Form 20-F.

Board engagement and oversight

The Board receives periodic updates on investor and financial market sentiment, providing insight into recent share price movements and key changes in the share register. Any significant concerns are communicated to the Board. The CEO, CFO and CSCAO, supported by the investor relations team, are responsible for shareholder and investor engagement. The Board also receives updates from the CEO and CFO regarding shareholder feedback following the financial results releases.

Following the 2024 AGM, the Board received investor feedback from the CSCAO and considered the voting outcomes. The Board reflected on those South African and US shareholders who were unable to support a precautionary enabling authority at the AGM regarding political donations and noted the ongoing engagement to explain our rationale for continuing to seek this authority.

Other engagement in 2024 included:
- Extensive engagement by the CEO, CFO and the investors relations team with investors and sell-side analysts on the Centamin acquisition
- Engagement by the CFO with credit rating agencies on our strategy and performance

What mattered most to investors in 2024

- Financial performance – cost and working capital management, the make up of free cash flow[APM] and inflationary pressures

- Operating performance
- Greater insight into the revised capital allocation framework, particularly in relation to dividends
- Centamin acquisition and the potential to add value following completion of the transaction – to read more, see page 33
- Project delivery – particularly Obuasi (change in mining method and business viability) and the Nevada projects
- Implications of direct gold sales to certain central banks in Africa
- Remuneration with a focus on the gender pay gap
- Skills shortage and potential impact
- Main material sustainability concerns cover TSFs, the environment, climate change, communities and inclusion, diversity and equity (ID&E)

Value creation

Our strategy's overarching objective is to create sustainable cash flow improvements and returns. A key executive remuneration metric is shareholder returns, which are in turn an outcome of our capital allocation programme. This programme prioritises sustaining capital and capital investment in growth (including acquisitions) – both of which aim to deliver on our strategic objectives to improve the quality and maintain the long-term optionality of our portfolio – and the payment of dividends.


Engaging with and creating value for stakeholders *continued*



EMPLOYEES

Engaged, motivated employees are critical to AngloGold Ashanti's long-term success, providing the skills and expertise required for efficient operations and delivery on our strategy. AngloGold Ashanti is committed to supporting our people to develop a shared understanding of the critical behaviours and skills required for successful performance and providing them with the opportunity to progress within the Company. Engagement helps retain existing talent and recruitment within the sector.

People employed [1]:

39,484, including 23,367 contractors

(2023: 33,658 and 19,615 respectively)

Invested in employee training and development:

$8.41m

(2023: $7.76m)

Paid in salaries/wages and benefits:

$796m (2023: $752m [2])

This is equivalent to

$22,905/employee [3]

(2023: $22,342/employee)

Average number of hours of training per employee [4]:

44 hours

(2023: 19 hours)

Why and how we engage

Constructive employee engagement promotes stable, positive employee relations, enhances productivity and promotes alignment with our strategic objectives. Engagement also aims to motivate employees, and so enhance productivity. We aim to ensure we attract, develop and retain the talent and skills required to develop, grow and sustain our business. Developing, attracting and retaining talent is both a top risk and a key material issue.

Line management, supported by the human resources function, is the main point of engagement with employees. Engagement is frequent and ongoing, formal and informal, and includes official Company communications, as well as Company-wide town hall meetings, in-house presentations and awareness campaigns on various topics such as safety, health, business performance, diversity and human rights.

Other communication methods used include email, newsletters, employee briefs, video bulletins, the intranet and social media platforms. Employees also have access to Speak-up, a confidential ethics hotline, which allows employees to raise concerns and report misconduct.

Board oversight and response

The CPO, supported by the human resources team, reports to the Board and its Committees on employee engagement and on the related structures and frameworks. In particular the Compensation and Human Resources Committee receives regular updates on the Company's human resources strategy.

The CEO, CFO and executive management participate in direct employee engagement throughout the year, including town hall meetings and regular electronic communication to all employees. This is supported by the overarching engagement around employee safety and health, a key focus of the Board.

The Board values interaction with employees who present during Board meetings and participate in informal sessions. This provides the opportunity to listen to ideas, suggestions and concerns and take action as appropriate.

The Audit and Risk Committee and the Social, Ethics and Sustainability Committee monitor ethical concerns reported via the Speak-up hotline.

The Board maintains oversight of employee matters and receives updates on any key management changes in the CEO report, health and safety reports, the results of any employee surveys undertaken and, during 2024, has monitored continuing review on optimisation of the Company's operating model.

(1) *The average number of employees (excluding Centamin) for 2024 is 33,981, of whom 20,299 are contractors*

(2) *The 2023 figure has been revised to include the aggregate of employee costs and related taxes*

(3) *Excludes Centamin*

(4) *Definition revised to the number of training hours divided by the total number of employees who participated in training during the year. 2023 data recalculated*

What mattered most to employees in 2024

- Remuneration, inflation and cost of living pressures
- Job security and organisational restructuring
- Training and development; career opportunities and employee recognition
- Health, safety and wellbeing
- Inclusion, diversity and equity

Value creation

We aim to equip and empower our people to work safely and excel in performing their jobs. A key objective of our operating model is ensuring that the right people, with the required skills, talents and ambition, are suitably equipped and placed in the right roles, and in so doing, ensuring that employees are motivated, engaged and therefore committed, productive and rewarded accordingly.

Engaging top-tier talent and encouraging an inclusive and diverse working culture that promotes and supports performance and innovation, gives our business a clear competitive advantage.

In addition, focusing on localised employment promotes goodwill among host communities and enhances our licence to operate. Our people are critical to our business and all that we do. Their overall wellbeing is central to our success, making their safety, health and wellbeing a priority.



Engaging with and creating value for stakeholders *continued*



SUPPLIERS

Suppliers provide inputs such as raw materials, products and services, which are essential to the conduct of our business. Our many suppliers range from established multi-national corporations to local strategic partnerships, such as joint ventures, and smaller, more localised businesses and labour contractors.

Spent in total on the procurement of goods and services:

$4.69bn
(2023: $4.58bn)

Local supplier spend:

$4.31bn
(2023: $4.31bn)

Local supplier spend as a proportion of total preferential procurement:

92%
(2023: 94%)

Number of suppliers

more than 10,000 active suppliers globally

Why and how we engage

Supplier engagement aims to ensure that suppliers are aligned with our business ethics and values, as well as relevant policies and standards, and codes of behaviour by making sure they understand and comply with our Supplier Code of Conduct. Constructive supplier engagement is critical in facilitating efficient cost management and control, in line with our strategy.

Suppliers are monitored throughout their term of engagement to assess the level of work performance, the quality of product provided and to address any risks and shortcomings identified. Engagement is tailored depending on the nature, materiality and criticality of the supplier. Supplier engagement channels are many and varied, and include supplier events such as the Mining Indaba, the Mine Expo, host community procurement forums, regional regulatory forums, supplier capability development initiatives and our responsible sourcing programme. Promotion of local and in-country procurement is a priority.

Supplier engagement is not limited to dealings with the suppliers only. In many jurisdictions, continuous stakeholder engagement, including with regulatory bodies, is necessary as part of the procurement process to agree, in a collaborative manner, which suppliers will be awarded work. When necessary, this includes addressing localisation considerations by introducing joint venture arrangements or the apportioning of work to meet regulatory requirements.

In 2024, 88% of suppliers were screened using human rights priorities.

Board engagement and oversight

The CFO is ultimately accountable for the supply chain function and has a strong supply chain leadership team, as well as regional and site supply chain teams as support. These teams are in turn supported by functional disciplines, including Compliance, Risk, Finance, Internal Audit, Safety, Health and Security as well as by business stakeholders.

The Audit and Risk Committee assists the Board with oversight of supplier performance and any related concerns. The CFO updates the Committee quarterly on key supply chain activities, related expenditure and supplier performance.

The Board approves any changes to the Supplier Code of Conduct which transparently sets out expectations for external suppliers. The Board also approves any contracts that exceed the levels set out in the Group-wide Delegation of Authority.

Several high-value supplier commitments were presented to the Board for review and approval during 2024. The Board also considers and approves the Company's annual Modern Slavery Statement.

What mattered most to suppliers in 2024

- Responsible sourcing
- Procurement opportunities
- Supply chain risks, including modern slavery and labour rights abuses
- Supplier relationship management
- Contract management
- ESG monitoring

Value creation

Our operational and capital spend, especially that incurred in-country, generates extensive indirect positive impacts. It contributes to the economic viability of suppliers and local economic activity, creates indirect employment downstream, and is instrumental in empowering people and advancing societies. Responsible sourcing is a key focus of our Supplier Code of Conduct, which sets out the sustainability requirements and work principles with which all our suppliers around the world should comply.


Engaging with and creating value for stakeholders *continued*



CUSTOMERS

Our customers include bullion banks and more recently the Bank of Ghana. Our product is refined gold and doré bars which must meet exact specifications for it to be sold. These specifications are set and governed by the industry oversight body, the London Bullion Market Association (LBMA). Solid business relationships with customers who purchase our gold ensure an efficient sale and delivery process.

Revenue from product sales:

$5.79bn

(2023: $4.58bn)

Total gold sold:

2.679Moz

(2023: 2.624Moz)

Global gold investment demand

1.180t*

(24% of total demand)

(2023: 946t; 19% respectively)

Global gold jewellery demand

2.004t*

(40% of total demand)

(2023: 2.191t; 44% respectively)

Why and how we engage

Engagement with customers is bilateral and any special arrangements are agreed on a one-on-one basis at the quarter or year-end sales. Engagement is undertaken as and when required and focuses on understanding the specific requirements and expectations of our customers.

Around 65% (2023: 67%) of the gold produced by AngloGold Ashanti and sold to the external market is purchased by ANZ Investment Bank Ltd in Australia (24%), Standard Chartered Bank in the United Kingdom (22%) and JP Morgan Chase NA London in the United Kingdom (19%). Although these three entities purchase most of the gold we produce, we are not dependent on them or their geographical regions for sales, as our gold can be traded via a host of commodity traders globally.

All gold concentrate produced at Cuiabá in Brazil was sold to Harttree Metals LLC. All gold and silver production from Sukari is sold to MKS PAMP, a precious metals refiner and trading house based in Switzerland.

Given the diversity and depth of the global gold market, these bullion banks have no significant ability to influence the gold price.

We publish our annual Conflicts Minerals Disclosure on Form SD in accordance with our SEC reporting obligations.

Board engagement and oversight

The Board, via the Audit and Risk Committee, monitors gold sales and customer performance and related concerns, with the Committee in turn supported by the CFO and the Finance team at a management level.

What mattered most to customers in 2024

- Consistent supply and timely delivery of high-quality bullion
- Reassurance that gold supplied is ethically, safely and responsibly produced and that no child or slave labour was used in its production
- Banking partners wanting an increased share of our ancillary business as a result of intensifying regulations that

are increasing their cost of capital, leading to a drive by banks to seek business opportunities to justify client capital allocations.

Value creation

We deliver value by ensuring that the gold we sell meets the requirement that it has not been produced using child or slave labour nor acquired from conflict areas. Assurance of the purity of gold produced is provided by the LBMA (99.99%). AngloGold Ashanti only uses LBMA accredited refineries, allowing us to trade our gold with ease. It is becoming increasingly necessary to ensure that gold sold has been responsibly mined.

In addition, with the restart of processing operations at our Queiroz gold plant in Brazil during the third quarter of 2024, production of gold bullion has resumed with the accompanying economic benefits for both AngloGold Ashanti and our customers.

LBMA and London Good Delivery status

LBMA is an independent authority that aims to ensure integrity and transparency for the global precious metals industry by advancing standards and developing market solutions. The standards for acceptable gold bullion are known as "London Good Delivery", an accreditation managed by the LBMA. Gold refineries apply to the LBMA for Good Delivery Status, which confers on the refineries the right to deliver their refined bars into London in settlement of contracts. All AngloGold Ashanti refineries have Good Delivery Status. The LBMA also requires accredited refineries to prove chain of custody of the gold it refines and minimum requirements for refined production.

LBMA has developed a secure digital supply chain solution to improve the investment appeal of gold, strengthening its provenance and integrity by digitising every ounce mined. This initiative, a partnership with the WGC, will track gold on an electronic platform using blockchain technology. Tracking gold bars throughout the supply chain will ensure responsible gold sourcing and product integrity and help customers and market participants to have further confidence in the responsible sourcing and authenticity of their gold. AngloGold Ashanti is participating in this initiative along with many other miners and stakeholders within the gold value chain, including refiners.

** Source: **World Gold Council**, Gold Demand Trends, Q4 and Full Year 2024*


Engaging with and creating value for stakeholders *continued*



GOVERNMENTS AND REGULATORS#

 # Includes equity-accounted joint ventures

National, state, regional and local governments as well as various regulators and departments (including mining, environmental, social, labour, and taxation) are significant stakeholders.

They develop and implement policy frameworks, legislation and associated regulations that have the potential to significantly affect AngloGold Ashanti or our operations. Engagement promotes understanding of areas of common interest, helping to ensure our licence to operate.

Taxes paid:*

$602m

(2023: $427m)

* Relates to current taxation, withholding taxation, production, property and other taxes and excludes employee taxes

Paid to government as dividends:

$80m*

(2023: $20m)

* Increase relates to dividends/profit share paid to Egyptian government

Paid in personal income tax on behalf of employees:*

$234m

(2023: $217m)

* 2023 number disclosed in the previous year excluded equity accounted joint ventures

Paid in royalties:

$189m

(2023: $168m)

Why and how we engage

Constructive, positive engagement with governments and regulators is important and relates to our licence to operate, our right to mine and explore, the receipt and maintenance of all necessary permits and regulatory compliance, and infrastructural and socio-economic partnerships.

Ongoing engagement is aimed at relationship building, understanding the overall tax landscape, operational and financial performance updates, permission for strategic initiatives and dispute resolution so as to mitigate regulatory and political risks. During such engagement, we communicate the state of our business, as well as challenges and opportunities encountered. The aim is to encourage certainty, strengthen our social licence to operate and promote an environment conducive to investment and development. Such engagement also presents an opportunity to promote adherence to our governance standards and policies.

Proactive engagement with governments includes regulatory submissions, formal and informal discussions on significant issues and service delivery collaborations. Direct engagement by corporate and site teams,

with national, regional and local governments and regulators in each jurisdiction, occurs alongside engagement with those parties through industry bodies.

In 2024, the subject matter spanned a variety of issues including the Centamin acquisition and renewal application for tax exemption (Egypt); taxation matters in Tanzania; our operating performance and the status of various projects (Colombia and Nevada); and engagements on the Tarkwa-Iduapriem joint venture (Ghana). These meetings also allowed our teams to remain abreast of changing political and regulatory dynamics.

Board oversight and response

Primary responsibility for and oversight of engagement with governments and regulators resides with the Social, Ethics and Sustainability Committee, which receives an update on government relations at each scheduled meeting. The Committee reports to the Board after each of its quarterly meetings.

At executive level, the CSCAO, supported by the government relations department and members of the in-country executive teams, is responsible for government and

regulatory engagement and reports on key matters to the Social, Ethics and Sustainability Committee.

What mattered most to governments in 2024

- Taxation
- Compliance and regulatory changes
- Repatriation of funds
- Benefits of mining, job creation and community initiatives
- Permitting
- Project updates

Value creation

AngloGold Ashanti contributes both directly and indirectly to the countries in which we operate. This contribution is made by way of the taxes and royalties paid, jobs created, upskilling of local employees and transfer of skills and through local procurement and business opportunities. In addition, we contribute through the education, health and infrastructure programmes implemented.



Engaging with and creating value for stakeholders *continued*



COMMUNITIES AND THE ENVIRONMENT

Host communities are those located close to our operations and projects, on whose goodwill we depend, and who are directly or indirectly impacted by our mining activities. Many of our employees reside in these communities.

Economically viable gold reserves are the backbone of our business and commercial operations, even though mining is environmentally disruptive, affecting land, air, water, biodiversity, and host communities with whom we share these resources.

Investment in communities:

$20.64m
(2023: $18.84m)

Number of community grievances reported:

112
(93% resolved)
(2023: 109: 92% resolved)

Number of human rights incidents under VPSHR:

0
(2023: 0)

Number of reportable environmental incidents:

1
(2023: 1)

Renewable energy use:

6.3% of total energy usage
(2023: 6.6%)

Proportion of water recycled:

70%
(2023: 70%)

Why and how we engage

As a responsible corporate entity, we are committed to conducting business in a responsible and ethical manner regarding the environment and communities.

We engage communities in a consistent and transparent manner on a variety of issues, including community development, local employment and procurement opportunities, and the management of operational impacts on the environment.

Our environmental management programme aims to mitigate damage caused by land disturbance, protect biodiversity, and ensure the responsible consumption of natural resources and management of waste.

Our sites manage engagements and benefit-sharing programmes through their respective stakeholder engagement plans and socio-economic development plans.

Engagement takes place through a variety of platforms, including community forums attended by representatives from the Company, the community, and local authorities.

Grievance mechanisms, together with supporting resolution procedures, offer a channel for communities to lodge grievances that can be resolved, including those related to environmental impacts.

To earn and maintain our social licence, we promote socio-economic development by sharing mining benefits and adhering to our values.

The CSCAO, supported by the community relations and environmental management disciplines as well as the respective Business Units, is responsible for community and environment-related engagements.

Board oversight and response

The Board, supported by the Social, Ethics and Sustainability Committee, considers community- and environment-related issues. It oversees matters relating to safety, security, health, human rights, environmental management, sustainability, ethics and other social matters to ensure the principles of good corporate citizenship are upheld and that our business is conducted ethically and sustainably.

The CSCAO provides quarterly updates to the Social, Ethics and Sustainability Committee on all social, community, climate and environmental issues and any related engagement. The Committee reviews progress made against published targets. The Committee Chairperson reports to the Board on key matters discussed after each meeting.

The Board receives updates on ongoing exploration and development projects, with community engagement and the impact on the environment features in viability considerations. The Board is mindful of the impact and disruption that new projects can have on the environment and mitigation initiatives are discussed and challenged as appropriate.

What mattered most to communities in 2024 (including environmental concerns)

- Local employment and procurement opportunities
- Business continuity and future employment (Argentina, Brazil, Ghana)
- Artisanal and small-scale mining/illegal mining
- Environmental and social impact of mining activities (e.g. land acquisition, climate adaptation and mine rehabilitation/closure)
- TSF management and community safety
- Local enterprise and economic development programmes
- Community consultation and consent

Value creation

We seek to obtain and retain our social license to operate by supporting the empowerment and advancement of societies through making sustained and positive contributions to local communities leveraging on strong local partnerships, social and economic development, and capacity-building, thereby ensuring community resilience.

We seek to minimise environmental impact, manage risks to air, land, biodiversity, and water resources, and promote responsible environmental stewardship while addressing climate change challenges.



Engaging with and creating value for stakeholders *continued*



INDUSTRY PARTNERS AND PEERS

National or local mining/industry bodies, the International Council on Mining and Metals (ICMM) and World Gold Council (WGC), among others, provide a joint platform for addressing industry-related developments, concerns, and for sharing lessons learnt, including best practice.

Key benefits for AngloGold Ashanti of engagement with industry partners and peers:

- **Reduces risk and uncertainty** by facilitating navigation of regulatory and political environments

- **Boosts reputation and influence** within industry, facilitating strategic partnerships and joint ventures

- Enables us to remain at the **forefront of industry trends and standards**

- **Supports our commitment to sustainable and responsible mining**, contributing to long-term operational success and stakeholder trust

Why and how we engage

Engagement with industry partners and peers aims to garner support and promote collaboration with other shared stakeholders – governments, regulators, employees, unions and communities – on matters of mutual concern, to work together to reduce regulatory and political uncertainty and to promote long-term partnerships. Such collaboration includes joint efforts to resolve sector or industry challenges and to support any new developments to promote the future of the industry. We engage with our peers through various country-level forums and global industry bodies such as the ICMM and the WGC, among others.

Peer collaboration, both locally and globally, helps ensure we stay abreast of developing trends, allowing us to provide input on issues that might affect mining companies in general, and AngloGold Ashanti in particular, and to contribute to a collective voice for the sector.

We have strong engagement and collaborative partnerships with our peers across our operating jurisdictions.

Much of the discourse in industry partner forums centres on broader environmental, social and governance topics, including the ongoing development of good practice on how to optimally communicate the significant socio-economic contribution being made by the industry, and ongoing efforts to create a global, consolidated mining standard.

We continue to apply the ICMM's Performance Standards and the WGC's Responsible Mining Principles. Engagement involves various platforms including focused workshops, webinars, conferences, physical and virtual meetings and other industry forums.

A notable focus of engagement in 2024 was our contribution to the ICMM's tax report, which highlights the mining industry's contribution to host countries.

Board oversight and response

This engagement is largely led by the CEO and designated area leads. Updates on engagement with sector peers and industry partners, such as the ICMM and WGC, are made to the Social, Ethics and Sustainability Committee, specifically on ESG-related matters.

What mattered most to industry partners and peers in 2024

- Convergence of Mining Standards (ICMM and WGC)

- Nature Position Statement (ICMM)

- Indigenous Peoples Position Statement (ICMM)

- Collective goal on ID&E (ICMM)

- Development of GTMI (ICMM)

- ASM and illegal mining (WGC)

AngloGold Ashanti is a member of and/or a signatory to the following, among others:

     


Addressing climate change

Impact of climate change on mining

Climate change poses unique challenges and risks for mining companies, a result of both its potential direct physical impacts and the risks arising from the transition to low-carbon operations.

Launched in 2021, our Climate Change Strategy aims to manage physical and transition climate risks within our strategic and operational planning processes and encompasses a four-pillar framework, aligned with the TCFD recommendations (governance, strategy, risk management, and climate metrics and targets) which underpins our approach to climate change. In late 2024, AngloGold Ashanti acquired the former Centamin plc assets. Integration and alignment of these assets' climate risk assessments, mitigation ambitions and related programmes into AngloGold Ashanti's climate change approach, will take place during the course of 2025 and have thus not been included in this report. The Sukari mine's energy consumption and Scope 1 and Scope 2 GHG emissions for the period following acquisition, however, have been incorporated into AngloGold Ashanti's Group totals in this report.

Anecdotal evidence suggests that the physical effects of climate change are being increasingly felt at a global scale and the frequency of extreme weather events in many of our mining regions is under increased scrutiny. This has aided improved site-level awareness of the operational risks presented by extreme weather events. We also recognise the risk that a changing climate poses to socio-economic development locally and globally.

AngloGold Ashanti has committed to mitigating its contribution to climate change, and as an ICMM member our commitment to reduce absolute Scope 1 and Scope 2 GHG emissions is fully aligned with the ambitions of the Paris Agreement of reducing emissions to net zero by 2050.

We also acknowledge an inherent responsibility to identify and address the climate-related risks to our business, to collaborate with diverse stakeholders in combating climate change and to help build the resilience of host societies to current and future climate impacts.

Climate-related physical risks

Climate change is expected to exacerbate existing weather-related risks on mining infrastructure and its workforce, and to alter the balance of natural ecosystems and communities' way of life.

The physical impacts of climate change, such as prolonged extreme temperatures and droughts, intense storms or changes in rainfall rates or patterns, could disrupt our mining operations, processing plants and TSFs, as well as damage roads, transport and energy infrastructure both on- and off-site. This in turn could result in increased operating and capital costs or lead to increased competition for scarce water resources with local and host communities. At a community level, the physical impacts of climate change can affect employee and community health and safety.

Mine site vulnerabilities

Over 2020 and 2021, AngloGold Ashanti completed baseline climate change-related physical risk assessments for all its operating assets. The assessments were founded on worst-case scenario climate

model projections (Representative Concentration Pathway 8.5) for a 20-year period with 2030 as the midpoint, relative to the observed climate record between 2000 and 2019. This approach allowed for the physical risk caused by projected changes in key climate variables to be assessed over short- (1–5 years), medium- (5–10 years) and long-term (10+ years) horizons. The projection period was also relevant to the remaining operational life and the closure phases of most assets in the portfolio.

The risk assessments concluded that while many of the physical climate risks identified were already being addressed at those sites through a variety of management controls, it was possible that additional adaptation may be needed. It was also noted the many sites had been auto-adapting after experiencing disruptive events. As an example, in 2024, significant rains and subsequent flooding in the area where the Tropicana mine is located resulted in the temporary suspension of mining and processing operations. Supplies of fuel, consumables and reagents to the site were interrupted for approximately three weeks due to flooding along parts of the 375-kilometre access road. This could have been prolonged, had the mine not boosted flood defences along the road after significant rains a decade earlier. The mine's contingency and recovery measures enabled it to limit the production impact and most of the delayed production was clawed back over the year. In addition, the flood waters were used beneficially across the site over subsequent months, resulting in reduced withdrawals from its hypersaline water-supply wellfields.

A summary of the principal physical climate risks identified are listed in the table overleaf.



Serra Grande, Brazil


Addressing climate change *continued*

Physical climate-related risks and operations/projects potentially affected*

Climate event	Related physical risk	Operations/projects potentially affected
Extreme rainfall	• Supply chain disruptions – especially bulk reagent deliveries	• Sunrise Dam and Tropicana
	• Geotechnical instability and erosion, potentially affecting pit walls, mine infrastructure, TSFs, rehabilitated areas, waste rock dumps and filtered tailings, among others	• Geita, Iduapriem, Obuasi and Siguiri • AGA Mineração and Serra Grande • Quebradona
	• Potential adverse impacts on pollution control	• Cerro Vanguardia
	• Halt to construction activities	• Quebradona
Extreme temperatures	• Spontaneous combustion/fires	• Sunrise Dam and Tropicana
Storms	• Lightning strikes and fires	• Sunrise Dam and Tropicana
Water stress	• Failure to deliver on rehabilitation objectives and reduced habitat regeneration	• Geita, Iduapriem, Obuasi and Siguiri
	• Reduced availability of water – related community and stakeholder concerns	
	• Reduced supply of groundwater/decrease in water supply leading to water supply constraint issues	• AGA Mineração and Serra Grande
	• Elevated dust emissions and reduced ability to suppress dust – related community concerns	• AGA Mineração and Serra Grande
	• Changes to water management regimes	• AGA Mineração and Serra Grande
Rise in sea levels and storm surge	• Disruptions to operations and exports (from Port of Buenaventura owing to storm surges)	• Quebradona

* The physical climate risk assessments above predate the Nevada projects. These projects will be considered in the next update.

With limited variation in climate model predictions expected over the short term, we believe that our baseline physical climate predictions and risk assessments have largely remained relevant. However, we also recognise that major updates to climate models, typically occurring over five to seven years, may have changes of relevance to infrastructure planning and adaptation, and will align our review of worst-case climate model predictions and related physical climate change risk assessments on a similar timescale.

Community vulnerabilities

Climate change has the potential to impact host communities. Adaptation and response planning considerations should therefore extend beyond the mine gate, to strengthen the adaptive capacity of local communities where it is limited, minimising the potential of indirect impacts to mine site operations. To enhance the resilience of local communities, our operations have, in collaboration with international, local government and community agents, implemented community development projects and community safety programmes to strengthen community safety and health resilience. Awareness-raising programmes

on the effects of climate change and sharing of skills for enabling local action are undertaken to support local climate adaptation and resilience. These programmes promote sustainable resource use, minimising the climate impact of waste and on water source pollution.

We continue focused efforts to improve how neighbouring communities respond to physical climate risk brought about by extreme weather. In Brazil, Ghana, Guinea and Tanzania, our mines are collaborating with local stakeholders and authorities to minimise the impacts of these weather events. Some of the collaborative efforts include flood awareness and response campaigns, community safety drills in the event of floods and veld fires, supporting infrastructure maintenance planning, and upgrades to better regulate the effects of these.

We also enhanced our efforts of creating climate resilient livelihoods, through the initiation of Group-wide review of socio-economic development plans. The Obuasi mine, through the 10-year Socio-economic Development Plan, is implementing projects targeted at increasing the community's resilience to climate change impacts. In

collaboration with our stakeholders and the NGO Solidaridad West Africa, the implementation of the Climate Resilient Oil Palm Project was progressed, and 30,000 climate-resistant seedlings were distributed to 660 farmers. This project will contribute to enhancing the resilience of livelihood for the palm oil farmers. Finally, with ongoing support from the Company and partners such as the Global Fund, our malaria prevention campaigns in Africa continue to play a major role in enhancing the health resilience of local communities.

Climate-related transition risks

Reducing our GHG emissions and transitioning to a low-carbon future presents both risk and opportunities for our operations. They include policy and regulatory/legal, technology, market and reputational risk and opportunities.

Australia's Safeguard Mechanism required both Sunrise Dam and Tropicana to establish by July 2023 production-adjusted emission baselines. By year end, both mines were required to purchase and surrender Australian Carbon Credit Units (ACCUs) to ensure compliance. The cost was, however, not material to AngloGold Ashanti.



Addressing climate change *continued*

Ghana promulgated regulations for a carbon emissions levy in 2023, which imposes a charge on each tonne of CO_2e emitted per month. The emissions levy will apply to Iduapriem, but the costs are not expected to be material. The Ghana Revenue Authority has not yet implemented the emissions levy.

The introduction of carbon prices by host countries as a policy lever is recognised as an important climate transition risk which presents itself across all the countries in which we have operations and projects. Carbon price risk may intensify with increasing pressure to decarbonise host country economies and meet the commitments those countries have made in terms of the Paris Agreement.

Carbon prices are typically introduced through the imposition of carbon taxes, the removal of subsidies or emission caps on industries.

A qualitative framework was developed by the Carbon Trust in 2021 to periodically gauge AngloGold Ashanti's exposure to carbon price risk in each country of operation. It scores 10 criteria over four themes which include each country's existing carbon policies, its future carbon policy roadmap, alignment of its Nationally Determined Contributions (NDCs) to the objectives of the Paris Agreement and AngloGold Ashanti's planned emissions level in the country over the life of mine. Each criteria is scored between 1 (low) and 5 (high), and then weighted into a final score,

providing a continuum of relative carbon price risk across our countries of operation. Updated in early 2024 to reflect revisions in country-level policies, and changes to AngloGold Ashanti's forecast emissions per each jurisdiction, the results showed material shifts in carbon price risk across our countries of operation.

The most notable changes in 2024 were in the United States and Australia, after both had strengthened their commitment to the Paris Agreement. A second factor for the United States was the forecast future GHG emissions at projects in Nevada. The Trump administration's announcement of its intent to withdraw the US from the Paris Agreement will likely materially reduce this relative risk, at least for the next four years.

2021	USA	Australia	Tanzania	Guinea	Argentina	Brazil	Ghana	Colombia
	1.80	2.80	2.85	2.95	3.00	3.05	3.15	3.85

Increasing risk

2024	Argentina	Brazil	Tanzania	Colombia	Guinea	Ghana	USA	Australia
	2.40	2.55	2.80	3.20	3.30	3.45	3.50	3.70



Tropicana, Australia



Addressing climate change *continued*

Our climate mitigation strategy

In 2022, we announced our commitment to reduce absolute Scope 1 and Scope 2 GHG emissions by 30% by 2030 (compared to the 2021 baseline) through a defined renewable energy project pipeline and initiatives to improve efficiency or use lower-emission power sources.

As a member of the International Council on Mining and Metals, we were also part of a landmark climate change commitment to achieve net zero Scope 1 and Scope 2 GHG emissions by 2050.

In addition, we are continuing our efforts to address our Scope 3 GHG emissions by setting credible targets in partnership with suppliers. Unlike Scope 1 and 2 emissions over which companies have considerable control, Scope 3 emissions are generated in the upstream and downstream value chain, where companies have limited control.

We made significant progress towards our reduction targets by entering into an agreement in June 2023 with Pacific Energy to construct and operate 62MW of wind and solar generation capacity at our Tropicana mine in Western Australia.

The facility, one of Australia's largest off-grid hybrid power systems, will significantly reduce Tropicana's diesel and gas consumption for power generation and slash the site's carbon emissions by an average of 65ktCO$_2$ annually over a 10-year period. It was completed on time and on budget in February 2025.

The next step in our decarbonisation journey involved connecting the Geita gold mine in Tanzania to the country's electricity grid, which is approximately 45% supplied by renewable energy sources. Geita will reduce diesel used for power generation by up to 80%. Sourcing power from the Tanzania grid

is part of the Company's strategy of transitioning towards cleaner sources of energy. The grid connection will see Geita reduce its carbon emissions by ~50ktCO$_2$e annually.

Sukari's emissions reduction initiatives will support achievement of a 30% reduction in emissions by 2030, measured off a 2021 baseline. The integration of Sukari's emissions profile into that of AngloGold Ashanti will collectively support our commitment to reduce absolute Scope 1 and 2 GHG emissions by 30% by 2030 (compared to our commitment communicated in October 2022).

There is a parallel focus on strengthening AngloGold Ashanti's climate resilience across the business, value chain, host communities and operational environments.

Greenhouse gas disclosure – metrics, performance and targets

Annual energy usage and related GHG emissions performance

		2024	2023	2022	2021	2020
Energy usage						
Direct energy use	PJ	19.56	19.49	19.42	19.03	18.26
Indirect energy use	PJ	3.31	3.14	3.32	3.01	2.74
Total [3]	PJ	22.87	22.63	22.74	22.04	21.00
Total [3]	million kWh equivalent	6,353	6,285	6,318	6,123	5,833
Energy intensity [3]	GJ/t of ore treated [3]	0.54	0.53	0.52	0.50	0.49
GHG emissions [1]						
Scope 1 [3]	Mt CO$_2$e	1.314	1.300	1.299	1.192	1.123
Scope 2	Mt CO$_2$e	0.19	0.169	0.175	0.189	0.181
Total – Scope 1 and 2 [3]	Mt CO$_2$e	1.504	1.469	1.475	1.380	1.304
GHG emissions intensity [3]	t CO$_2$e/t of ore treated [2]	35.23	34.26	33.43	31.32	30.54
	kg CO$_2$e/GJ	65.76	64.91	64.84	62.62	62.10

[1] AngloGold Ashanti's GHG emissions accounting is founded on the WRI/WBCSD's Greenhouse Gas Protocol: A Corporate Accounting and Reporting Standard (Revised Edition). Emissions are calculated on an operational control basis using country-specific emission factors for the different energy products being consumed, where available. Alternatively, emissions factors are based on the IPCC 5th Assessment Report (AR5)

[2] Per tonne of gold-bearing ore mined and treated/processed to extract the gold

[3] Group totals include energy and emissions for Sukari for the period in 2024 following acquisition



Addressing climate change *continued*

Regional/operational[2][3] breakdown of energy usage and related GHG performance – 2024

	Energy performance			GHG emissions performance			
	Energy consumption (PJ [1])	Energy consumption (million kWh)	Energy intensity (GJ/ tonne treated)	Scope 1 (Mt CO$_2$e)	Scope 2 (Mt CO$_2$e)	Total: Scope 1 and 2 (Mt CO$_2$e)	Emissions intensity (t/tonne treated)
Africa	**11.21**	**3,114**	**0.47**	**0.704**	**0.19**	**0.894**	**37.1**
Iduapriem	1.95	543	0.36	0.108	0.053	0.161	29.77
Obuasi	1.54	428	1.20	0.026	0.123	0.149	115.74
Siguiri	3.37	935	0.30	0.258	0	0.258	23.28
Geita	3.93	1,092	0.72	0.28	0.014	0.294	54.06
Sukari [4]	0.42	116	0.49	0.03	0	0.03	36.48
Americas	**3.65**	**1,014**	**0.98**	**0.147**	**0**	**0.147**	**39.47**
Cerro Vanguardia	1.65	459	1.32	0.104	0	0.104	83.37
AGA Mineração	1.34	371	0.94	0.027	0	0.027	18.97
Serra Grande	0.66	184	0.64	0.015	0	0.015	14.73
Australia	**8.01**	**2,225**	**0.63**	**0.463**	**0**	**0.463**	**36.14**
Sunrise Dam	2.92	812	0.75	0.164	0	0.164	42.06
Tropicana	5.08	1,412	0.57	0.299	0	0.299	33.55
United Kingdom and offshore area	0	—	0	0	0	0	0
Total	**22.87**	**6,353**	**0.54**	**1.314**	**0.19**	**1.504**	**35.23**

[1] One petajoule (PJ) is equivalent to 277,778MWh
[2] Energy usage is reported for operating mines only. Energy consumption at standalone offices and/or exploration sites is deemed immaterial to the Company's overall energy use, and is therefore not accounted for in renewable versus non-renewable energy use (PJ)
[3] Rounding of numbers may result in discrepancies at the regional level due to adjustments from the third decimal to the second decimal place
[4] Energy and emissions at Sukari mine for the period in 2024 following acquisition

Regional/operational[2][3] breakdown of energy usage and related GHG performance – 2023

	Energy performance			GHG emissions performance			
	Energy consumption (PJ [1])	Energy consumption (million kWh)	Energy intensity (GJ/ tonne treated)	Scope 1 (Mt CO$_2$e)	Scope 2 (Mt CO$_2$e)	Total: Scope 1 and 2 (Mt CO$_2$e)	Emissions intensity (t/tonne treated)
Africa	**10.29**	**2,857**	**0.44**	**0.653**	**0.169**	**0.822**	**35.49**
Iduapriem	1.87	518	0.34	[4] 0.102	0.052	0.154	28.40
Obuasi	1.41	393	1.11	[4] 0.021	0.117	0.138	107.68
Siguiri	3.11	863	0.28	0.239	0	0.239	21.76
Geita	3.90	1,083	0.71	0.291	0	0.291	53.16
Americas	**3.97**	**1,102**	**0.60**	**0.158**	**0**	**0.158**	**25.05**
Cerro Vanguardia	1.69	469	0.56	0.106	0	0.106	34.98
AGA Mineração	1.58	439	0.73	0.035	0	0.035	16.00
Serra Grande	0.70	194	0.62	0.018	0	0.018	15.62
Australia	**8.37**	**2,326**	**0.63**	**0.488**	**0**	**0.488**	**36.49**
Sunrise Dam	2.94	815	0.75	0.165	0	0.165	42.25
Tropicana	5.44	1,510	0.57	0.323	0	0.323	34.11
United Kingdom and offshore area	0	0	0	0	0	0	0
Total	**22.63**	**6,285**	**0.53**	**1.300**	**0.169**	**1.469**	**34.26**

[1] One petajoule (PJ) is equivalent to 277,778MW
[2] Energy usage is reported for operating mines only. Energy consumption at standalone offices and/or exploration sites is deemed immaterial to the Company's overall energy use, and is therefore not accounted for
[3] Rounding of numbers may result in discrepancies at the regional level due to adjustments from the third decimal to the second decimal place
[4] The Scope 1 category for Obuasi and Iduapriem has been corrected. The previous report inadvertently included the combined values of Scope 1 and Scope 2 under the Scope 1 category. The aggregate numbers remain accurate and are unaffected by this correction


Addressing climate change *continued*

Renewable versus non-renewable energy use (PJ)

Non-renewable energy used	2024	2023	2022
Scope 1 [1] [2]	19.54	19.49	19.42
Scope 2 [2]	1.90	1.64	1.58
Renewable energy used			
Hydropower and solar [1]	1.43	1.50	1.74
Total [1]	**22.87**	**22.63**	**22.74**
Renewable energy as a % of total energy used	**6.3 %**	6.6 %	7.6 %

Performance 2024: Group Scope 1 and 2 emissions of 1.47Mt were 6% above the 2021 baseline of 1.38Mt (excluding Sukari restatement).

[1]   *Group totals include energy and emissions for Sukari for the period in 2024 following acquisition*
[2]   *Energy consumption data for 2023 and 2022 has been revised to correct previous misclassification between Scope 1 and Scope 2 categories*

Annual Scope 3 GHG emission estimates (000t CO_2e)

	2024	2023	2022	2021
Scope 3 - upstream	828.12	823.42	849.68	799.25
Scope 3 - downstream	19.91	29.05	5.72	8.72
Total	**848.03**	**852.47**	**855.4**	**807.97**

Note: Upstream emissions exclude non-material Goods and Services (Category 1 of the GHG Protocol). GHG Protocol Categories 8 and 11-15, are not applicable to AngloGold Ashanti's operations. Downstream emissions from 2023 include gold concentrate shipping in Brazil and updated refining emission factors. Sukari mine is excluded from AngloGold Ashanti's 2024 Scope 3 estimate. Observed differences in totals due to rounding.

To achieve our 2030 targets, we are working with our sites to target areas to achieve the maximum potential reduction. A pipeline of initiatives is being tracked to help ensure successful implementation with the majority expected to deliver benefits ahead of time. In 2024, AngloGold Ashanti's Scope 1 and Scope 2 emissions of 1.47Mt CO_2e (excluding Sukari; 1.50Mt CO_2e including Sukari) shows a flat trend in emissions compared to 2023, with the benefit of Geita's grid connection and the implementation of Tropicana's renewable project expected to ramp up in 2025.

Decarbonisation is a long-term investment process. Given that the underlying long-term emissions trajectory is upwards from our strategic planning scenarios – a function of increasing energy requirements as mines become deeper and expand – it is only when a significant renewable energy source replaces a fossil fuel source that this trajectory can be altered.

For more on our pathway to net zero, GHG emissions reduction pipeline and the discussion on emissions, see *Climate action and pursuing resilience*, pages 60–64 in our ***Sustainability Report 2024.***

What we are doing to address climate change challenges – status 2024

AngloGold Ashanti's response to climate change and efforts to reduce GHG emissions currently include:

- Introduction of climate-related KPIs into the annual strategic planning modelling scenarios
- Annual carbon refresh programme introducing new initiatives into the existing project pipeline
- Establishing shared best practice forums and engaging with original equipment manufacturers (OEMs) of heavy mining equipment (HME) and strategic partners on potential decarbonisation pathways
- Continuing to optimise fossil energy usage
- Increasing our use of renewable energy
- Implementing plans to reduce absolute Scope 1 and 2 GHG emissions
- Continuing to improve the accounting and monitoring of Scope 3 GHG emissions and, as a member of the ICMM, collaborating with suppliers and service providers on their Scope 3 GHG emissions reporting, and making progress toward the setting of reduction targets for our Scope 3 GHG emissions in partnership with our suppliers
- Investing in a range of projects to reduce emissions from our operations as a strategic priority



Reducing absolute Scope 1 and 2 GHG emissions by 30% by 2030

Data assurance

AngloGold Ashanti is committed to obtaining assurance of certain specified metrics, including those related to GHG emissions and energy use. IBIS ESG Consulting Africa (Pty) Ltd (IBIS) was commissioned to conduct an independent third party assurance of this data for the year ended 31 December 2024. The assured energy and GHG-related data is published above. For more details on the assurance process and its conclusions, see the Assurance statement in our *Sustainability Report 2024* (pages 94–96).


Addressing climate change *continued*

Projects and initiatives currently underway

- **Tropicana:** Final commissioning took place on time and on budget in February 2025 at the largest off-grid renewables project in partnership with Pacific Energy to construct the 62MW renewable wind and solar project, while continuing to operate the combined renewables-gas power station under a 10-year build-own-operate contract. The renewables integration is expected to almost eliminate Tropicana's diesel consumption for power generation and reduce gas consumption for power generation by approximately 50%, cutting carbon emissions by more than 65,000 tonnes per annum on average over the life of this agreement.

- **Sunrise Dam:** A three-party agreement between AngloGold Ashanti, Barminco and Sandvik was reached to trial the world's largest battery electric underground mining truck at Sunrise Dam. This technology will produce zero GHG emissions and generate 80% less heat. The trial was completed in December 2024 and informs the transition strategy of our fleet to electrification.

- **Ghana:** We are well advanced on finalising a grid linked phased 100MW solar plant in conjunction with the Volta River Authority, our current service provider. Key priorities include signing-off the power tariff that will be incorporated into an addendum to the existing 10-year power purchase agreement and definition of the methodologies to be used in being issued recognised Renewable Energy Certificates. Clearing of the first of the identified sites has begun, as has access road construction. The solar panels and inverters were delivered in December 2024.

- **Obuasi:** Trucks transporting rock on 41 level were replaced by a rail system, reducing diesel consumption and contributing to an emissions reduction of 4kt CO_2e. In addition, surface compressors were replaced by smaller, more efficient underground versions that contributed to a further reduction of 5kt CO_2e.

- **Iduapriem:** A 336kW solar plant has been installed at Iduapriem to power the camp, further demonstrating our commitment to greener energy.

- **Geita:** The work at Geita to connect to the national utility was completed in November 2024. Sourcing power from the Tanzania grid (~45% hydro and natural gas powered) is in line with our strategy to transition towards cleaner sources of energy. The project team worked closely with the national utility, Tanesco, to ensure alignment of work streams ahead of the switch over. The switch to the national grid is expected to reduce Geita's diesel use for power generation by up to 80% and its carbon emissions by at least 50kt CO_2e annually. However, since connecting to the grid, the power supply has been unreliable, resulting in additional use of diesel generators. Technical teams continue to work with Tanesco to increase the stability of the national grid and improve availability from 75% to design capacity of 100%. We have made provision for additional diesel to power back-up generation to supplement grid electricity in 2025 and prevent any interruptions to production. Our next step is to begin extending the transmission line to replace diesel generation at Star and Comet, contributing an additional reduction in emissions of 12kt CO_2e.

- **Siguiri:** We advanced the solar and battery solution by shortlisting potential turnkey suppliers to build, own, operate and transfer the agreed solution to Siguiri. To ensure better alignment with the community, we rescoped the solution to include additional power generation from biogas. Biogas has the advantage of further reducing emissions, creating jobs and having the potential for Siguiri to be a zero emitter for power generation. In 2025, we will conclude our "Go to Market" process and subject to internal approval could proceed to implementation later in the year.

- **AGA Mineração:** The 18-month trial to test the viability of an electric loader which began in December 2023 has provided valuable insights which have been shared across the Group to build a solid knowledge base for the further rollout of BEVs within our BEV Shared Learnings Platform. Early results show that the loader has similar availability and productivity to its diesel equivalent whilst reducing the in stope temperature by 12%. The Queiroz plant resumed the processing of gold concentrate in 2024, thus eliminating the need to transport concentrate to China and so improving our emissions intensity by 25%.

- **Serra Grande:** The electrification of three diesel pumping stations helped to reduce diesel consumption by 222kL. Work to improve the power capacity from 22.5MW to 60MW to provide life-of-mine demand has been completed. This was achieved with an upgrade to the transmission lines and substation, and by replacing diesel power generation.

- **Cerro Vanguardia:** The strategic asset review to maximise the mine's long-term value was completed and recommended that subject matter experts be brought in to assist with an on-site carbon emissions audit to identify and scope out reductions.

- **Quebradona:** This project presents a unique opportunity to source 100% renewable electricity from the national grid and use it to electrify both underground mining activities and TSF transport. The Colombia project team has recently completed a small-scale test to prove the viability and benefits of green hydrogen. This will be leveraged to provide power to the much larger trucks for the site's logistics needs.

- **Nevada projects:** In 2025, we will expand the scope of the Merlin project pre-feasibility study to include trade-off studies to consider various clean energy solutions, including conveyor belt versus trolley assist versus normal truck haulage, solar power versus grid to generate power, and dynamic energy transfer truck options.

Energy transition projects

Our primary approach to decarbonisation is switching energy sources from fossil fuels to renewable energy, then transitioning new equipment onto this infrastructure. A second stream of our decarbonisation journey is the use of alternative renewable fuels. This process has started with electrical energy switching – captured by the projects underway. While we are not actively pursuing energy efficiency to reduce our GHG emissions, opportunities remain to reduce energy costs and improve energy efficiency, particularly around the use of heavy mining equipment, but also on installed electrical plant and equipment. One such example is the use of biodiesel at our Brazilian operations.

Biodiesel, a renewable fuel manufactured from vegetable oils, animal fats, or recycled restaurant grease, can be used in diesel vehicles or any equipment that operates on diesel fuel. Its physical properties are similar to those of petroleum diesel.


Addressing climate change *continued*

In Brazil, biodiesel is produced domestically from soybean oil which accounts for more than 70% of all the feedstocks used by the industry. Brazil's National Council for Energy Policy, or CNPE, mandated the country's biodiesel content to 12% of the national energy mix as from April 2023, and this increased to 14% in 2024. Introducing a 14% biodiesel into the fuel mix at the Brazil operations has had the collective benefit of 5.3kt CO_2e in 2024. Of this, Cuiabá consumes the most fuel and consequently had the largest reduction in GHG emissions of 2.44kt CO_2e followed by Serra Grande at 1.94kt CO_2e. Other entities collectively accounted for a 0.90kt CO_2e reduction in related emissions.

Aligning our reporting with the TCFD framework

AngloGold Ashanti first considered the TCFD recommendations in its reporting in 2021. We have since incrementally improved our processes and actions in relation to climate change and reporting on the subject has been integrated into our existing reports. Our initial focus was to address Scope 1 and 2 GHG emissions, however, we have begun work on identifying and understanding our Scope 3 GHG emissions. While much has been done, we acknowledge that much remains to be done.

Details on the financial impact of climate change can be located in the Climate change considerations section in ***Note 1.3*** of the Group financial statements. While climate change considerations did not significantly affect key accounting judgements and estimates in the current year, the focus on climate-related strategic decisions, like decarbonisation projects and alternative energy sources, is anticipated to have a substantial impact in future periods.

The table below presents high-level disclosures in alignment with the TCFD Recommendations.

Governance	
Recommended disclosure	**Status 2024**
Board oversight of climate change and related risks and opportunities	Climate change risk and decarbonisation are Board-level governance issues. The Board, assisted primarily by the Social, Ethics and Sustainability Committee and also by the Audit and Risk Committee, is ultimately accountable for climate change-related matters, monitoring progress and delivery on our Climate Change Strategy. These committees have oversight of related risk processes and controls.
	At Board level, the Social, Ethics and Sustainability Committee has primary responsibility for ESG governance and oversight, including climate change.
	The Board approved our Climate Change Strategy in 2021. The related Decarbonisation Strategy and Roadmap to Net Zero were approved and launched in 2022. The Social, Ethics and Sustainability Committee receives quarterly updates on progress being made regarding the Roadmap while the Audit and Risk Committee is updated quarterly on our principal risks, including those relating to or affected by climate change.
	Climate change features as both a potential risk and a material sustainability issue, affecting many aspects of our business and our ability to deliver on our strategy. Together with decarbonisation, it is considered at meetings of both these committees. The Board is apprised quarterly of any significant developments in relation to climate change (and other significant environmental events) as necessary. Additional meetings to discuss decarbonisation plans and related investments are undertaken with these committees as required.
	Board knowledge and training on climate change
	The majority of directors attended in-house climate change training during 2021 and 2022. During 2024, the Social, Ethics and Sustainability Committee attended awareness training on evolving voluntary and regulatory reporting requirements, some of which contain material climate change reporting components.



AGA Mineração, Brazil



Addressing climate change *continued*

Governance	
Recommended disclosure	**Status 2024**
Management's role in assessing and managing climate-related risks and opportunities	Led by the CEO, the Executive Committee is accountable to the Board. The CSCAO is responsible for climate-related matters, while the operating sites are responsible for the execution of decarbonisation projects. Governance of these projects resides within the Chief Technology Officer's portfolio.
	Responsibility for integrating climate-related transition and physical risk management is shared across the operations. The General Manager at each mine is the owner of the physical and transition risks for that operation. Integration of these risks into the Group ERM is supported by the Group Risk function and the site and business unit risk leads.
	Our Climate Change Working Group and its mandate were incorporated into the Decarbonisation Steering Committee in 2024. Its members include members of the executive team who meet quarterly on climate matters and decarbonisation project progress and who in turn report to the CSCAO and the Social, Ethics and Sustainability Committee.
	A decarbonisation project team, led by the Vice President: Decarbonisation, is responsible for developing, managing, tracking and delivering AngloGold Ashanti's decarbonisation strategy. This is supported by business unit and site teams which deliver on the detailed management of the projects. As we continue to improve our processes, we have introduced a new requirement for the sites to produce an emissions profile for each of the strategic options presented at our annual planning workshop. Once the preferred options for emissions profiles are consolidated to form a company view, an analysis is completed to assess the progress we are making towards delivering on our 2030 and 2050 commitments. This process then leads to a refresh programme which is run with sites to generate new ideas and initiatives to fill our existing pipeline of decarbonisation projects. As with our current portfolio of projects, only initiatives which are NPV positive, and which use proven technology are considered for our project pipeline. We continue to track new technology advances and develop a proven track record, we will incorporate these into our pipeline.
	Established in 2022, the Management Investment Committee is a multi-disciplinary committee comprising senior executives who review all capital projects, including decarbonisation projects. The Committee is chaired by our CFO and meets monthly to review major investment projects, recommending selected projects for Board approval.
	In 2022, an internal climate change-focused Sustainability and Accounting Reporting Forum was set up in response to emerging rules on climate reporting. Through the forum, we track and analyse emerging climate reporting requirements such as the adopted (although currently stayed) SEC climate change regulations and the new ISSB Disclosure Standards on Climate Reporting (IFRS S2), which now has responsibility for guiding Climate Change reporting. This will enable us to evolve our systems to ensure robust climate-related reporting and assurance.
	Performance and remuneration
	Performance management KPIs have been set that require all levels of management (including the executive) to identify, assess and manage risks (including those in relation to climate change) within their remit. Performance against these KPIs is assessed regularly.
	There is a clear link between the achievement of our decarbonisation strategy and targets and executive remuneration. Three-year executive remuneration performance awards are defined in terms of the Performance Share Plan which allocated 10% of the performance award to the management of GHG emission intensity, measured in kilograms of CO_2e per GJ, compared to budget for 2025, 2026 and 2027.
	See *Section 2: Annual Remuneration Report* (see pages 119–136) and *Delivering on our strategy* (see pages 10–12).


Addressing climate change *continued*

Strategy	
Recommended disclosure	**Status 2024**
Describe the: • Climate-related risks and opportunities identified over the short, medium and long term • Impact of climate-related risks and opportunities on our business, strategy and financial planning • Resilience of our strategy, and business to climate-related risks and opportunities (taking into consideration different climate-related scenarios, including a 2°C or lower scenario)	The aim of our Climate Change and Decarbonisation strategy is to achieve net zero Scope 1 and Scope 2 GHG emissions by 2050. See Climate change strategy. All life-of-mine planning and capital expenditure schedules take into account renewable energy projects – for both existing operations and project development. Alternative energy supply and mine configuration options are included in the financial evaluation conducted for projects. We take a strategic approach to risk and seek to ensure that climate-related risks and opportunities have been systematically integrated into our existing risk management framework, that they are linked to guidance and included in our decision-making processes. AngloGold Ashanti conducts annual risk and materiality assessments. Our 2024 materiality process confirmed the following as priority climate-related material sustainability issues: • Energy security and decarbonisation, which encompasses the impacts of climate change • Managing water as a finite and at-risk resource: the availability of water can be and is often impacted by physical climate-related risks Our Climate Change Strategy drives the identification and management of physical and transition climate risks within our strategic and operational planning processes. For more detail on these risks, see ***Climate-related physical risks*** (pages 72–73) and ***Climate-related transition risks*** *(see page 72)*. The market for gold has been considered extensively by the WGC, and as a relative risk (between gold and other commodities), climate change is seen as an opportunity for gold. The WGC's research showed that, compared to other commodities, gold has a very small carbon footprint. Thus, where portfolios have carbon caps/limits, gold would be favoured as an investment over commodities with significantly higher carbon emissions, such as iron ore, coal or copper. See ***Climate Change Report 2020/1***, pages 17 and 18. In identifying our principal risks and material sustainability issues, we have in place measures to monitor their impacts and the success of plans implemented to mitigate these impacts. These risks are also addressed through our business strategy, our sustainability strategy and framework, our commitment to the SDGs – SDG 13 (Climate Action) in particular – and through our financial planning process. This includes ensuring we: • Deliver on our targets for the reduction of our GHG emissions • Meet rapidly changing investor and societal expectations on climate change and decarbonisation • Consider climate change impacts in our business and purchasing decisions • Monitor and keep abreast of global climate change reporting requirements



Expanded Silicon, Nevada


Addressing climate change *continued*

Risk management	
Recommended disclosure	**Status 2024**
Describe: • The processes in place to identify and assess climate-related risks • The processes in place to manage climate-related risks • How processes for identifying, assessing and managing climate-related risks are integrated into AngloGold Ashanti's overall risk management	In 2021, we mapped physical climate change risks across our operations, supply chains and communities under a Representative Concentration Pathway (RCP) 8.5 scenario, which reflects the worst case physical effects of climate change. While none were flagged as having financially material mitigation costs at the time, it was recognised this could change as understanding of climate risk evolves. In 2023, these were incorporated into AngloGold Ashanti's ERM system and in 2024 they were maintained through a desktop review of their continued applicability to each site. Incorporating these into our ERM system reflects our belief that climate considerations are key modifiers of our existing risk profile and should not be managed as an isolated issue. We anticipate updating the underlying RCP 8.5 forecasts in 2025, as part of the risk review process. See page 72 for more detail. Climate legislation-related risks, including the imposition of asset-level GHG emission caps, and the reputational risk of not meeting our energy transition and decarbonisation plans, have been incorporated into our ERM process which is overseen by the Audit and Risk Committee. AngloGold Ashanti's current exposure to climate regulation includes the 2023 Emissions Levy Act in Ghana and requirements in relation to Australia's national Safeguard Mechanism. In early 2024, we refreshed our country-level qualitative carbon price risk assessment. See page 74 for additional detail. We have engaged with a wide range of stakeholders on climate change and decarbonisation. These stakeholders included: shareholders, employees, communities, governments and industry bodies. Stakeholder feedback is embedded in our ERM Framework. While day-to-day stakeholder engagement and communication is a management activity, the Board has ultimate oversight. For more detail on how we manage risks and our ERM Framework, see ***Principal risks and uncertainties*** *(see pages 17–26).*

Cable bridge, Australia


Addressing climate change *continued*

Metrics and targets	
Recommended disclosure	**Status 2024**
Metrics used to assess climate-related risks and opportunities (as per our strategy and risk management process)	We monitor and report on a range of metrics to assess climate-related risks and opportunities, including Scope 1 and 2 GHG emissions, energy use and energy and GHG intensity per tonne treated, metrics that are in common use in the mining sector. Work has begun to determine the components of and estimate our Scope 3 GHG emissions.
Scope 1, Scope 2 and, if appropriate, Scope 3 GHG emissions, and related risks	**Our performance** See *Greenhouse gas emissions − metrics, performance and targets*. The proportion of renewable energy used decreased from 6.6% of total energy/electric power used in 2023 to 6.3% in 2024. **Related risks** The bulk of our GHG emissions are Scope 1, owing to the consumption of fossil fuels in fixed power generators and heavy mine equipment. Currently, there are few viable alternatives for HME energy sources, which presents a risk to achieving our 2050 ambitions if commercially viable options fail to emerge timeously. **Scope 3 GHG emissions** We began reporting Scope 3 GHG emissions in 2021 and recognise that although accounting for and reducing Scope 3 GHG emissions is inherently complex, it is also important. In 2023, the ICMM published a Scope 3 Emissions Accounting and Reporting Guide for members. We began and will continue using the Guide to mature our Scope 3 accounting process, which is in its third year. To date, we have identified those Scope 3 Categories that comprise the bulk of our Scope 3 GHG emissions. There are 15 categories according to the GHG Protocol. We have also identified a core set of products that produce the bulk of the Category 1 emissions, enabling us to prioritise discussions with the relevant suppliers on their emission reduction ambitions. At the same time, we recognise that our current estimate of Scope 3 Category 1 emissions currently excludes the procurement of non-material goods and services, which typically comprise many smaller consumables, products and third party services, over which we have limited control. An initial Scope 3 baseline for accounting and reporting was developed using ICMM's Scope 3 Emissions Accounting and Reporting Guidance. Scope 3 GHG emissions in 2024 constituted ~37% of our total emissions of which ~73% is from just five commodities, including diesel, cyanide, explosives, cement and lime. During 2024, we continued to work with our key suppliers to understand and quantify the contribution from their decarbonisation initiatives and, in partnership with those suppliers, to set Scope 3 GHG emissions reduction targets.
Targets used to manage climate-related risks and opportunities and performance against target	As reported above, our Climate Change Strategy, Decarbonisation Strategy and Roadmap to Net Zero together outline our approach to climate change and how we plan to achieve net zero Scope 1 and 2 GHG emissions by 2050. In terms of our Roadmap to Net Zero, we have committed to reducing our absolute Scope 1 and 2 GHG emissions by 30% by 2030, compared to the 2021 baseline. The 2030 target will include Sukari and its own decarbonisation programme, also compared to a 2021 baseline. The roadmap outlines a multi-pronged approach involving the implementation of renewable energy projects; electrification of our mining fleet; and the use of lower-emission power sources.

GHG emissions	2024	Proportion of total	2023	Proportion of total	2022	Proportion of total
Scope 1	**1.314Mt**	**87**	1.300Mt	88	1.299Mt	88
Scope 2	**0.190Mt**	**13**	0.169Mt	12	0.175Mt	12
Total	**[1] 1.504Mt**	**100**	**1.469Mt**	**100**	**1.474Mt**	**100**

[1] *Includes Sukari emissions for the period in 2024 following acquisition*



Reporting on our sustainability performance

The strategic focus area covering our approach to sustainability – Prioritising people, safety, health and sustainability – guides our non-financial aspirations and performance.

The strategic focus area covers our people, employees, their safety and health, communities and the environment. This section presents a summary of our non-financial performance in terms of this focus area. More detailed information on our non-financial performance is available in our ***Sustainability Report 2024.***

Assurance of non-financial information

The non-financial information included in this Strategic Report is consistent and comparable with that reported in our Sustainability Report. In particular, certain data in this section was assured by IBIS ESG Consulting Africa. To read their Assurance Statement, see pages 94–96 in the ***Sustainability Report***. Of the data presented below, average training hours per employee and environmental incidents as well as the Centamin data were not assured.

People

Successful, profitable and sustainable operations rely on employees being skilled, knowledgeable, productive and motived. Engaged, top-tier talent drives both innovation and productivity, offering a clear competitive advantage. Much effort and attention are given to employee development and growth, as well as to attracting top talent, employee retention and succession planning, and to resourcing and positioning AngloGold Ashanti for success.

Related material sustainability issues:

- Skills shortage
- Social licence to operate
- Human rights

Related principal risks:

- Failure to successfully deliver and ramp up growth projects
- Failure to meet our operational/safety performance targets
- Failure to attract and retain critical skills and talent
- Inability to meet investor expectations or to mine sustainably (ESG performance)



AGA Mineração, Cuiabá, Brazil

Number of people employed

Target: To have the right person, with the right skills and talent, in the right position



Average annual number of employees
2024
16,117
23,367
2023
14,043
19,615
2022
13,995
18,599
Permanent
Contractor

Investment in talent training and development

Target: To empower employees to ensure delivery on our strategic business objectives



Training and development
9.0
8.0
7.0
6.0
5.0
50
40
30
20
10
0
8.94
29
7.76
19
44
8.41
2022
2023
2024
$m
Training hours per employee*

** Calculated as the number of training hours divided by the total number of employees who participated in training during the year*



Reporting on our sustainability performance *continued*

Diversity – gender representation 2024

Targets: To cultivate and nurture a diverse and inclusive workforce, and promote the employment of females by having females make up 20% to 26% of senior and executive leadership







Board

36%
64%
Male
Female

Executive management

38%
62%
Male
Female

Employees*

14%
86%
Male
Female

** Permanent employees excluding Centamin*

Breakdown of permanent employees by gender

	2024 [(1)]			2023		
	Female	Male	Total	Female	Male	Total
Executive management	3	5	8	3	5	8
Senior management	57	220	277	48	211	259
Middle management	279	988	1,267	258	1,018	1,276
Total management:	339	1,213	1,552	309	1,234	1,543
Workforce	1,755	10,879	12,634	1,586	10,641	12,227

(1) *At the end of December 2024, Centamin had 2,426 permanent employees (98 females and 2,328 males, equivalent to 4% and 96% of the workforce respectively). These figures are excluded from the table above owing to differing job evaluation and grading criteria compared to those utilised at AngloGold Ashanti which impact segmentation. Integration of Centamin data into AngloGold Ashanti's human resources systems will be reported for the 2025 financial year.*



Colombia, Americas


Reporting on our sustainability performance *continued*

Safety and health

Ensuring the safety, health and wellbeing of employees is integral to ensuring they are engaged and motivated, and relates to our duty of care. Our approach is based on collective and individual accountability, and involves proactively identifying, assessing and mitigating safety and health risks.

Related material sustainability issues:

- Safety and health
- Social licence to operate
- Human rights

Related principal risks:

- Failure to meet our operational/safety performance targets
- Inability to meet investor expectations or to mine sustainably (ESG performance)
- Loss of or threats to social licence to operate
- Possible suspension and/or shutdown of TSFs due to capacity constraints and/or event risk



Sukari, Egypt

Safety

Target: To continually improve year on year to achieve zero harm



No. of fatalities

2024	1
2023	0
2022	0



TRIFR (per million hours worked)

2024	0.98
2023	1.09
2022	1.26

Compliance with major hazard critical control verification remained at 100%

Health

Target: To continually improve year on year – to reduce employee exposure to noise and silica dust and incidence of occupational disease.



No. of new cases of occupational disease*
(noise and silicosis)

	Noise-induced hearing loss	Silicosis
2024	1	1
2023	2	1
2022	2	



All occupational disease frequency rate*
(per million hours worked)

2024	0.07
2023	0.08
2022	0.04

* Excludes Centamin



Reporting on our sustainability performance *continued*

Communities

Our business interacts with many differing cultural, economic and social landscapes across a range of geographically diverse operating areas. Understanding that each of our operations exists within a broader social and economic context, we seek to enhance the environmental, social and economic wellbeing and resilience of the communities, societies and countries in which we operate. Our success relies heavily on building trust and maintaining respect with local communities, which is key to maintaining our social licence to operate.

Related material sustainability issues:

- Social licence to operate
- Human rights
- Governance, ethics (anti-bribery and corruption) and crisis response
- Security and cybersecurity
- Tailings storage facilities
- Artisanal and small-scale mining

Related principal risks:

- Loss of or threats to social licence to operate
- Inability to meet investor expectations or to mine sustainably (ESG performance)



Côte d'Ivoire, Africa

Investing in communities

Target: To deliver on our purpose to advance societies, equitably sharing value created and supporting host communities



Community investment ($m)
2024
20.6
2023
18.8
2022
18.0

Two-thirds of community investment is allocated to social infrastructure, education and health.

Procurement

Target: To establish sustainable local procurement programmes that are underpinned by our values and that require us to safely, and ethically stimulate economic and social development within the communities and countries in which we operate



Local procurement ($bn)
2024
4.31
2023
4.31
2022
3.97

In 2024, local procurement of $4.31bn was equivalent to 92% of total procurement (2023: 94%)

Other relevant community-related information*:

- Community incidents at operations: 34
- Community complaints and grievances:
  - Lodged: 112
  - Resolved: 104
  - Unresolved: 7%
  - Not resolved from previous year: 8
- Incidents/violations involving rights of indigenous peoples: 0
- Anti-bribery and corruption:
  - Employees completing ethics training: 5,697
  - Proportion of security personnel trained in human rights: 100%

* *Excludes Centamin*

To read more about our interaction with communities, see *Engaging with and creating value for stakeholders*, page 70 in this report, as well as the *Sustainability Report*.


Reporting on our sustainability performance *continued*

Environment

Responsible environmental stewardship is an integral part of our business. Various environmental policies and supporting standards provide guidance on practices to minimise and mitigate the environmental impacts of our operations, major expansions and new projects.

We take seriously our responsibility to manage and limit our environmental footprint and to contribute positively to alleviating environmental challenges such as climate change, water shortages and biodiversity loss in the regions in which we operate.

We manage our environmental footprint throughout the life cycle of our operations, and are rigorous in our approach to compliance with legislation and in implementing leading environmental practices. The transition to nature-positive mining is central to AngloGold Ashanti's vision of leaving a positive legacy in the countries and communities in which we operate.

Related material sustainability issues:

- Tailings storage facilities
- Rehabilitation and closure
- Water stewardship
- Social licence to operate
- Licensing and permitting
- Governance, ethics and crisis response

Related principal risks:

- Adverse regulatory changes to mining rights and adverse fiscal changes
- TSFs due to capacity constraints and/or event risk
- Loss of or threats to social licence to operate
- Inability to meet investor expectations or to mine sustainably (ESG performance)

Environmental incidents

Target: No reportable incidents



*Environmental incidents ***

* Excludes Centamin

Climate-related metrics – energy consumption and GHG emissions

Target: Reduce absolute Scope 1 and 2 carbon (GHG) emissions by 30% by 2030 (versus 2021 baseline of 1.38Mt CO_2e) on the path to achieve net zero Scope 1 and 2 GHG emissions by 2050



Energy usage and intensity



Scope 1 and 2 GHG emissions and related intensity

Water withdrawals

Target: Minimise new water withdrawals, maximise water reuse where possible and prevent contamination of water resources



*Water withdrawal and intensity ***

* Excludes Centamin

Land

Target: Rehabilitate available land cleared from production use while limiting increases in rehabilitation liabilities where possible

Key metrics:

- Cumulative area of land rehabilitated at end 2024: 4,271ha of which 171ha rehabilitated during the year (2023: 4,104ha and 265ha respectively)
- Total area disturbed and not yet rehabilitated: 13,811ha
- Restoration and decommissioning liabilities of $700m (2023: $625m)


Reporting on our sustainability performance *continued*

Non-Financial and Sustainability Information Statement

Pertinent non-financial and sustainability information is presented throughout this Strategic Report, in accordance with sections 414CA and 414CB of the UK Companies Act 2006. The table below sets out where stakeholders may find the relevant non-financial information in this report:

Reporting requirement	Some related policies and management standards	Where to see more about these matters and our impact in this report
Business model		***Business model*** (from page 13)
Environmental matters	• Group Policy: Sustainability • Commitment to GISTM **Standards:** • Biodiversity • Closure planning • Environmental incident classification and reporting • Waste • Water • Air quality	***Delivering on our strategy*** (from page 27) ***Materiality – process and issues*** (from page 15) ***Principal risks, uncertainties and opportunities*** (from page 17) ***Engaging with and creating value for stakeholders*** (from page 63) ***Addressing climate change*** (from page 72)
Employees	**Group policies:** • People • Health, Safety and Security • Global Diversity and Inclusion Framework • Discrimination and Harassment • ICMM Health and Safety Performance Indicators • Group Standard: Speak-up • Remuneration policy • Incentive Compensation Plan	***Purpose and values*** (inside front cover) ***Delivering on our strategy*** (from page 27) ***Materiality – process and issues*** (from page 15) ***Principal risks, uncertainties and opportunities*** (from page 17) ***Engaging with and creating value for stakeholders*** (from page 63)
Social matters	**Group policy:** • Sustainability **Standards:** • Stakeholder engagement • Community Complaints and Grievances • Community Incident • Cultural Heritage and Sacred Sites • Indigenous People • Socio-economic Contribution • Artisanal and Small-Scale Mining	***Purpose and values*** (inside front cover) ***Delivering on our strategy*** (from page 27) ***Materiality – process and issues*** (from page 15) ***Principal risks, uncertainties and opportunities*** (from page 17) ***Engaging with and creating value for stakeholders*** (from page 63) ***Corporate governance report*** (from page 97)
Respect for human rights	• Code of Business Principles and Ethics • Group policy: Business Integrity **Standards:** • Human Rights • Human Rights Due Diligence	***Corporate governance report*** (from page 97) ***Materiality – process and issues*** (from page 15) ***Engaging with and creating value for stakeholders*** (from page 63)
Anti-corruption and anti-bribery matters	• Code of Business Principles and Ethics • Supplier Code of Conduct • Whistleblowing Policy (Australia) • Group standard: Anti-bribery and anti-corruption	***Corporate governance report*** (from page 97) ***Delivering on our strategy*** (from page 27) ***Materiality – process and issues*** (from page 15) ***Engaging with and creating value for stakeholders*** (from page 63)
Principal risks		***Principal risks, uncertainties and opportunities*** (from page 17)

For a comprehensive list of our Group policies, standards and frameworks, please see ***Governance*** on our corporate website.

Reporting on our sustainability performance *continued*

Non-Financial and Sustainability Information Statement: Climate-Related Disclosure

Pillar	Climate-related disclosure	TCFD disclosure
Governance	• Description of the Company's arrangements in relation to assessing and managing climate-related risks and opportunities	Pages 79–80
Strategy	• Description of:	Pages 72–74
	◦ Principal climate-related risks and opportunities arising in connection with the Company's operations	
	◦ Time periods by reference to which those risks and opportunities are assessed	
	◦ Opportunities on the Company's business model and strategy	
	• Description of the actual and potential impacts of the principal climate-related risks	Pages 72–74 and 81
	• An analysis of the resilience of the Company's business model and strategy, taking into consideration different climate-related scenarios	Pages 81–82
Risk management	• A description of how the Company identifies, assesses and manages climate-related risks and opportunities	Pages 82
	• A description of how processes for identifying, assessing and managing climate-related risks are integrated into the Company's overall risk management process	Pages 82
Metrics and targets	• A description of the targets used by the Company to manage climate-related risks and to realise climate-related opportunities and of performance against those targets	Pages 75–77 and 83
	• A description of the key performance indicators used to assess progress against targets used to manage climate-related risks and realise climate-related opportunities and of the calculations on which those key performance indicators are based	Pages 75–77 and 83

Directors' statement of approval of the Strategic Report

This Strategic Report is delivered in accordance with a resolution of the Board, and has been signed on behalf of the Board by:

Jochen Tilk
Chairperson
26 March 2025

Corporate Governance

MINING TO EMPOWER PEOPLE AND ADVANCE SOCIETIES

Centamin, Egypt



Board biographies



Jochen Tilk (61)

Chairperson – Independent Non-executive Director

BSC and MSc in Mining Engineering

Board Committee membership



Appointed: 1 January 2019*

Board tenure: 6 years 2 months

Career and experience

Jochen is the former executive chair of Nutrien Inc., a Canadian global supplier of agricultural products and services. Prior to this he served as president and CEO of Potash Corporation. Jochen had a 25 year career with Inmet Mining Corporation, a Canadian-based, international metals company, with five of those years as the company's president and CEO. During this time he helped significantly grow the company's market capitalisation and led multi-billion dollar capital expenditure programmes. He is currently chair of the Princess Margaret Cancer Foundation, a not-for-profit organisation.

Skills and attributes which support strategy and long-term success

Jochen has extensive leadership experience and is an expert in the mining industry. He has undertaken a broad range of involvement in stakeholder engagement and considerations. Jochen has a proven track record of growing organisations and leading large-scale capital expenditure programmes and change management.

Current external appointments

- Independent non-executive director of Emera Inc. (TSX: EMA)



Alberto Calderon (65)

Chief Executive Officer

PhD ECon, MPhil ECon, MA, Juris Doctor, BA Econ

Board Committee membership

Appointed: 1 September 2021*

Board tenure: 3 years 6 months

Career and experience

Alberto's career spans roles across the mining, petroleum, and energy sectors. Prior to joining AngloGold Ashanti, he was the former CEO of Orica. He previously held key leadership positions at BHP Group Plc including group executive and chief executive aluminum, nickel and corporate development, and group executive and chief commercial officer. He was the former CEO of Cerrejón Coal Company, an integrated thermal coal mine in Colombia and CEO of the Colombian oil company, Ecopetrol, as well as holding senior leadership positions in the International Monetary Fund and the Colombian government.

Skills and attributes which support strategy and long-term success

Alberto has a deep understanding of the mining industry and has held extensive leadership positions in the natural resources sector. He has a proven track record of decisive action, balanced with the ability to develop strong and sustainable relationships with stakeholders.

Current external appointments

- Director of International Council on Mining and Metals



Gillian Doran (48)

Chief Financial Officer

FCCA

Board Committee membership

Appointed: 1 January 2023*

Board tenure: 2 years 2 months

Career and experience

Gillian has over 25 years of experience in finance and commercial roles across a number of industries, predominantly natural resources and also construction and manufacturing. Prior to joining AngloGold Ashanti, Gillian served as CFO for Rio Tinto's Global Aluminium division. Her career at Rio Tinto spanned over 15 years, including a number of senior finance roles within operations, regional business units and Group headquarters.

Skills and attributes which support strategy and long-term success

Gillian is an expert in financial accounting, planning and performance management and has extensive experience in investment, transformation and strategy initiatives. She is a seasoned international executive leader having previously worked and lived in Europe, North America and Australia.

Current external appointments

None

* On 25 September 2023, the Group completed a corporate restructuring whereby its operations were reorganised under a new parent company, AngloGold Ashanti plc incorporated in England and Wales and tax resident in the UK, with a primary listing of its ordinary shares on the NYSE. Upon completion of the corporate restructuring, AngloGold Ashanti plc became the successor issuer to AngloGold Ashanti Limited and all members of the AngloGold Ashanti Limited Board of Directors became members of the AngloGold Ashanti plc Board of Directors. Appointment and tenure is shown from the date the director joined the AngloGold Ashanti Limited Board. Directors joined the AngloGold Ashanti plc Board on 23 September 2023, with the exception of Alberto Calderon who joined the AngloGold Ashanti plc Board on 10 February 2023 to support the restructure.

 **A** Audit and Risk Committee    **C** Compensation and Human Resources Committee    **N** Nominations and Governance Committee    **S** Social, Ethics and Sustainability Committee    ● Committee Chairperson



Board biographies *continued*



Rhidwaan Gasant (65)

Lead Independent Non-executive Director

BCompt (Hons), CA(SA), ACMA, CGMA, Executive Development Programme

Board Committee membership





A C N S

Appointed: 12 August 2010*

Board tenure: 14 years 7 months

Career and experience

Rhidwaan joined the AngloGold Ashanti Board in 2010 and has overseen significant change, expansion and development during his tenure. He was the former CFO of Engen Limited and CEO of Energy Africa Limited. Rhidwaan was also a former independent director and chair of the board audit committee at MTN Nigeria Communications Plc.

Skills and attributes which support strategy and long-term success

Rhidwaan brings broad industry, leadership and financial experience to the Board, complemented by strong communication skills that help to guide and navigate complex organisational dynamics. He brings extensive board experience leading large-scale multinational organisations and has a wide-ranging technical and operational insight that is instrumental in offering support and constructive challenge to management.

Current external appointments

- Chair of Growthpoint Properties Limited (JSE: GRT)
- Director of Victoria & Alfred (V&A) Waterfront



Kojo Busia (62)

Independent Non-executive Director

PhD, MA, BA

Board Committee membership



A S

Appointed: 1 August 2020*

Board tenure: 4 years 7 months

Career and experience

Kojo has over 25 years of experience in African natural resources governance and management, working at both bilateral and multilateral organisations. Kojo was previously chief of the Natural Resources Management Section, Technology, Climate Change and Natural Resource Management Division, at the United Nations Economic Commission for Africa (UNECA).

Skills and attributes which support strategy and long-term success

Kojo has significant experience in the governance of large-scale organisations. A sustainability strategist and international development specialist, particularly in the context of African mineral resources, he brings extensive environmental, social and governance experience to the boardroom.

Current external appointments

- Director of Green Africa Minerals FZCo
- Director of AMV Resources Partners Ltd



Bruce Cleaver (59)

Independent Non-executive Director

B.Sc LLB (Cape Town), LLB (Cantab)

Board Committee membership



A S

Appointed: 22 July 2024

Board tenure: 8 months

Career and experience

Bruce was CEO of global diamond company De Beers Group from 2016 to early 2023 before becoming co-chair until the end of 2023, during which time he led wide-scale transformation initiatives. Bruce joined De Beers as general counsel and, prior to this, was a partner at Webber Wentzel, a leading South African law firm. Bruce is also involved in various non-profit initiatives.

Skills and attributes which support strategy and long-term success

Bruce brings experience in strategic consultancy, government relations and stakeholder management. He has extensive commercial and mining experience and a proven track record in managing complex global industrial businesses across production, products, sales and innovation.

Current external appointments

- Chair of Gemfields Group Limited (JSE: GML and AIM: GEM)





A Audit and Risk Committee	C Compensation and Human Resources Committee	N Nominations and Governance Committee	S Social, Ethics and Sustainability Committee	● Committee Chairperson

Board biographies *continued*




Alan Ferguson (67)
Independent Non-executive Director

BSc, CA (Scotland)

Board Committee membership
 A C N

Appointed: 1 October 2018*

Board tenure: 6 years 5 months

Career and experience

Alan is the former CFO of FTSE-listed platinum producer Lonmin Plc and, prior to that, was CFO at BOC plc and Inchcape Plc. He has had an extensive non-executive director career serving on a number of boards including Johnson Matthey, Croda International and The Weir Group. Alan is a member of the Business Policy Panel of the Institute of Chartered Accountants of Scotland and a member of the leadership team of the UK Audit Committee Chair's Independent Forum.

Skills and attributes which support strategy and long-term success

As a chartered accountant and an ex-CFO of three FTSE-listed companies, Alan is highly experienced in a range of finance roles, with over a decade of experience leading audit committees. He has extensive experience in a number of sectors including mining and has deep financial, corporate governance and business experience.

Current external appointments

- Independent non-executive director of Harbour Energy plc (LSE: HBR)




Albert Garner (69)
Independent Non-executive Director

BSE, Magna Cum Laude and High Honors in Aerospace and Mechanical Sciences

Board Committee membership
A C N

Appointed: 1 January 2015*

Board tenure: 10 years 2 months

Career and experience

Albert worked with Lazard Frères & Co. LLC for over 40 years in various leadership positions, including vice chair and managing director. He led their special committee practice and corporate finance practice and also chaired their fairness opinion committee. Albert has acted as lead advisor to in excess of 50 companies and their boards on transformative transactions.

Skills and attributes which support strategy and long-term success

Albert has extensive experience in capital markets, corporate finance and mergers and acquisitions. He has an active understanding of investor sentiment and is skilled at developing financial strategy. He has extensive knowledge of corporate governance and business best practice.

Current external appointments

None




Jinhee Magie (57)
Independent Non-executive Director

CPA, CA (Ontario, Canada), BCom

Board Committee membership
A S

Appointed: 1 June 2023*

Board tenure: 1 year 9 months

Career and experience

In her executive career, Jinhee was the former CFO and senior vice president of Lundin Mining Corporation, a Canadian-based international metals company, overseeing financial reporting, treasury, tax and information technology (including cybersecurity). Prior to that, she was director of corporate compliance for LionOre Mining International.

Skills and attributes which support strategy and long-term success

Jinhee is a finance executive with extensive public company experience in the areas of corporate strategy, capital markets, mergers and acquisitions and information technology, particularly within the mining industry. She has a proven track record for developing and achieving strategic objectives leading to organisational change and business growth.

Current external appointments

- Director of Lithium Americas Corp (TSX, NYSE: LAC)

- Director of Star Royalties Limited (XTSX: STRR)

 **A** Audit and Risk Committee  **C** Compensation and Human Resources Committee  **N** Nominations and Governance Committee  **S** Social, Ethics and Sustainability Committee ● Committee Chairperson



Board biographies *continued*





Nicky Newton-King (58)

Independent Non-executive Director

BA, LLB, LLM LLD (hc)

Board Committee membership

C S

Appointed: 22 July 2024

Board tenure: 8 months

Career and experience

Nicky is the former CEO of the Johannesburg Stock Exchange. Nicky is a corporate finance and securities regulation lawyer and a former partner at Webber Wentzel, a leading South African law firm. She currently chairs the Council at Stellenbosch University and is trustee of the Johannesburg Holocaust and Genocide Centre.

Skills and attributes which support strategy and long-term success

Nicky has deep expertise in capital markets, corporate governance and broader business management. She has significant experience serving on the boards of large listed companies and their risk and social and ethics committees and is a thought leader on ESG matters.

Current external appointments

- Director of Investec (LSE: INVP and JSE: INP, INL)
- Director of MTN Group Limited (JSE: MTN)





Diana Sands (59)

Independent Non-executive Director

CPA, BBA, MBA

Board Committee membership

A C N

Appointed: 1 June 2023*

Board tenure: 1 year 9 months

Career and experience

In her executive career, Diana held senior executive finance and governance positions at The Boeing Company including SVP Office of Internal Governance and Administration which oversaw ethics and investigations, compliance risk management, internal audit, security, and internal services. She also held roles as corporate controller, and head of investor relations and financial planning. She previously served on the boards of PDC Energy Inc and SP Plus Corporation.

Skills and attributes which support strategy and long-term success

Diana has over 30 years of business experience across multiple industries and disciplines and is a Board-approved SEC financial expert. She has experience serving on a variety of boards. Her deep understanding of accounting, audit and control environments derives from knowledge gained during lengthy tenures in senior finance positions.

Current external appointments

- Director VMO Aircraft Leasing

Changes to the Board in 2024

Maria Ramos and Maria Richter retired from the Board after the 2024 AGM held on 28 May 2024. Scott Lawson resigned from the Board on 15 October 2024. Bruce Cleaver and Nicky Newton-King were appointed to the Board on 22 July 2024.

Changes to the Board in 2025

Rhidwaan Gasant has stated his intention not to stand for re-election at the 2025 AGM. Subject to shareholder re-election at the 2025 AGM, Alan Ferguson will take on the role of Lead Independent Director. At this time Alan will step down as Audit and Risk Committee chairperson, while remaining a member, and Diana Sands will succeed him in this role.

Changes to the Board Committee memberships are more particularly described in the Committee reports.

Company Secretary

The Company Secretary is responsible for developing, implementing and maintaining effective processes and procedures to support the Board and its Committees in the discharge of their duties and responsibilities. The Company Secretary advises the Board and individual directors on their fiduciary duties and on corporate governance requirements and best practices. During the year the Board approved the appointment of Catherine Stead as Company Secretary from 1 April 2024.

The Company Secretary attends all Board meetings and acts as the Secretary to the Board Committees.



A	Audit and Risk Committee	C	Compensation and Human Resources Committee	N	Nominations and Governance Committee	S	Social, Ethics and Sustainability Committee	●	Committee Chairperson











Executive management biographies



Lisa Ali (57)

Chief People Officer

BSc (Hons) in Chemistry, Analytical Chemistry, Biochemistry; Executive MBA

Lisa Ali was appointed Chief People Officer at AngloGold Ashanti and a member of the Executive Committee with effect from 1 April 2022. In this role, Lisa is responsible for Group human resources.

Lisa has over 30 years' experience, mostly in the extractive industries. Prior to joining AngloGold Ashanti, she served as Chief People and Sustainability Officer at Newcrest Mining Limited, which she joined in 2020. Before that, Lisa was Head of Transformation at Trinidad Petroleum Holdings Ltd. and its subsidiary companies, and held several senior positions at BP International plc.



Stewart Bailey (51)

Chief Sustainability and Corporate Affairs Officer

Stewart Bailey's portfolio includes stakeholder relations and the broader ambit of sustainability policy and oversight. He leads a strong team of specialists covering community and government relations, communications and investor relations, reporting, environment, security and human rights. Throughout approximately 15 years with AngloGold Ashanti, based both in the US and South Africa, he has built an in-depth knowledge of the Group, its operations and its stakeholders. He is a former financial journalist with Bloomberg LP in New York and Johannesburg.



Terry Briggs (52)

Chief Development Officer

BSc (Hons), MEng, FAusIMM

Terry Briggs was appointed as Chief Development Officer of the Group and a member of the Executive Committee with effect from 1 April 2022. His portfolio includes Corporate Strategy and Business Development and Greenfields Exploration, focusing on optimisation and sustainable growth. Terry has over 25 years of experience in site-based technical and operations management roles at several underground and open pit base and precious metal operations globally at all stages of development. Prior to joining the Group, Terry spent over a dozen years at Newmont Corporation in various leadership roles in Technical Services, Corporate Development and Finance.



Marcelo Godoy (53)

Chief Technology Officer

PhD (Strategic Mine Planning), Masters (Geostatistics)

Marcelo Godoy has over 25 years of experience in the mining industry and was previously Senior Vice President, Exploration at Newmont Corporation where he led the development of numerous innovation programmes. Marcelo is a recognised leader in the field of mine planning under uncertainty and a champion of diversity and inclusion. Prior to joining Newmont, he was Mining Sector Leader for Golder Associates in South America and a director at Golder's Global Board of Directors. He brings to AngloGold Ashanti experience in resource modelling, mine planning and project development, as well as a track record in leading technical teams and introducing technology to drive sustainable competitive advantage.



Richard Jordinson (64)

Chief Operating Officer

BSc ACSM

Richard Jordinson was appointed as Chief Operating Officer with effect from 1 October 2023. Richard joined AngloGold Ashanti in 2012 as General Manager of Sunrise Dam and subsequently undertook a variety of roles including General Manager of Geita Gold Mine and Senior Vice President of AngloGold Ashanti's Ghana-Tanzania Business Unit. He has over 39 years of industry experience from across the gold, iron ore, nickel, zinc and lead mining sectors. He also brings a proven track record of adding value to the portfolios he has helped lead by bringing new operations into production on time and on budget and overseeing complex transitions to underground mining.



Lizelle Marwick (47)

Chief Legal Officer

BProc, LLB, LLM

Lizelle Marwick was appointed Executive Vice President: General Counsel and Compliance of the Group on 1 July 2020, after previously serving as Senior Vice President: Deputy General Counsel. She joined AngloGold Ashanti in 2011 establishing and heading up the legal function for the Africa operations. She is familiar with all aspects of the organisation and well versed on multi-jurisdictional legal work covering a wide range of subjects, with extensive experience in governance, corporate transactions and government negotiations. Prior to joining AngloGold Ashanti, Lizelle practised law at Bowman Gilfillan in South Africa and at Herbert Smith in the United Kingdom. She is admitted as an attorney in South Africa and a solicitor in England and Wales.

The executive management team also includes Alberto Calderon, CEO, and Gillian Doran, CFO. Their biographies can be found on page 92.


Corporate governance report

AngloGold Ashanti's Board continues to be guided by its commitment to embedding sound governance principles and practices at all levels of the Company.

The Board's role is to guide, challenge and support management to deliver the Group's business objectives and strategy and the Board continues to believe that good governance underpins value creation and long-term business sustainability. AngloGold Ashanti's governance structures and processes demonstrate our commitment to high standards of business integrity and ethics and are supported by our values-driven culture and Code of Business Principles and Ethics (our Code), as well as our Board Corporate Governance Guidelines, Related Party Transactions Policy, Code of Ethics for Senior Financial Officers and the approved charters which govern the work of our Board Committees. Our Code is fundamental to our culture of performance with integrity and sets out our expectations for the conduct of our directors, employees, contractors and consultants.

As a NYSE-listed entity with secondary listings on the Johannesburg Stock Exchanges (JSE and A2X) and the Ghana Stock Exchange (GSE), the Group is governed by the requirements of the US Securities and Exchange Commission (SEC) and the NYSE. An assessment undertaken at the end of the second quarter of 2024 confirmed AngloGold Ashanti's status as a foreign private issuer for the purposes of SEC and NYSE rules. Following the corporate restructure in 2023, the Board continues to review and navigate the complexities associated with being a UK incorporated entity that is aligned to US entity practice. The Board is mindful of the governance practices in all the jurisdictions which impact our corporate structure and the governance framework that has been implemented appropriately reflects the Company's current status and the Board's ambition.

Our governance structure

The Board			
Chairperson	**Lead Independent Director**	**Independent Non-executive Directors**	**Executive Directors**
The Chairperson is accountable to shareholders for leading the Board and ensuring the Board receives timely and accurate information to take good decisions for the benefit of all stakeholders. Jochen Tilk is an independent non-executive Chairperson.	Supports the Chairperson on all governance issues and provides a communication channel between the Chairperson and Non-executive Directors. Acts as the primary Board contact for Company's shareholders and other stakeholders where contact through normal channels is not appropriate.	Support and constructively challenge management to execute the Group's strategy for the benefit of all stakeholders. Ensure that independent judgement is brought to Board deliberations and decisions, promoting the highest standards of integrity and governance. All Non-executive Directors are independent.	The Chief Executive Officer (CEO) and Chief Financial Officer (CFO) (Executive Directors) make and implement operational decisions to run the AngloGold Ashanti business. They regularly review operational performance, strategic direction and organisational structure, identifying strategic opportunities for the Group.

Nominations and Governance Committee See pages 105 to 108	**Audit and Risk Committee** See pages 109 to 113	**Social, Ethics and Sustainability Committee** See page 114	**Compensation and Human Resources Committee** See pages 115 to 136

Executive Committee
The Executive Committee is a management committee composed of the chief officers of the Group. As CEO, Alberto Calderon has the delegated responsibility for the execution of AngloGold Ashanti's strategy and reports to the Board. He chairs the Executive Committee that is responsible for the day-to-day management of the Group's affairs. The committee's work is supported by country and regional management teams as well as by Group corporate functions. Details of the members of the Executive Committee are set out on page 96.

Delegated authority
A single Group-wide Delegation of Authority is in place, aligning all critical decisions and operates across the Group, including Board authorities and authorities of the CEO and the rest of the organisation. The Board is satisfied that the delegations in place contribute to role clarity and the effective exercise of authority and responsibilities.



Corporate governance report *continued*

Board composition and characteristics



Board skills and experience matrix

Human resources/labour 6
Technology and innovation 5
Risk management 11
Corporate governance/legal 11
Financial acumen/accounting 9
Mining/engineering 6
Environment, health and safety 7
Strategic development 11
Leadership experience 11
Board experience 11
0 1 2 3 4 5 6 7 8 9 10 11
Number of directors with attributable skill

During the year, the Board continued to review its own composition to ensure it remains appropriate to oversee the successful delivery of the Group's strategy.

Having spent five years on the Board, two of which serving as Chairperson, Maria Ramos decided to step down at the 2024 AGM. As discussed in the 2023 Annual Report, the Chairperson's succession plan was enacted and following an evaluation of the external environment and potential internal candidates, the Board unanimously appointed Jochen Tilk as her successor.

The Board currently consists of nine Non-executive Directors and two Executive Directors. Details of the skills and experience of the Board are set out on pages 92 to 95. The Board was briefed on the work led by the Nominations and Governance Committee on succession planning for the Board and, on the recommendation of the Committee, approved the appointment of Bruce Cleaver and Nicky Newton-King during the year. More information on the appointment process for the new Non-executive Directors can be found in the Nominations and Governance Committee Report on page 106 and details of the changes to the Committee memberships that were announced in December 2024 can be found in the respective Committee reports.

Board composition as at 31 December 2024













Board tenure

2
2
2
5
9 years or longer
6 to 9 years
3 to 6 years
Less than 3 years

Age range

1
4
6
Between 40 and 49
Between 50 and 59
Between 60 and 69

Gender diversity

4
7
Male
Female

Geographical diversity*

1
3
1
1
2
3
2
2
South Africa
UK
Australia
America
Canada
Colombia
Ghana
Ireland

Self-identified member of an under-represented community**

2
4
5
Yes
No
Prefer not to say

Ethnic diversity

2
2
6
1
White British or other White groups
Mixed/Multiple Ethnic groups
Asian/Asian British
Black/African/Caribbean/Black British

** Directors with dual nationality have both nationalities represented.*

*** Under-represented communities are defined as Black, African American, North African, Middle Eastern, Hispanic, Latino, Asian, Pacific Islander, Native American, Native Hawaiian, or Alaskan Native, or gay, lesbian, bisexual, or transgender (see page 107).*



Corporate governance report *continued*

Board and Committee meeting attendance

The Board held five scheduled meetings during the year, including a dedicated meeting to consider strategy which took place over two days. Ad hoc meetings were convened as required and during 2024 the Board held a total of 11 meetings. Approvals required between scheduled meetings were also passed by written resolution, where appropriate.

The attendance of each director at Board and Board Committee meetings during 2024 is set out below.

Director	Board	Audit and Risk	Compensation and Human Resources	Nominations and Governance	Social, Ethics and Sustainability	Total attendance (%)
J Tilk [1]	11/11	6/6	-	5/5	2/2	100
A Calderon	11/11	-	-	-	-	100
G Doran	11/11	-	-	-	-	100
R Gasant [2]	11/11	10/10	5/6	5/5	5/5	97
K Busia	11/11	-	-	5/5	5/5	100
B Cleaver [3]	5/5	3/3	-	-	2/2	100
A Ferguson	11/11	10/10	6/6	5/5	-	100
A Garner	11/11	10/10	6/6	-	-	100
S Lawson [4]	8/8	8/8	-	-	4/4	100
J Magie	11/11	10/10	-	-	-	100
N Newton-King [5]	5/5	-	2/2	-	2/2	100
M Ramos [6]	4/4	-	-	2/2	-	100
M Richter [7]	4/4	-	3/3	2/2	2/2	100
D Sands	11/11	-	6/6	-	5/5	100

(1) Jochen Tilk was appointed Chairperson of the Board from 28 May 2024 and stepped down as a member of the Audit and Risk Committee and Social, Ethics and Sustainability Committee from the same date.

(2) Rhidwaan Gasant was unable to attend the ad hoc Compensation and Human Resources Committee meeting on 15 February 2024, due to a pre-existing commitment.

(3) Bruce Cleaver was appointed to the Board as a Non-executive Director and member of the Audit and Risk Committee and Social, Ethics and Sustainability Committee on 22 July 2024.

(4) Scott Lawson resigned as a Non-executive Director and member of the Audit and Risk Committee and Social, Ethics and Sustainability Committee on 15 October 2024.

(5) Nicky Newton-King was appointed to the Board as a Non-executive Director and member of the Compensation and Human Resources Committee and Social, Ethics and Sustainability Committee on 22 July 2024.

(6) Maria Ramos retired as Chairperson of the Board and Chairperson of the Nominations and Governance Committee on 28 May 2024.

(7) Maria Richter retired as a Non-executive Director and member of the Compensation and Human Resources Committee, Social, Ethics and Sustainability Committee and Nominations and Governance Committee on 28 May 2024.

Board and Committee review

The Board acts with independence and believes its members have the appropriate competencies and experience to execute their fiduciary duties. See the Nominations and Governance Committee report for more details on Board composition and succession planning.

The Board and its Committees continued to perform effectively during the year as confirmed by the external Board review undertaken by Lintstock. The approach and summary of the outcomes of the review are set out on page 108.

Board development and training

The Board is mindful of the need for continuous training and development as new technologies advance and new issues require Board awareness to complement existing expertise. All directors participate in an induction programme on joining the Board, more information on this can be found on page 106.

The Board receives in-depth information and training sessions as part of its annual agenda. In 2024, these included two training sessions delivered by the Chief Technology Officer on the following topics:

- Risk management in the evaluation of mineral deposits – setting out the geological background to different gold deposits and the risks and economic value associated with different deposit extraction methods.

- Cut-off grade estimation – setting out the calculation to determine cut-off grade, which is the minimum grade required for a mineral to be economically mined and processed and the dependencies that require consideration which ultimately can influence operating strategy.



Corporate governance report *continued*

Key considerations during 2024

Standing agenda items at the quarterly meetings include comprehensive CEO, CFO and COO reports covering, among other things, operational and safety reviews and performance, progress towards strategic objectives, presentation of the financial performance, a capital projects finance report and forecasts by the CFO. Board Committee chairs report updates and significant matters from recent Committee meetings and recommend items for Board approval. Contracts which exceed delegated authority thresholds are also put to the Board for consideration and approval.

Under the Board Corporate Governance Guidelines, the Board and its Committees review those policies which are within its remit and review the charters of the Board Committees on an annual basis. At the end of each scheduled Board meeting, Non-executive Directors have the opportunity to meet without management being present. The Non-executive Directors also hold a closed session with the CEO.

The key decisions of the Board during 2024 and how these support the delivery of our strategy are set out below. Further information on the Company's strategic focus areas and related objectives can be found on pages 27 to 29.

Strategic focus area: • Prioritise people, safety, health and sustainability



At each meeting the Board is presented with a health and safety share. Key areas of focus within the business are highlighted along with any learnings from incidents being shared with the Board, and discussions reflect the ongoing commitment to focus and diligence in this area. In May 2024, the Board also undertook a review of health and safety incidents that occurred among our peer group in the industry and the potential risk or application to the AngloGold Ashanti business.

The Board agenda retains the flexibility to respond to issues and matters that arise during the course of the year. The Board receives in-depth information sessions on specific mine sites as required and additional detail to support discussions on current safety incidents, social or community issues, risks, or developments in technology as needed. Specifically in 2024 the Board spent time discussing the impact of illegal mining, with an in-depth session presented on Siguiri social issues. A session on tailings was also held given the potential level of risk from these storage facilities across the industry. The Board intends to hold an annual information session on this topic in future in addition to the ongoing monitoring undertaken by the Social, Ethics and Sustainability Committee.

In May 2024, the Board received an update on modern slavery, including the principal risk areas for the Group and initiatives in place to mitigate these risks. The Board also considered the Company's Modern Slavery Statement 2023 for approval.

The Board is mindful of the need to ensure a strong talent pipeline throughout the business and in particular at executive level. Executive Committee members regularly attend certain items on the agenda of Board meetings and details on how the Board engages with employees and other stakeholders can be found on pages 63 to 71.

Strategic focus areas: • Maintain financial flexibility • Optimise overhead, costs and capital expenditure





The CFO updates the Board at each scheduled meeting with an assessment of the Company's financial performance, including the Group's capital and liquidity position. The Audit and Risk Committee reviewed and recommended the financial results to the Board for approval. During 2024, the Board adopted quarterly financial reporting to the market in line with US practice and additional meetings were convened during the year to support the approval process.

The Board oversees budget setting and the annual business plan. The 2025 budget was reviewed and approved in November 2024 and updates were provided and approved at the February 2025 meeting. The Board was updated regularly on progress of the operating targets for 2024.

Following a detailed review by the Audit and Risk Committee, the Board approved two interim dividends during the year, further details of which are set out on page 170. At its meeting in November 2024, the Board considered the optimum capital model with a focus on shareholder returns. An additional Board meeting was held in February 2025 to consider capital allocation and approve a revised dividend policy (see page 60). In February 2025, the Board approved a dividend of 69 US cents per share for the six months ended 31 December 2024.

During the year, the Board also concluded that the Investment Committee be dissolved as it was agreed that the work of this committee would benefit from the skills and experience of the full Board. The Investment Committee met twice during the year, prior to its dissolution, and all members were in attendance. The duties of the Investment Committee as set out under its charter have been incorporated into the Board's annual plan where appropriate, including the review and approval of the Mineral Resource and Mineral Reserve Report.



Corporate governance report *continued*

Strategic focus areas: • Maintain long-term optionality • Improve portfolio quality





The Board held a strategy meeting over two days in July 2024, which provided the opportunity to undertake a holistic review of the business. Considerations were discussed and debated around portfolio optimisation, including organic and inorganic growth, as well as the opportunities and risks at specific mine sites and across the industry, and the wider macro-economic environment. Time was also dedicated to a post investment review process to gain insights from recent investment outcomes and lessons learnt for future benefit.

Regular CEO reports kept the Board apprised of ongoing projects and related developments throughout the Group. Developments are closely followed by the Board whose constructive challenge and input are sought throughout these projects. The Board also receives regular updates on the exploration projects in the Group for input and assessment. The CEO report also covers the wider context in which the Group operates reflecting macro-economic and geopolitical considerations, as well as prevailing industry focus and trends.

Centamin acquisition

A key area of focus for the Board in 2024 was the acquisition of Centamin, which was successfully completed in November 2024. The transaction was announced in September 2024 and the business worked towards completing the deal, obtaining the necessary regulatory and shareholder approvals and focusing on integration planning. Centamin's flagship Tier 1 asset, the Sukari gold mine in Egypt, was considered a compelling strategic fit, being closely aligned with the Company's core competencies and, as identified, immediately increased the Company's potential annual gold production by approximately 500,000oz.

Regular updates were provided by the CEO, the Chief Development Officer and the Chief Legal Officer at scheduled Board meetings in 2024 and additional meetings were held as required.

In March 2024, the Board established and authorised a committee of the Board of Directors, the Transaction Committee, with full delegated authority to take all the necessary steps to complete the acquisition of Centamin. The Transaction Committee held five meetings between March and September 2024 to consider and approve matters relating to and arising from the transaction including the filing and publication of transaction documentation. The Chairperson of the Transaction Committee provided regular written updates to the Board and final approval to complete the transaction was taken by the full Board.

As part of the transaction, the Board received additional training from UK and US legal advisors outlining the obligations of the Company, and directors personally, during the transaction including those under the UK Takeover Code. The predominantly equity-based nature of the transaction maintained AngloGold Ashanti's balance sheet strength and, combined with the addition of Sukari, enhances the Company's ability to fund growth and return cash to shareholders under a robust capital allocation framework.

As part of the Board's deliberations it had due regard to the interests and impact on the Company's stakeholders and concluded that the transaction was in the best interest of the Company's shareholders. Due consideration of the risks associated with the transaction were discussed including having a material interest in a new jurisdiction. No changes to the principal risks were identified as part of the transaction.

Centamin shareholders were required to vote on the transaction which received overwhelming support with over 98% of the votes in favour of the scheme. The consideration for the acquisition was delivered in combination of cash and equity (see *Note 13* to the Annual Financial Statements on pages 171 to 172 for full details). Centamin plc delisted from the LSE and TSX in November 2024 and Centamin employees were welcomed to AngloGold Ashanti in an all employee communication.

The Board held a review of on the integration process in November 2024 with a presentation from the Integration Lead on the planning and status. The Board will continue to monitor the status of the integration during 2025.


Corporate governance report *continued*

Shareholder feedback

Details of how the Board has engaged with and considered feedback received from shareholders and investors during the year is set out in our ***Engaging with and creating value for stakeholders*** section on pages 63 to 71.

Culture

The Board recognises the need to focus on building a strong culture within the organisation and has endorsed and supported the culture journey following refreshed values launched in 2024. The Board is conscious of its own culture, how it aligns with the Company's culture and how it can best enable leadership on this journey. The Board Chairperson and chairpersons of the relevant Committees maintain regular dialogue with other Board members, and the Lead Independent Director is also available for discussions with directors as needed.

Other governance practices

Dealings in shares and blackout periods

In accordance with statutory and regulatory requirements, directors, Chief Officers and any restricted employees may not deal directly or indirectly in the securities of the Company during specific blackout periods. All directors, Chief Officers and the Company Secretary and their associates require prior approval to deal in the Company's securities. The Company Secretary retains a record of all share dealings and approvals given. The Insider Trading Group Standard which sets out dealing restrictions was reviewed and approved by the Board in 2024 and again in 2025.

Legal, ethical and regulatory compliance

The Group's geographical spread makes its legal and regulatory environment diverse and complex. The Board has oversight responsibility for ensuring that the Company complies with applicable laws and regulations, codes and standards, and has delegated this responsibility to the Audit and Risk Committee.

Group Compliance plays an essential role in designing and implementing appropriate compliance policies and procedures.

During 2024, Group Compliance continued with activities aimed at enhancing the Company's governance. Key among these activities were:

- The global rollout of new online compliance training to all employees with computer access, including Executive and Non-executive Directors. The training covers our Code of Business Principles and Ethics, our values, anti-bribery and anti-corruption, payments to government officials, political donations and activities, gifts and hospitality, engagement of third parties and intermediaries, conflicts of interest, reporting wrongdoing and Speak-up (see below)

- Tracking and monitoring compliance with laws and regulations, including self-certification processes and legal registers, by country

- AngloGold Ashanti is continuing use of its robust Speak-up platform, administered by a third party, to which all employees, directors, officers and external parties have access via hotlines, email and web facilities. Reporting is anonymous unless the reporter specifically nominates to disclose his or her identity. The reporting governance structure is designed to ensure that senior executives and Board members are not privy to or have access to reports made against them, maintaining confidentiality and impartiality throughout the process. All concerns are carefully investigated, and feedback is provided through the third party service partner to the person raising the concern. Speak-up results are communicated biannually to the Audit and Risk Committee as well as the Social, Ethics and Sustainability Committee and quarterly to the Serious Concerns Committee, a management committee. Whistleblowing plays a key role in giving credence to the Board's commitment to ethical leadership and responsible corporate citizenship. A new online case management system was also implemented to align with ongoing efforts to enhance organisational practices

- Continued development of a compliance programme aligned with best practice principles identified by, among others, bodies responsible for the prosecution of violations of key extra-territorial legislation such as the US Foreign Corrupt Practices Act and UK Bribery Act, and that are adaptable at an operational level to enhance the effectiveness of the compliance framework

- Continued embedding of our responsible sourcing programme to align suppliers with our business ethics and values. Our Supplier Code of Conduct encourages all suppliers, including contractors, to align their businesses with our internal policies and codes of ethical behaviour, particularly on human rights practices, labour relations and employment practices, the environment, our anti-bribery and corruption policies and standards, and safety policies, standards and procedures. Our approach to suppliers involves mandating that responsible environmental, social and governance practices are carried out by those we associate and/or do business with. Suppliers are assessed on their governance conduct in addition to their socio-economic behaviour. See overleaf for more information.

- Regular assessment of the online registers for gifts, hospitality and sponsorship and conflicts of interest

- Business unit assessments for risks related to bribery and corruption, including virtual assessments as part of our combined assurance audit programme.

External and internal standards and regulations

AngloGold Ashanti complies with legislative and regulatory requirements, including several external and voluntary industry and international standards and recommendations that are relevant to the business.

AngloGold Ashanti is a member of several industry associations and signatory to industry initiatives, details of which are set out on page 71.

In addition, we have Group policies and charters to which we adhere, with key policies published on our website. Increasingly, customers and consumers want assurance that the gold they are purchasing has not contributed to conflict or human rights abuse. This has resulted in several measures being introduced by industry-related organisations of which we are members, to prevent gold and other commodities from being used to fund conflict and other violations of human rights. See page 68 for more information.

By virtue of its securities being registered with the SEC, AngloGold Ashanti is also subject to the various securities laws applicable in the United States. This is in addition to being subject to the various listing requirements applicable for all the stock exchanges on which the Company's shares or depositary receipts are listed.



Corporate governance report *continued*

Climate change

The Board recognises that the impacts of climate change could exacerbate existing mining-related risks and affect ecosystems, communities and employees. The Board has oversight and approval of the Climate Change Strategy and associated targets. More information can be found on pages 72 to 90.

Governance of supply chain management and procurement policies

Effective supply chain management, undertaken with integrity, fairness and transparency and in line with our values and governance principles, adds value to our business, by improving efficiency, relationships and reputation, ultimately, impacting our long-term sustainability. As a global company, responsible management of our supply chain is an increasingly important ethical, equality and human rights consideration.

Responsible supply chain management has the potential to add value to communities, local governments and society, particularly in developing countries. We have adopted a cross-functional approach to supply chain management to ensure best practice, which includes complying with international human rights and labour standards and the economic participation of local stakeholders.

Our Supplier Code of Conduct continues to set expectations for our suppliers. All suppliers are required to review, understand and comply with our Supplier Code of Conduct, all relevant laws and industry regulations and notify AngloGold Ashanti if they become aware of any action which does not comply with any of these. This is a condition of doing business with AngloGold Ashanti. A breach or other violation of the Supplier Code of Conduct could result in a review or termination of the supplier's contract with AngloGold Ashanti. Our suppliers shall conduct business activities with integrity, dignity and respect, including not taking unfair advantage of AngloGold Ashanti or other parties through misrepresentation of facts or any dishonest practices. See page 67 for more details on our engagement with suppliers.

Responsible sourcing

We aim to make a positive contribution towards an enduring world. This value is supported by our commitment to do no harm, to make responsible use of natural resources, and to contribute to sustainable development, as well as by our local procurement policy which aims to stimulate economic development within the communities and countries in which we operate. The success of this commitment is evident when considering the 92% localisation spend achieved for 2024 (2023: 94%) on a global basis.

2025 focus areas

Considerable emphasis is being placed on greater supply chain transparency and reporting of ESG impacts. Risk exposures are driving our level of enhancement to improve the integration of risk assessments into identifying new and emerging sustainability risks in existing suppliers, including potential integration of real-time data. More information on our responsible sourcing initiatives can be found in our ***2024 Sustainability Report***.

Modern Slavery Statement

AngloGold Ashanti respects the human rights of all employees and contractors, and all those in our value chain. We have an approach of zero tolerance to modern slavery and we are committed to ensuring we reduce and/or eliminate the risk of modern slavery and human rights violations in our business and supply chain.

We publish both a ***Modern Slavery Statement*** and a ***Human Rights Report*** annually, the current versions of which are available on our corporate website. The 2024 Modern Slavery Statement is expected to be published in May 2025.

Tax strategy and tax management policy

Our tax strategy, which is aligned with our business strategy and its objectives, is to manage all our global tax obligations in a transparent, responsible and sustainable manner, within the governance framework established by our Tax Management Policy while respecting the differing interests of all our stakeholders.

The principles governing the Group's tax strategy and policy are reviewed and approved by the Board which, through the Audit and Risk Committee, monitors adherence to the policy.

We recognise that AngloGold Ashanti must earn and maintain its social licence to operate in partnership with government and community stakeholders, thus contributing towards our sustainable future in the countries where we operate. Aligned with our values, business strategy and sustainability strategy, we acknowledge our obligations as a responsible corporate citizen and that our operations contribute material tax revenues, in terms of both taxes borne and taxes collected, to the economies of the countries in which we conduct our business.

As a member of the Extractive Industries Transparency Initiative, a global standard to promote open and accountable management of natural resources, AngloGold Ashanti is committed to reporting the amounts paid to governments in respect of our operations in those countries that have implemented the standard. AngloGold Ashanti is a member of ICMM and participates actively in the Tax Working Group and engages on relevant tax matters and policy developments.

Our Tax Management Policy governs the management of tax throughout AngloGold Ashanti and confirms the defined parameters within which the Board-approved tax strategy is applied.

The tax governance framework requires AngloGold Ashanti to have a combination of suitably skilled resources and internal processes, together with internal and external assurance.

The Group's Tax Strategy is reviewed annually by the Audit and Risk Committee for recommendation to the Board for approval and is published on our corporate website *www.anglogoldashanti.com/ sustainability/governance/policies-standards/*.


Corporate governance report *continued*

Digital technology and cybersecurity

Digital technology is integral to AngloGold Ashanti's business functions and operations, serving as a critical enabler for value delivery and the effective management of associated risks. The Board has entrusted the oversight of digital technology to the Audit and Risk Committee, leading to the establishment of a comprehensive Digital Technology strategy.

A governance framework supports effective and efficient management and decision-making regarding the use of technology resources. Aligned with the Company's objectives, it serves as a strategic guide in navigating the digital landscape and managing technology-related risks.

To emphasise our commitment to responsible technology use, we have adopted several approaches addressing the governance of digital technology. These approaches provide a structured foundation, focused on secure and ethical use of our digital assets.

We have set up mechanisms to regularly inform both the Board and the Audit and Risk Committee about any potential cybersecurity threats and the measures and strategies taken to counteract these threats. The Audit and Risk Committee under its charter has specific responsibilities in monitoring and reviewing our cybersecurity programme. This includes active engagement in discussions with management on material cybersecurity incidents, related threats, vulnerabilities, defences, and planned responses. The quarterly committee meetings are designed to ensure ongoing diligence in managing cybersecurity risks.

To maintain a forward-looking approach, the Audit and Risk Committee also receives regular updates on our digital technology strategy, which aligns our technology initiatives with broader corporate objectives.

Our commitment to assurance is demonstrated through annual audits conducted by both internal and external providers. Identified failures or non-compliance issues are addressed promptly by our digital technology function, with a focus on continuous improvement. Furthermore, annual risk assessments are integrated into our Company-wide risk management system.

Formal processes and the ongoing support of a Cybersecurity Operation Centre underscores our proactive approach to managing threats. The primary objective is to actively protect the confidentiality, integrity, and availability of our digital technology assets. More information on cybersecurity can be found in our ***Sustainability Report*** on our corporate website.



Siguiri, Guinea

Nominations and Governance Committee report



Chairperson's statement

It is my pleasure to present my first report, on behalf of the Nominations and Governance Committee (the Committee), as Chairperson of the Committee.

Set out in the report is an overview of the activities performed during 2024. The orderly execution of succession plans has been at the forefront of the Committee's focus this year, along with its continued oversight of the governance matters which underpin the strategic success of our business.



Jochen Tilk
Nominations and Governance Committee Chairperson
26 March 2025

Committee changes in 2025

One of the outcomes of the Board and committee review was to consider the balance and composition of the Board committees. As a result, various changes were implemented with effect from 1 January 2025. The Committee welcomed Diana Sands and Albert Garner as members and Kojo Busia stepped down as a member. Rhidwaan Gasant will step down as a member when he retires at the 2025 AGM.

Current Committee members

- Jochen Tilk (Chairperson)
- Alan Ferguson
- Albert Garner
- Rhidwaan Gasant
- Diana Sands

Committee membership and attendance in 2024

	Scheduled meetings	Attendance (%)
Jochen Tilk	5/5	100
Kojo Busia	5/5	100
Alan Ferguson	5/5	100
Rhidwaan Gasant	5/5	100
Maria Ramos [1]	2/2	100
Maria Richter [2]	2/2	100

(1) *Maria Ramos retired as the Chairperson of the Committee on 28 May 2024 and was succeeded in the role by Jochen Tilk.*

(2) *Maria Richter retired as a member of the Committee on 28 May 2024.*

The Chief Executive Officer, Chief People Officer and Chief Legal Officer regularly attend Committee meetings. On occasion, other Non-executive Directors attend Committee meetings for specific matters.

Committee responsibilities

- Oversees succession planning for the Board and the Company's senior executives and assists the Board regarding identification, selection, qualification, recruitment and retention of Board members and candidates for nomination to the Board as executive or non-executive directors
- Advises on corporate governance matters, including size, composition and structure of the Board and its Committees, and more generally on appropriateness of the corporate governance mechanisms and frameworks within the Company
- Oversees an annual evaluation of the Board and its Committees, and considers independence

Committee gender diversity



As at 31 December 2024

0

4

■ Male   ■ Female



As at 26 March 2025

1

4

■ Male   ■ Female

Discharging our responsibilities

A review of the Committee was undertaken during 2024 as part of the external Board review (see page 108). The Board has assessed that the Committee is providing adequate challenge and oversight and it continues to operate effectively. The Committee has fully discharged its responsibilities in line with its remit. The Committee Charter is available at ***www.anglogoldashanti.com***.


Nominations and Governance Committee report *continued*

Committee report

Key areas of Committee focus

Board composition and succession planning

A key area of responsibility of the Committee is to consider the skills and composition of the Board and Board Committee membership with a view to ensuring that the Board can successfully oversee the delivery of the AngloGold Ashanti strategy, given the ever changing external environment.

AngloGold Ashanti is governed by a unitary Board of Directors, which consists of 11 directors – nine independent Non-executive Directors and two Executive Directors. The accountabilities, competencies and expectations required of the holder of each role on the Board have been documented in the Board Corporate Governance Guidelines which is reviewed periodically. The Committee regularly reviews Board and Committee composition, tenure, refreshment and rotation matters. The Committee is also responsible for reviewing and making recommendations to the Board on key leadership positions.

All directors are subject to annual re-election by shareholders and details of the skills and experience which each director contributes to the long-term sustainable success of the Company is set out in their biographies on pages 92 to 95. The Board has not established term limits or age limits for Board directors. The Committee reviews each director's continuation on the Board in line with the Committee's charter. A key focus in 2024 has been Board succession, with the appointment of Jochen Tilk as Chairperson of the Board in May 2024 and the appointment of two new directors in July 2024. Subsequent time was then spent reviewing the composition of the Board Committees and an external evaluation of the Board and its Committees was also undertaken during the year. Full details are set out over the following pages.

Individual director's performance was considered as part of the Board review. The Board considered each director's individual contribution to the Board together with feedback from the 2024 Board review, details of which are set out on page 108. The Board took the findings of the performance review into consideration when recommending the election and re-election of the directors at the 2025 AGM.

Independence

In determining director independence, due regard is given to the NYSE independence rules, the Board Corporate Governance Guidelines and the Nominations and Governance Committee charter, as well as best practice. Each director's independence is assessed prior to appointment and independence questionnaires are completed on a quarterly basis. Independence also forms part of the considerations ahead of each director being recommended for election or re-election at the Annual General Meeting. The Committee is satisfied that, throughout the year, all Non-executive Directors remained independent.

With the exception of Rhidwaan Gasant and Albert Garner, the Chairperson and all the Non-executive Directors have served on the Board for nine years or less. Details of Board tenure is set out on page 98 and includes time served on the Board of AngloGold Ashanti Limited, prior to the corporate restructure in 2023.

Appointment of new Non-executive Directors

The search process undertaken in 2024 to appoint two new Non-executive Directors was led by the Committee and supported by the external search consultant, Russell Reynolds. A search brief was developed which set out the criteria and characteristics of the preferred candidate and was prepared with due regard to the agreed approach to diversity, equity and inclusion. The Committee reviewed the initial list of candidates against these criteria and candidates were interviewed by the Chairperson and other members of the Committee.

Short-listed candidates met with other members of the Board and certain senior leaders. On the recommendation of the Committee, the appointment of Bruce Cleaver and Nicky Newton-King was approved by the Board and they were appointed with effect from 22 July 2024.

As is the practice at AngloGold Ashanti for all new directors, Bruce and Nicky have completed a comprehensive, formal and tailored induction programme into the Company's operations. This includes briefings on the Company's business strategy, constitution and decision-making process, the roles and responsibilities of directors and the legislative and regulatory framework. The directors held individual meetings with each of the Executive Committee members as well as Group Function leads and the Company Secretary.

Executive succession and talent management

A robust executive management succession pipeline is key to ensuring stability and provides assurance to stakeholders that the Board and Executive Committee will continue to include the required skills to allow it to maintain high standards.

In November 2024, the Committee held a session led by the Chief People Officer, which all directors attended, on succession planning and executive talent review. In this the Committee considered the broader review undertaken in the Group, receiving an update on actions taken following the 2023 review and the key findings from the 2024 review. It also considered the succession plans for executive management.

Diversity, equity and inclusion

AngloGold Ashanti recognises the importance and value of diversity, equity and inclusion in driving good decision making and the Board's role in leading a culture where everyone feels welcome and can thrive. The Board and management believe that having a diverse Board and diverse workforce offers a blend of perspectives that is key to achieving the Group's purpose and continues to be an important area of focus for the Committee to oversee.

The Board is proud of its diversity and wants to see this maintained and enhanced, recognising the benefits of promoting broader diversity. Diversity, equity and inclusion is considered in all its forms when determining the optimal composition of the Board as well as succession planning, and when possible, will be balanced appropriately for the Board to be effective as a whole.

As at 26 March 2025, the Board has four (36.4%) female directors and seven (63.6%) male directors. The Board remains committed to diversity, equity and inclusion considerations however, it has decided not to set a specific target for female Board membership. Details of the Board's diversity are set out on page 98. Details of the gender diversity of the executive management and wider group are set out on page 85.

Under our Articles of Association, at least two of the Company's directors must be representatives from South Africa for the first five years following the 2023 corporate restructuring, and at least one thereafter, in line with discussions with South African governmental bodies which approved the 2023 corporate restructuring.

AngloGold Ashanti aims to leverage the benefits of a globally diverse Board. The


Nominations and Governance Committee report *continued*

Company is not formally required to apply UK or US diversity reporting regimes. However, following investor feedback the Committee has adopted reporting metrics to enhance transparency and further assist the Committee in the monitoring and oversight of its obligations.

AngloGold Ashanti follows NASDAQ classifications as to whether a director self-identifies as being from an under-represented community (defined as Black, African American, North African, Middle Eastern, Hispanic, Latino, Asian, Pacific Islander, Native American, Native Hawaiian, or Alaskan Native, or gay, lesbian, bisexual, or transgender). In 2024, four of the 11 Board directors (36.4%) did so. The Committee also compiled data based on the UK Government Office of National Statistic (ONS) categories, set out below, which are the categories adopted by UK-listed companies for diversity reporting purposes. The ethnic composition of the Board by this definition is set out below.

The Board will continue to monitor its racial and ethnic diversity as part of the wider diversity, equity and inclusion considerations to ensure that an appropriately balanced Board is in place. There is no set target for racial and ethnic diversity.

Non-executive Directors' fees and minimum shareholding requirements

The Board sees the benefits of strengthening the alignment between the interests of Non-executive Directors and those of AngloGold Ashanti's shareholders to ensure long-term sustainable decision making. The minimum shareholding policy requires Non-executive Directors to acquire and hold a minimum shareholding in AngloGold Ashanti shares, equivalent to 150% of their annual base fee within, the later of, four years from 20 February 2024 (being the date of approval of the policy) or the date of their appointment to the AngloGold Ashanti plc Board. However, in accordance with the policy, a Non-executive

Director may not hold shares in AngloGold Ashanti which are material to his or her personal wealth, as this may adversely impact the Non-executive Director's independence.

The Committee reviewed the minimum shareholding policy during 2024, taking into account governance frameworks applicable to the Group and market and best practice for US-listed companies. The Committee reviews Non-executive Director shareholdings on an annual basis.

Details of Non-executive Directors' minimum shareholdings and the Non-executive Director fees can be found on pages 132 to 134. A full review of NED fees, including shareholding requirements, was initiated in 2024 and remains ongoing. This review takes into account the governance frameworks applicable to the Group, as well as market and best practice for US-listed companies, and is expected to be completed in 2025.

Ethnic background as at 31 December 2024

	Number of Board members	Percentage of Board members
White British or other White (including minority-White) groups	6	55 %
Mixed/Multiple ethnic groups	1	9 %
Asian/Asian British	2	18 %
Black/African/Caribbean/Black British	2	18 %
Other ethnic group, including Arab	—	—
Not specified/ prefer not to say	—	—



Kibali, Democratic Republic of Congo


Nominations and Governance Committee report *continued*

Board review

Background

The Board is committed to striving for continuous improvement. In line with the Committee charter and recognised best practice, the Board undertakes an annual review of the Board and Board Committees with the aim of enhancing Board effectiveness and identifying any areas for improvement. In 2024, AngloGold Ashanti engaged Lintstock Ltd, a UK-based board governance advisor, to conduct an external review of the performance of the Board and its Committees.

Methodology

Scoping and tailoring — July 2024

The scope and objectives of the review were agreed following a briefing meeting with Lintstock.

Lintstock collaborated with the Chairperson and the Company Secretary to design a bespoke line of enquiry tailored to the business needs of the Company.

As well as covering core aspects of governance such as Board composition, dynamics and the quality and flow of information received, the review considered the Board's oversight of people, strategy and risk areas relevant to the performance of AngloGold Ashanti. The review had a particular focus on the following areas:

- The priorities for the new Chairperson
- The implications of AngloGold Ashanti's primary listing move
- The Board's oversight of growth and transformation

Meeting observations — July to August 2024

Lintstock representatives observed the Board and Board Committee meetings and reviewed the accompanying papers.

Completion of surveys — September 2024

Board members, the Executive Committee and the Company Secretary completed bespoke surveys assessing the performance of the Board and each of its committees. Each Director also completed a self-assessment questionnaire addressing their own performance.

Interviews — September to October 2024

In-depth interviews with Board and Executive Committee members and the Company Secretary were conducted by two Lintstock Partners. The findings from the survey stage enabled Lintstock to focus discussions on the priorities for each interviewee.

Analysis and delivery of reports — October 2024

Lintstock analysed the findings from the surveys and the interviews and delivered focused reports documenting the findings, including a number of recommendations to increase effectiveness.

Board discussion — November 2024

Lintstock's findings were shared with the Chairperson and then discussed at the November Board meeting. Actions were subsequently agreed for implementation and monitoring.

Outcomes and actions

The review concluded that the AngloGold Ashanti Board provides effective oversight of the business, and benefits from high-quality Board members and an inclusive dynamic environment. Recognising the progress that had been made under the leadership of the new Chairperson, the Board identified a small number of additional areas where improvements could be made. These were considered and approved by the Board at its meeting in February 2025, and are summarised below.

Matter to be addressed	How the issue will be addressed
Strategic and operational oversight	
Continue to monitor the Centamin integration.	Updates on the integration programme to be provided to the Board on a regular basis.
Undertake a Board site visit in 2025.	Site visit to be incorporated into planned strategy session.
Risk oversight	
Further insight into emerging and key risks as part of wider strategic considerations.	In addition to current briefings, annual risk in-depth information sessions to be scheduled on Board and Committee agendas.
Board and Committee composition	
Consider the balance of Committee membership and Committee Chairperson succession.	The Nominations and Governance Committee to continue to monitor following the committee composition changes made in January 2025 and role changes planned for May 2025.
Talent and succession planning	
Opportunities to enhance Board engagement with key talent and successors.	Consider appropriate opportunities for additional engagement with senior management and potential succession candidates for executive management roles.
Board support	
Continue to focus on employee sentiment.	Global culture survey to be undertaken in 2025.

Each Board Committee, at its meeting in February 2025, approved its own actions to address recommendations identified from the review.

Director evaluation

The performance of each director and the Chairperson was considered as part of the external review process. The Chairperson of the Board also holds regular one-to-ones with other committee chairs and directors throughout the year as required. Executive Directors are subject to regular review, and the Chief Executive Officer appraised the performance of the Chief Financial Officer as part of Group-wide performance evaluation, further details of which are set out in the Compensation and Human Resources Committee report on pages 115 to 136. The Nominations and Governance Committee takes the outcome of these evaluation processes into account each year in order to inform its recommendation to the Board for Directors to be put forward for election or re-election by shareholders. All directors were deemed to be effective members of the Board and, with the exception of Rhidwaan Gasant who plans to retire at the 2025 AGM, are recommended for election or re-election at the Company's 2025 AGM.


Audit and Risk Committee report



Chairperson's statement

It is my pleasure to present, on behalf of the Audit and Risk Committee (the Committee), an overview of the activities performed during the 2024 financial year.

The Committee has continued to focus on the Company's internal control environment and financial reporting including the provision of related assurances on the integrity of information disclosed. The remediation of the previously reported material weaknesses was a key area of focus during each scheduled Committee meeting. Risk oversight remains a key priority for the Committee and the business as a whole.

I will be stepping down as Chairperson of the Committee at the 2025 AGM in order to take up the role of Lead Independent Director, and I would like to thank my fellow Committee members, the External Auditor, Group Internal Audit, and management for their contributions to the Committee not only during this financial year but during my four years' tenure as chairperson.

Alan Ferguson

Alan Ferguson
Audit and Risk Committee Chairperson
26 March 2025

Committee changes in 2025

One of the outcomes of the Board and committee review was to consider the balance and composition of the Board committees. As a result, various changes were implemented with effect from 1 January 2025 and the Committee welcomed Kojo Busia and Diana Sands as members.

Subject to re-election by shareholders, Diana Sands will take over the role of Chairperson of the Committee when Alan Ferguson steps down at the 2025 AGM to take on the role of Lead Independent Director, taking over from Rhidwaan Gasant who indicated that he will not be standing for re-election as a Board member. Subject to re-election by shareholders, Alan Ferguson will remain a member of the Committee. The Committee would like to extend its gratitude to Rhidwaan who has served this Committee, both as a member and former Chairperson, with great distinction. His measured insights and diligent approach will be missed.

Current Committee members

- Alan Ferguson (Chairperson)
- Kojo Busia
- Bruce Cleaver
- Rhidwaan Gasant
- Albert Garner
- Jinhee Magie
- Diana Sands

Committee membership and attendance in 2024

	Scheduled meetings	Ad hoc meetings	Attendance (%)
Alan Ferguson	4/4	6/6	100
Bruce Cleaver [1]	2/2	1/1	100
Albert Garner	4/4	6/6	100
Rhidwaan Gasant	4/4	6/6	100
Scott Lawson [2]	3/3	5/5	100
Jinhee Magie	4/4	6/6	100
Jochen Tilk [3]	1/1	5/5	100

(1) Bruce Cleaver was appointed to the Board and became a member of the Committee on 22 July 2024.

(2) Scott Lawson was member of the Audit and Risk Committee until he resigned from the Board on 15 October 2024.

(3) Jochen Tilk stepped down as a member of the Committee on 28 May 2024 when he was appointed to the role of Board Chairperson.

Committee gender diversity



As at 31 December 2024

1
4

Male
Female



As at 26 March 2025

2
5

Male
Female

Discharging our responsibilities

The Committee is satisfied that it has considered and discharged its responsibilities in line with its remit, which is reviewed and approved by the Board of Directors annually, or more frequently if required. The Committee Charter is available at **www.anglogoldashanti.com**.

A review of the Committee was undertaken during 2024 as part of the external Board review (see page 108). The Board has assessed that the Committee is providing adequate and appropriate challenge and oversight, and that the Committee continues to operate effectively.



Audit and Risk Committee report *continued*

Committee report

Membership and attendance

All Committee members are independent Non-executive Directors. The Committee met 10 times during 2024 and meeting attendance is detailed on page 99. In addition to the members of the Committee, meetings are regularly attended by the Chief Executive Officer, Chief Financial Officer, Senior Vice President: Group Controller, Chief Legal Officer, Senior Vice President: Group Internal Audit, Vice President: Global Taxation, the Group Treasurer and Vice President: SOX Compliance, PricewaterhouseCoopers (the External Auditor, or PwC) and the Company Secretary, who acts as secretary to the Committee.

Other members of management may also attend on invitation in an ex-officio capacity and provide responses to questions raised by Committee members during meetings. At the scheduled quarterly meetings the full Committee meets in closed sessions with Group Internal Audit and where necessary the External Auditor, without management present to facilitate an exchange of views and discuss any concerns, strengthening the independent oversight of the Committee. When necessary the Committee also meets in closed session with management.

The Chairperson meets with the Senior Vice President: Group Internal Audit and selected members of the internal audit team in private before each meeting and on an ad hoc basis throughout the year. The Chairperson also meets with the PwC engagement team members in private before each scheduled meeting to discuss key issues but where he is also briefed on general matters relating to the accounting and auditing profession as it may impact AngloGold Ashanti.

Role of the Committee

It is the Committee's principal duty to oversee and provide reasonable assurance on the integrity of the Group's internal control environment, established and maintained by management, and to ensure that financial statements fairly present the financial position of the Group and Company and the results of their operations, so that they are free of material misstatement in accordance with:

- UK adopted international accounting standards as applied in accordance with the provisions of the UK Companies Act 2006 as disclosed in the Group financial statements contained in the UK Annual Report

- United Kingdom Generally Accepted Accounting Practice (United Kingdom Accounting Standards, including FRS 102 "The Financial Reporting Standard applicable in the UK and Republic of Ireland") and the UK Companies Act 2006 for the Company standalone financial statements of AngloGold Ashanti plc

- IFRS Accounting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) for the Group financial statements included in the Annual Report on Form 20-F to be filed with the United States Securities and Exchange Commission (SEC)

The AngloGold Ashanti Board assumes ultimate responsibility for the functions performed by the Committee, relating to the accounting systems and practices, internal control processes and preparation of financial statements in compliance with all applicable legal and regulatory requirements and accounting standards as well as oversight of the integrity of AngloGold Ashanti's external and internal audit processes.

The Chairperson of the Committee reports to the Board on the Committee's activities highlighting key matters considered as well as making recommendations on items that require Board approval.

Committee activities in 2024

The Committee considered the following key matters during 2024:

Financial reporting

- Reviewed the first quarter production update, half-year, third quarter and full-year results

- Reviewed and assessed the Key Audit Matters (KAM) and Critical Audit Matters (CAM) raised as part of the 2024 year-end audit and concluded on these as follows:

  ◦ *Measurement of rehabilitation provisions* (group) (CAM/KAM) – considered the governance processes around the accounting of these provisions and the judgements applied around discounting factors, life of mine assumptions and commitments made impacting these provisions

  ◦ *Acquisition of Centamin* (group) (CAM/KAM) – considered if the Centamin acquisition was correctly accounted for in terms of IFRS 3 "Business Combinations",

considering management's recognition and measurement of identifiable assets, liabilities, and the non-controlling interest. This included an assessment of the judgement applied in determining control as well as an assessment of the judgements required to determine the fair values of the acquired assets and liabilities

  ◦ *Assessment of indicators of impairment in investments in subsidiaries (company) (KAM)* – considered and challenged management's assessment and judgements in identifying impairment indicators for investments in subsidiaries

- Assessed other accounting judgements and estimates

- Reviewed tax provisions, legal cases and contingencies

- Assessed the distributable reserves available and going concern assumptions prior to the Board declaring a dividend

- Considered the integrity of the Group's 2024 Annual Financial Statements and the Form 20-F to be filed with the SEC and recommended these for approval to the Board

- Reviewed and assessed the disclosure of contingent liabilities, commitments and impact of outstanding litigation in the financial reports

- Reviewed, assessed and approved adjusted and unadjusted audit differences reported by the external auditors; and noted the management representation letter


Audit and Risk Committee report *continued*

Internal control and risk management

- Assessed the systems to identify, manage and monitor financial, non-financial and fraud risks

- Received and reviewed outcomes from the Speak-up process relevant to the mandate of the Committee

- Monitored the governance of digital technology, receiving and reviewing detailed reports on the Group's information and technology framework, as well as cybersecurity (including inherent risks, vulnerabilities and training initiatives) with an increasing focus on operational technology

- Received and considered quarterly updates from the Group Risk Manager in relation to the key strategic and operational risks facing the Company

- Received, reviewed and approved the principal risks included in the UK Annual Report and the Risk Factors disclosures to be included in the Form 20-F

- Reviewed the effectiveness of management's framework and processes used to evaluate the Company's internal control over financial reporting

- Reviewed the Group's insurance renewal process

- Oversaw the SOX compliance efforts of management, receiving quarterly updates on internal controls over financial reporting and monitored the remediation steps agreed with the Committee to remediate the significant deficiencies and material weaknesses reported in 2023

- Assessed the final conclusion reached by the Chief Executive Officer and Chief Financial Officer on the effectiveness of the internal controls over financial reporting for SOX compliance purposes and their assessment of significant deficiencies and the ongoing remediation process with respect to the material weakness associated with impairment and impairment reversal process reported on during the 2023 year-end as well as the planned remediation steps to be performed in 2025

- Reviewed the scope, resources and independence of Group Internal Audit

- Approved the Group Internal Audit plan and monitored its execution

- Ensured that the combined assurance model remained fit for purpose

- Monitored the remediation of high-risk internal audit findings

- Reviewed and discussed the External Quality Assessment Review on Internal Audit carried out by KPMG

Governance and compliance

- Reviewed developments in reporting standards, corporate governance best practice and legislation

- Reviewed and assessed the effectiveness of the finance function and Group Internal Audit

- Reviewed the Group Internal Audit Charter and recommended it to the Board for approval

- Reviewed the terms of reference of the Committee and recommended it to the Board for approval

- Received semi-annual updates on compliance related matters and monitored the execution of the global compliance governance framework that allows for a systematic risk-based approach for group and business units to identify and monitor compliance with major laws, regulations, standards and codes

- Received a summary of key matters discussed at regional management audit and risk committees

External auditors – PwC

- Assessed the suitability of PricewaterhouseCoopers LLP (PwC UK) and that of the lead engagement audit partner Kevin McGhee (UK-based) responsible for the audit of the Group and Company financial statements included in the 2024 UK Annual Report

- Assessed the suitability of PricewaterhouseCoopers Inc. (PwC SA) and that of the lead engagement audit partner Johan Potgieter (South Africa-based) responsible for the audit of the Group financial statements included in the 2024 Annual Report on Form 20-F to be filed with the SEC

- Approved their terms of engagement, their fee, and the integrated audit plan for the 2024 audit

- Assessed their independence and concluded that there were no impediments on the external auditors' independence

- Pre-approved all non-audit services, assessed their impact on independence and concluded that there were no breaches of independence under either the SEC, PCAOB and FRC requirements

- Assessed their effectiveness and the quality of their 2024 audit

- Agreed their suitability for recommendation of re-appointment to the Board



Tropicana, Australia


Audit and Risk Committee report *continued*

Committee's oversight of risk management

The Committee is responsible for monitoring and reviewing the effectiveness of the Company's risk management and internal control systems (its risk management framework) on behalf of the Board. The risk framework is described on pages 17 and 18. During the year, the Committee reviewed the processes in place to assess the principal and emerging risks facing AngloGold Ashanti, in support of the Board's assessment of these risks during the year. The Committee also reviewed and refined the model governing the Board and its committees' oversight of the management of risk, ensuring that the model is sufficiently calibrated to ensure all principal risks, and the Board's appetite (or tolerance) for these risks, are given appropriate consideration by the Board and the relevant committees.

The Committee also oversaw the management of specific principal and emerging risks assigned to it by the Board, including preventive and mitigation procedures and action plans. These principal risks included:

- Liquidity risk impacted through failure to move down the industry cost curve (AISC competitiveness), adverse gold and commodity prices and currency movements

- Adverse implications of digital breaches on reputation and operations

These risks were unpacked and discussed during management-led presentations considering the impact thereof on the business and understanding the management control strategies in place to manage these risks to acceptable levels.

The Committee considered and recommended to the Board for approval the Group Risk Appetite and Tolerance Statement, the Group Risk Charter and Group Risk Management Plan.

Committee's interaction with Internal Audit

Group Internal Audit is a key independent assurance partner that serves management and the Board by performing independent evaluations of the adequacy and effectiveness of the Group's internal controls, financial reporting controls and records, information systems, risk management and operations. Group Internal Audit functions under the leadership of the Senior Vice President: Group Internal Audit who has direct access to the chairpersons of both the Committee and the Board and reports functionally to the Committee and administratively to the Chief Financial Officer. Although not a member of the Executive Committee, the Senior Vice President: Group Internal Audit has access

to attend these meetings by invitation. As part of its mandated responsibilities, the Committee has assessed the expertise, experience, and effectiveness of Group Internal Audit, including its leadership, and is satisfied that the internal audit function is independent and appropriately led and resourced.

During 2024, the Committee appointed KPMG to perform an External Quality Assurance review in terms of the Institute of Internal Auditors (IIA) Standards to evaluate conformance with the International Professional Practices Framework (IPPF), and the Code of Ethics. In February 2025, the Committee received and reviewed the outcomes of the review performed by KPMG, which concluded that the Group Internal Audit Function for all intents and purposes complies with the IIA Standards. Group Internal Audit has demonstrated a consistent alignment with the principles and guidelines set forth by the IIA, thereby ensuring the effectiveness and reliability of the internal audit practices.

The Committee approved the 2025 Group Internal Audit plan developed in line with the AngloGold Ashanti combined assurance approach to provide the necessary assurance around the effectiveness of governance, risk management and internal control and is comfortable that the plan and approach was appropriate. The Committee also monitored the execution of the 2024 approved Group Internal Audit plan and significant changes to the plan were communicated and ratified by the Committee on a quarterly basis ensuring that the assurance remained focused and aligned to current risk exposures. The Committee noted that there were no differences of opinion between Group Internal Audit and management.

The Committee considered the internal control heat-map for AngloGold Ashanti as presented by Group Internal Audit and monitored the implementation of significant audit recommendations through a formal tracking process and is satisfied with the remedial action taken by management in addressing identified control weaknesses.

Committee's interaction with External Audit

PwC concluded their second audit cycle of AngloGold Ashanti for the year ended 31 December 2024. The audit cycle at AngloGold Ashanti includes quarterly reviews on the financial results of the Group. During July 2024, the annual integrated audit plan, the associated fees and the 2024 global engagement letter were tabled at the Committee for consideration and approval, for both PwC LLP responsible for the audit opinion on the Company standalone financial statements and the Group UK

Annual Report, as well as PwC Inc for the Form 20-F.

As part of its ongoing assessment of the independence and effectiveness of the external auditors, the Committee has also considered, during its evaluation of PwC, factors such as:

- Quality of planning, delivery and execution of the audit

- Quality and knowledge of the audit team, specifically the senior team, including the lead engagement partners

- Outcome of their internal quality assessment review performed in 2024

- Outcome of regulator reviews, including by the FRC, on the quality of work carried out by PwC

- Robustness of the audit, including the audit team's ability to challenge management and demonstrate professional scepticism and independence

The FRC's Audit Quality Review (AQR) team routinely monitors the quality of the audit work of certain UK audit firms through inspections of a sample of audits and related quality processes. The Committee has been informed that the AQR reviewed PwC UK's audit of Centamin plc for the year ended 31 December 2023. Although the review relates to the audit of a period prior to AngloGold Ashanti's acquisition of Centamin, the Committee has discussed the results of the review with PwC and considered the findings raised in the context of the current year's audit of the Group and is satisfied with PwC's response.

Non-audit services: The Committee is responsible for the Group Standard on audit, audit-related, non-audit and tax services and the approval for these services. Audit objectivity and independence is safeguarded through the prohibition of certain non-audit services and audit-related services which fall within certain defined categories. The Committee approves all audit services as well as permitted audit-related and non-audit related services for PwC.

During 2024, the External Auditors' remuneration was $14.4m comprising of audit fees of $11.4m, audit-related fees of $2.6m, tax fees of $0.2m and all other fees of $0.2m. The audit related, non-audit and tax service fees were approved by the Committee in line with the Group Standard, and these fell well within the thresholds set according to US and UK regulatory requirements.



Audit and Risk Committee report *continued*

In conclusion, the Committee considers the service provided by the External Auditor to have been independent and robust.

Committee's interaction with the Finance Function

In assessing the effectiveness of the finance function, including considering the input of the senior finance team during private meetings held before each scheduled meeting with the Chairperson, the Committee considered:

- that the management of the finance function, which was strengthened during the year, provided clear guidance to operations, especially as the company moved towards quarterly reporting during quarter 3 of 2024

- the changes to the organisational structure of the finance function as a result of operating model changes. The Committee were briefed on this and were supportive of the changes being made

- that the finance function had properly applied accounting principles in the preparation of the financial statements and the accounting of complex and non-routine transactions, such as the provisional purchase price allocation process for the acquisition of Centamin

- the remediation steps taken by management to remediate the material weaknesses reported during 2023 around the net deferred tax asset at Obuasi and the ineffective ITGC access controls and control documentation over the SAP ERP software system, and is supportive of their remediation

- the root cause analysis of reported significant deficiencies in 2024 and the ongoing remediation process with respect to the 2023 material weakness in respect of the impairment and impairment reversal process

and as a result, the Committee was satisfied with the overall adequacy and appropriateness of the function while recognising areas of improvement required.

Committee's oversight of tax governance and strategy

The Committee considered and recommended for approval to the Board the Group's tax strategy, which sets out the Group's approach to tax in areas such as tax efficiency, tax risk management and tax governance and oversight. More information can be found on page 103.

The Committee received and reviewed detailed quarterly reports on the Group's tax position including uncertain tax positions, effective tax rates, tax provisions, recoverability of tax receivables, indirect taxes (including any claims from revenue authorities), the status of the Group's tax compliance globally and relevant global fiscal developments impacting the Group's tax status.

Committee's oversight of Speak-up reports

The Committee received updates on AngloGold Ashanti's Speak-up process of matters of relevance to the Committee. Where appropriate, the Chairperson of the Committee will directly oversee an investigation of a Speak-up report. The Committee is comfortable that the Speak-up process is robust and that each report received is taken seriously and rigorously investigated. It is also pleased that the process is well publicised across the organisation.

Reports received and investigated did not reveal any malpractice relating to accounting practices, internal financial controls, the internal audit function, the content of the Company's and Group's financial statements or questionable accounting or auditing matters that were significant to the Group's annual financial statements.

Annual financial statement review and governance

The Committee has considered, evaluated and discussed the consolidated and separate annual financial statements for the year ended 31 December 2024 with the management team and the External Auditor. During the process, the Committee considered and:

- evaluated significant judgmental and reporting decisions

- concluded that the going-concern basis of reporting is appropriate

- evaluated the material factors and risks that could impact on the consolidated annual financial statements

- discussed the treatment of significant and unusual transactions, including the accounting for the newly acquired Centamin business, with management and the external auditors

- discussed the root causes identified that led to the ongoing remediation of the 2023 material weakness in respect of the impairment and impairment reversal process reported and the remediation of the material weaknesses reported in 2023.

The Committee concluded that, despite the ongoing remediation process with respect to the material weakness of the impairment and impairment reversal process, the separate and consolidated annual financial statements for the year ended 31 December 2024 comply, in all material aspects, with the requirements of FRS 102 and UK-adopted international accounting standards respectively as well as the UK Companies Act 2006 and that the Annual Report contains a fair, balanced, and understandable assessment of AngloGold Ashanti's performance and prospects. The Committee therefore recommended the approval of the annual financial statements to the Board. The Board subsequently adopted and approved the annual financial statements.

Assessment of events post year end

Management confirmed to the Committee that all significant post period-end events have been appropriately considered and disclosed in the consolidated annual financial statements.

Committee's areas of focus for 2025

The Committee recognises that its work is increasingly broad and complex, and that it is required to stay on top of developments impacting AngloGold Ashanti. During 2025, the Committee will, over and above its business as usual activities, monitor:

- the Centamin integration progress, focussing on the alignment of key business functions and fostering of a cohesive corporate culture

- design and implementation of the necessary internal controls over financial reporting for Centamin

- embedding of changes in the internal control environment as a result of changes in the operating model

- the increasingly challenging cyber environment and the Group's prevention and defense capabilities in terms of risk exposure (both for information technology and operational technology)

- the ongoing remediation process with respect to the material weakness of the impairment and impairment reversal process


Social, Ethics and Sustainability Committee report



Chairperson's statement

It is my pleasure to present my first report as Chairperson of the Social, Ethics and Sustainability Committee (the Committee), and I wish to take the opportunity to thank Kojo Busia who served as Committee chairperson during 2024 and continues to provide support and guidance as a member of the Committee.

The tragic fatality of a contractor at our Geita mine in 2024 has increased the Committee's determination to deliver our commitment to embedding our values of safety, respect, integrity, sustainability, excellence and collaboration.



Bruce Cleaver
*Social, Ethics and
Sustainability Committee Chairperson*
26 March 2025

Committee changes in 2025

One of the outcomes of the Board and committee review was to consider the balance and composition of the Board committees. As a result, various changes were implemented with effect from 1 January 2025. Bruce Cleaver took over as Chairperson of the Committee and Kojo Busia remains as a member. The Committee welcomed Jinhee Magie as member and Diana Sands stepped down as a member from 1 January 2025. Rhidwaan Gasant will step down as a member when he retires at the 2025 AGM.

Current Committee members

- Bruce Cleaver (Chairperson)
- Kojo Busia
- Rhidwaan Gasant
- Jinhee Magie
- Nicky Newton-King

Committee membership and attendance in 2024

	Scheduled meetings	Attendance (%)
Bruce Cleaver [1]	2/2	100
Kojo Busia [1]	5/5	100
Rhidwaan Gasant	5/5	100
Scott Lawson [2]	4/4	100
Nicky Newton-King [3]	2/2	100
Diana Sands	5/5	100
Maria Richter [4]	2/2	100
Jochen Tilk [5]	2/2	100

(1) Bruce Cleaver was appointed to the Board and the Committee on 22 July 2024 and was appointed as Chairperson of the Committee on 1 January 2025. Kojo Busia served as Chairperson of the Committee during 2024.

(2) Scott Lawson was a member of the Committee until he resigned from the Board on 15 October 2024.

(3) Nicky Newton-King was appointed to the Board and the Committee on 22 July 2024.

(4) Maria Richter was a member of the Committee until she retired from the Board on 28 May 2024.

(5) Jochen Tilk was a member of the Committee until he was appointed as Chairperson of the Board on 28 May 2024.

The Board Chairperson, Chief Executive Officer, the Chief Sustainability and Corporate Affairs Officer and Chief Legal Officer, attend all Committee meetings. On occasions, other Non-executive Directors may attend Committee meetings for specific matters.

Committee responsibilities

- Develop, review and periodically assess the company goals, initiatives and programmes with respect to ESG matters
- Monitor the processes for managing ESG-related risks and opportunities
- Annually review the company's compliance record against laws, regulations and company policies relating to ESG matters
- Consider material legal and regulatory developments in relation to ESG matters
- Receive and consider the results of any ESG-related audits

the areas which the Committee has oversight of can be found in the Company's *2024 Sustainability Report*.



As at 31 December 2024

2
3

■ Male ■ Female



As at 26 March 2025

2
3

■ Male ■ Female

Discharging our responsibilities
The Committee has fully discharged its responsibilities in line with its remit. The Committee charter is available at www.anglogoldashanti.com. A review of the Committee was undertaken during 2024 as part of the external Board review (see page 108). The Board has assessed that the Committee is providing adequate challenge and oversight and that the Committee continues to operate effectively.


Directors' remuneration report



Albert Garner
Compensation and Human Resources
Committee Chairperson

In 2024, the Committee remained focused on ensuring AngloGold Ashanti's remuneration practices continued to present a fair reflection of the Company's performance, while maintaining competitiveness versus peers and aligning with the interests of all key stakeholders.

Committee changes in 2025

Rhidwaan Gasant has stated his intention not to seek re-election at the 2025 AGM and will step down as a member of the Committee from the 2025 AGM.

Current Committee members

- Albert Garner (Chairperson)
- Alan Ferguson
- Rhidwaan Gasant
- Nicky Newton-King
- Diana Sands

Committee membership and attendance in 2024

	Scheduled meetings	Ad hoc meetings	Attendance (%)
Albert Garner (Chairperson)	5/5	1/1	100
Alan Ferguson	5/5	1/1	100
Rhidwaan Gasant [1]	5/5	0/1	83
Nicky Newton-King [2]	2/2	–	100
Maria Richter [3]	2/2	1/1	100
Diana Sands	5/5	1/1	100

(1) Rhidwaan Gasant was unable to attend one ad hoc meeting due to a prior commitment. He reviewed the papers and provided comments to the Committee Chairperson in advance.

(2) Nicky Newton-King was appointed to the Board and become a member of the Committee on 22 July 2024.

(3) Maria Richter retired from the Board and stepped down as a member of the Committee on 28 May 2024.

The Chief Executive Officer and Chief People Officer regularly attend Committee meetings. On occasions the Chief Financial Officer and other Non-executive Directors attend Committee meetings for specific matters.

Committee responsibilities

The Committee assists the Board in ensuring that AngloGold Ashanti sets compensation fairly, responsibly and transparently to promote the achievement of strategic objectives and positive outcomes in the short, medium and long term by:

- Reviewing and determining compensation of Executive Directors and members of the Executive Committee

- Approving and recommending compensation plans and programmes

- Overseeing human resources policies and strategy, aimed at creating and sustaining the technical and managerial excellence required to support the attainment of the Company's global objectives and achieve a globally competitive workforce

Committee gender diversity



As at 31 December 2024

2 / 3

■ Male ■ Female



As at 26 March 2025

2 / 3

■ Male ■ Female

Discharging our responsibilities

The Committee has fully discharged its responsibilities in line with its remit. The Committee charter is available at *www.anglogoldashanti.com*.

A review of the Committee was undertaken during 2024 as part of the external Board review (see page 108). The Board has assessed that the Committee is providing adequate challenge and oversight and that the Committee continues to operate effectively.


Section 1: Compensation and Human Resources Committee Chairperson's statement

Ensuring fair, responsible and transparent remuneration

Dear Shareholder,

In 2024, the Committee remained focused on ensuring AngloGold Ashanti's remuneration practices continued to present a fair reflection of the Company's performance, while maintaining competitiveness versus peers and aligning with the interests of key stakeholders.

Both the remuneration framework and the new incentive scheme were implemented in 2024 and were designed to underpin execution of the Company's strategy, providing reward at an appropriate competitive level with a direct and demonstrable link to overall performance. The Committee is satisfied that these policies remain appropriate in motivating, retaining and attracting executives and employees across the global business.

Performance context

The year in review was characterised by clear execution of AngloGold Ashanti's strategy, with achievement of key performance indicators and a notable resilience in recovering from setbacks, which inevitably occur in a large-scale global mining business.

Good progress was made embedding the new Corporate structure in the first full year following the September 2023 change of domicile from South Africa to the UK, and the shift to Denver headquarters in the US and a primary listing on the NYSE. The majority of the executive and certain senior management personnel have relocated to Denver, while key functions have been maintained in the Johannesburg office, which remains an important focus of activity for the Africa business and various other corporate functions. Importantly, the Company successfully started reporting full quarterly financial and operating results in the third quarter of the year, as promised, aligning more closely with North American peers.

The safety performance at our managed operations was marred by the death of a contract employee following a light motor vehicle accident at our Geita gold mine in Tanzania in May. This tragic incident, detailed in our *Sustainability Report*, underscores the importance of continued vigilance to ensure the safety of people working across the business. It tainted an otherwise strong performance across the operating footprint, where teams achieved yet another reduction in one of the global gold industry's lowest total recordable injury frequency rates (TRIFR), the broadest measure of workplace injuries and a good indicator of the organisation's overall safety culture. The TRIFR improved by 10% year on year to a record 0.98 injuries per million hours worked. This compares to an average TRIFR of 1.09 in 2023, and the average of 2.6 for the members of the International Council on Mining and Metals in 2023, the most recent figures available.

Nowhere was the improved resilience of the business more evident than in the production performance at our managed operations, which recovered well from unforeseen challenges which affected output.

At Siguiri, in Guinea, the plant team confronted a sharp decline in metallurgical recoveries from one of the open pits during the first quarter of the year. The site nonetheless managed to improve production year on year, with a strong final quarter. Obuasi in Ghana and Geita in Tanzania, experienced power outages and grid reliability issues that had an impact on production. Furthermore, at Obuasi, brittle ground conditions in high-grade underground mining areas hampered productivity.

In Australia, 312mm of rain fell over 72 hours in March, almost four times the entire rainfall for 2023, submerging large parts of the Tropicana site for several days and

rendering its access roads impassable for several more. The site staged a strong recovery in the second half of the year to offset some of the first half production losses, with Tropicana's fourth quarter production 89% ahead of the first quarter. Higher than historical average rainfall was recorded at Iduapriem in Ghana, Siguiri in Guinea and Geita in Tanzania, further affecting production.

The production headwinds were somewhat offset by the strong turnaround from the Brazil operations. A marked improvement in both production and costs at Cuiabá, the largest of our mines in that country, has rendered that operation almost unrecognisable from the one that drained significant cash flow from the business in 2023.

The improved result is a credit to Brazil's new leadership, appointed in late 2023, and to both the new operating model and Full Asset Potential business improvement process, which together have created a more robust business, better able to withstand unforeseen events.

At our managed operations, production of 2.35Moz compared with guidance of 2.33Moz – 2.49Moz; this included 40,000oz from Sukari from the effective date of its acquisition on November 22.

For the portfolio as a whole, including non-managed joint ventures, production was 2.66Moz, versus guidance of 2.65Moz – 2.85Moz, again with the inclusion of Sukari's contribution and with a lower-than-expected production result from the Kibali joint venture (managed by Barrick Gold) in the DRC, caused by declining grade and underground volumes.

There was a stronger focus on costs, and again the result shows the business in a stronger position than the recent past, relative to our peers. Our cost performance, with both total cash costs[APM] and all-in



Section 1: Compensation and Human Resources Committee Chairperson's statement *continued*

sustaining costs[APM] rising by only 4% year on year, versus a Group inflation rate of approximately 7%. This strong cost control, alongside continued focus on management of working capital – a strategic focus area for the CFO – ensured most of the benefit of higher gold prices flowed to the bottom line. Free cash flow[APM] of $942m represented a nine-fold increase over the 2023 performance with commensurate benefit for our balance sheet. Adjusted net debt[APM] fell 55% to $567m and the adjusted net debt to adjusted EBITDA[APM] ratio improved to 0.2x, the lowest level in more than a decade.Total dividends of $439m were declared for 2024, compared to $95m in 2023. The robust balance sheet has enabled the Company to adopt an enhanced dividend policy.

The increased stability and stronger operational performance created the platform for our first acquisition of a significant operating asset in several years. In September 2024, we announced the acquisition, paid mostly in shares and some cash, of Centamin plc, a Jersey-based company whose primary asset was Sukari, Egypt's largest gold mine. The acquisition provides us a highly cash generative Tier 1 asset as well as exploration acreage in Egypt's prospective Arabian Nubian Shield. The deal was executed within the original time frame provided to the market. A well-planned and resourced integration programme – essential to embedding this new operation in the larger portfolio – was well underway at year end to ensure AngloGold Ashanti is well placed to realise corporate synergies and the benefits to procurement and exploration, among others.

2024 incentive outcomes

The Annual Cash Bonus is the primary short-term incentive (STI) operated for senior executives and key employees. Awards are based on the outcomes from a Company scorecard and individual performance measures.

With respect to the company's operating and financial performance, significant progress was made in the year, with production recovering well from the unanticipated disruptions described above. This recovery, alongside the improved gold price, helped drive significant improvements to free cash flow[APM], adjusted EBITDA[APM] and dividends paid.

Despite the fatality at Geita in May, the Company delivered a market leading improvement in TRIFR, achieving its lowest ever injury rate. Management recommended the final Company scorecard outcome be reduced by 5% to reflect the fatality, and the Committee supported this recommendation.

When making our year-end determination of the Annual Cash Bonus, we aim to ensure actual performance is directly comparable to the target set at the start of the year. This means assessing performance to make sure we take into consideration events outside of managements' control.

These events included the significant impact of weather events across Australia, as well as Guinea, Ghana and Tanzania. In addition, reliability issues with grid power in Ghana and Tanzania hampered output.

Nonetheless, production ended the year inside the published guidance range once the 40,000oz contribution from Sukari was accounted for. The final cost performance was all the more impressive in light of these production impacts, with the business delivering another real reduction in both total cash costs and all-in sustaining costs.

The strong operational performance was in part reflected in the performance of AngloGold Ashanti's US-listed shares, which rose 27% during 2024 versus a 15% gain for the NYSE Arca Gold Miners Index.

The Committee viewed the efforts by the management team to not only mitigate the effects of these exogenous challenges but also to deliver another strong cost performance amidst ongoing inflationary pressures to be extraordinary. Taking this into account as well as the seamless value accretive acquisition of Centamin, the Committee exercised its discretion to adjust the performance outcome to target. The final outcomes are detailed on page 122. As disclosed last year and approved by shareholders at the 2024 AGM, two transition incentive awards were applied to facilitate the change from the legacy Deferred Share Plan (DSP) towards a more conventional incentive model. The first transition award is based on relative TSR over the three years to December 2024 and had an outcome of 21.15%. Further details of the incentive outcomes for the year can be found from page 121 to 123.

The first Performance Share Plan (PSP) award was granted during 2024, and the outcome for this award will be assessed after a three-year performance period ending in December 2026. Details of the performance criteria for this award can be found on page 129.

People

The Committee's remit includes the People strategy, which aims to build capability, ensuring strong succession by developing internal talent and investing in employees. During the year we engaged with management on improving bench strength in critical skills, embedding the global organisational culture, increasing localisation, addressing performance risks and the ongoing focus on progressing inclusion and diversity.

A review of the operating model has moved the Company closer to global standardisation which further reduces risk, increases transparency and provides consistency in an evolving progressive organisation.

Engagement with shareholders

With the implementation of the separate short-term and long-term incentive plans, significant engagement was conducted with investors and employees, both of whom remained consistently supportive of the changes.

We will continue to engage with shareholders on executive pay.

Implementation for 2025

For the coming year we will continue to implement the Directors' Remuneration Policy that received strong support at the 2024 AGM.

The Committee continued to take a balanced and measured approach to pay practices, moving to a more market-standard US based approach. A review of the peer group was conducted through the year to ensure that the comparators remained relevant. The factors considered in the review were the sector, the size of the companies, complexity and global spread of operations and most importantly the market in which the Company competes for senior talent. The intention of the review was not to do a reset but to rather ensure that the comparator group was fit for purpose and a fair representation of companies with which we compete for talent. The new group is not fixed and the Committee maintains discretion to amend it. The revised group can be seen on page 119. Positioning against the group will reflect a number of factors, with highly experienced and sought after talent likely to be positioned towards the upper end of the market range.

For 2025, it was determined that there would be a 2% increase in the CEO's base salary, which is in line with the broader workforce.


Section 1: Compensation and Human Resources Committee Chairperson's statement *continued*

The CFO's base salary has been adjusted by 20% to $752,812. The CFO has delivered outstanding performance and is a key member of the executive team. This adjustment to base salary provides competitive pay relative to the market, ensures retention and is fully reflective of her contribution in the role since appointment.

For 2025, the Annual Cash Bonus for the Executive Directors will continue to be based on 80% Company performance and 20% individual strategic objectives. The Company performance will focus on production, cost and free cash flow^{APM} (65% combined), with the remaining objectives being split between ESG, people and long-term optionality. Details of the measures and weightings are provided on page 135.

For PSP awards to be granted in 2025, performance will be measured over the three-year period ending 31 December 2027 and will continue to be based on relative TSR, relative cost improvement, delivery of growth projects and ESG targets. Further details are provided on page 135.

The final transition award, as disclosed and approved by shareholders last year, will be allocated for performance over the period 2023-2025. This award is of equal value to the relative TSR element of the legacy DSP and is measured in accordance with the TSR vesting schedule and peer groups used under the legacy DSP. These awards are delivered one-third in cash and two-thirds in shares, which will vest after three years.

Thanks

I'm gratified to have completed the first annual cycle as Chairperson of this Committee.

I thank Maria Richter, my predecessor, for the seamless handover of her duties, my fellow Committee members for their strong support and guidance, and our senior leadership team for their professional and transparent execution of the ongoing strategy to close the value gap with our peers.

This Committee remains vital to ensuring a compensation strategy and outcomes that are fair and equitable to staff, acceptable to shareholders, and allow AngloGold Ashanti to remain competitive in the market for scarce operating, technical and leadership skills, among others. Successful execution of compensation strategy will allow AngloGold Ashanti to continue to deliver on its strategy and produce superior results that ultimately benefit the widest possible number of stakeholders.

I would also like to specifically express my appreciation for Rhidwaan Gasant who steps down from the Committee after his many years of dedication and contribution to the Committee. He will be missed.

To the executive leadership team, thank you for your hard work and effort to deliver strong and consistent results and the acquisition of a key asset which will further benefit our business and our shareholders.

Finally, to our shareholders, I would like to thank you for the ongoing engagement and support and look forward to more interaction in 2025.

Albert Garner

Albert Garner
Compensation and Human Resources Committee Chairperson
26 March 2025



Section 2: Annual remuneration report

AngloGold Ashanti is a UK-incorporated company with a primary listing on the NYSE in the US, and secondary listings in South Africa and Ghana. As we are not listed in the UK, the governance provisions that apply to FTSE-listed businesses, including the UK Corporate Governance Code and UK Listing Rules, do not apply. Following the corporate restructure in 2023, the Company is obliged to follow the Johannesburg Stock Exchange rules as a secondary listed company. As a NYSE-listed company with headquarters in Denver, Colorado, the approach to remuneration has been designed taking into account US market practice and sector trends in the global mining talent market.

Key responsibilities

In line with the governance statement on page 115, the Committee is responsible for the full compensation and human resources remit.

The Committee has access to both executive and senior management who are regularly invited to join and present at meetings as needed. In addition, the Committee receives advice from the independent remuneration advisers and other external advisers as required.

Principles

AngloGold Ashanti applies a set of key principles in determining and managing remuneration. These key principles are as follows:

- Alignment with strategic objectives and shareholder interests

- Remunerate to motivate and reward the right performance and behaviour of employees and executives

- Ensure that performance metrics are challenging, substantial, do not promote or reward excessive risk taking and cover key aspects of the business, including financial and non-financial drivers and positive outcomes across the economic, social and environmental context in which AngloGold Ashanti operates

- Ensure that the remuneration of executive management is fair, responsible and transparent in the context of overall employee remuneration in the organisation

- Promote an ethical culture and responsible corporate citizenship

- Ensure that the remuneration structure is aligned to AngloGold Ashanti's values and that the correct governance frameworks are applied across remuneration decisions and practices

- Provide competitive rewards to attract and retain senior talent using appropriate global remuneration benchmarks

- Use performance measures to measure progress of key in-year and long-term business objectives

Fair and responsible pay

AngloGold Ashanti strives to uphold fair and responsible pay practices and aims to ensure that the business meets short-term objectives while creating shared and sustainable value over the long term, within the economic, social and environmental context in which it operates. The remuneration framework, which is aligned with global best practices, emphasises the importance of fair and responsible remuneration to ensure the Company employs the skilled and experienced executives and staff vital to the success of the Company.

The Directors' Remuneration Policy, which necessarily evolves along with the dynamic market and operating landscape, currently reflects the principles of fair and responsible pay as follows:

- Taking an impartial view on pay

- Eliminating pay differentials that cannot be explained or justified

- Ensuring that pay parity is achieved across the Group and eliminating pay discrimination

- Identifying and addressing unfair practices

- Applying the approved delegation of authority on all aspects of remuneration

- Having independent, expert remuneration consultants provide advice and recommendations

- Using external market benchmarks, evaluated within the context of skills, experience and job performance

- Ensuring that correct behaviours are rewarded and inappropriate behaviour is discouraged

Setting Executive Management pay

Executive and senior management pay is reviewed against a global benchmark every two years. Mercer, an independent remuneration consultant, conducts a bespoke survey on the Company's behalf. The comparator group is reviewed regularly with a detailed review being undertaken by the Committee in 2024. Considered in the review were:

- The sector in which we operate and the availability of global talent in the market

- The size of the benchmark companies in the group

- The complexity and global spread of the comparable operations and

- The number of companies to be included in the benchmark group

The intention of the review was not to do a reset but to rather ensure that the correct comparator basis was available for the Committee to apply judgement when reviewing executive pay.

The table below summarises the updated 2024 comparator group:

Comparator benchmark group [1]	
Agnico Eagle Mines	Canada
Alcoa	United States
Anglo American	United Kingdom
Barrick Gold	Canada
B2Gold	Canada
First Quantum Minerals	Canada
Gold Fields	South Africa
Kinross Gold	Canada
Newmont	United States
Pan American Silver	Canada
South32	Australia

(1) *Antofagasta, Anglo Platinum and Sibanye-Stillwater were removed and Alcoa, Anglo American, First Quantum Minerals and Pan American Silver were included as part of the review.*


Section 2: Annual Remuneration Report *continued*

Single total figure of remuneration for the year ended 31 December 2024

Executive Directors (audited)

A comprehensive summary of all elements of the Executive Directors' remuneration for the period 1 January to 31 December 2024 is provided below. Although the Company is only technically required to disclose the 2023 data for the period from the appointment of the Executive Directors to the Board of AngloGold Ashanti plc on 25 September 2023, remuneration for the full financial year has been shown in the interests of full transparency.

Single total figure remuneration 2024 ($)

Director Name	Year	Salary	Benefits[1]	Pension	Total fixed pay	Annual Cash Bonus/ DSP cash	DSP shares [2]	Transition Award (1/3 Cash)	Transition Award (2/3 share awards)	Buy-out share awards on recruitment [3]	Total variable pay [2]	Total
A Calderon	2024	1,689,120	121,861	418,057	2,229,038	1,579,327	—	267,937	535,873	—	2,383,137	4,612,175
	2023	1,656,000	622,585	409,860	2,688,445	1,493,050	2,986,099	—	—	—	4,479,149	7,167,594
GA Doran	2024	627,343	143,852	99,855	871,050	500,620	—	92,878	185,756	—	779,254	1,650,304
	2023	545,516	253,012	41,996	840,524	418,062	909,899	—	—	563,005	1,890,966	2,731,490

(1) The Executive Directors are provided with family health insurance, group life insurance, social security and other benefits. This includes a final relocation reimbursement for 2023 of $46,077 for A Calderon and $63,322 for GA Doran for their relocation to Denver, Colorado, reflected in 2024. The total value of all benefits is included above. No further relocation benefits are expected for 2025. The relocation policy applied was consistent with the approach taken for other senior executive roles.

(2) Only DSP Shares are illustrated for 2023, no share awards were earned during the 2024 performance year as the first vesting of the Performance Share Plan awards will take place in 2027.

(3) Buy-out awards granted to GA Doran were in respect of incentive arrangements that were forfeited from her previous employer. These awards are deferred awards which vest at the original vesting dates aligned to the forfeited awards.

Other Executive Directors during the period

There were no other Executive Directors and no payments to past directors for the 2023 or 2024 period.

Base salary

In January 2024 the CEO and Executive Director, A Calderon received a pay increase on his base salary of 2% to maintain a level of purchasing parity (below the inflation and market rates of 4% considered for other employees).

When considering the annual 2024 increase for GA Doran, the CFO and Executive Director, a number of factors were taken into consideration including; the Company's pay philosophy, the competitiveness of the CFO

remuneration against our identified peer companies, the approach of fair, equitable and responsible pay, affordability and market insights. The Committee then determined that her base salary for 2024 be set at $627,343.

Benefits

Both Executive Directors receive Company-provided health insurance, Group life cover for both death and disability, tax services from an independent tax adviser, and their spouses may accompany them on one business trip per annum paid for by the Company. In 2023, both Executive Directors relocated to Denver, Colorado and received relocation allowances in line with the Company's standard policy. No further relocation allowances were paid in 2024,

however, final reimbursements for 2023 to the value of $46,077 for A Calderon and $63,322 for GA Doran are reflected in 2024.

Pension

A Calderon is a member of the International Pension Plan, with the Company contributing 24.75% of his base salary to the plan on a monthly basis. He also maintains his Australian Superannuation benefit, a defined contribution retirement plan, which receives no company contributions during the year.

GA Doran is a member of the US Executive Deferral Plan which has a Company contribution of 12.5% of her base salary and cash bonus.



Geita, Tanzania


Section 2: Annual Remuneration Report *continued*

Annual Cash Bonus performance in the 2024 financial year (audited)

Overview of the short-term incentive (STI)

In previous years, AngloGold Ashanti operated the DSP which was a single incentive scheme comprising short- and long-term metrics. In 2024, this legacy scheme was replaced with separate short-term and long-term incentive schemes.

The more market aligned STI is a cash bonus with performance measured over the financial year.

The STI payment value is determined by stratum level and the incentive is calculated based on achieving a combination of Company scorecard and individual performance measures, which are defined annually with weightings apportioned to each of the measures. Each of the Company scorecard metrics has a threshold, target and stretch achievement level assigned based on the Company production, plan and desired stretch targets for the year.

At the end of the financial year, the performance of the Company, the CEO and the CFO is assessed by the Committee and the Board against the defined metrics to determine the cash bonus as per the calculation below:

STI Cash Bonus:		
Base pay x individual performance weighting x on-target cash percentage x individual performance modifier (KPIs: 1 – 4 rating)	Plus	Base pay x Company performance weighting x on-target cash percentage x Company performance modifier

For Executive Directors, the STI is based 80% on Company performance and 20% on individual performance.

2024 Annual Cash Bonus (STI) outcomes

The Committee approved the 2024 STI Company performance achievement of 100%.

Prior to determining the overall outcome from the scorecard, the Committee also considered the broader context for performance. This review was to ensure that the outcomes fairly reflect performance during the year. In particular, the Committee noted:

- Significant year-on-year growth in actual free cash flow[APM] increase from $109m in 2023 to $942m in 2024 and a 93% increase in adjusted EBITDA[APM] to $2.5bn

- Robust balance sheet enabling the delivery of an enhanced dividend policy, with total payouts of $439m for 2024

- Acquisition of Centamin which provides the Company with a highly cash generative Tier 1 asset

- Disruption to production caused by the unprecedented rainfall and flooding in Tropicana in March 2024 when 312mm of rain fell in a 72-hour period resulting in a several days of closure, as well as power reliability issues in Obuasi and Geita, and multiple abnormal weather events impacting the broader portfolio, which materially impacted outcomes under the financial and production metrics

- Marked turnaround in operational performance of the Brazilian operations versus the prior year, along with notable resilience demonstrated by the teams in Obuasi, which pivoted to a hybrid mining approach after encountering dangerous and disruptive brittle ground conditions in its high-grade stopes, and at Geita, Siguiri and Iduapriem in recovering from setbacks including significantly higher than average rainfall, which hampered open-pit production

- Although the Company delivered a 10% improvement in TRIFR, which remains well ahead of industry benchmarks, the safety performance was marred by a fatality during the year following a light motor vehicle accident at Geita. In light of this fatality, management recommended and the Committee agreed that the safety element be reduced by 5%

Considering all these factors alongside the strong final operational and financial results, the Committee agreed on a final Company performance achievement of 100%.

The Committee is satisfied that this outcome appropriately rewards our employees who participate in the STI and more closely matches the shareholder experience. The table on the following page summarises the performance measures, their weightings, and performance against those metrics for the STI for 2024.



Geita, Tanzania



Section 2: Annual Remuneration Report *continued*

Theme	Measures	Target weighting (%)	Threshold measures (50% of target)	Target measures (100% of target)	Stretch measures (150% of target)	2024 Performance [2]	2024 Achievement (%)
Financial and operating performance	Free cash flow$^{APM(1)}$	10	$766m	$1,075m	$1,384m	**$1,163m**	**11.7**
Optimise overheads, costs, and capital expenditure	Total cash cost^{APM}	15	$1,175/oz	$1,154/oz	$1,071/oz	**$1,157/oz**	**13.8**
	All-in sustaining cost^{APM}	15	$1,650/oz	$1,617/oz	$1,508/oz	**$1,607/oz**	**15.7**
Improve portfolio quality	Production	25	2,633koz	2,699koz	2,792koz	**2,621koz**	**—**
Maintain long-term optionality	Mineral Reserve additions (pre-depletion, asset sales, mergers, and acquisitions)	7.5	Plus 1.4Moz	Plus 2.8Moz	Plus 4.1Moz	**1.9Moz**	**5.0**
	Mineral Resource additions (pre-depletion, asset sales, mergers, and acquisitions)	7.5	Plus 2.8Moz	Plus 5.5Moz	Plus 6.9Moz	**12.3Moz**	**11.3**
People and ESG	**People:** Gender diversity (female representation)	2.5	20.0%	23.0%	26.0%	**19.0%**	**0.0**
	Succession planning outcomes	2.5	40.0%	50.0%	80.0%	**56.0%**	**2.8**
	Safety and Health (one leading indicator applicable to both Health and Safety): Major Hazard Control Verification Compliance All supervisors and managers conduct critical control verifications on Health and Safety	5	90.0%	95.0%	100.0%	**127.0%**	**7.5**
	Total Recordable Injury Frequency Rate (TRIFR)	5	1.49 (0.0% Improvement)	1.42 (5.0% Improvement)	1.38 (7.5% Improvement)	**0.97**	**7.5**
	Community – % of community grievances cleared in 45 days	5	60.0% of grievances closed out/ cleared within 45 days	70.0% of grievances closed out/ cleared within 45 days	100.0% of grievances closed out/ cleared within 45 days	**74.0%**	**2.7**
	Environment – Operating assets develop a set of meaningful and achievable context-based Water Stewardship Goals that consider the operational, environmental, and social priorities within their catchment		80.0% of the operations have goals in place	90.0% of the operations have goals in place	100.0% of the operations have goals in place	**100.0%**	**3.8**

(1) Free cash flow ^{APM} (pre-growth capital) captures performance versus budgeted free cash flow ^{APM} (pre-growth capital) (excluding growth capital), flexed for gold price movements versus budgeted gold prices. The Free Cash Flow ^{APM} threshold, target and stretch measures will be normalised each quarter for the impact of gold price and CPI movements compared to the budget, as well as the resultant effect of these variables on cash taxes and royalties.

(2) All performance results exclude Centamin for 2024.


Section 2: Annual Remuneration Report *continued*

Transition Incentive Award performance in the 2024 financial year (audited)

Overview of Transition Incentive Award

The Transition Incentive Award was implemented for the 2024 and 2025 performance years to bridge the transition from the last award under the backward-looking DSP (2021-2023 performance period) to the first award under the forward-looking Performance Share Plan (2024-2026 performance period).

The 2024 awards are calculated based on relative TSR performance over the three-year period ended 31 December 2024. The calculation was based on six peers in line with the methodology under the legacy DSP (Agnico Eagle, Barrick Gold, Gold ETF, Gold Fields, Kinross Gold and Newmont Mining).

2024 Transition Incentive Award outcomes

The Committee approved the performance outcomes for the 2024 Transition Incentive Awards. AngloGold Ashanti's TSR performance ranked third against the peer group and therefore positioned halfway between the median and upper quartile resulting in a 21.15% of target achievement. The award will be delivered one-third in cash and two-thirds in shares that will be deferred for three years.

Performance Metrics	Target weighting (%)	Threshold measures	Target measures	Stretch measures	Performance (%)	Achievement (%)
Relative Total Shareholder Return (TSR)	20	Median TSR of Comparators	Halfway between Median and Upper Quartile	Upper quartile TSR of Comparators	48.9	21.2



Cuiabá, AGA Mineração, Brazil


Section 2: Annual Remuneration Report *continued*

Impact on Executive Directors

Alberto Calderon: Total remuneration outcomes

Maximum cash bonus opportunity: 127.5% of salary	Final cash bonus results: 93.50%
(target opportunity of 85% of salary)	
Maximum Transition Incentive Awards opportunity: 67.5% of salary	Final Transition Incentive Award results: 47.59%
(target opportunity of 45% of salary)	

Alberto Calderon: Performance incentive outcome

2024 Performance outcome (CEO)	Transition Incentive Award outcome	Annual Cash Bonus Award outcome	Total Incentive Award for 2024
Total % for Company performance:	105.8	100.0	
Weighting (%):	100.0	80.0	
A - Company performance weighted outcome (%):	105.8	80.0	
Individual performance results (%):		20.0	
Individual performance weighting:		x	
Performance rating award correlation (%):		150.0	
B - Opportunity based on individual performance (%):		30.0	
Total % of Pay opportunity (A+B) (%):	105.8	110.0	
	x	x	
On-target total cash bonus opportunity (as % of base pay)	15.0	85.0	
On-target total share award opportunity (as % of base pay)	30.0	—	
Final cash bonus result (as % of base pay)	15.9	93.5	
Final share award result (as % of base pay)	31.7	—	
	x	x	
	1,689,120	1,689,120	
Annual cash bonus ($):	267,937	1,579,327	1,847,264
Annual deferred share portion (to vest after three years) ($):	535,873	—	535,873
Total Incentive Award for 2024 ($)	**803,810**	**1,579,327**	**2,383,137**

Alberto Calderon: Key objectives and achievements 2024 (20% weighting on Annual Cash Bonus)

Scorecard	Weighting	Performance achieved
Production, Financial Performance and Growth Achievement against budget production oz, total cash cost[APM], AISC[APM] and free cash flow[APM] **Growth Pipeline** Continue to deliver on the Full Asset Potential assessments driving the delivery of both productivity and cost benefits over the 12-month period Develop and grow the portfolio both organically and inorganically to create greater optionality for the business. Specifically, complete Obuasi KMS shaft, ramp up production, keep progressing Nevada through its major development stages	60%	Gold production, total cash cost[APM], all-in sustaining cost[APM] and free cash flow[APM] all performance as per table on page 122. Clear turnaround in Brazil and strong delivery on *Full Asset Potential*, now embedded into our operations and showing demonstrable cost and productivity. Completion of value accretive Centamin acquisition and purchase of the strategic 14.99% stake in G2 Goldfields for a foothold in Guyana and ongoing evaluation of growth and divestment options. Obuasi's KMS shaft completed and new hybrid mining method adopted, employing both bulk and selective mining implemented to safely ramp up production. Obuasi continued to generate free cash flow to the business during this period. Nevada projects continue to progress. Continued exploration success takes our Nevada projects to a gold Measured and Indicated Mineral Resource of 5.4Moz and a gold Inferred Mineral Resource of 14.3Moz.


Section 2: Annual Remuneration Report *continued*

Alberto Calderon: Key objectives and achievements 2024 (20% weighting on Annual Cash Bonus)

Scorecard	Weighting	Performance achieved
Environmental, Social, and Corporate Governance (ESG) **Health and Safety** Continued focus on delivering zero fatalities. Driving a proactive safety culture and implementing leading health and safety initiatives with global standardisation. **Environment and Community** Ensuring a clear strategy to address emerging requirements and stakeholder expectations. Focus on community relations and operational, environmental and social priorities, implementation of water stewardship goals and driving the strategic direction of the Decarbonisation Strategy to reduce absolute Scope 1 and 2 GHG emissions by 30% by 2030.	10%	A tragic fatality occurred at Geita following a light vehicle accident. We continue to implement lessons learned from High Potential Incidents, improving the quality of Critical Control Verifications and holding regular global leadership safety meetings led by the CEO. Total recordable injury frequency rate of 0.98 injuries per million hours is below 1.0 for first time and among the lowest in the global mining industry. Significant stakeholder engagements were held across all jurisdictions with employees, government officials, shareholders, prospective investors and lenders, analysts and media. Continued to drive decarbonisation strategy, with the Tropicana renewables project complete and commissioned in first half of 2025, and the switch to grid power in Tanzania, which has a hydropower element, completed in 2024. Projects in Ghana and Guinea are moving through the evaluation phase.
Other strategic priorities Continued embedding of AngloGold Ashanti into the US markets building strong positive sentiment with current and prospective shareholders and establishing AngloGold Ashanti as a US-recognised organisation at state and federal level. Deliver the implementation of the operating model in line with the approved blueprint and in the time frame outlined in the implementation plan. Reputation management. Delivering on the people pipeline with focus on executive team succession, critical skills, and a continued focus on diversity.	30%	Introductory meetings held at various levels of government in the US, as well as with US diplomatic corps in our other operating jurisdictions. Will establish relationship with new administration in 2025. Operating model delivered in line with plan for 2024 with enhanced effectiveness already being seen. Additional work planned for 2025. Progress on talent pipeline with a solid bench of successors for each executive member. All critical skills roles have identified successors. Gender diversity has progressed to approximately 20% at executive and senior leadership levels combined. Conducted media engagements and interviews around results and acquisition to ensure performance and strategy were clearly explained.
Total	**100%**	


Section 2: Annual Remuneration Report *continued*

Gillian Doran: Total remuneration outcomes

Maximum cash bonus opportunity: 114% of salary	Final cash bonus results: 79.80%
(target opportunity of 76% of salary)	
Maximum Transition Incentive Awards opportunity: 63% of salary	Final Transition Incentive Award results: 44.42%
(target opportunity of 42% of salary)	

Gillian Doran: Performance incentive outcomes

2024 Performance outcome (CFO)	Transition Incentive Award outcome	Annual Cash Bonus Award outcome	Total Incentive Award for 2024
Total % for Company performance (%):	105.75	100.00	
Weighting (%):	100.00	80.00	
A - Company performance weighted outcome (%):	105.75	80.00	
Individual performance results (%):		20.00	
Individual performance weighting:		x	
Performance rating award correlation (%):		125.00	
B - Opportunity based on individual performance (%):		25.00	
Total % of Pay opportunity (A+B) (%):	105.75	105.00	
	x	x	
On-target total cash bonus opportunity (as % of base pay)	14.00	76.00	
On-target total share award opportunity (as % of base pay)	28.00	—	
Final cash bonus result (as % of base pay)	14.81	79.80	
Final share award result (as % of base pay)	29.61	—	
	x	x	
	627,343	627,343	
Annual Cash Bonus ($):	92,878	500,620	593,498
Annual deferred share portion (to vest after three years) ($):	185,756	—	185,756
Total Incentive Award for 2024 ($)	**278,634**	**500,620**	**779,254**


Section 2: Annual Remuneration Report *continued*

Gillian Doran: Key objectives and achievements 2024 (20% weighting on annual cash bonus)

Scorecard	Weighting (%)	Performance achieved
Leadership and stakeholder engagement	10	• Maintained the established relationships with external stakeholders, including government officials, existing and prospective investors and sell-side analysts; met with all three rating agencies and established a good cadence with the new auditors. • Through engagement with the COO, established a reporting framework and annual business plan.
Projects	10	• Contribution in assessing the value of the Centamin transaction and ensuring our technical due diligence review had the appropriate level of value assigned. • Significant work done on the implementation of our finance and supply chain operating model based on the newly developed finance design and vision, significantly enhancing the effectiveness of the function.
Liquidity, credit ratings and balance sheet management	15	• Maintained a strong balance sheet bolstered by record gold pricing and absolute focus on working capital management with an adjusted net debt[APM] to adjusted EBITDA[APM] ratio of 0.2x. • Improved free cash flow[APM] conversion due to the focus of the regional CFOs and the engagement with our operations. • Credit rating agencies moved outlook from negative to stable. Dividends paid out of Argentina for the first time in two years.
Cost discipline and cash preservation measures	40	• Strong focus on external reporting and supporting the transition to US GAAP. • Completed the design of our cost leadership and contractor management frameworks.
Governance and risk management	15	• Significant improvement in Delegation of Authority discipline with no capital spend outside of the appropriate management investment committee guidelines.
People	10	• Building and maintaining the talent within the discipline through senior recruitment and managing talent and succession.
Total	**100**	



Section 2: Annual Remuneration Report *continued*

Executive Directors' current shareholdings (audited)

The Committee is of the opinion that share ownership by the Executive Directors demonstrates their commitment to AngloGold Ashanti's success and serves to reinforce alignment between executive and shareholder interests. AngloGold Ashanti has a minimum shareholder requirement (MSR) for Executive Directors, which has subsequently been revised, as per the table below:

Director MSR requirement

	Within six years of appointment/ from introduction of revised MSR	Holding requirement	Post-termination holding period effective 1 January 2022
CEO	300% of net annual base salary	Throughout employment as a director or an executive officer	The post-termination MSR will be required based on the MSR policy at the time of termination. Should the executive depart (or no longer serve as a director or executive management team member) before they have achieved the MSR, all vested shares allocated effective 1 January 2022 onwards from the Company's share incentive scheme will be held for one year post-termination.
CFO	250% of net annual base salary		The holding will be up to their required MSR.

The following count towards an individual MSR:

• Ordinary shares purchased on the market, either directly or indirectly

• Vested share awards from AngloGold Ashanti's share incentive schemes

• Previously granted DSP awards (vested and unvested). Unvested awards are not subject to further performance conditions and are included on a post-tax basis

Director shareholding and MSR achievement

Executive	Ordinary shares as at 31 December 2024	DSP Share Awards exercised during the year	Vested and unexercised DSP share awards as at 31 December 2024	Unvested DSP shares awards as at 31 December 2024	Unvested buy out share awards as at 31 December 2024	Six-year target achievement date	MSR holding as at 31 December 2024 as a percentage of net base pay (%)
A Calderon	55,764	54,970	—	346,514	—	September 2027	625
GA Doran	12,384	10,883	—	51,261	12,073	January 2029	262



Sukari, Egypt


Section 2: Annual Remuneration Report *continued*

Share awards granted in the year (audited)

In 2024, an allocation of awards under the legacy DSP was made following the end of the 2021-2023 performance period. This was the last allocation of awards under the DSP. On 27 August 2024, the Company granted conditional awards over shares in the Company's 2024 Omnibus Incentive Compensation Plan (the "Omnibus Plan"), to facilitate the transition from the backward-looking DSP to a forward-looking PSP. The award of these grants was delayed from 26 February 2024, the date they would have been granted in the ordinary course, to enable the Company to complete implementation of the new incentive structure following shareholder approval of the Omnibus Plan at the Annual General Meeting of shareholders on 28 May 2024. To ensure recipients of the grants were neither advantaged nor disadvantaged by the change in the Company's stock price between 26 February 2024 and the grant date, the Company determined the number of awards granted to recipients as it would have done in the ordinary course, using the five-day trailing Volume-Weighted Average Share Price ("VWAP") to 26 February 2024 ($17.75).

The DSP share awards granted to the Executive Directors are due to vest over a five-year period from 2025 to 2029 in equal tranches. The PSP share awards granted to the Executive Directors, based on performance for the period 2024-2026, are due to vest in 2027 subject to the achievement of the Company performance conditions.

Share awards granted 2024

Executive	Scheme	Basis of award (% of salary)	Face value ($)	Number of shares	End of performance period	Vesting period
A Calderon	DSP	180	2,986,101	168,231	N/A	Over 5 years
	PSP	170	2,871,504	161,774	December 2026	After 3 years
GA Doran	DSP	167	909,899	51,261	N/A	Over 5 years
	PSP	152	953,562	53,721	December 2026	After 3 years

The number of shares that vest under the PSP will be based on the following Company performance measures:

• Relative TSR versus gold mining peers – weighting 40%

• Improving costs relative to gold peers (relative AISC) – weighting 25%

• Growth – executing project delivery on key assets – weighting 25%

• ESG – weighting 10%

Where the following determines the measures:

Relative TSR and relative AISC measures: Performance will be measured against a defined peer group of companies (Gold Fields, Barrick Gold, Newmont, Kinross, Agnico Eagle, B2Gold, IAMGOLD, Evolution Mining, Northern Star, Endeavour, SSR Mining, Harmony and Sibanye-Stillwater) over the three years to 31 December 2026. Threshold vesting of 50% of target will be for 35th percentile performance, target vesting of 100% of target will be for 50th percentile performance, and maximum vesting of 200% of target will be for 80th percentile performance.

Growth pipeline: This measure will be based on the execution plans for North Bullfrog, the Expanded Silicon project and Obuasi over the period to the end of 2026. Performance will be assessed against a robust scorecard which will be disclosed following the performance period.

ESG: This measure will be based on the decarbonisation of the operational energy mix over the three years to 31 December 2026. Based on the cumulative annual carbon intensity budgets over the period, aligning with AngloGold Ashanti's goal to achieve a 30% reduction in Scope 1 and 2 emissions by 2030, as compared to 2021. Threshold vesting of 50% of target will be for achieving 110% of the carbon intensity budget, target vesting of 100% of target will be for meeting the carbon intensity budget, and maximum vesting of 200% of target will be for achieving 95% of the carbon intensity budget.


Section 2: Annual Remuneration Report *continued*

Review of past performance

The graph below illustrates AngloGold Ashanti's six-year share performance position against the NYSE Arca Gold Miners Index. This index has been chosen as it provides a comparison to the performance of other NYSE-listed gold miners over the period:



Chief Executive Officer pay history

The table below summarises CEO remuneration outcomes for 2023 and 2024. Over time, this will build to show CEO remuneration for AngloGold Ashanti over a 10-year period.

	2024	2023
CEO total remuneration ($)	4,612,175	7,167,594
Annual Cash Bonus Award (% of maximum)	73.33	—
Transition Award (% of maximum)	70.50	—
Legacy DSP award (% of maximum) (Cash and Shares)	—	60.10

The decline in total remuneration from 2023 to 2024 is due to no share awards being earned during the 2024 performance year as the first vesting of the Performance Share Plan awards will take place in 2027.

Chief Executive Officer pay ratio

As the Company has fewer than 250 employees in the UK, there is no formal requirement to disclose the CEO pay ratio. However, the Committee is mindful of the relationship between executive remuneration and that of our broader workforce and therefore looks at the differential between CEO pay and that of the wider workforce from a number of perspectives, including looking at year-to-year changes and how the wage differential compares with pay/

remuneration practices in companies within our benchmarking peer group, recognising that reporting requirements differ across jurisdictions.

The CEO pay ratio is determined using the CEO's total remuneration against pay for all AngloGold Ashanti employees, measured over the 12 months resulting in a median pay differential of 263:1. Having reviewed the outcomes of this exercise, the Committee is comfortable that the wage differential is consistent with AngloGold Ashanti's reward principles and practices, and is not out of line with remuneration trends in other global gold mining companies.

Overview of Executive Management pay

The Committee is also responsible for oversight of the remuneration of the executive management team. Under UK law, the Company is not required to disclose remuneration details for executive roles other than the Executive Directors. However, to provide continuity we provided an overview of our executive management remuneration outcomes for 2024, and the related incentive structures in place.

In 2024, in addition to the CEO and CFO, executive management comprised Lisa Ali, Chief People Officer; Stewart Bailey, Chief Sustainability and Corporate Affairs Officer; Terry Briggs, Chief Development Officer; Marcelo Godoy, Chief Technology Officer; Richard Jordinson, Chief Operating Officer; and Lizelle Marwick, Chief Legal Officer.

Throughout 2024, our executive management team received a base salary, pension benefits, other benefits and participated in the Annual Cash Bonus (STI), PSP and will receive transition incentive awards on the same basis as the CEO and CFO.

For 2024, the total salary paid for this population was $3.3m, the total for pension contributions was $0.4m, and the total for benefits, final 2023 relocation reimbursements and medical insurance was $0.6m.

The executive management team participated in the 2024 incentive schemes using the same performance scorecard measures and outcomes as that for Executive Directors set out on page 122, with a 20% weighting for individual performance under the cash bonus.

The cash bonus target opportunity was 70% of salary, and a maximum opportunity of 150% of target. Based on performance achieved over 2024, the average cash bonus outcome for this group was 74.5%, resulting in an overall total payment of $2.5m. For the transition plan the target opportunity was 40% of salary, and a maximum opportunity of 150% of target. The average outcome for the 2022–2024 transition incentive award for this group was 42.3%, resulting in an overall transition incentive award of $1.5m (one-third was paid in cash ($0.5m), and two-thirds was delivered in shares ($1.0m) deferred over a three-year period).



Section 2: Annual Remuneration Report *continued*

Inclusion, Diversity and Equity

Inclusion, Diversity and Equity (ID&E) are key priorities for the Committee, the Board and executive team to ensure the success and sustainable growth of AngloGold Ashanti.

Our approach aligns with the United Nations Sustainable Development Goals (SDGs), particularly Goal 5 and Goal 10, as well as the United Nations Global Compact's Women Empowerment Principles (WEPs). These principles reinforce our commitment to the SDGs, advocating for equal female representation, participation, and leadership in the global business landscape.

As a member of the International Council on Mining and Metals (ICMM), we are committed to its performance requirements, focusing on eliminating all forms of workplace harassment and unfair discrimination while proactively working to achieve gender equity and emphasising psychological safety alongside physical health and safety.

In 2023, we developed and implemented a new ID&E strategy. We believe that cultivating an inclusive culture enables our ability to retain and attract the best talent at all levels. Our ID&E vision is to foster a safe, inclusive and equitable workplace that reflects the communities in which we operate and where everyone can thrive.

In line with our diversity metrics, we continue to measure gender diversity at both senior and executive leadership levels, as well as our overall female representation across the workforce. We have a gender diverse team at the executive level (38% female) and Board level (36% female).

At the Board level, AngloGold Ashanti has achieved gender parity in line with International Labour Organization (ILO) standards and exceeds the 30% goal for leading mining companies.

Female representation in senior management (Stratum IV and above) has continued to rise, increasing from 16% in 2022 to almost 20% in 2024, the highest since 2012. Overall female representation in management (including executive, senior and middle management) has also risen to 22% in 2024, up from 20% in 2022. Additionally, global female employee representation, has risen to 14%, up from 12% in 2022. This increase is attributed to the reinforcement of other supporting diversity metrics (not linked to the incentive scheme), including the 50% recruitment goal for candidate slates and 30% female representation in talent and succession pools for leadership and critical roles.

Our 50% recruitment goal ensures we remain intentional in our recruitment efforts, in line with our ID&E strategy to remove barriers to inclusion and increase female talent within the organisation.

Over the past three years, the Company has made steady progress, with the average percentage of female candidates shortlisted rising from 24% in 2022 to 34% in 2023. In 2024, multiple business units and central functions increased the total number of females shortlisted compared to 2023. However, other locations struggled to meet their targets, leading to an overall performance rating of 17%.

AngloGold Ashanti has equally placed a greater focus in working towards achieving gender pay parity across all regions and occupational levels within the organisation in line with the Company's remuneration and pay philosophy. The gender pay-gap differentials analysis for 2024 at middle management level and above shows that men were paid 10.63% more than women. The Committee continues to make gender pay parity a key management focus area.

Cerro Vanguardia, Argentina



Section 2: Annual Remuneration Report *continued*

Non-executive Directors

Fees and allowances

The table below sets out the Non-executive Director (NED) fees which were approved by AngloGold Ashanti shareholders in 2024. No changes were made to NED fees during 2024. Since the restructuring, responsibility for the NED remuneration structure has been with the Nominations and Governance Committee.

	Fee ($)
Board meetings	
• The remuneration payable in terms of Board fees is for five Board meetings annually	
• Each Non-executive Director is entitled to an allowance for each Board meeting attended, in addition to the five Board meetings scheduled per annum	
Chairperson	**295,800**
Lead Independent Director	**163,200**
Non-executive Directors	**122,400**
Allowance per meeting for attendance at special Board meetings by the Chairperson	**13,000**
Allowance per meeting for attendance at special Board meetings by each Non-executive Director	**3,500**
Committee meetings	
• Remuneration payable for four meetings per annum	
• Each Non-executive Director will be entitled to an allowance for each Board Committee meeting attended by such Director in respect of those committees which meet on an ad hoc basis, including any special purpose committee established by the Board or required by statutes or regulation as follows:	
Chairperson of the Audit and Risk Committee	**35,000**
Members of the Audit and Risk Committee	**20,000**
Chairperson of the Remuneration and Human Resources Committee	**35,000**
Members of the Remuneration and Human Resources Committee	**20,000**
Chairperson of the Investment Committee [1]	**32,500**
Members of the Investment Committee [1]	**20,000**
Chairperson of the Social, Ethics and Sustainability Committee	**32,500**
Members of the Social, Ethics and Sustainability Committee	**20,000**
Chairperson of the Nominations and Governance Committee	**32,500**
Members of the Nominations and Governance Committee	**20,000**
Additional fee per meeting for ad hoc committee meetings	**3,500**
Board travel allowance per overnight away (in addition to the travel allowance payable, the Company will cover reasonable accommodation and sundry costs)	**1,250**

(1) On 31 March 2024, the Investment Committee ceased to exist and, with effect from 1 April 2024, its duties and responsibilities were assumed by the Board.


Section 2: Annual Remuneration Report *continued*

The table below details the fees and allowances paid to NEDs during the year in line with the policy as approved by AngloGold Ashanti shareholders. There was no change in NED fee levels for 2024. The changes listed from 2023 to 2024 in the table below reflect differences in fees paid to each director taking into account partial year service, ad hoc meetings and travel allowances. A full review of NED fees, including shareholding requirements, was initiated in 2024 and remains ongoing. This review takes into account the governance frameworks applicable to the Group, as well as market and best practice for US-listed companies, and is expected to be completed in 2025.

Non-executive Directors: Fees and allowances ($) (audited)

US dollars	Director's fees [1]	Committee fees [2]	Travel allowance	Total	Director's fees [1]	Committee fees [2]	Travel allowance	Total
	2024				**2023**			
JE Tilk (Chairperson) [3]	225,000	58,800	25,000	308,800	136,400	101,500	17,500	255,400
R Gasant (Lead Independent Director)	163,200	87,000	28,800	279,000	177,200	89,000	6,250	272,450
KOF Busia	122,400	57,500	27,500	207,400	136,400	78,000	38,750	253,150
B Cleaver [4]	54,300	17,800	—	72,100	—	—	—	—
AM Ferguson	122,400	85,500	5,000	212,900	136,400	87,500	17,500	241,400
AH Garner	122,400	64,400	22,500	209,300	136,400	62,000	16,250	214,650
SP Lawson [5]	96,800	36,600	16,300	149,700	136,400	62,000	18,750	217,150
J Magie	122,400	25,000	27,500	174,900	64,700	23,500	18,750	106,950
N Newton-King [4]	54,300	17,800	11,300	83,400	—	—	—	—
MDC Ramos [6]	120,800	13,300	10,000	144,100	328,800	36,375	6,250	371,425
MC Richter [6]	50,000	34,100	7,500	91,600	136,400	80,500	15,000	231,900
D Sands	122,400	43,500	21,300	187,200	64,700	20,000	18,750	103,450
Total	**1,376,400**	**541,300**	**202,700**	**2,120,400**	**1,453,800**	**640,375**	**173,750**	**2,267,925**

(1)   Includes the annual base fee paid to the NEDs as well as the fees paid for special Board meetings.

(2)   Includes the fee paid to the individual for their committee membership and committee chairperson role, where applicable, as well as fees paid for special committee meetings. In 2024 this included fees for the Transaction Committee convened to consider the Centamin acquisition.

(3)   J Tilk became Board Chairperson on 28 May 2024.

(4)   B Cleaver and N Newton-King were appointed to the Board on 22 July 2024.

(5)   S Lawson resigned from the Board on 15 October 2024.

(6)   M Ramos and M Richter retired from the Board on 28 May 2024.

Shareholdings and Minimum Shareholding Requirements (MSR)

The NEDs have a minimum shareholding policy which requires them to hold shares in AngloGold Ashanti equivalent to 150% of their annual base fee. Normally NEDs are expected to meet this requirement within the later of four years from appointment to the AngloGold Ashanti plc Board and the adoption of the policy, or any increase in fee level, with progress towards half of the guideline expected after two years. If a decline in the share price causes a NED to fall below MSR based on the prevailing market price, the NED is not required to purchase further shares, although the NED must refrain from disposing of any shares until compliance has been achieved.

The current policy was adopted by AngloGold Ashanti in February 2024 and the Nominations and Governance Committee has responsibility for reviewing this policy and is also responsible for making recommendations to the Board for NED fees.

The following table illustrates the level of compliance with this minimum shareholding requirement. It sets out the interests of the NEDs and their connected persons in the share capital of the Company as at 31 December 2024, or their date of cessation if earlier, and at 31 December 2023.


Section 2: Annual Remuneration Report *continued*

Non-executive Directors: Shareholdings (audited)

	Shares held (ordinary shares)		Minimum Shareholding Requirement (MSR)	
	31 December 2024	31 December 2023	Four-year target achievement date	Percentage of MSR target achieved as at 31 December 2024 [6]
JE Tilk (Chairperson) [1]	2,800	2,800	May 2028	15
R Gasant (Lead Independent Director)	—	—	February 2028	—
KOF Busia	4,000	4,000	February 2028	50
B Cleaver [2]	—	—	July 2028	—
AM Ferguson	5,000	5,000	February 2028	63
AH Garner	30,000	30,000	February 2028	377
SP Lawson [3]	2,830	2,830	February 2028	36
J Magie	5,000	5,000	February 2028	63
N Newton-King [2]	—	—	July 2028	—
MDC Ramos [4]	4,000	4,000	February 2028	21
MC Richter [5]	11,300	11,300	February 2028	142
D Sands	3,000	3,000	February 2028	38

[1] Mr Tilk assumed the role of Chairperson of the Board on 28 May 2024; his MSR is tested against the fee received as Chairperson. Where increases to holdings requirements occur, the Non-executive Director is required to achieve revised compliance levels.

[2] Mr Cleaver and Ms Newton-King were appointed to the Board on 22 July 2024.

[3] Mr Lawson resigned from the Board on 15 October 2024, this table reflects his interest at 15 October 2024.

[4] Ms Ramos retired from the Board on 28 May 2024, this table reflects her interest at 28 May 2024.

[5] Ms Richter retired from the Board on 28 May 2024, this table reflects her interest at 28 May 2024. 1,000 shares were held indirectly by Ms Richter's husband.

[6] For the purpose of the MSR, shares are valued on the basis of the greater of a) the original purchase price, b) the share price on the date on which this policy was adopted being 20 February 2024, and c) the prevailing market price on 31 December each year.

The NEDs did not participate in the Company's share incentive scheme and therefore have no unvested share awards as at 31 December 2024.

Statement of shareholders' voting at Annual General Meeting

The Directors' Remuneration Report and Directors' Remuneration Policy for the 2023 reporting period were tabled by AngloGold Ashanti at the Annual General Meeting held on 28 May 2024. The table below details the results of these resolutions.

	Votes For (%)	Votes Against (%)	Votes Withheld/ Abstentions (number of votes)
Directors' Remuneration Report	85.19	14.81	898,479
Directors' Remuneration Policy	94.75	5.25	1,076,534

The approved Directors' Remuneration Policy remains in place with no changes ensuring the best approach for both the Company and the Shareholders. The policy can be viewed in the Company's ***Annual Report 2023*** (pages 130 to 138) or on our website ***www.anglogoldashanti.com***.

Advisers to the Compensation and Human Resources Committee

The Committee, which is comprised solely of independent Non-executive Directors, engages independent advisers in relation to remuneration related matters. After a detailed tender process, Deloitte LLP was appointed by the Committee as the independent remuneration advisers for AngloGold Ashanti with effect from May 2022.

Deloitte is a member of the Remuneration Consulting Group and, as such, operates under the Code of Conduct in relation to executive remuneration consulting. During the year, the Committee reviewed the advice provided by Deloitte and confirmed that it has been objective and independent. The Committee also determined that the Deloitte partner who provides remuneration advice to the Committee does not have any connections with the Company that may impact their independence.

During the year, Deloitte provided advice to the Committee on a range of remuneration topics, including market updates, advice on share incentive schemes, annual reporting and legislative and governance guidance. Their consultants attended all Committee meetings. In relation to their advice, the total Deloitte fees for 2024 were $147,578. Fees are charged on a time and materials basis. Deloitte also provided the Company with reward consulting advice, technical accounting advisory services, and other employee and tax-related services to the Group during the year.

The Committee also made use of the services of Mercer, who provided global survey data and analysis. Mercer's charges for the bespoke executive survey amounted to $76,835.



Section 2: Annual Remuneration Report *continued*

Remuneration in 2025

The table below outlines the proposed 2025 implementation of the Directors' Remuneration Policy.

Base salary	For 2025, A Calderon will have a base salary of $1,722,902 and GA Doran will have a base salary of $752,812. The increase in the CEO's salary equates to the average salary increase awarded to the US workforce (2%). The CFO's base salary has been adjusted to provide competitive pay relative to the market, ensures retention, and is fully reflective of her contribution in the role since appointment.
Benefits and pension	No change for 2025. The Executive Directors will continue to receive benefits and pension contributions in line with their current terms. No further relocation payments will be made.
Annual cash bonus	Target award opportunities for 2025 will be: A Calderon: 85% of salary (reduced from 100% of salary to accommodate Transition Incentive Awards) GA Doran: 76% of salary (reduced from 90% of salary to accommodate Transition Incentive Awards) Awards for Executive Directors will be based 80% on Company performance and 20% on individual strategic objectives. The Company scorecard will be based on the following measures: • Production – weighting 25% • Costs (AISC^{APM} 15% and total cash costs^{APM} 15%) – weighting 30% • Free cash flow^{APM} (pre-growth capital) – weighting 10% • Maintain long-term optionality – Mineral Resource and Mineral Reserve – weighting 15% • People and ESG – weighting 20%
Performance Share Plan	Awards will be granted using the target award opportunities for 2025 as per below: A Calderon: 170% of salary (reduced from 200% of salary to accommodate Transition Incentive Awards) GA Doran: 152% of salary (reduced from 180% of salary to accommodate Transition Incentive Awards) Awards for Executive Directors will be based on performance to the end of December 2027. The performance criteria are expected to be similar to awards granted in 2024, with vesting based on the following measures: • Relative TSR versus gold mining peers • Improving costs relative to gold mining peers • Growth – executing project delivery on key assets • ESG goals
Transition arrangements	The final transition incentive awards will be applied for the period 2023 to 2025. These awards are of equal value to the TSR element of the legacy DSP (i.e. a target opportunity of 45% of salary for the CEO and 42% of salary for the CFO). To ensure that overall incentive opportunities remain appropriate, the target Annual Cash Bonus (STI) and PSP opportunity for 2025 awards has been reduced so that the overall total target remuneration remains unchanged. These awards will be measured in accordance to the TSR vesting schedule and peer groups used under the legacy DSP. These awards are delivered one-third in cash and two-thirds in shares which will vest after three years.
Non-executive Directors	The NED fees and payment structure remains unchanged. A full review of the NED fees is underway taking into account the governance frameworks applicable to the Group, market and best practice for US-listed companies and the evolving time commitment associated with the role.


Section 2: Annual Remuneration Report *continued*

Change in directors' pay for the year in comparison to that of AngloGold Ashanti employees

	2023 to 2024			2022 to 2023		
	Base salary/ fee (%)	Benefits (%)	Total share award (%)	Base salary/ fee (%)	Benefits (%)	Total share award (%)
Executive Directors						
A Calderon	2.00	(80.43)	(82.05)	3.50	6,208	(11.87)
GA Doran	15.00	(43.14)	(79.58)	—	—	—
Non-executive Directors						
JE Tilk (Chairperson)	20.91	—	—	(1.64)	—	—
R Gasant (Lead Independent director)	2.40	—	—	(3.11)	—	—
KOF Busia	(18.07)	—	—	6.08	—	—
B Cleaver	100.00	—	—	—	—	—
AM Ferguson	(11.81)	—	—	(2.92)	—	—
AH Garner	(2.49)	—	—	12.88	—	—
SP Lawson	(31.06)	—	—	11.27	—	—
J Magie	63.53	—	—	—	—	—
N Newton-King	100.00	—	—	—	—	—
MDC Ramos	(61.20)	—	—	(0.57)	—	—
MC Richter	(60.50)	—	—	(100.00)	—	—
D Sands	80.96	—	—	0.76	—	—
Average of AngloGold Ashanti employees	4.34	2.17	(2.21)	4.77	16.67	23.42

Notes:

The change in benefits for A Calderon and GA Doran is due to the payment of a one-off relocation allowance in 2023, in line with the Company's standard policy for internationally mobile employees. The implementation of the new incentive scheme had an impact on the change on total share awards for both A Calderon and GA Doran.

There was no change in Non-executive Director fee levels for 2024. The changes listed from 2023 to 2024 in the above table reflect differences in fees paid to each director taking into account partial year service, ad hoc meetings and travel allowances.

Relative importance of spend on:

US dollar millions	2024	2023	% change
Total staff costs	796	752	5.85 %
Dividends paid	172	91	89.01 %

Payments for loss of office and payments to past directors (audited)

No payments were made to past directors in the period.

This Directors' remuneration report is approved by order of the Board.

Jochen Tilk
Chairperson
26 March 2025


Directors' report

The directors present their report and the audited financial statements for the year ended 31 December 2024.

AngloGold Ashanti's directors

AngloGold Ashanti plc currently has 11 directors comprising nine Independent Non-executive Directors and two Executive Directors. Details of the directors of the Company, including biographies, who held office as at 31 December 2024 and up to the date of signing of the financial statements can be located in the *Board biographies* on pages 92 to 95. Maria Ramos and Maria Richter retired from the Board at the conclusion of the 2024 Annual General Meeting (AGM) on 28 May 2024. Scott Lawson resigned from the Board on 15 October 2024.

As announced in December 2024, Rhidwaan Gasant has notified the Board of his intention not to stand for re-election at the 2025 AGM. Full details of all other directors standing for election or re-election at our 2025 AGM, are set out in the notice of meeting.

Corporate governance arrangements

AngloGold Ashanti plc is a public limited company incorporated under the laws of England and Wales, however its ordinary shares are not listed on any securities exchange in the United Kingdom and the Company is not subject to the UK Listing Rules or the UK Corporate Governance Code. The Company has a primary listing on the New York Stock Exchange (NYSE) and secondary listings in South Africa (JSE and A2X) and Ghana. For the purposes of the New York Stock Exchange, the Company is a foreign private issuer, as defined by the US Securities and Exchange Commission (SEC) and is not subject to the corporate governance rules which would apply to a US domestic issuer listed on the NYSE. Following the corporate restructure in 2023, the Company is obliged to follow the Johannesburg Stock Exchange rules as a secondary listed company.

In light of the above, the Company has not applied any single external corporate governance code and instead has applied the corporate governance arrangements set out in the *Corporate governance report*. The Board reviews the corporate governance arrangements on an ongoing basis to ensure they remain appropriate.

Directors' interests

The beneficial interests in the ordinary shares of the Company by the directors of AngloGold Ashanti plc at 31 December 2024 can be located in *Section 2: Annual Remuneration Report* on pages 119 to 136.

Directors' indemnities

Each director is covered by appropriate directors' and officers' liability insurance, and there are also Deeds of Indemnity in place between the Company and each director. These Deeds of Indemnity provide for the Company to indemnify the directors, to the extent permitted by law, in respect of any proceedings brought by third parties against them personally in their capacity as directors of the Company. The Company would also fund ongoing costs in defending a legal action as they are incurred or are to be incurred.

Conflicts of Interest

In accordance with the UK Companies Act 2006 and the Company's Articles of Association, the Board may authorise conflicts of interest. Directors are required to declare their interests quarterly and to disclose any conflicts of interest. If a conflict arises, the Board will assess the extent to which the conflict may impact the performance of a director's duties on the Board. Any new interest or potential conflict is declared at each meeting.

Board members may hold external directorships and other outside business interests. The Board is mindful of the benefits that this can bring. The Board Corporate Governance Guidelines contains notification and input requirements before a director can accept an invitation to serve on another public company Board or its Audit or Compensation Committees and must comply with certain requirements relating to the number of Board and Audit Committee roles a director may hold. Details of the directors' external appointments can be found in their biographies on pages 92 to 95.

Company details and branches outside the UK

The Company is a public limited company incorporated in England and Wales with registered number 14654651. The Company's registered office address is 4th Floor, Communications House, South Street, Staines-Upon-Thames, Surrey, TW18 4PR, United Kingdom. The Global Headquarters are at 6363 S. Fiddlers Green Circle, Suite 1000, Greenwood Village, CO 80111, USA.

AngloGold Ashanti's operations are divided into the Africa, Australia and Americas regions. These regions correspond with AngloGold Ashanti's business segments.

Day-to-day management of the Group is entrusted to AngloGold Ashanti's executive management team, led by the Chief Executive Officer. Support is provided to the executive management team in managing AngloGold Ashanti's corporate activities at both the central and local levels. AngloGold Ashanti plc has investments in principal subsidiaries and joint venture interests. Please refer to *Note 17* of the Group Financial Statements for further details.

The Company, through various subsidiaries, has branches in several different jurisdictions in which the business operates.

Political donations

The Company has not made any political donations, or incurred any political expenditure, in the period under review. In addition, the Company has not made any contributions to a non-UK political party during the period under review. A resolution will be presented to shareholders at the AGM scheduled for 27 May 2025, seeking authority for the Company and any of its subsidiaries to make political donations. Further information can be found in Resolution 16 of the Notice of 2025 AGM.

Dividends

On 19 February 2025, the Company announced that an interim dividend in respect of the six months ended 31 December 2024 of 69 US cents per ordinary share would be paid on or around 28 March 2025 to shareholders on the register on 14 March 2025, with an ex-dividend date of 14 March 2025 for the New York Stock Exchange and 12 March 2025 for each of the Johannesburg Stock Exchange and the Ghana Stock Exchange.


Directors' report *continued*
for the year ended 31 December 2024

Major shareholders

According to information available to the directors, the following are the only shareholders as at 31 December 2024 whose holdings, directly or indirectly, are 5% or more of the ordinary issued share capital of the Company:

Shareholders or their subsidiaries directly or indirectly holding >5% of AngloGold Ashanti's capital [1]	Ordinary shares held			
	31 December 2024		31 December 2023	
	Number	%	Number	%
Public Investment Corporation of South Africa [2]	54,445,405	11.21	74,537,976	17.76
BlackRock Inc.	38,747,508	7.70	34,192,912	8.15

(1) It should be noted that these holdings are likely to have changed since the Company was notified. However, notification of any change is not required until the next notifiable threshold is crossed.

(2) A TR-1 major shareholding notification filed by Public Investment Corporation of South Africa on 10 February 2025 noted a holding of 75,739,566 shares (15.04%).

Share buybacks

The Company has not purchased or acquired any of its own shares, including under any of the exceptions set out in section 659 of the UK Companies Act 2006 or in the circumstances contemplated by section 662(1)(c) or section 662(1)(d) of the UK Companies Act 2006, during the year under review.

Financial risk management objectives, policies and hedging arrangements

Under the financial and risk management policy, hedges may be put in place using approved instruments over the Group's planned gold production and resultant gold sales and currency exposures. Hedges may also be put in place to cover critical elements of the Group's input costs, such as oil. The financial and risk management policy sets trading limits for the various levels of treasury management from dealer, through to the treasurer and executive management team. This is in accordance with the Group's Delegation of Authority.

The financial risk management objectives of the Group are as follows:

- Safeguarding the Group's core earnings stream from its major assets through the effective control and management of gold and other commodity price risk, foreign exchange risk and interest rate risk

- Effective and efficient usage of existing cash and credit facilities in both the short and long term through the adoption of reliable liquidity management planning and procedures

- Ensuring that financial market transactions are undertaken with creditworthy counterparts

- Ensuring that all contracts and agreements related to financial risk management activities are co-ordinated and consistent throughout the Group, in accordance with the Group's Delegation of Authority, and comply where necessary with all relevant regulatory and statutory requirements

Note 33 to the Group financial statements, containing more information on AngloGold Ashanti's financial risk management objectives, policies and hedging arrangements, is incorporated into this report by reference.

Additional disclosures

Matters reported in the Strategic Report:

The Strategic Report sets out other items required to be disclosed in this Directors' report which are considered to be of strategic importance:

- Details of the Company's activities in the development field, and the likely future developments in the business of the Company are set out under Projects in the *Regional Review – Africa, Regional Review – Americas* and *Regional Review – Australia* sections on pages 30 to 43 as well as in *Exploration and planning for the future* on pages 44 to 47 in the Strategic Report

- Employee diversity, equity, inclusion, equal employment, communication and employee involvement in the company performance. These are set out in the *Reporting on our sustainability performance*, on pages 84 to 90, *Strategy* on pages 10 to 12 and *Engaging with and creating value for stakeholders* on pages 63 to 71 of the Strategic Report

- Details of how the Company fosters its relationships with its suppliers, customers and others can be found in the *Engaging with and creating value for stakeholders* section on pages 63 to 71 of the Strategic Report

- Greenhouse gas reporting and energy consumption set out in *Addressing climate change* on pages 72 to 83 of the Strategic Report

Subsequent events

Note 36 to the Group financial statements, containing details of subsequent events, is incorporated into this report by reference.

Independent auditors

PricewaterhouseCoopers LLP, the Company's Statutory Auditor (Auditor), has indicated its willingness to continue in office and, on the recommendation of the Audit and Risk Committee and in accordance with section 489 of the UK Companies Act 2006, a resolution to re-appoint the Auditor will be proposed at the 2025 AGM.

Statement of directors' responsibilities in respect of the financial statements

The directors are responsible for preparing the Annual Report 2024 in accordance with applicable law and regulation.

Company law requires the directors to prepare financial statements for each financial year. Under that law, the directors have prepared the Group financial statements in accordance with UK-adopted international accounting standards and the company financial statements in accordance with UK Generally Accepted Accounting Practice (United Kingdom Accounting Standards, comprising FRS 102 "The Financial Reporting Standard applicable in the UK and Republic of Ireland", and applicable law).


Directors' report *continued*
for the year ended 31 December 2024

Under company law, directors must not approve the financial statements unless they are satisfied that they give a true and fair view of the state of affairs of the Group and company and of the profit or loss of the Group for that period. In preparing the financial statements, the directors are required to:

- select suitable accounting policies and then apply them consistently;

- state whether applicable UK-adopted international accounting standards have been followed for the Group financial statements and UK accounting standards, comprising FRS 102 have been followed for the Company financial statements, subject to any material departures disclosed and explained in the financial statements;

- make judgements and accounting estimates that are reasonable and prudent; and

- prepare the financial statements on the going concern basis unless it is inappropriate to presume that the Group and Company will continue in business.

The directors are responsible for safeguarding the assets of the Group and Company and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

The directors are also responsible for keeping adequate accounting records that are sufficient to show and explain the Group's and Company's transactions and disclose with reasonable accuracy at any time the financial position of the Group and Company and enable them to ensure that the financial statements and the Directors' Remuneration Report comply with the UK Companies Act 2006.

The directors are responsible for the maintenance and integrity of the Company's website. Legislation in the United Kingdom governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

Directors' confirmations

In the case of each director in office at the date the directors' report is approved:

- So far as the director is aware, there is no relevant audit information of which the Group's and Company's auditors are unaware; and

- They have taken all the steps that they ought to have taken as a director in order to make themselves aware of any relevant audit information and to establish that the Group's and Company's auditors are aware of that information.

This Directors' report is approved by order of the Board and signed on its behalf by Catherine Stead, the Company Secretary.

Catherine Stead

Catherine Stead
Company Secretary
26 March 2025

Annual Financial Statements

MINING TO EMPOWER PEOPLE
AND ADVANCE SOCIETIES

Kibali, Democratic Republic of Congo



Independent auditors' report to the members of AngloGold Ashanti plc

Report on the audit of the financial statements

Opinion

In our opinion:

- AngloGold Ashanti plc's group financial statements and company financial statements (the "financial statements") give a true and fair view of the state of the group's and of the company's affairs as at 31 December 2024 and of the group's profit and the group's cash flows for the year then ended;

- the group financial statements have been properly prepared in accordance with UK-adopted international accounting standards as applied in accordance with the provisions of the Companies Act 2006;

- the company financial statements have been properly prepared in accordance with United Kingdom Generally Accepted Accounting Practice (United Kingdom Accounting Standards, including FRS 102 "The Financial Reporting Standard applicable in the UK and Republic of Ireland", and applicable law); and

- the financial statements have been prepared in accordance with the requirements of the Companies Act 2006.

We have audited the financial statements, included within the Annual Report 2024 (the "Annual Report"), which comprise: the group and company statements of financial position as at 31 December 2024; the group income statement, the group statement of comprehensive income, the group statement of cash flows and the group and company statements of changes in equity for the year then ended; and the notes to the financial statements, comprising material accounting policy information and other explanatory information.

Basis for opinion

We conducted our audit in accordance with International Standards on Auditing (UK) ("ISAs (UK)") and applicable law. Our responsibilities under ISAs (UK) are further described in the Auditors' responsibilities for the audit of the financial statements section of our report. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Independence

We remained independent of the group in accordance with the ethical requirements that are relevant to our audit of the financial statements in the UK, which includes the FRC's Ethical Standard, as applicable to listed entities, and we have fulfilled our other ethical responsibilities in accordance with these requirements.

Our audit approach

Overview

Audit scope

- Our group audit included full scope audits at nine components, which included the group's material equity accounted joint venture, an audit of specific account balances at a further five components, and specified procedures at one component.

- Taken together, the components at which audit work was performed accounted for 100% of group revenue, 97% of group absolute profit before taxation and 97% of group total assets.

Key audit matters

- Measurement of environmental rehabilitation provisions in Brazil and Argentina (group)

- Acquisition of Centamin (group)

- Assessment of indicators of impairment in investment in subsidiaries (company)

Materiality

- Overall group materiality: $57.9 million (2023: $45.8 million) based on 1% of the group's revenue.

- Overall company materiality: $100.9 million (2023: $77.9 million) based on 1% of the company's total assets.

- Performance materiality: $34.7 million (2023: $27.4 million) (group) and $75.6 million (2023: $58.4 million) (company).

The scope of our audit

As part of designing our audit, we determined materiality and assessed the risks of material misstatement in the financial statements.

Key audit matters

Key audit matters are those matters that, in the auditors' professional judgement, were of most significance in the audit of the financial statements of the current period and include the most significant assessed risks of material misstatement (whether or not due to fraud) identified by the auditors, including those which had the greatest effect on: the overall audit strategy; the allocation of resources in the audit; and directing the efforts of the engagement team. These matters, and any comments we make on the results of our procedures thereon, were addressed in the context of our audit of the financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

This is not a complete list of all risks identified by our audit.

Acquisition of Centamin (group) and Assessment of indicators of impairment in investment in subsidiaries (company) are new key audit matters this year. Corporate restructuring (group and company) and Assessment of impairment and impairment reversals for tangible, intangible and right of use assets (group), which were key audit matters last year, are no longer included because of the following reasons. Corporate restructuring (group and company) is not considered a key audit matter in the current year as the restructuring was a non-recurring transaction and the related impacts were accounted for in the prior year's financial statements. Assessment of impairment and impairment reversals for tangible, intangible and right of use assets (group) is not considered to be a key audit matter in the current year as there were no significant judgements required related to indicators of impairment or impairment reversal in the current year or in the determination of recoverable amount where that was required. For the impairment reversal recorded, the determination of the reversal amount was not complex. Otherwise, the key audit matters below are consistent with last year.



Independent auditors' report to the members of AngloGold Ashanti plc *continued*

Key audit matter	How our audit addressed the key audit matter
Measurement of environmental rehabilitation provisions in Brazil and Argentina (group)	
As at 31 December 2024, the group has made provision for environmental rehabilitation that comprises a provision for decommissioning of $203 million (2023: $173 million) and a provision for restoration of $497 million (2023: $452 million), which include significant amounts in respect of the group's operations in Brazil and Argentina.	For all of the group's material environmental restoration and decommissioning provisions in Brazil and Argentina we assessed management's process for the review of environmental restoration and decommissioning provisions and performed detailed testing in respect of the cost estimates.
IAS 37 'Provisions, contingent liabilities and contingent assets' requires provisions to be recorded at the present value of the expected cash flows to settle obligations arising from past events.	We engaged our own internal experts to assess the work performed by management's experts. This included visits by our internal experts to these operations.
We focussed on this area due to the magnitude of the balances and because management's determination of the present value of expected cash flows involves estimation, particularly about the quantum and timing of future costs, taking into account the unique nature of each mining operation, with Brazil and Argentina being particularly complex. These calculations also require management to determine an appropriate discount rate.	Our procedures included: • validating the existence of legal and/or constructive obligations with respect to the provisions and considering whether the intended method of decommissioning and restoration was appropriate;
Management reviews the environmental rehabilitation provision, including the potential impact of climate change, at each reporting period, using experts to provide support where appropriate. Management determined the provision for restoration and the provision for decommissioning taking into account the effects of any changes in local regulation, mining disturbances, rehabilitation activities that have taken place during the year, and management's anticipated approach to decommissioning and restoration.	• evaluating the competence and objectivity of management's experts who produced closure cost estimates; • reading correspondence between management and management's experts, as well as with mining regulatory bodies, where applicable, and holding meetings with the experts, where relevant, to understand their methodology and inputs; • considering whether there were any instances of non-compliance or claims which were not provided for, or other potential costs requiring recognition or disclosure that could be material; and
Refer to *__note 25__* to the group financial statements.	• in assessing the appropriateness of closure cost estimates, we focussed on validating that costs underpinning the accounting provision represent management's and the experts' best estimate of expenditure, based on the current extent of mine disturbance as well as any risk adjustments included in the estimate.
	In addition, we assessed the timing and currency of the cash flows and discount rates applied to calculate the present value of estimated costs by comparing the rates applied by management to the yields on government bonds with maturities approximating the timing of cash flows for each territory and currency. We also confirmed that management's inflation assumptions were reasonable.
	We validated the integrity of formulae and mathematical accuracy of management's calculations.
	Based on the procedures performed, we noted no material issues arising from our work.


Independent auditors' report to the members of AngloGold Ashanti plc *continued*

Key audit matter	How our audit addressed the key audit matter
Acquisition of Centamin (group)	
The group acquired Centamin plc on 22 November 2024 for a total consideration of $2,226 million, comprising $148 million in cash and $2,078 million in shares of AngloGold Ashanti plc.	Our audit procedures in respect of the acquisition accounting, including the provisional fair value of assets acquired and liabilities assumed, included the following:
The transaction is considered to be a business combination in accordance with IFRS 3 'Business combinations' and has been accounted for using the acquisition method. Accounting for business combinations is complex and involves significant judgements and estimates, including in the determination of the fair value of assets acquired and liabilities assumed.	• reading the sale and purchase agreement to gain an understanding of the assets acquired, liabilities assumed and the overall nature of the transaction, including assessing whether the transaction was appropriately accounted for as a business combination in accordance with IFRS 3;
We focussed on this area due to the magnitude of the balances, the complexity in the accounting for the transaction and the significant judgements and estimates made in the determination of the provisional fair value of assets acquired and liabilities assumed. Specific to Centamin, management also had to apply significant judgement in the assessment of control of the subsidiary which operates the Sukari mine.	• evaluating the competence and objectivity of management's experts who were engaged to determine the provisional fair value of assets acquired and liabilities assumed; • testing the consideration, including the cash paid and the issuance of shares in AngloGold Ashanti plc;
Management engaged external valuations experts to support them in determining the provisional fair value of assets acquired and liabilities assumed required by IFRS 3.	• testing the completeness and accuracy of assets acquired and liabilities assumed on the effective date; and
Refer to *notes 13* and *17* to the group financial statements.	• with the assistance of our internal valuations experts, challenging management's determination of the provisional fair value of assets acquired and liabilities assumed, including assessing the reasonableness of key assumptions, benchmarking to external data, considering potential alternative outcomes, and testing of detailed calculations and models used.
	Our audit procedures in respect of the assessment of control of the Sukari mine included, with the assistance of our internal accounting technical specialists:
	• reading the Concession Agreement which governs the relationship between Centamin and EMRA and the operation of the Sukari mine, minutes of those charged with governance of the Sukari mine, and other relevant documentation;
	• challenging the technical merits of management's assessment of control of the Sukari mine based on the evidence available; and
	• considering the appropriateness of the accounting for the non-controlling interest in the Sukari mine.
	In addition, we reviewed the disclosures in *notes 13* and *17* to the group financial statements to ensure compliance with IFRS.
	Based on the procedures performed, we noted no material issues arising from our work.



Independent auditors' report to the members of AngloGold Ashanti plc *continued*

Key audit matter	How our audit addressed the key audit matter
Assessment of indicators of impairment in investment in subsidiaries (company)	
As a result of the Centamin acquisition, the company's investment in subsidiaries has increased from $7,777 million to $10,023 million.	In respect of the company's investment in subsidiaries, we evaluated and challenged management's assessment and judgements in relation to the identification of impairment indicators.
Judgement is required to assess whether indicators of impairment exist and, where indicators are identified, to determine whether the recoverable amount is not lower than the investment carrying value.	We independently performed an assessment of other potential internal and external impairment indicators, including considering the market capitalisation of the group with reference to the carrying value in the company of the investment in subsidiaries.
We focussed on this area due to the magnitude of the balance in the context of the company financial statements and the judgement required.	We also reviewed the disclosures in _**note 6**_ to the company financial statements to ensure compliance with FRS 102.
In assessing for impairment indicators, management considered whether the underlying net assets of the investment support the carrying amount, the nature of the underlying assets, the market capitalisation of the group and whether other facts and circumstances could also be an indicator of impairment.	Based on the procedures performed, we noted no material issues arising from our work.
Based on management's assessment, no impairment indicators were identified.	
Refer to _**note 6**_ of the company financial statements.	

How we tailored the audit scope

We tailored the scope of our audit to ensure that we performed enough work to be able to give an opinion on the financial statements as a whole, taking into account the structure of the group and the company, the accounting processes and controls, and the industry in which they operate.

The group is organised into four reportable segments - three based on geographical region (Africa, Australia and Americas) plus Projects. The Africa, Australia, Americas and Projects segments are further divided into specific mining operations or exploration projects. The Africa segment includes a material equity accounted joint venture which is not operated by the group. All of the group's mining activities are primarily focussed on the exploration for, and/or production of, gold. We identified each mining operation and project as a component, with each component typically representing a discrete operation, except in the case of Australia and Centamin which were defined as one component each. The group's accounting processes are structured around a local finance function at each component or geographical location, supported by the group's central functions which are primarily located in Johannesburg, South Africa, and Denver, United States.

In establishing the overall approach to the group audit, we determined the type of work that needed to be performed at each component by us as the group engagement team and by our component audit teams from other PwC network firms operating under our instruction. In determining our audit scope, we considered our overall assessment of risk and materiality, as well as components with specific inherent risks and the overall coverage obtained over each material line item in the group financial statements.

We determined that nine components required an audit of their complete financial information, six of which were assessed as being significant components due to size and/or risk. In addition, five non-significant components required an audit of specific account balances, one of which was the company, and we performed specified procedures at one component.

Where work was performed by component auditors, we determined the level of involvement we needed to have in the audit work at those components to be able to conclude whether sufficient appropriate audit evidence had been obtained as a basis for our opinion on the group financial statements as a whole. Our oversight procedures included the issuance of formal written instructions to the component auditors setting out the work to be performed at each component, regular communication throughout the audit cycle including calls through video conferencing, participation in key meetings and review of component auditor work papers. In addition, members of the group audit team visited component audit teams and local operations in South Africa, Brazil, Argentina, and Ghana during the audit. A senior member of the group audit team was also a member of the Centamin component audit team which facilitated close supervision of the work of the component audit team, including in person in Egypt.

Taken together, the components where we performed our audit work accounted for 100% of the group's revenue, 97% of the group's absolute profit before taxation and 97% of the group's total assets. This, together with the additional procedures performed centrally by the group audit team, including testing the consolidation process, the purchase price allocation on the Centamin acquisition, and certain other financial statement line items; and review of the annual report and financial statements, gave us the evidence we needed for our opinion on the financial statements as a whole.

As the company is a holding company which exists to hold an investment in subsidiaries that comprises the remainder of the group, we focussed our audit work on the investment in subsidiaries, including the significant acquisition in the year.

The impact of climate risk on our audit

As part of our audit we made enquiries of management to understand the process that management adopted to assess the extent of the potential impact of climate risk on the group's and company's financial statements. In addition to enquiries with management, we also read the disclosures included in the Addressing climate change section of the Strategic report and _**note 1.3**_ 'Climate change considerations' in the group financial statements.



Independent auditors' report to the members of AngloGold Ashanti plc *continued*

We challenged the completeness of management's climate risk assessment by challenging the consistency of management's climate impact assessment with minutes of the Board and the Social, Ethics and Sustainability Committee, including whether management have taken account of all relevant aspects of climate change such as physical and transition risks.

Management's Climate Change Strategy is focussed on achieving net zero Scope 1 and Scope 2 GHG emissions by 2050. In terms of the roadmap to achieving this, management has committed to a 30% reduction in annual absolute Scope 1 and Scope 2 GHG emissions by 2030 compared to a 2021 baseline. They have also committed to working with key suppliers to address, where feasible, Scope 3 emissions in support of their International Council on Mining and Metals (ICMM) commitments.

Management considers that the impact of climate risk does give rise to a potential material financial statement impact in the future, however climate risk did not

significantly affect key accounting judgements and estimates in the current year. The key areas of the financial statements where management evaluated that climate risk has a potential impact are related to estimates utilised in determining future cash flows used in life-of-mine models feeding the impairment process, estimates used in determining environmental rehabilitation provisions, and determination of targets for the group's Performance Share Plan.

Using our knowledge of the business we concluded that management's risk assessment was reasonable and consequently we focussed our audit work on the impact of climate change on impairment of tangible assets, intangible assets and right of use assets and provisions for environmental rehabilitation.

We also considered the consistency of the disclosures in relation to climate change in the Addressing climate change section of the Strategic report with the financial

statements and our knowledge obtained from our audit.

Our procedures did not identify any material impact in the context of our audit of the financial statements as a whole, or our key audit matters for the year ended 31 December 2024.

Materiality

The scope of our audit was influenced by our application of materiality. We set certain quantitative thresholds for materiality. These, together with qualitative considerations, helped us to determine the scope of our audit and the nature, timing and extent of our audit procedures on the individual financial statement line items and disclosures and in evaluating the effect of misstatements, both individually and in aggregate on the financial statements as a whole.

Based on our professional judgement, we determined materiality for the financial statements as a whole as follows:

	Financial statements - group	Financial statements - company
Overall materiality	$57.9 million (2023: $45.8 million).	$100.9 million (2023: $77.9 million).
How we determined it	1% of the group's revenue	1% of the company's total assets
Rationale for benchmark applied	We consider revenue to be the most appropriate benchmark to determine materiality for the group as revenue, which is predominantly a product of production and gold price, is a key metric used to assess the performance of the group, and provides a more consistent measure of performance when profit before tax varies significantly from year to year.	We consider total assets to be the most appropriate benchmark to determine materiality for the company as it is the ultimate holding company of the group which predominantly holds a material investment in subsidiaries.

For each component in the scope of our group audit, we allocated a materiality that is less than our overall group materiality. The range of materiality allocated across components was between $4 million and $34 million. Certain components were audited to a local statutory audit materiality that was also less than our overall group materiality.

We use performance materiality to reduce to an appropriately low level the probability that the aggregate of uncorrected and undetected misstatements exceeds overall materiality. Specifically, we use performance materiality in determining the scope of our audit and the nature and extent of our testing of account balances, classes of transactions and disclosures, for example in

determining sample sizes. Our performance materiality was 60% (2023: 60%) of overall materiality for the group audit, amounting to $34.7 million (2023: $27.4 million) for the group financial statements and was 75% (2023: 75%) of overall materiality for the company audit, amounting to $75.6 million (2023: $58.4 million) for the company financial statements.

In determining the performance materiality, we considered a number of factors - the history of misstatements, risk assessment and aggregation risk and the effectiveness of controls - and concluded that an amount at the lower end of our normal range was appropriate for the group audit and concluded that an amount at the upper end

of our normal range was appropriate for the company audit.

We agreed with those charged with governance that we would report to them misstatements identified during our audit above $2.9 million (group audit) (2023: $2.2 million) and $5.0 million (company audit) (2023: $3.9 million) as well as misstatements below those amounts that, in our view, warranted reporting for qualitative reasons.

Conclusions relating to going concern

Our evaluation of the directors' assessment of the group's and the company's ability to continue to adopt the going concern basis of accounting included:


Independent auditors' report to the members of AngloGold Ashanti plc *continued*

- Obtaining and examining management's base case forecast and downside scenarios and checking that the forecasts have been subject to Board review and approval;

- Considering the historical reliability of management forecasting by comparing budgeted results with actual performance;

- Checking key inputs into the base case forecast to ensure that these were consistent with work performed over other relevant accounting estimates in the financial statements;

- Confirming that the downside scenarios applied by management represent severe but plausible downside scenarios in the context of our understanding of the business;

- Checking the covenants applicable to the group's borrowings and examining whether management's assessment supports ongoing compliance with those covenants;

- Reading management's paper to the Audit and Risk Committee and the Board in respect of going concern and agreeing the forecasts set out in this paper to the underlying base case forecast; and

- Reading and evaluating the adequacy of the disclosures made in the financial statements related to going concern.

Based on the work we have performed, we have not identified any material uncertainties relating to events or conditions that, individually or collectively, may cast significant doubt on the group's and the company's ability to continue as a going concern for a period of at least twelve months from when the financial statements are authorised for issue.

In auditing the financial statements, we have concluded that the directors' use of the going concern basis of accounting in the preparation of the financial statements is appropriate.

However, because not all future events or conditions can be predicted, this conclusion is not a guarantee as to the group's and the company's ability to continue as a going concern.

Our responsibilities and the responsibilities of the directors with respect to going concern are described in the relevant sections of this report.

Reporting on other information

The other information comprises all of the information in the Annual Report other than the financial statements and our auditors' report thereon. The directors are responsible for the other information. Our opinion on the financial statements does not cover the other information and, accordingly, we do not express an audit opinion or, except to the extent otherwise explicitly stated in this report, any form of assurance thereon.

In connection with our audit of the financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the financial statements or our knowledge obtained in the audit, or otherwise appears to be materially misstated. If we identify an apparent material inconsistency or material misstatement, we are required to perform procedures to conclude whether there is a material misstatement of the financial statements or a material misstatement of the other information. If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report based on these responsibilities.

With respect to the Strategic report and Directors' report, we also considered whether the disclosures required by the UK Companies Act 2006 have been included.

Based on our work undertaken in the course of the audit, the Companies Act 2006 requires us also to report certain opinions and matters as described below.

Strategic report and Directors' report

In our opinion, based on the work undertaken in the course of the audit, the information given in the Strategic report and Directors' report for the year ended 31 December 2024 is consistent with the financial statements and has been prepared in accordance with applicable legal requirements.

In light of the knowledge and understanding of the group and company and their environment obtained in the course of the audit, we did not identify any material misstatements in the Strategic report and Directors' report.

Directors' Remuneration

In our opinion, the part of the Directors' remuneration report to be audited has been properly prepared in accordance with the Companies Act 2006.

Responsibilities for the financial statements and the audit

Responsibilities of the directors for the financial statements

As explained more fully in the Statement of directors' responsibilities in respect of the financial statements, the directors are responsible for the preparation of the financial statements in accordance with the applicable framework and for being satisfied that they give a true and fair view. The directors are also responsible for such internal control as they determine is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, the directors are responsible for assessing the group's and the company's ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the directors either intend to liquidate the group or the company or to cease operations, or have no realistic alternative but to do so.

Auditors' responsibilities for the audit of the financial statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors' report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with ISAs (UK) will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.

Irregularities, including fraud, are instances of non-compliance with laws and regulations. We design procedures in line with our responsibilities, outlined above, to detect material misstatements in respect of irregularities, including fraud. The extent to which our procedures are capable of detecting irregularities, including fraud, is detailed below.

Based on our understanding of the group and industry, we identified that the principal risks of non-compliance with laws and regulations related to the failure to comply with environmental regulations, health and



Independent auditors' report to the members of AngloGold Ashanti plc *continued*

safety regulations and anti-bribery and corruption laws, and we considered the extent to which non-compliance might have a material effect on the financial statements. We also considered those laws and regulations that have a direct impact on the financial statements such as the Companies Act 2006 and applicable tax legislation in the jurisdictions in which the group has material operations. We evaluated management's incentives and opportunities for fraudulent manipulation of the financial statements (including the risk of override of controls), and determined that the principal risks were related to posting inappropriate journal entries and management bias in accounting estimates. The group engagement team shared this risk assessment with the component auditors so that they could include appropriate audit procedures in response to such risks in their work. Audit procedures performed by the group engagement team and/or component auditors included:

- Understanding and evaluating the design and implementation of controls designed to prevent and detect irregularities and fraud;

- Enquiries of management, those charged with governance and those responsible for legal and compliance matters, including the group's in-house legal function and internal audit, to identify actual and potential litigation and claims and any known or suspected instances of non-compliance with laws and regulations and fraud;

- Enquiry of staff in the group's tax function to identify any instances of non-compliance with laws and regulations;

- Reviewing minutes of meetings of those charged with governance;

- Reviewing internal audit reports;

- Assessment of matters reported on the group's whistleblowing process and the results of management's investigation of such matters, where appropriate;

- Reviewing financial statement disclosures and testing to supporting documentation to assess compliance with applicable laws and regulations;

- Challenging assumptions and judgements made by management in respect of significant accounting judgements and estimates, and assessing these judgements and estimates for management bias; and

- Identifying and testing journal entries based on our risk assessment, in particular any journal entries posted with unusual account combinations.

There are inherent limitations in the audit procedures described above. We are less likely to become aware of instances of non-compliance with laws and regulations that are not closely related to events and transactions reflected in the financial statements. Also, the risk of not detecting a material misstatement due to fraud is higher than the risk of not detecting one resulting from error, as fraud may involve deliberate concealment by, for example, forgery or intentional misrepresentations, or through collusion.

Our audit testing might include testing complete populations of certain transactions and balances, possibly using data auditing techniques. However, it typically involves selecting a limited number of items for testing, rather than testing complete populations. We will often seek to target particular items for testing based on their size or risk characteristics. In other cases, we will use audit sampling to enable us to draw a conclusion about the population from which the sample is selected.

A further description of our responsibilities for the audit of the financial statements is located on the FRC's website at: ***www.frc.org.uk/auditorsresponsibilities***. This description forms part of our auditors' report.

Use of this report

This report, including the opinions, has been prepared for and only for the company's members as a body in accordance with Chapter 3 of Part 16 of the Companies Act 2006 and for no other purpose. We do not, in giving these opinions, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

Other required reporting

Companies Act 2006 exception reporting

Under the Companies Act 2006 we are required to report to you if, in our opinion:

- we have not obtained all the information and explanations we require for our audit; or

- adequate accounting records have not been kept by the company, or returns adequate for our audit have not been received from branches not visited by us; or

- certain disclosures of directors' remuneration specified by law are not made; or

- the company financial statements and the part of the Directors' remuneration report to be audited are not in agreement with the accounting records and returns.

We have no exceptions to report arising from this responsibility.

Kevin McGhee (Senior Statutory Auditor)
for and on behalf of
PricewaterhouseCoopers LLP
Chartered Accountants and Statutory Auditors
London
26 March 2025



Group Income statement

For the year ended 31 December 2024

US dollar millions	Note	2024	2023	2022
Revenue from product sales	3	5,793	4,582	4,501
Cost of sales	4	(3,726)	(3,541)	(3,366)
Loss on non-hedge derivatives and other commodity contracts [1]		–	(14)	(6)
Gross profit		2,067	1,027	1,129
Corporate administration, marketing and related expenses		(118)	(94)	(79)
Exploration and evaluation costs		(252)	(254)	(205)
Reversal of impairment (impairment),(derecognition of assets) and profit (loss) on disposal	14	58	(221)	(315)
Corporate restructuring costs [2]		–	(314)	(14)
Other (expenses) income	5	(144)	(104)	(12)
Finance income	7	160	127	81
Foreign exchange and fair value adjustments [1]		(87)	(154)	(125)
Finance costs and unwinding of obligations	6	(167)	(157)	(149)
Share of associates and joint ventures' profit		155	207	161
Profit before taxation		1,672	63	472
Taxation	10	(623)	(285)	(221)
Profit (loss) for the year		1,049	(222)	251
Attributable to:				
Equity shareholders		1,004	(235)	233
Non-controlling interests		45	13	18
		1,049	(222)	251
Earnings (loss) per ordinary share				
Basic earnings (loss) per ordinary share (US cents)	11	233	(56)	55
Diluted earnings (loss) per ordinary share (US cents)	11	233	(56)	55

[1] The loss on non-hedge derivatives and other commodity contracts of $71m has been reclassified to the foreign exchange and fair value adjustments line during the current year, as it does not form part of cost of sales and should therefore not be included in the gross profit measure.

[2] Corporate restructuring costs incurred with the AngloGold Ashanti corporate restructuring and related taxes in the prior year.



Group Statement of comprehensive income

For the year ended 31 December 2024

US dollar millions	2024	2023	2022
Profit (loss) for the year	1,049	(222)	251
Items that will be reclassified subsequently to profit or loss:	(46)	5	(27)
Exchange differences on translation of foreign operations [1]	(46)	5	(27)
Items that will not be reclassified subsequently to profit or loss:	26	(2)	(48)
Exchange differences on translation of non-foreign operations [1]	—	(10)	(2)
Fair value of equity securities through other comprehensive income	23	(2)	(50)
Actuarial gain (loss) recognised	4	11	(10)
Deferred taxation thereon	(1)	(1)	14
Other comprehensive (loss) income for the year, net of tax	(20)	3	(75)
Total comprehensive income (loss) for the year, net of tax	1,029	(219)	176
Attributable to:			
Equity shareholders	984	(232)	158
Non-controlling interests	45	13	18
	1,029	(219)	176

[1]	The South African operations with a ZAR functional currency were regarded as a non-foreign operation for purposes of the translation to a USD presentation currency prior to the corporate restructuring. Following the completion of the corporate restructuring transaction in September 2023, the Group's parent company changed from being a South African domiciled parent company to a UK parent company. As the functional currency of the UK parent company has been assessed to be USD, the South African operations became a foreign operation and the exchange differences arising on consolidation of these operations, post the corporate restructuring transaction, will be re-cycled through the income statement on disposal.



Group Statement of financial position

As at 31 December 2024

US dollar millions	Note	2024	2023	2022
ASSETS				
Non-current assets				
Tangible assets	14	8,512	4,419	4,208
Right of use assets	15	123	142	156
Intangible assets	16	98	107	106
Investments in associates and joint ventures	18	530	599	1,091
Other investments [1]		54	1	3
Loan receivable	18	203	358	—
Inventories	19	158	2	5
Trade, other receivables and other assets	20	243	254	231
Reimbursive right for post-retirement benefits	26	49	35	12
Deferred taxation	27	12	50	23
Cash restricted for use	21	41	34	33
		10,023	6,001	5,868
Current assets				
Loan receivable	18	260	148	—
Inventories	19	1,055	829	773
Trade, other receivables and other assets	20	374	199	237
Cash restricted for use	21	20	34	27
Cash and cash equivalents	22	1,425	964	1,108
		3,134	2,174	2,145
Total assets		13,157	8,175	8,013
EQUITY AND LIABILITIES				
Share capital and premium	23	526	420	—
Accumulated losses and other reserves		6,103	3,291	4,040
Shareholders' equity		6,629	3,711	4,040
Non-controlling interests [2]		1,884	29	35
Total equity		8,513	3,740	4,075
Non-current liabilities				
Borrowings	24	1,901	2,032	1,965
Lease liabilities	15	65	98	115
Environmental rehabilitation and other provisions	25	656	636	596
Provision for pension and post-retirement benefits	26	57	64	71
Trade and other payables		6	5	7
Deferred taxation	27	519	395	300
		3,204	3,230	3,054
Current liabilities				
Borrowings	24	83	207	18
Lease liabilities	15	76	73	71
Trade and other payables	28	957	772	667
Environmental rehabilitation and other provisions	25	109	80	81
Bank overdraft	22	28	9	2
Taxation	29	187	64	45
		1,440	1,205	884
Total liabilities		4,644	4,435	3,938
Total equity and liabilities		13,157	8,175	8,013

[1] Increase is mainly due to the investment in G2 Goldfields Inc. of $47m.

[2] Increase is mainly due to the acquisition of Centamin plc. (refer to **Note 13**).

The Group financial statements for AngloGold Ashanti plc (registration number: 14654651) on pages 148 to 224 were approved by the Board of Directors and were signed on its behalf by Alberto Calderon and Gillian Doran on 26 March 2025.

Alberto Calderon
Chief Executive Officer

Gillian Doran
Chief Financial Officer



Group Statement of cash flows

For the year ended 31 December 2024

US dollar millions	Note	2024	2023	2022
Cash flows from operating activities				
Cash generated from operations	30	2,063	871	1,244
Dividends received from joint ventures	18	88	180	694
Taxation refund	29	6	36	32
Taxation paid	29	(189)	(116)	(166)
Net cash inflow from operating activities		1,968	971	1,804
Cash flows from investing activities				
Capital expenditure on tangible and intangible assets	14, 16	(1,090)	(1,042)	(1,028)
Interest capitalised and paid		—	—	(2)
Acquisition of assets		—	—	(517)
Dividends from associates and other investments		12	12	18
Proceeds from disposal of tangible assets		16	14	8
Acquisition of subsidiary, net of cash acquired	13	68	—	—
Other investments and assets acquired		(30)	—	(16)
Proceeds from disposal of other investments		—	20	—
Payment from disposal of joint ventures and associates		(2)	—	—
Loans advanced to associates and joint ventures		(1)	(1)	(1)
Deferred compensation received		5	—	—
Repayment of loans advanced to joint ventures		149	—	—
Decrease (increase) in cash restricted for use		5	(9)	(4)
Interest received		106	109	81
Net cash outflow from investing activities		(762)	(897)	(1,461)
Cash flows from financing activities				
Share securities tax on redomicile and reorganisation		—	(19)	—
Proceeds from borrowings	24	655	343	266
Repayment of borrowings	24	(909)	(87)	(184)
Repayment of lease liabilities	15	(91)	(94)	(82)
Finance costs - borrowings	24	(126)	(111)	(99)
Finance costs - leases	15	(11)	(11)	(10)
Other borrowing costs		(1)	(1)	(11)
Dividends paid		(244)	(107)	(203)
Net cash outflow from financing activities		(727)	(87)	(323)
Net increase (decrease) in cash and cash equivalents		479	(13)	20
Translation		(37)	(138)	(68)
Cash and cash equivalents at beginning of year (net of bank overdraft)		955	1,106	1,154
Cash and cash equivalents at end of year (net of bank overdraft)	22	1,397	955	1,106



Group Statement of changes in equity

For the year ended 31 December 2024

	Equity holders of the parent									
US dollar millions	Share capital and premium	Reorganisation and merger reserve	Other capital reserves [1]	Retained earnings (Accumulated losses)	Fair value through OCI	Actuarial gains (losses)	Foreign currency translation reserve [2]	Total	Non-controlling interests	Total equity
Balance at 31 December 2021	—	7,223	84	(1,899)	53	(2)	(1,412)	4,047	54	4,101
Profit for the year	—	—	—	233	—	—	—	233	18	251
Other comprehensive loss	—	—	—	—	(36)	(10)	(29)	(75)	—	(75)
Total comprehensive income (loss)	—	—	—	233	(36)	(10)	(29)	158	18	176
Shares issued	—	16	—	—	—	—	—	16	—	16
Dividends paid (**Note 12**)	—	—	—	(181)	—	—	—	(181)	—	(181)
Dividends paid to non-controlling interests	—	—	—	—	—	—	—	—	(37)	(37)
Transfer on disposal and derecognition of equity investments	—	—	—	69	(69)	—	—	—	—	—
Translation	—	—	(3)	4	—	(1)	—	—	—	—
Balance at 31 December 2022	—	7,239	81	(1,774)	(52)	(13)	(1,441)	4,040	35	4,075
(Loss) profit for the year	—	—	—	(235)	—	—	—	(235)	13	(222)
Other comprehensive (loss) income	—	—	—	—	(2)	10	(5)	3	—	3
Total comprehensive (loss) income	—	—	—	(235)	(2)	10	(5)	(232)	13	(219)
Shares issued	—	15	—	—	—	—	—	15	—	15
Share-based payment for share awards net of exercised	—	—	(2)	—	—	—	—	(2)	—	(2)
Dividends paid (**Note 12**)	—	—	—	(91)	—	—	—	(91)	—	(91)
Dividends paid to non-controlling interests	—	—	—	—	—	—	—	—	(19)	(19)
Redomicile and reorganisation	420	(420)	—	—	—	—	—	—	—	—
Share securities tax on redomicile and reorganisation	—	(19)	—	—	—	—	—	(19)	—	(19)
Issue of bonus shares	6,500	—	—	—	—	—	—	6,500	—	6,500
Cancellation of bonus shares	(6,500)	—	—	—	—	—	—	(6,500)	—	(6,500)
Transfer on derecognition of equity investments	—	—	—	(50)	50	—	—	—	—	—
Translation	—	—	(3)	2	—	1	—	—	—	—
Balance at 31 December 2023	420	6,815	76	(2,148)	(4)	(2)	(1,446)	3,711	29	3,740
Profit for the year	—	—	—	1,004	—	—	—	1,004	45	1,049
Other comprehensive income (loss)	—	—	—	—	23	3	(46)	(20)	—	(20)
Total comprehensive income (loss)	—	—	—	1,004	23	3	(46)	984	45	1,029
Employee share scheme issues	24	—	(24)	—	—	—	—	—	—	—
Equity-settled share-based payments	—	—	28	—	—	—	—	28	—	28
Dividends paid (**Note 12**)	—	—	—	(172)	—	—	—	(172)	—	(172)
Dividends paid to non-controlling interests	—	—	—	—	—	—	—	—	(74)	(74)
Acquisition of Centamin (**Note 13**)	82	1,996	—	—	—	—	—	2,078	1,884	3,962
Balance at 31 December 2024	526	8,811	80	(1,316)	19	1	(1,492)	6,629	1,884	8,513

(1) *Other capital reserves include a surplus on disposal of Company shares held by companies prior to the formation of AngloGold Ashanti Limited of $8m (2023: $8m; 2022: $8m), surplus on equity transaction of joint venture of $36m (2023: $36m; 2022: $36m), equity items for share-based payments of $38m (2023: $33m; 2022: $39m) and other reserves.*

(2) *Foreign currency translation reserve includes a loss of $1,411m (2023: $1,411m; 2022: $1,401m) that will not re-cycle through the income statement, and a loss of $81m (2023: $35m; 2022: $40m) relating to the foreign operations that will re-cycle through the income statement on disposal.*



Group notes to the financial statements

For the year ended 31 December 2024

1. STATEMENT OF COMPLIANCE

The consolidated financial statements have been prepared in accordance with UK-adopted international accounting standards and with the requirements of the UK Companies Act 2006 as applicable to companies reporting under those standards.

IFRS Accounting standards, interpretations and amendments to published IFRS Accounting Standards

The following new UK-adopted IFRS Accounting Standards and amendments to published IFRS Accounting Standards which were effective for the first time from 1 January 2024, were adopted by, and had no material impact on, the AngloGold Ashanti Group (Group):

- Amendments to IFRS 7 'Financial Instruments: Disclosure' and IAS 7 'Statement of Cash Flows' relating to Supplier Finance Arrangements

All other IFRS Accounting Standards, interpretations and amendments to published IFRS Accounting Standards are assessed as not applicable to the Group.

IFRS Accounting Standards, amendments and interpretations issued which are relevant to the Group, but not yet effective

The amendments to IFRS Accounting Standards issued which are or may become relevant to the Group, but are not yet effective on 31 December 2024, include:

- Amendments to the Classification and Measurement of Financial Instruments – Amendments to IFRS 9 'Financial Instruments' and 'IFRS 7 Financial Instruments: Disclosures' (effective 1 January 2026 subject to endorsement by the UK endorsement board)

The amendments introduce an accounting policy option to derecognise financial liabilities that are settled through an electronic payment system before settlement date if certain conditions are met. They also clarify how to assess the contractual cash flow characteristics of financial assets that include environmental, social and governance linked features and other similar contingent features as well as the treatment of non-recourse assets and contractually linked instruments.

- IFRS 18 'Presentation and Disclosure in Financial Statements' (IFRS 18) (effective 1 January 2027 subject to endorsement by the UK endorsement board)

IFRS 18, which replaces IAS 1 'Presentation of Financial Statements', introduces new requirements for presentation within the statement of profit or loss, including specified totals and subtotals. Furthermore, entities are required to classify all income and expenses within the statement of profit or loss into one of five categories: operating, investing, financing, income taxes and discontinued operations, whereof the first three are new. It also requires disclosure of newly defined management-defined performance measures, subtotals of income and expenses, and includes new requirements for aggregation and disaggregation of financial information based on the identified 'roles' of the primary financial statements and the notes. In addition, narrow-scope amendments have been made to IAS 7 'Statement of Cash Flows', which include changing the starting point for determining cash flows from operations under the indirect method, from 'profit or loss' to 'operating profit or loss' and removing the optionality around classification of cash flows from dividends and interest. In addition, there are consequential amendments to several other IFRS Accounting Standards.

The Group is in the process of assessing the impact; however, IFRS 18 is expected to have a material impact on the Group's presentation within the statement of comprehensive income.

1.1. REPORTING ENTITY

On 25 September 2023, the Group completed its corporate restructuring to reorganise its operations under a new parent company, AngloGold Ashanti plc, incorporated in England and Wales, with a primary listing of its ordinary shares on the New York Stock Exchange (NYSE). The corporate restructuring was implemented through the issue of ordinary shares of AngloGold Ashanti plc in exchange for the existing ordinary shares of AngloGold Ashanti Limited.

The Group is now headquartered in Denver, Colorado, USA and retains a substantial corporate office in Johannesburg. The Company's registered office and principal executive office are located in the UK. The AngloGold Ashanti plc consolidated financial statements are a continuation of the previous AngloGold Ashanti Limited consolidated financial statements with the comparative information for 2022 only adjusted to reflect the legal share capital of AngloGold Ashanti plc.

See *Note 1.4* for the accounting treatment of the corporate restructuring transaction.


Group notes to the financial statements *continued*

For the year ended 31 December 2024

1.2. BASIS OF PREPARATION

The consolidated financial statements have been prepared on a going concern basis under the historical cost convention, except for the revaluation of certain assets and liabilities to fair value. The Group's accounting policies are consistent in all material respects with those applied in the previous year.

The Group financial statements are presented in US dollars and rounded to USD millions, unless otherwise stated. All results are from continuing operations unless otherwise stated.

The Group financial statements incorporate the financial statements of the Company, its subsidiaries and its interests in joint ventures and associates. The financial statements of all material subsidiaries, joint ventures and associates, are prepared for the same reporting period as the Company, using the same accounting policies.

Subsidiaries are all entities over which the Group has control. The Group controls an entity when it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. In the event where the Group and other investors collectively control the entity and they act together to direct the relevant activities, the investment is accounted for as a joint venture or a joint operation. Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are deconsolidated from the date on which control ceases. The Group re-assesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the elements of control. Intra-group transactions, balances and unrealised gains and losses on transactions between Group companies, including any resulting tax effects are eliminated.

Going concern

The going concern assessment included the preparation of detailed cash flow forecasts for at least 12 months and updated life-of-mine plan models with longer-term cash flow projections, which demonstrate that the Group will have sufficient cash, other liquid resources and undrawn credit facilities to enable it to meet its obligations as they fall due, for at least the 12 months immediately following the date when the financial statements are authorised for issue.

The Group's base case going concern assessment is based upon management's best estimate of gold and foreign exchange consensus prices, while simultaneously applying a risk adjustment factor to the estimated production which has been determined in line with approved life-of-mine plans and ongoing capital requirements. A further stress test has been prepared reflecting a 10% reduction in the consensus gold price and a 10% reduction in gold production, prior to any mitigation strategies in order to assess whether financial maintenance covenants per the Group's loan agreements are breached or financial liquidity headroom runs out. The result of this stress test demonstrated that the likelihood of a decrease in the gold price and gold production causing a risk of a financial liquidity shortfall or a breach in the financial maintenance covenants is remote.

Having assessed the financial position and future plans of the Group, the Directors believe that it is appropriate to adopt the going concern basis of accounting in preparing the consolidated financial statements.

1.3. Climate change considerations

Climate change poses unique challenges and risks for mining companies, a result of both its potential direct physical impacts and the risks arising from the transition to low-carbon operations. In 2022, the Group announced its target to reduce absolute Scope 1 and Scope 2 GHG emissions by 30% by 2030 (compared to a 2021 baseline) through a defined renewable energy project pipeline and initiatives to improve efficiency or use lower-emission power sources. As a member of the International Council on Mining and Metals, the Group was also part of a landmark climate change target to achieve net zero Scope 1 and Scope 2 GHG emissions by 2050. To achieve the Group's 2030 targets, the Group is working with the sites to identify areas to achieve potential emissions reductions. Many of the potential GHG abatement initiatives are currently in either pre-feasibility or feasibility stage. For the initiatives that have been completed or where capital has been committed, costs have been recorded in the consolidated financial statements once the accounting criteria for recognition or disclosure have been met.

Below are key projects that have progressed in 2024 along with their related financial impacts:

- Tropicana renewable energy: The Group entered into an agreement in June 2023 with Pacific Energy to construct and operate 62MWh of wind and solar generation capacity at the Tropicana mine in Western Australia. The facility, one of Australia's largest off-grid hybrid power systems, will significantly reduce Tropicana's diesel and gas consumption for power generation and is expected to reduce the site's GHG emissions by an average of 65,000 tonnes annually over a 10-year period. The project was commissioned in February 2025. The financial implications are disclosed in *Note 15*.

- Obuasi upgrades: Trucks transporting rock on 41 level were replaced by a rail system, reducing diesel consumption and contributing to a reduction in GHG emissions. In addition, surface compressors were replaced by smaller, more efficient underground versions that contributed to a further reduction in GHG emissions. These upgrades, which amounted to $9m, were incurred in the current year and form part of the additions in *Note 14.*

- Geita grid connection: Geita mine was connected into the national electricity grid in November 2024. The total project investment in 2023 and 2024 was $25m and forms part of the additions in *Note 14.*

Management has also considered the impacts of the climate initiatives commenced by the Group as well as the implications of climate change on the environmental rehabilitation provision. These considerations were factored in across various areas:


Group notes to the financial statements *continued*

For the year ended 31 December 2024

- Estimates utilised in determining future cash flows in life-of-mine models utilised in the impairment process
- Mine sites are designed with a significant margin of safety to endure extreme weather events, such as heavy rainfall, high winds and temperature fluctuations. This engineering means that the structures and operational activities are more durable than what the average weather conditions would require, resulting in an increased level of resilience against the increasing severity and frequency of weather events predicted by climate change models
- Estimates used in determining the environmental rehabilitation provision:
  - Rehabilitation designs are progressively adapted to address identified risks, including changing expectations of seasonal weather patterns
  - Rehabilitation plans and estimates include long-term monitoring and maintenance protocols, which also serve to address unforeseen effects that may arise from a changing climatic patterns
  - Inclusion of a contingency allowance or risk factor, which may encompass climate change impacts on rehabilitation success
  - Rehabilitation and decommissioning works scheduling and costing considerations factor in weather conditions to mitigate risks of schedule and cost overruns
- Determination of targets for the Group's Performance Share Plan (PSP)

The significant impacts of climate-related strategic decisions are reflected in management's assessments and estimates, particularly concerning future cash flow projections supporting the recoverable amounts of mining assets once the strategic decisions have been approved by the Board, and the implementation of these is likely. While climate change considerations did not significantly affect key accounting judgements and estimates in the current year, the focus on climate-related strategic decisions, like decarbonisation projects and alternative energy sources, could potentially have a substantial impact in future periods, when entered into and concluded.

1.4. Corporate restructuring

The corporate restructuring transaction was completed on 25 September 2023. The acquisition of AngloGold Ashanti Limited by AngloGold Ashanti plc did not constitute a business combination as defined by IFRS 3 'Business Combinations' and the predecessor accounting method was followed for the transaction using existing carrying values of assets and liabilities. This was because neither party to the transaction could be identified as the accounting acquirer and post the acquisition there was no change of economic substance or ownership in the Group. The shareholders of AngloGold Ashanti plc have the same commercial and economic interest as they had prior to the transaction and no new additional ordinary shares were issued as part of the transaction.

Following the completion of the corporate restructuring transaction, the Group's parent company changed from being a South African domiciled parent company to a UK parent company with the functional currency of the UK parent company assessed to be USD.

1.5. Summary of key judgements and estimates

The preparation of the consolidated financial statements requires management to use judgement in applying accounting policies and in making critical accounting estimates, which impacts the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and the underlying assumptions are reviewed on an ongoing basis and revisions to estimates are recognised prospectively.

Areas of judgement in the application of accounting policies that have the most significant effect on the amounts recognised in the consolidated financial statements and key sources of estimation uncertainty that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are noted below.

Judgements

- Control assessment of Sukari Gold Mine (part of the Centamin acquisition) (refer to ***Note 13)***

Estimates

- Mineral Reserve and Mineral Resource (refer to ***Note 14)***
- Estimates with regards to environmental rehabilitation provisions (refer to ***Note 25)***
- Estimates with regards to the valuation of the assets acquired and liabilities assumed in the Centamin acquisition (refer to ***Note 13)***

Other areas of judgements and estimates are contained in the notes to the consolidated financial statements.



Group notes to the financial statements *continued*

For the year ended 31 December 2024

2. SEGMENTAL INFORMATION

AngloGold Ashanti's operating segments are being reported based on the financial information regularly provided to the Chief Executive Officer and the Executive Committee, collectively identified as the Chief Operating Decision Maker (CODM). Individual members of the Executive Committee are responsible for geographic regions of the business.

Under the Group's operating model, the financial results and the composition of the operating segments are reported to the CODM per geographical region and the Projects segment which comprises all the major non-sustaining capital projects with the potential to be developed into operating entities.

In addition to the geographical reportable segments structure, the Group has voluntarily disaggregated and disclosed the financial information on a line-by-line basis for each mining operation to facilitate comparability of mine performance.

2.1. SEGMENTAL INFORMATION – Gold income

	Gold income		
US dollar millions	2024	2023	2022
Geographical analysis of gold income by origin is as follows:			
Africa [1]	3,756	3,068	2,981
Kibali - Attributable 45%	741	668	596
Iduapriem	563	522	443
Obuasi	530	439	431
Siguiri	653	505	591
Geita	1,150	934	920
Sukari [8]	119	—	—
Australia	1,394	1,081	967
Sunrise Dam	626	495	410
Tropicana - Attributable 70%	768	586	557
Americas	1,264	999	1,036
Cerro Vanguardia	439	317	319
AngloGold Ashanti Mineração [2]	634	515	557
Serra Grande	191	167	160
	6,414	5,148	4,984
Equity-accounted joint ventures included above	(741)	(668)	(596)
	5,673	4,480	4,388

The Company is not economically dependent on a limited number of customers for the sale of its product as gold can be sold through numerous commodity market traders worldwide.

Approximately 66% (2023: 67%; 2022: 67%) of the Group's total gold produced is sold to ANZ Investment Bank Ltd in Australia 25% (2023: 24%; 2022: 22%) reported in the Australia segment, Standard Chartered Bank in the UK 21% (2023: 23%; 2022: 31%) reported in the Africa segment, and JP Morgan Chase NA London in the UK and JP Morgan Chase NA New York in the United States combined 20% (2023: 20%; 2022: 14%) reported in the Africa segment. Due to the diversity and depth of the total gold market, the bullion banks do not possess significant pricing power.


Group notes to the financial statements *continued*

For the year ended 31 December 2024

2.2. SEGMENTAL INFORMATION – By-product revenue

US dollar millions	By-product revenue		
	2024	**2023**	**2022**
Africa [1]	6	5	4
Kibali - Attributable 45%	2	2	1
Iduapriem	–	–	1
Obuasi	1	1	1
Siguiri	1	–	–
Geita	2	2	1
Australia	5	4	4
Sunrise Dam	2	1	1
Tropicana - Attributable 70%	3	3	3
Americas	111	95	106
Cerro Vanguardia	109	93	75
AngloGold Ashanti Mineração	2	2	31
	122	104	114
Equity-accounted joint ventures included above	(2)	(2)	(1)
	120	102	113

2.3. SEGMENTAL INFORMATION – Cost of sales

US dollar millions	Cost of sales		
	2024	**2023**	**2022**
Africa [1]	2,304	2,111	2,008
Kibali - Attributable 45%	380	372	342
Iduapriem	351	387	314
Obuasi	360	313	266
Siguiri	518	473	492
Geita	612	566	594
Sukari [8]	83	–	–
Australia	945	867	783
Sunrise Dam	430	399	371
Tropicana - Attributable 70%	479	438	382
Administration and other	36	30	30
Americas	858	931	913
Cerro Vanguardia	368	307	273
AngloGold Ashanti Mineração	352	453	477
Serra Grande	136	169	162
Administration and other	2	2	1
Corporate and other	(1)	4	4
	4,106	3,913	3,708
Equity-accounted joint ventures included above	(380)	(372)	(342)
	3,726	3,541	3,366


Group notes to the financial statements *continued*

For the year ended 31 December 2024

2.4. SEGMENTAL INFORMATION – Gross profit

US dollar millions	Gross profit [4]		
	2024	**2023**	**2022**
Africa [1]	1,459	961	977
Kibali - Attributable 45%	363	297	256
Iduapriem	213	135	130
Obuasi	171	127	165
Siguiri	136	31	99
Geita	540	370	327
Sukari [8]	36	—	—
Administration and other	—	1	—
Australia	453	220	188
Sunrise Dam	197	99	40
Tropicana - Attributable 70%	292	151	177
Administration and other	(36)	(30)	(29)
Americas	517	162	229
Cerro Vanguardia	180	102	122
AngloGold Ashanti Mineração	283	63	111
Serra Grande	56	(2)	(2)
Administration and other	(2)	(1)	(2)
Corporate and other	1	(19)	(9)
	2,430	1,324	1,385
Equity-accounted joint ventures included above	(363)	(297)	(256)
	2,067	1,027	1,129

2.5. SEGMENTAL INFORMATION – Amortisation

US dollar millions	Amortisation		
	2024	**2023**	**2022**
Africa [1]	455	419	371
Kibali - Attributable 45%	92	99	95
Iduapriem	79	129	80
Obuasi	75	61	40
Siguiri	51	39	54
Geita	138	91	102
Sukari [8]	20	—	—
Australia	190	163	172
Sunrise Dam	77	58	54
Tropicana - Attributable 70%	112	104	117
Administration and other	1	1	1
Americas	195	170	185
Cerro Vanguardia	61	39	39
AngloGold Ashanti Mineração	112	88	106
Serra Grande	22	43	40
Corporate and other	4	5	4
	844	757	732
Equity-accounted joint ventures included above	(92)	(99)	(95)
	752	658	637



Group notes to the financial statements *continued*

For the year ended 31 December 2024

2.6. SEGMENTAL INFORMATION – Total assets

US dollar millions	Total assets [5][6]		
	2024	**2023**	**2022**
Africa [1]	9,081	4,414	4,035
Kibali - Investment in joint venture and loan receivable	950	1,066	1,054
Iduapriem	579	526	436
Obuasi	1,481	1,288	1,219
Siguiri	591	486	457
Geita	1,231	1,042	864
Sukari [8]	4,243	—	—
Administration and other	6	6	5
Australia	845	942	960
Americas	1,460	1,254	1,395
Cerro Vanguardia	626	524	514
AngloGold Ashanti Mineração	668	584	625
Serra Grande	148	127	217
Administration and other	18	19	39
Projects	991	833	872
Colombian projects	207	194	244
North American projects	784	639	628
Corporate and other	780	732	751
	13,157	8,175	8,013


Group notes to the financial statements *continued*

For the year ended 31 December 2024

2.7. SEGMENTAL INFORMATION – Non-current assets

US dollar millions	Non-current assets [7]		
	2024	**2023** Restated [9] [10]	**2022** [10]
Non-current assets considered material, by country are:			
United Kingdom	59	58	58
Foreign entities	9,575	5,423	5,739
DRC	487	561	1,054
Egypt [8]	3,617	—	—
Ghana	1,722	1,512	1,349
Tanzania	812	706	594
Australia	666	752	758
Brazil	577	510	648
United States	660	636	617


Group notes to the financial statements *continued*

For the year ended 31 December 2024

2.8. SEGMENTAL INFORMATION – Capital expenditure

US dollar millions	Capital expenditure		
	2024	**2023**	**2022**
Africa [(1)]	814	710	576
Kibali - Attributable 45%	125	85	90
Iduapriem	169	142	146
Obuasi	202	214	159
Siguiri	102	78	27
Geita	196	191	154
Sukari [(8)]	20	—	—
Australia	153	135	202
Sunrise Dam	65	47	50
Tropicana - Attributable 70%	88	87	152
Administration and other	—	1	—
Americas	209	254	322
Cerro Vanguardia	71	75	66
AngloGold Ashanti Mineração	98	124	199
Serra Grande	40	55	57
Projects	38	27	17
Colombian projects	13	11	16
North American projects	25	16	1
Corporate and other	1	1	1
	1,215	1,127	1,118
Equity-accounted joint ventures included above	(125)	(85)	(90)
	1,090	1,042	1,028

[(1)] *Includes equity-accounted investments.*

[(2)] *Includes income from sale of gold concentrate of $314m (2023: $267m; 2022: nil).*

[(3)] *With the introduction of new gold sales regulations in Ghana impacting Iduapriem 23% (2023: 18%) and Obuasi 24% (2023: 17%), a minimum of 20% of gold produced in Ghana must be sold to the Bank of Ghana at arm's length.*

[(4)] *The Group's segmental profit measure is gross profit, which excludes the results of associates and joint ventures. For the reconciliation of gross profit to profit before taxation, refer to the Group income statement.*

[(5)] *Total assets include allocated goodwill of $95m (2023: $105m; 2022: $105m) for Australia (**Note 16**).*

[(6)] *For the year ended 31 December 2024, pre-tax impairment reversals and loss on derecognition of assets were accounted for in the Americas ($50m) partly offset by a loss on derecognition of assets in Africa ($3m). For the year ended 31 December 2023, pre-tax net impairments and derecognition of assets of $227m were accounted for in the Americas ($207m) and Projects ($25m), partly offset by a profit on derecognition of assets in Africa ($5m). For the year ended 31 December 2022, pre-tax impairments and derecognition of assets of $319m were accounted for in the Americas ($315m) and Africa ($4m).*

[(7)] *Non-current assets exclude financial instruments, deferred tax assets and reimbursive right for post-retirement benefits.*

[(8)] *During the year, the Group acquired Centamin plc, whose main operating mine is Sukari in Egypt. Refer to **Note 13** for further details.*

[(9)] *The non-current assets have been restated to exclude financial instruments included in foreign entities ($400m) and the DRC ($358m).*

[(10)] *The non-current assets in South Africa have been excluded as they are no longer considered material.*



Group notes to the financial statements *continued*

For the year ended 31 December 2024

US dollar millions	2024	2023	2022
3 REVENUE FROM PRODUCT SALES			
Revenue consists of the following principal categories:			
Gold income [2]	5,673	4,480	4,388
Spot market sales	5,359	4,213	4,388
Concentrate sales [1]	314	267	—
By-products [2]	120	102	113
	5,793	4,582	4,501

[1]   The provisional price adjustments for the year ended 31 December 2024 were $7m (2023: $1m, 2022: nil). A reasonable change in the provisional price would not result in a material impact on the concentrate sales revenue.

[2]   The disaggregation of revenue from contracts with customers by primary geographical region is described in the segmental information note (**Note 2**).

Accounting policies

Revenue from product sales comprises sales of:

- refined gold and doré bars;

- by-products including silver and sulphuric acid; and

- gold concentrate.

Revenue from spot market sales is recognised at a point in time when control of the goods passes to the customer and the performance obligations of transferring control have been met. Control of the goods passes to the customer on settlement date (except for specific contracts with agreed-upon terms, where control passes earlier when the customer takes delivery of the goods). The amount of revenue recognised reflects the consideration to which the entity is entitled in exchange for the goods transferred and is driven by the market prices of gold.

Sales of gold concentrate are recorded when control of ownership passes to the customer, net of refining and treatment charges. Control of ownership passes to the customer either at the warehouse, on the date of issuance of a holding certificate to the customer, or at the time of shipment, depending on the terms agreed with the customer. Sales prices are provisionally set on a specified future date after shipment, based on market prices. Revenue is recorded using forward market gold prices on the expected date that the final sales will be determined. Changes in the fair value as a result of changes in forward gold prices are classified as provisional price adjustments and included as a component of revenue.

US dollar millions	2024	2023	2022
4 COST OF SALES			
Operating costs [1]	2,665	2,680	2,568
Royalties	246	190	185
Total operating costs	2,911	2,870	2,753
Retrenchment costs	3	4	6
Rehabilitation and other non-cash costs	42	21	—
Amortisation of tangible assets	666	579	555
Amortisation of right of use assets	85	78	81
Amortisation of intangible assets (**Note 16**)	1	1	1
Inventory change	18	(12)	(30)
	3,726	3,541	3,366

[1]   Operating costs include salaries and wages, stores and other consumables, fuel power and water, mining contractors (including variable lease payments), labour contractors (including variable lease payments) and consultants, and other expenses (credits).



Group notes to the financial statements *continued*

For the year ended 31 December 2024

US dollar millions		2024	2023	2022
5 **OTHER EXPENSES (INCOME)**				
Care and maintenance		51	52	—
Governmental fiscal claims		13	15	11
Legacy tailings storage facilities obligations		34	52	(16)
Pension and medical defined benefit		3	6	7
Royalties received		—	(1)	(2)
Retrenchment and related costs [1]		14	15	—
Legal fees and project costs [2]		41	(1)	1
Other indirect taxes		(10)	(14)	11
Net other income		(2)	(20)	—
		144	104	12

[1]   *Includes retrenchment costs of $14m (2023: $6m; 2022: nil).*

[2]   *Includes transaction costs on the acquisition of Centamin plc of $31m (2023: nil; 2022: nil).*

US dollar millions		2024	2023	2022
6 **FINANCE COSTS AND UNWINDING OF OBLIGATIONS**				
Finance costs				
Finance costs on bonds, bank loans and other		121	113	102
Amortisation of fees		6	6	8
Lease finance charges		12	12	11
Less: interest capitalised		—	—	(2)
		139	131	119
Unwinding of obligations	25	28	26	30
Total finance costs and unwinding of obligations		167	157	149

The interest included within finance costs is calculated at effective interest rates.

US dollar millions		2024	2023	2022
7 **FINANCE INCOME**				
Finance income				
Finance income on bank balances		100	104	77
Guarantee fees received		6	5	4
Interest on joint venture loan	18	36	—	—
		142	109	81
Unwinding of long-term receivables		18	18	—
Total finance income and unwinding of long-term receivables		160	127	81



Group notes to the financial statements *continued*

For the year ended 31 December 2024

	US dollar millions	2024	2023	2022
8	**EMPLOYEE BENEFITS**			
	Salaries and wages [1]	721	691	656
	Pension costs [2]	22	20	20
	Share-based payment expense (*Note 9*)	28	15	18
	Other [3]	25	26	22
	Included in cost of sales, other expenses and corporate administration, marketing and related expenses	796	752	716

[1]   *Salaries and wages includes executive directors' and executive management's salaries and other benefits and retrenchment costs.*

[2]   *Includes defined contribution pension costs (refer to **Note 26**).*

[3]   *Includes current medical expenses and defined benefit post-retirement medical expenses (refer to **Note 26**).*

The average number of attributable employees (including contractors) was:

Average number of employees *	2024 #	2023	2022
Africa	27,930	21,734	19,807
Australia	1,777	1,741	1,532
Americas	8,509	8,565	9,498
Other, including corporate and non-gold producing subsidiaries	1,268	1,618	1,757
Total	39,484	33,658	32,594

*   *The approximate number of contractors employed on average during 2024 was 23,367 (2023: 19,615; 2022: 18,599).*

The approximate average number of employees excluding Centamin for 2024 is 33,981 and the average number of contractors employed for 2024 excluding Centamin is 20,299.



Group notes to the financial statements continued

For the year ended 31 December 2024

US dollar millions	2024	2023	2022
9 **SHARE-BASED PAYMENTS**			
Equity-settled share incentive schemes			
Deferred Share Plan (DSP)	17	15	18
Performance Share plan (PSP)	11	–	–
Total share-based payment expense	**28**	**15**	**18**

Equity-settled share incentive schemes

Previous equity schemes with outstanding awards exercisable include the Bonus Share Plan (BSP), the Long-Term Incentive Plan (LTIP) and the Deferred Share Plan (DSP). Upon completion of the corporate restructuring in September 2023, the awards outstanding under the BSP and LTIP were converted to awards with respect to AngloGold Ashanti plc awards and transferred to the DSP, with the terms and conditions remaining unchanged. On 28 May 2024, at the Annual General Meeting of the Group, two new employee share incentive schemes were approved by the shareholders which are effective for the 2024 performance year. The Performance Share Plan (PSP) has replaced the DSP scheme, no new share awards will be made under the DSP scheme and all share awards outstanding will remain outstanding in accordance with their terms (including vesting terms).

The new details of the share schemes and the IFRS Accounting Standards classification of each scheme are:

- PSP scheme – annual grants that vest over three years based on the achievement of forward-looking objectives, directly linked to the Group's strategy. The PSP scheme will be settled in AngloGold Ashanti plc shares and classified as an equity-settled share-based payment per IFRS 2; and

- Transition Restricted Awards (TRA) scheme will be settled in cash. The cash payment does not meet the definition of a share-based payment and is accounted for in accordance with IAS 19; and

- Transition Share Plan (TSP) – this transition scheme is designed to close the gap from moving from the backward-looking DSP scheme to the forward-looking PSP scheme and includes a "transition or gap award" for specific strata of employees. The TSP scheme will be settled one third in cash and two thirds in equity and meets the definition of a cash-settled and equity-settled share-based payment scheme and is accounted for in accordance with IFRS 2. The cash-settled share-based payment portion for 2024 was not material and is included in employee benefits cost. The final allocation of the equity-settled share-based payment awards under the TSP will occur following the end of the 2025 performance year.

Deferred Share Plan (DSP)

The DSP was implemented with effect from 1 January 2018, with the first awards for the scheme allocated in March 2019. This represents a single scheme under which share awards have been allocated to certain employees from 2019 through early 2024, vesting equally over a period of two, three and five years depending on the level of seniority of the participant. In September 2023, upon completion of the corporate restructuring in September 2023, the awards outstanding under the BSP and LTIP were converted to awards with respect to AngloGold Ashanti plc awards and transferred to the DSP scheme. The DSP scheme was replaced by the PSP scheme in May 2024. The existing DSP scheme will not be cancelled or modified and will continue to be accounted for under the existing accounting treatment. No further DSP scheme awards will be allocated to participants from 2025 onwards.

Award date (unvested awards and awards vested during the year)	2024	2023	2022
Calculated fair value (in ZAR)	338.94	317.99	335.04
Award date	26 Feb 2024	24 Feb 2023	24 Feb 2022
Expiry date	26 Feb 2034	25 Feb 2033	24 Feb 2032

Number of shares	2024	2023	2022
Awards outstanding at beginning of year	3,231,930	2,483,608	2,692,383
Awards granted during the year [1]	1,223,717	1,436,917	793,955
Awards lapsed during the year	(78,617)	(224,391)	(163,697)
Awards exercised during the year	(1,297,924)	(863,641)	(839,033)
Awards transferred from BSP scheme	–	370,628	–
Awards transferred from LTIP scheme	–	28,809	–
Awards outstanding at end of year	3,079,106	3,231,930	2,483,608
Awards exercisable at end of year	726,440	1,157,900	693,211

[1] Disclosure in 2023 revised due to the exclusion of 119,532 awards.



Group notes to the financial statements *continued*

For the year ended 31 December 2024

Performance Share Plan (PSP)

The PSP scheme was implemented with effect from 26 February 2024, with the first awards for the scheme allocated in August 2024. The awards will vest over three years based on the achievement of forward-looking objectives, directly linked to the Group's strategy.

Award date (unvested awards)	2024
Calculated fair value (in USD)	14.28
Award date	26 Feb 2024
Expiry date	26 Feb 2034

Number of shares	2024
Awards outstanding at beginning of year	—
Awards granted during the year	2,129,875
Awards lapsed during the year	(52,141)
Awards exercised during the year	(7,685)
Awards outstanding at end of year	2,070,049

A Monte Carlo Simulation model was used to value the equity-settled performance share-based payment awards. The significant valuation inputs and assumptions are:

Valuation inputs and assumptions	2024
Expected weighted average volatility	46.12 %
Vesting period	3 years
Expected dividend yield	1.77 %
US Risk-free interest rate	4.75 %
Expected forfeiture rate	9.23 %
Weighted average share price (in USD)	24.90
Weighted average fair value (in USD)	14.28



Group notes to the financial statements *continued*

For the year ended 31 December 2024

Accounting policies

The Group's management awards certain employee bonuses in the form of equity-settled and cash-settled share-based payments on a discretionary basis.

Equity-settled share-based payments

The fair value of the equity instruments granted is calculated at grant date. For transactions with employees, fair value is based on market prices of the equity instruments granted, if available, taking into account the terms and conditions upon which those equity instruments were granted. If market prices of the equity instruments granted are not available, the fair value of the equity instruments granted is estimated using an appropriate valuation model. Vesting conditions, other than market conditions, are not taken into account when estimating the fair value of shares or share options at measurement date.

Over the vesting period, the fair value at measurement date is recognised as an employee benefit expense with a corresponding increase in other capital reserves based on the Group's estimate of the number of instruments that will eventually vest. The income statement charge or credit for a period represents the movement in cumulative expense recognised as at the beginning and end of that period. Vesting assumptions for non-market conditions are reviewed at each reporting date to ensure they reflect current expectations.

When options are exercised or share awards vest, the proceeds received, net of any directly attributable transaction costs, are credited to share capital (nominal value) and share premium.

Where the terms of an equity settled award are modified, as a minimum, an expense is recognised as if the terms had not been modified. In addition, an expense is recognised for any modification which increases the total fair value of the share-based payment arrangement, or is otherwise beneficial to the employee, as measured at the date of the modification.

Cash-settled share-based payments

A liability is recognised for the fair value of cash-settled share-based payment transactions. The fair value is measured initially and at each reporting date up to and including the settlement date, with changes in fair value recognised in employee benefits expense. The fair value is expensed over the period until the vesting date with recognition of a corresponding liability. The approach used to account for vesting conditions when measuring equity-settled transactions also applies to cash-settled transactions.



Group notes to the financial statements *continued*

For the year ended 31 December 2024

US dollar millions	2024	2023	2022
10 TAXATION			
Current taxation			
Current year	447	233	199
Prior year under (over) provision	7	(17)	32
Impairment and disposal of tangible assets	—	1	—
	454	217	231
Deferred taxation			
Current year	170	92	46
Prior year (over) under provision	(1)	10	4
Impairment and disposal of tangible assets	—	(34)	(60)
	169	68	(10)
	623	285	221

US dollar millions	2024	2023	2022
Reconciliation to UK taxation rate [1]			
Implied tax charge at 25% (2023: 25%; 2022: 28%)	418	16	132
Increase (decrease) due to:			
Expenses not tax deductible [2]	21	90	83
Share of associates and joint ventures' profit	(39)	(52)	(45)
Tax rate differentials [3] and withholding taxes [4]	145	63	31
Exchange variations and translation adjustments	28	(17)	—
Top-up tax - Pillar Two	6	—	—
Current year tax losses (expense) not recognised:			
Ghana	28	22	(64)
UK	34	26	24
North America	33	38	22
South Africa	—	3	20
Tax exempt operations:			
Guinea [5]	(30)	(6)	(27)
Egypt [6]	(16)	—	—
Change in planned utilisation of deferred tax assets and impact of estimated deferred tax rate change	1	25	3
Restructuring costs	—	79	4
Argentinian inflationary impact allowances	(32)	4	—
Adjustment in respect of prior years	7	(7)	36
Other [7]	19	1	2
Income tax expense	623	285	221

[1] With the change in domicile of the Group's parent company from South Africa to the UK, as a result of the corporate restructuring in September 2023, the Group tax rate reconciliation for 31 December 2023 and 2024 has been prepared using the enacted UK corporate tax rate of 25%. The comparative information for 2022 was presented using the South African corporate tax rate of 28%.

[2] Included in current and prior years are non-deductible corporate, legal, project, exploration and rehabilitation costs, net impairment in Brazil and Colombia and British Virgin Islands group losses.

[3] Due to different tax rates in various jurisdictions, primarily Tanzania, Ghana, Guinea, Australia, Brazil and Argentina.

[4] Withholding taxes on dividends paid.

[5] Siguiri current tax expense not recognised due to tax holiday.

[6] Sukari Gold Mines Company's current tax expense not recognised as the company is tax exempt.

[7] Includes losses from the zero - cost collar gold price hedge.



Group notes to the financial statements *continued*

For the year ended 31 December 2024

10. TAXATION *CONTINUED*

Organisation for Economic Co-operation and Development (OECD) Pillar Two model rules

The Group is within the scope of the OECD Pillar Two model rules as the Pillar Two legislation was enacted on 11 July 2023 in the UK, the jurisdiction in which the Group's parent company is incorporated, and came into effect from 1 January 2024.

The Group applies the exception to recognising and disclosing information about deferred tax assets and liabilities related to Pillar Two income taxes, as provided in the amendments to IAS 12 'Income Taxes' issued in May 2023.

Under the Pillar Two legislation, the Group is liable to pay a top-up tax for the difference between its Pillar Two effective tax rate per jurisdiction and the 15% minimum rate.

The Group recognised an estimated current tax expense related to Pillar Two, which amounted to $6m for 2024.

Unrecognised deferred tax assets

US dollar millions	2024	2023	2022
Analysis of unrecognised tax losses			
Available to be utilised against future profits			
- utilisation required within one year	1,011	108	107
- utilisation required between one and two years	155	1,037	100
- utilisation required between two and five years	396	191	1,180
- utilisation required between five and twenty years	1,041	1,035	956
- utilisation in excess of twenty years	969	835	588
	3,572	3,206	2,931

At the statutory tax rates, the unrecognised value of deferred tax assets is: $1,023m (2023: $921m; 2022: $801m), mainly relating to tax losses incurred in the UK, North America, Ghana, Colombia, Brazil and South Africa.

The Group is subject to examination by tax authorities in the respective jurisdictions of operation, which give rise to tax litigation and disputes resulting in uncertain tax positions. The Group assesses these uncertain tax positions to determine if a provision is required by applying the appropriate accounting requirements, benchmarking to similar recent outcomes and, in some cases, advice from independent experts. The economic outflow from these uncertain tax matters within the Group have been assessed as remote except for those disclosed in ***Note 32***.

Accounting policies

Deferred taxation is recognised on all qualifying temporary differences at the reporting date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred tax assets are only recognised to the extent that it is probable that the deductible temporary differences will reverse in the foreseeable future and future taxable profit will be available against which the temporary difference can be utilised.

The future taxable income are based on detailed cash flow forecasts for at least 12 months and updated life-of-mine plan models with longer-term cash flow projections from operations and the application of existing tax laws in each jurisdiction.

The carrying amount of deferred tax assets is reviewed at each reporting date.

Deferred tax assets and liabilities are measured at future anticipated tax rates, which have been enacted or substantively enacted at the reporting date.

Current and deferred tax is recognised as income or expense and included in profit or loss for the period, except to the extent that the tax arises from a transaction or event which is recognised, in the same or a different period in other comprehensive income or directly in equity, or an acquisition that is a business combination.

Current tax is measured on taxable income at the applicable statutory rate enacted or substantively enacted at the reporting date. Interest and penalties, if any, are recognised in the income statement as part of taxation expense if based on the specific facts and circumstances, the entity has determined that the interest (receivable or payable) and penalties payable to the tax authorities are an income tax.

On an ad hoc basis when significant unusual transactions occur, the Group applies the approved tax strategy which includes obtaining external legal opinions, if required, for guidance in applying the requirements of the legislation in various jurisdictions.


Group notes to the financial statements *continued*

For the year ended 31 December 2024

US cents per share	2024	2023	2022
11 EARNINGS (LOSS) PER ORDINARY SHARE			
Basic earnings (loss) per ordinary share	233	(56)	55
The calculation of basic earnings (loss) per ordinary share is based on profits/(loss) attributable to equity shareholders of $1,004m (2023: ($235m); 2022: $233m) and 430,131,931 (2023: 421,105,111; 2022: 420,197,062) shares being the weighted average number of ordinary shares in issue during the financial year.			
Diluted earnings (loss) per ordinary share	233	(56)	55
The calculation of diluted earnings (loss) per ordinary share is based on profits/(loss) attributable to equity shareholders of $1,004m (2023: ($235m); 2022: $233m) and 430,917,455 (2023: 421,105,111; 2022: 420,869,866) shares being the diluted number of ordinary shares.			

In calculating the basic and diluted number of ordinary shares outstanding for the year, the following were taken into consideration:

Number of shares	2024	2023	2022
Weighted average number of ordinary shares [1]	430,131,931	421,105,111	420,197,062
Dilutive potential of share options [2]	785,524	—	672,804
Diluted weighted average number of ordinary shares	430,917,455	421,105,111	420,869,866

[1] *Employee compensation awards are included in basic earnings per ordinary share from the date that all necessary conditions have been satisfied and it is virtually certain that shares will be issued as a result of employees exercising their options.*

[2] *Effect of share options for 2023 is anti-dilutive.*

US dollar millions	2024	2023	2022
Headline earnings (loss) [1]			
The profit (loss) attributable to equity shareholders was adjusted by the following to arrive at headline earnings (loss):			
Profit (loss) attributable to equity shareholders	1004	(235)	233
(Reversal of impairment)/impairment of tangible assets, right of use assets and investment in joint venture, net	(52)	165	256
(Reversal of impairment)/impairment of tangible and right of use assets	(60)	192	315
Impairment of investment in joint venture	2	1	1
Taxation on (reversal of impairment)/impairment of tangible assets, right of use assets and investment in joint venture	6	(28)	(60)
Loss on derecognition and disposal of tangible assets and right of use assets, net	2	24	—
Loss on derecognition of tangible assets and right of use assets	—	35	4
Loss/(profit) on disposal of tangible assets	2	(6)	(4)
Taxation on derecognition and disposal of tangible assets	—	(5)	—
	954	(46)	489

Headline earnings (loss) per ordinary share [1]	**US Cents**		
Headline earnings (loss) per ordinary share [2]	221	(11)	116
Diluted headline earnings (loss) per ordinary share [3]	221	(11)	116

[1] *The financial measures "headline earnings (loss)" and "headline earnings (loss) per share" are not calculated in accordance with IFRS. These measures are calculated according to the Headline Earnings Circular 1/2023, issued by the South African Institute of Chartered Accountants (SAICA) at the request of the JSE Limited (JSE). These measures, however, are required to be disclosed by the JSE Listings Requirements and therefore do not constitute Non-GAAP financial measures for purposes of the rules and regulations of the U.S. Securities and Exchange Commission (SEC) applicable to the use and disclosure of Non-GAAP financial measures.*

[2] *Calculated on the basic weighted average number of ordinary shares.*

[3] *Calculated on the diluted weighted average number of ordinary shares.*



Group notes to the financial statements *continued*

For the year ended 31 December 2024

US dollar millions	2024	2023	2022
12 DIVIDENDS			
Ordinary shares [1]			
Dividend number 124 of 217 SA cents per share was declared on 22 February 2022 and paid on 25 March 2022 (15 US cents per share)			62
Dividend number 125 of 493 SA cents per share was declared on 5 August 2022 and paid on 9 September 2022 (28 US cents per share)			119
Dividend number 126 of 322 SA cents per share was declared on 22 February 2023 and paid on 31 March 2023 (18 US cents per share)		76	
Dividend number 127 of 70 SA cents per share was declared on 4 August 2023 and paid on 8 September 2023 (4 US cents per share)		15	
Dividend number 1 of 19 US cents per share was declared on 23 February 2024 and paid on 28 March 2024	80		
Dividend number 2 of 22 US cents per share was declared on 6 August 2024 and paid on 13 September 2024	92		
	172	91	181

[1] For proposed dividends subsequent to year end, refer to **Note 36.**

The Group has elected to classify dividends paid as financing activities on the statement of cash flows.

13   ACQUISITION OF CENTAMIN

On 10 September 2024, the Centamin Board announced a recommended acquisition of the entire share capital of Centamin by AngloGold Ashanti. The acquisition date was 22 November 2024, while the consideration comprised 0.06983 new AngloGold Ashanti shares plus $0.125 in cash for each Centamin share.

Centamin's primary asset is the Sukari Gold Mines Company (Sukari), located in Egypt, which is North Africa's pre-eminent gold producing mine, consisting of both open pit and underground operations. Centamin also has an exploration and development foothold in Côte d'Ivoire with its Doropo and the Archean-Birimian Contact (ABC) gold projects.

For the period from acquisition to 31 December 2024, Centamin contributed revenue of $119m and a net profit of $33m to the Group's results. The Group's pro forma consolidated revenue and consolidated net profit would have been $6,836m and $1,313m respectively, had the acquisition been effective from 1 January 2024. In determining these amounts, management assumed that the fair value adjustments that arose on the date of acquisition would have been the same if the acquisition had occurred on 1 January 2024.

Since the acquisition date was close to the financial year end of the Group, and did not allow sufficient time to complete the initial accounting for the business combination, the fair value exercise on the acquisition date was prepared on a provisional basis in accordance with IFRS 3 for all balances. If new information is obtained, within a maximum of one year from the acquisition date, about facts and circumstances that existed at the acquisition date, then the accounting for the acquisition will be revised.

Consideration paid

The fair value of the consideration is as follows:

US dollar millions	2024
Fair value of AngloGold Ashanti plc shares issued	2,078
Cash	148
Total consideration paid	2,226

AngloGold Ashanti plc issued 82,497,229 ordinary shares as consideration for the 100% interest in Centamin. The fair value of the shares is calculated with reference to the share price on the effective date of the transaction of $25,20 per share. In the statement of changes in equity, the $2,078m was included in share capital ($82m) and a merger reserve ($1,996m). Since all conditions for a merger relief in terms of Section 612 of the UK Companies Act 2006 were met, AGA was unable to recognise share premium arising from the issuance of new shares and instead had to apply the merger relief guidance and recognise a merger reserve. There was no contingent consideration payable as part of the business combination.

The Group incurred total acquisition-related costs of $31m for the year ended 31 December 2024 on advisory and legal fees which are recognised as transaction costs in the income statement in the other (expenses)/income line.

Identified assets acquired and liabilities assumed



Group notes to the financial statements *continued*

For the year ended 31 December 2024

The following table summarises the fair value of assets acquired, and liabilities assumed at the acquisition date on a provisional basis, including the key assumptions in determining the fair values:

US dollar millions	2024
Tangible assets [1]	3,677
Right-of-use assets	4
Inventories [2]	330
Trade and other receivables [3]	56
Cash and cash equivalents	216
Provisions [4]	(51)
Lease liabilities	(4)
Trade and other payables	(118)
Net identifiable assets	4,110
Less: Non-controlling interest [5]	(1,884)
Total consideration paid	2,226

[1] Tangible assets consist of the Sukari Mineral Reserve and Mineral Resource, which has been included under mine development costs, while the Doropo, ABC and the EDX exploration projects have been included under exploration and evaluation assets. The valuation approaches and main assumptions applied are described below.

The fair value of the Sukari Mineral Reserve was provisionally determined by applying an income approach using a discounted cash flow (DCF) model and taking into account 100% of the attributable cash flows and the life-of-mine (LOM) plans (until 2037) and a discount rate of 12.8%. The nominal gold price forecasts used for the LOM ranged between $2,234/oz and $2,659/oz.

The Sukari Mineral Resource and the Doropo and ABC exploration projects were provisionally valued using declared resources and a market multiple approach, considering transactions involving African gold assets. The resource market multiples used for the Sukari Mineral Resource was $40.95/oz, for the Doropo project $56.15/oz and for the ABC project $13.16/oz.

The EDX exploration project was provisionally valued using mined ounces and a market multiple approach considering transactions involving African gold assets. The reserve market multiple of $453.52/oz was risk adjusted using a price/net asset value adjustment factor of 0.26.

For other tangible assets, a depreciated replacement cost (DRC) valuation method was used.

[2] The provisional fair value of inventories was based on an assessment of net realisable value, taking into account the quantity of ounces included in the various inventory categories (run-of-mine, crushed ore stockpiles, gold-in-circuit and finished goods).

A plant recovery rate (based on historical information) was applied to run-of-mine, gold-in-circuit and crushed ore stockpiles of 88.99%. No recovery rate was applied to finished goods. The gold price applied was the spot price expected to be realised based on the expected estimated timing of the plant throughput. This includes a nominal gold price for run-of-mine between $2,437/oz and $2,651/oz and a nominal gold price of $2,651/oz for crushed ore stockpiles, gold-in-circuit and finished goods. A holding period return of 6.7%, which is based on the average holding period expected and a rate of return for net working capital (risk free rate + 200 basis points), was applied to account for the impact of run-of-mine stockpiles which will be processed at a later stage.

Costs to completion includes crushing, treatment and refining costs and reduces as inventory moves from run-of-mine to finished goods.

[3] Trade receivables comprise gross contractual amounts due of $56m. None of the trade receivables balance was expected to be uncollectible at the date of acquisition.

[4] Provisions consist of environmental rehabilitation obligations. The provisional fair value of the environmental rehabilitation obligation was calculated using a discounted cash flow model considering the cost of rehabilitating and decommissioning the mine and relevant infrastructure and discounted at a risk-free rate of 4.7%.

[5] The Group has elected to measure the non-controlling interest (NCI) in the acquiree at fair value (determined on a provisional basis), derived using a DCF model and taking into account the Sukari profit share estimated to be paid to the Egyptian Mineral Resources Authority (EMRA) over the LOM. The NCI includes 50% of the fair value relating to the Sukari Mineral Resource which will accrue to EMRA in addition to the profit share estimates. The nominal gold price forecasts used for the LOM ranged between $2,234/oz and $2,659/oz. The cash flows were discounted using a discount rate of 12.8%.

[6] No deferred tax is recognised, as Sukari has a 15-year exemption from any taxes imposed by the Egyptian government on the revenues generated from Sukari. This exemption from taxes expired in March 2025 and the Group, having met all the requirements for renewal, is in the process of renewing the tax exemption for a further 15 years.

Acquisition of net cash

The following table summarises the net cash received at the acquisition date per the statement of cash flows:

US dollar millions	2024
Cash consideration paid on effective date	(148)
Cash and cash equivalents acquired	216
Net cash and cash equivalents acquired	68


Group notes to the financial statements *continued*

For the year ended 31 December 2024

Significant accounting judgements and estimates

Control over Sukari Gold Mines Company (SGM, Sukari)

As part of the business combination, the group has assessed that it has control over Sukari (or SGM). Sukari is an entity 50% owned by the Group's wholly-owned subsidiary, Pharaoh Gold Mines NL (PGM), with the remaining 50% owned by EMRA. IFRS 10 'Consolidated Financial Statements' (IFRS 10) defines control as encompassing three distinct principles, which are:

- Power over the relevant activities of the investee;

- Exposure, or rights, to variable returns from its involvement with the investee; and

- The ability to use its power over the investee to affect the amount of the investor's returns.

The relevant activities cover the operations throughout the life-of-mine (LOM) from exploration and evaluation of Mineral Reserve through to development and commercial mining production and relates to governing the strategic operating and financial policies of Sukari. The rights and duties of the Group (through PGM) which have resulted in the Group concluding that it has control over Sukari, are as follows:

- PGM controls the appointment and replacement of the General Manager (GM) at Sukari; and

- By controlling the appointment of the GM and directing their activities, the GM will make all day-to-day decisions to allow the mine to operate in a manner that aligns with Sukari's objectives. These decisions, which are considered the main relevant activities, are as follows:

  ◦ Preparing Sukari's work programmes through determination of the daily and longer-term mine plans and the budgets covering the operations to be carried out throughout the LOM;

  ◦ Managing capital expenditure, procurement, cost control and treasury;

  ◦ Conducting exploration, development, production, and marketing operations;

  ◦ Co-ordinating Sukari's operations and activities, including its dealings with all contractors and subcontractors;

  ◦ Bearing ultimate responsibility for all costs and expenses required in carrying out any and all operations under the Sukari Concession Agreement (Sukari CA) (entered into between PGM, EMRA and the Egyptian government);

  ◦ Funding the operations of Sukari and recovering costs and expenses throughout the LOM (i.e., exploration, development, and production phases);

  ◦ Funding additional exploration and expansion programmes within the mine during the production phase;

  ◦ Taking custody of Sukari's stock and management of its funds;

  ◦ Selling and shipping of all gold and associated metals produced; and

  ◦ Entering into and managing gold sales or hedging contracts and forward sale agreements.

The duties of EMRA under the terms of the Sukari CA are to provide the required approvals to allow the mine to operate.

The Board of Directors of Sukari (Sukari Board) has six members, three of whom are appointed by PGM and three by EMRA. The executive chairman, as one of the EMRA-appointed board members, is a representative of EMRA and is appointed by the Egyptian Ministry of Finance.

The Sukari Board convenes twice a year to facilitate a forum for information sharing between both shareholders of Sukari and to provide a mechanism to scrutinise the timing and amounts of expenses; rather than as a decision-making body over Sukari's most significant relevant activities. The Sukari Board considers, reviews, and approves the budget, the annual financial statements, the cost recovery position and other compliance matters. The Sukari Board is not allowed to unreasonably withhold approval of any of the above.

If there is a disputed matter or deadlock position within the Sukari Board, such matter is resolved through open discussion at board level; however, the executive chairman does not have a veto or casting vote. Where matters cannot be agreed upon, an ad-hoc committee is appointed with each party having equal representation. This committee will then recommend an appropriate course of action to the Sukari Board with the best interest of all shareholders in mind; and should the Sukari Board still not agree on a course of action, there is a provision for final and binding arbitration.

The Sukari Board cannot appoint or remove the GM, this right belongs solely to PGM, under the terms of the Sukari CA.

EMRA and/or the Egyptian government have no downside risk in their share of Sukari. If Sukari were to become loss-making or insolvent, these costs are absorbed in their entirety by PGM, in accordance with the Sukari CA.

The Group, through PGM, is therefore exposed to the variable returns of Sukari, has the ability to affect the amount of those returns, has power over Sukari through its ability to direct its relevant activities and therefore meets all the criteria of control to consolidate Sukari's results within the Group to reflect the substance and economic reality of the Sukari CA.

Fair value of net identifiable assets

In determining the fair value of the identifiable net assets, management has applied certain judgements and estimates, which have been disclosed in the "identified assets acquired and liabilities assumed" section above.


Group notes to the financial statements *continued*

For the year ended 31 December 2024

Accounting policies

The acquisition method of accounting is used to account for business combinations by the Group. The consideration transferred for the acquisition of the business is the fair value of the assets transferred, the liabilities incurred, and the equity interests issued by the Group. Acquisition-related costs are expensed as incurred. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date.

On an acquisition-by-acquisition basis, the Group recognises any non-controlling interest (NCI) in the acquiree at the NCI's proportionate share of the acquiree's net assets or the fair value. Subsequently, the carrying amount of NCI is the amount of the interest at initial recognition plus the NCI's share of the subsequent changes in equity.

Goodwill is initially measured at cost (being the excess of the aggregate of the consideration transferred and the amount recognised for NCI and any previous interest held over the net identifiable assets acquired and liabilities assumed).



Group notes to the financial statements *continued*

For the year ended 31 December 2024

14 TANGIBLE ASSETS

US dollar millions	Mine development costs	Mine infrastructure	Mineral rights and dumps	Exploration and evaluation assets	Assets under construction	Land and buildings[2]	Total
Cost							
Balance at 1 January 2022	4,716	3,734	185	12	899	126	9,672
Additions	407	8	—	1	610	2	1,028
Acquisition of assets	—	—	614	—	—	—	614
Finance costs capitalised [3]	—	—	—	—	2	—	2
Disposals	(2)	(14)	—	—	—	—	(16)
Derecognition of assets	(12)	(22)	—	—	(1)	—	(35)
Transfers and other movements [1]	302	401	—	(1)	(752)	1	(49)
Translation	(120)	(8)	(4)	—	(1)	—	(133)
Balance at 31 December 2022	5,291	4,099	795	12	757	129	11,083
Accumulated amortisation and impairments							
Balance at 1 January 2022	3,208	2,765	159	7	26	—	6,165
Amortisation for the year	378	174	8	1	—	—	561
Impairment of assets	114	152	16	—	—	8	290
Disposals	(1)	(14)	—	—	—	—	(15)
Derecognition of assets	(11)	(20)	—	—	(1)	—	(32)
Transfers and other movements [1]	—	—	—	—	1	—	1
Translation	(86)	(5)	(3)	(1)	—	—	(95)
Balance at 31 December 2022	3,602	3,052	180	7	26	8	6,875
Net book value at 31 December 2022	1,689	1,047	615	5	731	121	4,208
Cost							
Balance at 1 January 2023	5,291	4,099	795	12	757	129	11,083
Additions	423	10	—	—	607	2	1,042
Disposals	(2)	(43)	—	(4)	(23)	(22)	(94)
Derecognition of assets	(5)	(183)	—	—	—	—	(188)
Transfers and other movements [1]	415	456	—	—	(873)	7	5
Translation	1	(1)	—	—	(1)	—	(1)
Balance at 31 December 2023	6,123	4,338	795	8	467	116	11,847
Accumulated amortisation and impairments							
Balance at 1 January 2023	3,602	3,052	180	7	26	8	6,875
Amortisation for the year	410	171	—	1	—	—	582
Impairment of assets	77	72	—	1	56	14	220
Impairment reversals of assets	(27)	(7)	—	—	—	(1)	(35)
Disposals	(2)	(43)	—	(3)	—	(9)	(57)
Derecognition of assets	(3)	(149)	—	—	—	—	(152)
Transfers and other movements [1]	2	(11)	—	—	—	—	(9)
Translation	4	—	—	—	—	—	4
Balance at 31 December 2023	4,063	3,085	180	6	82	12	7,428
Net book value at 31 December 2023	2,060	1,253	615	2	385	104	4,419



Group notes to the financial statements _continued_

For the year ended 31 December 2024

14 TANGIBLE ASSETS _CONTINUED_

US dollar millions	Mine development costs	Mine infrastructure	Mineral rights and dumps	Exploration and evaluation assets	Assets under construction	Land and buildings[2]	Total
Cost							
Balance at 1 January 2024	6,123	4,338	795	8	467	116	11,847
Additions	426	4	–	–	651	7	1,088
Acquired through business combination	2,784	469	–	297	127	–	3,677
Disposals	(6)	(18)	–	–	–	–	(24)
Derecognition of assets	(4)	(81)	–	–	–	–	(85)
Transfers and other movements [1]	248	262	–	7	(516)	1	2
Translation	(200)	(9)	(4)	–	(2)	–	(215)
Balance at 31 December 2024	9,371	4,965	791	312	727	124	16,290
Accumulated amortisation and impairments							
Balance at 1 January 2024	4,063	3,085	180	6	82	12	7,428
Amortisation for the year	473	195	–	–	–	–	668
Impairment reversals of assets	(2)	(30)	–	–	(28)	–	(60)
Disposals	(6)	(18)	–	–	–	–	(24)
Derecognition of assets	(3)	(67)	–	–	–	–	(70)
Transfers and other movements [1]	13	(13)	–	–	–	–	–
Translation	(153)	(5)	(4)	(1)	(1)	–	(164)
Balance at 31 December 2024	4,385	3,147	176	5	53	12	7,778
Net book value at 31 December 2024	4,986	1,818	615	307	674	112	8,512

[1] Transfers and other movements include amounts from deferred stripping, changes in estimates of decommissioning assets and asset reclassifications.

[2] Assets of $6m (2023: $7m; 2022: $7m) have been pledged as security.

[3] The weighted average capitalisation rate used to determine the amount of borrowing costs eligible for capitalisation was nil (2023: nil; 2022: 4.96%).



Group notes to the financial statements *continued*

For the year ended 31 December 2024

14 TANGIBLE ASSETS *CONTINUED*

Net impairment, derecognition of assets and profit (loss) on disposal:

US dollar millions	Tangible Assets	Right of Use Assets	Goodwill	Total
2024				
Group income statement				
Reversal of impairment of assets	60	—	—	60
Profit (loss) on derecognition of assets [1]	(2)	2	—	—
Net loss on disposal of assets	(2)	—	—	(2)
Reversal of impairment, (derecognition of assets) and profit (loss) on disposal	56	2	—	58
2023				
Group income statement				
Impairment of assets	(220)	(10)	—	(230)
Reversal of impairment of assets	35	3	—	38
Derecognition of assets	(36)	1	—	(35)
Net profit on disposal of assets	6	—	—	6
Net impairment, derecognition of assets and profit (loss) on disposal	(215)	(6)	—	(221)
2022				
Group income statement				
Impairment of assets	(290)	(17)	(8)	(315)
Derecognition of assets	(3)	(1)	—	(4)
Net profit on disposal of assets	4	—	—	4
Net impairment, derecognition of assets and profit (loss) on disposal	(289)	(18)	(8)	(315)

[1]   *Includes profit on derecognition of assets of $13m relating to insurance proceeds for the Siguiri CIL tank failure.*

Impairment calculation assumptions – goodwill, tangible, right of use and intangible assets

The Group's non-financial assets, other than inventories and deferred tax assets, are assessed for impairment or reversal of impairment indicators at each reporting date or whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Sunrise Dam is required to have an annual impairment test as the cash-generating unit (CGU) contains goodwill (refer to *Note 16*). At 31 December 2024, a reversal of impairment trigger was identified for Cuiabá due to the restart of the Queiroz metallurgical plant. No impairment or reversal of impairment triggers were identified for the remaining CGUs.

Assumptions used for the impairment calculations:

Cash flows used in impairment calculations are initially derived in nominal terms using inflation factors and nominal assumptions. Cash flows are then converted to real terms using the corresponding inflation factor and discounted using a real discount rate.

- The gold price assumption used in the impairment calculations represents management's best estimate of the expected real short-term and long-term future price of gold based on consensus outlooks

- The exchange rate input used in the impairment calculation of Sunrise Dam (refer to *Note 16*) represents the expected short-term and long-term exchange rates based on consensus outlooks


Group notes to the financial statements *continued*

For the year ended 31 December 2024

Assumptions	Real gold price per oz			Exchange rate (A$/US$)		
	2024	**2023**	**2022**	**2024**	**2023**	**2022**
Year 1	2,650	1,995	1,785	0.65	0.68	0.70
Year 2	2,477	1,998	1,777	0.68	0.71	0.70
Year 3	2,101	1,785	1,763	0.70	0.72	0.71
Year 4	2,026	1,694	1,729	0.70	0.70	0.71
Year 5	1,988	1,666	1,710	0.69	0.70	0.71
Long-term	1,950	1,666	1,731	0.68	0.70	0.71

Annual life-of-mine plans take into account the following:

- Proven and Probable Mineral Reserve

- Value beyond Proven and Probable Mineral Reserve (including Inferred Mineral Resource and undeclared mineral inventory ounces) which are determined using the gold price assumption referred to above. The inclusion of the undeclared mineral inventory ounces is supported by the repeated ability of the operation to replenish depleted resources from exploration success providing confidence that the undeclared mineral inventory ounces included in the plan will be drilled, converted and mined over the life-of-mine. The capital investment and exploration required to convert and mine these additional ounces are included in the life-of-mine plan. These ounces are included in the discounted cash flow model based on the Group's rigorous framework for transitioning ounces from potential inventory through various stages to mined ounces. The sliding scale of conversion factors used ensures risk-adjusted progression reflecting geological confidence and economic feasibility. The conversion factors applied reflect a risk adjusted cash flow

- Foreign currency cash flows translated at estimated exchange rates, based on consensus outlooks, and then discounted using appropriate discount rates for that currency

- Cash flows used in impairment calculations are based on life-of-mine plans which range from 5 years to 31 years

Cuiabá

Cuiabá is owned and operated by AGA Mineração in Brazil. It has been in operation since 1834 and is an underground mine. The property is currently in the production stage. In 2022, an impairment loss of $57m ($70m gross of taxes) was recognised in respect of the Cuiabá mine CGU. During 2023, the Cuiabá mine CGU recognised further impairment losses of $45m ($53m gross of taxes) largely due to the suspension of operating activities at the Queiroz metallurgical plant. At the end of 2023, the Cuiabá mine CGU recognised an impairment reversal of $28m ($38m gross of taxes) which was largely due to certainty in the processing of gold concentrate and improved operating results at the Cuiabá mine CGU.

At 31 December 2024, the Cuiabá mine CGU recognised a further impairment reversal of $44m ($60m gross of taxes) which was due to the Queiroz metallurgical plant resuming operations in September 2024. The recoverable amount of $948m was determined with reference to the CGU's fair value less costs to dispose derived from a discounted cash flow model, using a real discount rate of 8.4%, compared to the CGU's carrying amount of $262m. This is a level 3 fair value measurement. The impairment loss in 2022 and the net impairment reversals in 2023 and 2024 were recognised and included in the Americas segment.



Group notes to the financial statements *continued*

For the year ended 31 December 2024

Impairment allocation

Cash Generating Unit	Mine Development Cost	Mine Infrastructure	Exploration and evaluation costs	Mineral Rights and Dumps	Assets under construction	Land and buildings	Total Tangible Asset Impairment Reversal	Goodwill	Right of use assets	Total Impairment Reversal
US dollar millions					**2024**					
Americas segment										
Cuiabá	(2)	(30)	—	—	(28)	—	(60)	—	—	(60)
	(2)	(30)	—	—	(28)	—	(60)	—	—	(60)

Cash Generating Unit	Mine Development Cost	Mine Infrastructure	Exploration and evaluation costs	Mineral Rights and Dumps	Assets under construction	Land and buildings	Total Tangible Asset Impairment	Goodwill	Right of use assets	Total Impairment
US dollar millions					**2023**					
Americas segment										
CdS	30	9	—	—	5	1	45	—	2	47
Cuiabá	(27)	17	—	—	29	(1)	18	—	(3)	15
Serra Grande	47	39	—	—	7	4	97	—	8	105
Projects										
Gramalote	—	—	1	—	15	9	25	—	—	25
	50	65	1	—	56	13	185	—	7	192
US dollar millions					**2022**					
Americas segment										
CdS	58	98	—	16	—	6	178	—	11	189
Cuiabá	34	30	—	—	—	1	65	—	5	70
Serra Grande	22	24	—	—	—	1	47	8	1	56
	114	152	—	16	—	8	290	8	17	315

Sensitivity analysis - impairment of assets

The assumptions that had the most influence on the life-of-mine plans which form the basis of the assessment was the long-term gold commodity price, discount rate, foreign exchange and production (including undeclared mineral inventory ounces). Management has determined that a reasonable possible change in these assumptions would not result in a material adjustment to the carrying values of property, plant and equipment.


Group notes to the financial statements *continued*

For the year ended 31 December 2024

Significant accounting judgements and estimates

Mineral Reserve estimates

The Group reports its Mineral Resource and Mineral Reserve in accordance with Subpart 1300 of Regulation S-K (17 CFR § 229.1300) ("Regulation S-K 1300"). A Mineral Reserve estimate is an estimate of tonnage and grade or quality of Indicated and Measured Mineral Resource that can be the basis of an economically viable project. More specifically, it is the economically mineable part of a Measured or Indicated Mineral Resource, which includes diluting materials and allowances for losses that may occur when the material is mined or extracted. In order to estimate the Mineral Reserve, estimates and assumptions are required about a range of geological, technical and economic factors, including quantities, grades, production techniques, recovery rates, production costs, transport costs, commodity demand, commodity prices and exchange rates.

Estimating the quantity and/or grade of the Mineral Reserve requires the size, shape and depth of ore bodies to be determined by analysing geological data such as the logging and assaying of drill samples. This process may require complex and difficult geological judgements and calculations to interpret the data.

With the change in the economic assumptions used to estimate the Mineral Reserve from period to period, and because additional geological data is generated during the course of operations, estimates of the Mineral Reserve may change from period to period. Changes in the reported Mineral Reserve may affect the Group's financial results and financial position in a number of ways, including the following:

- asset carrying values may be affected due to changes in estimated future cash flows

- depreciation, depletion and amortisation charged in the income statement may change where such charges are determined by the units-of-production method, or where the useful economic lives of assets change

- overburden removal costs, including production stripping activities, recorded on the statement of financial position or charged in the income statement may change due to changes in stripping ratios or the units-of-production method of depreciation

- decommissioning site restoration and environmental provisions may change where changes in the estimated Mineral Reserve affect expectations about the timing or cost of these activities and

- the carrying value of deferred tax assets may change due to changes in estimates of the likely recovery of the tax benefits.

Accounting policies

Tangible assets are recorded at cost less accumulated amortisation, accumulated impairments and reversal of impairments. Cost includes the present value of related future decommissioning costs.

Interest on borrowings relating to the financing of major capital projects under construction (which is considered to be qualifying assets that necessarily take a substantial period of time to get ready for their intended use or sale) is capitalised during the construction phase as part of the cost of the project. Such borrowing costs are capitalised over the period during which the asset is being acquired or constructed and borrowings have been incurred. Capitalisation ceases when construction is interrupted for an extended period or when the asset is substantially complete. Other borrowing costs are expensed as incurred.

For assets amortised on the units-of-production method, amortisation is calculated to allocate the cost of each asset to its residual value over its estimated useful life. For assets not amortised on the units-of-production method, amortisation is calculated on a straight line basis over its expected useful life.

Mine development costs

Capitalised mine development costs include expenditure incurred to develop new ore bodies, to define further mineralisation in existing ore bodies and, to expand the capacity of a mine and include acquired Proven and Probable Mineral Reserve and Mineral Resource at fair value at the acquisition date when a business is acquired.

Depreciation, depletion and amortisation of mine development costs are computed by the units-of-production method based on estimated Proven and Probable Mineral Reserve. The Proven and Probable Mineral Reserve reflects estimated quantities of Mineral Reserve which can be recovered economically in the future from known mineral deposits.

Capitalised mine development costs also include stripping activity assets relating to production stripping activities incurred in the production phase of open-pit operations of the Group. Stripping activity assets are amortised on a units-of-production method based on the Mineral Reserve of the component of the orebody to which these assets relate. Amortisation of stripping activity assets is included in cost of sales.


Group notes to the financial statements *continued*

For the year ended 31 December 2024

Mine infrastructure

Mine plant facilities, including decommissioning assets, are amortised using the lesser of their useful life or units-of-production method based on estimated Proven and Probable Mineral Reserve.

The straight-line method is used if the estimated useful life of the asset is used for amortisation as follows:

- plant and machinery up to life-of-mine
- equipment and motor vehicles up to five years and
- computer equipment up to three years.

Assets are amortised to residual values. Residual values and useful lives are reviewed, and adjusted if appropriate, at the beginning of each financial year.

Land and assets under construction

Land and assets under construction are not depreciated and are measured at historical cost less impairments.

Mineral rights and dumps

Mineral rights and dumps are amortised from the date on which the assets are ready for use as intended by management.

Mineral rights are amortised using the units-of-production method based on the estimated Proven and Probable Mineral Reserve. Dumps are amortised over the period of treatment.

Exploration and evaluation assets

All pre-licence and exploration costs, including geological and geographical costs, labour and exploratory drilling cost, are expensed as incurred, until it is concluded that a future economic benefit will more likely than not be realised. In evaluating if expenditures meet this criterion to be capitalised, several different sources of information are used depending on the level of exploration. Exploration and evaluation assets also include the fair value of exploration potential attributable at the acquisition date when a business is acquired.

While the criterion for concluding that expenditure should be capitalised is always probable, the information used to make that determination depends on the level of exploration:

- Costs on greenfield sites, being those where the Group does not have any mineral deposits which are already being mined or developed under the planned method of extraction, are expensed as incurred until the Group is able to demonstrate that future economic benefits are probable, which generally will be the establishment of Proven and Probable Mineral Reserve at this location
- Costs on brownfield sites, being those adjacent to mineral deposits which are already being mined or developed under the planned method of extraction, are expensed as incurred until the Group is able to demonstrate that future economic benefits are probable, which generally will be the establishment of increased inclusive Proven and Probable Mineral Resource after which the expenditure is capitalised as mine development cost and
- Costs relating to extensions of mineral deposits, which are already being mined or developed, including expenditure on the definition of mineralisation of such mineral deposits, are capitalised as mine development.

Stripping costs

The Group has a number of surface mining operations that are in the production phase for which production stripping costs are incurred. The benefits that accrue to the Group as a result of incurring production stripping costs include (a) ore that can be used to produce inventory and (b) improved access to a component of the ore body that will be mined in future periods.

Components of the various ore bodies at the operations of the Group are determined based on the geological areas identified for each of the ore bodies and are reflected in the Mineral Reserve reporting of the Group. In determining whether any production stripping costs are capitalised as a stripping activity asset, the Group uses the average stripping ratio measure over the life of the particular open pit operation as an indicator of the quantum of production stripping costs that should be capitalised. Once determined that any portion of the production stripping costs should be capitalised, the Group determines the amount of the production stripping costs that should be capitalised with reference to the average mine costs per tonne of the component and the actual waste tonnes that should be expensed.

The average mine cost per tonne of the component is calculated as the total expected costs to be incurred to mine the relevant component of the ore body, divided by the number of tonnes expected to be mined from the component. The average mine cost per tonne of the component to which the stripping activity asset relates are recalculated annually in light of additional knowledge and changes in estimates.

Development expenditure

Development activities commence after project sanctioning by the appropriate level of management. Judgement is applied by management in determining when a project has reached a stage at which economically recoverable Mineral Reserves exist such that development may be sanctioned. In exercising this judgement, management is required to make certain estimates and assumptions that may change as new information becomes available. If, after having started the development activity, a judgement is made that a development asset is impaired, the appropriate amount will be written off to the income statement.



Group notes to the financial statements *continued*

For the year ended 31 December 2024

Production start date

The Group assesses the stage of each mine construction project to determine when a project moves into the production stage. The criteria used to assess the start date are determined by the unique nature of each mine construction project and include factors such as the complexity of a plant and its location. The Group considers various relevant criteria to assess when the construction project is substantially complete and ready for its intended use and moves into the production stage. The criteria used in the assessment would include, but are not limited to the following:

- the level of capital expenditure compared to the construction cost estimates;
- completion of a reasonable period of testing of the constructed asset;
- adequacy of stope face;
- ability to produce metals in saleable form (within specifications); and
- ability to sustain ongoing production of metal.

When a mine construction project moves into the production stage, the capitalisation of certain mine construction costs ceases and costs are either regarded as inventory or expensed, except for capitalisable costs related to mining asset additions or improvements, underground mine development, deferred stripping activities, or Mineral Reserve development.

Impairment of non-financial assets

The Group's non-financial assets, other than inventories and deferred tax assets, are reviewed at each reporting date or whenever events or changes in circumstances indicate that the carrying amount may not be recoverable, to determine whether there is any indication of impairment. An impairment test is performed annually on all goodwill, intangible assets not yet in use and intangible assets with indefinite useful lives irrespective of whether any impairment indicators have been identified.

For non-financial assets or cash generating units (CGUs), in circumstances in which indicators of impairment are identified, a formal impairment test is required to be carried out. The impairment test compares the assets or CGUs carrying amount with its recoverable amount. The recoverable amount is the higher of the amounts calculated under the fair value less cost of disposal and value in use approaches. The Group generally uses fair value less cost of disposal to determine the recoverable amount of each CGU.

The future cash flows are adjusted for risks specific to the asset and is adjusted where applicable to consider any specific risks relating to the country where the asset or cash-generating unit is located. Future cash flows are discounted to their present value using a discount rate that reflects current market assessments of the time value of money.

A CGU is the smallest identifiable Group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. The composition and nature of the Group's CGUs vary and is determined largely by identifying the smallest identifiable group of assets that generates independent cash inflows and factors specific to the Group's mining operations. The Group's CGUs are generally at the individual mine level, with some operating mines consisting of a combination of shafts and/or pits.

Exploration assets are tested for impairment whenever facts and circumstances indicate that the carrying amount is not recoverable. Assets will be allocated to CGUs or groups of CGUs based on how the entity manages its operations i.e., by mineral within a specific geographic area. An impairment loss is recognised for the amount by which the asset's or CGU's carrying amount exceeds their recoverable amount.

At the reporting date the Group assesses whether any of the indicators which gave rise to previously recognised impairments have changed such that the impairment loss no longer exists or may have decreased. The impairment loss is then assessed on the original factors for reversal and if indicated, such reversal is recognised.


Group notes to the financial statements *continued*

For the year ended 31 December 2024

15 RIGHT OF USE ASSETS AND LEASE LIABILITIES

RIGHT OF USE ASSETS

US dollar millions	Mine infrastructure	Land and buildings	Total
Cost			
Balance at 1 January 2022	297	16	313
Additions	90	1	91
Derecognition and other movements [1]	(34)	—	(34)
Translation	(8)	(2)	(10)
Balance at 31 December 2022	345	15	360
Accumulated amortisation and impairments			
Balance at 1 January 2022	135	3	138
Amortisation for the year	78	3	81
Impairment	17	—	17
Derecognition and other movements [1]	(29)	—	(29)
Translation	(4)	1	(3)
Balance at 31 December 2022	197	7	204
Net book value at 31 December 2022	148	8	156
Cost			
Balance at 1 January 2023	345	15	360
Additions	77	6	83
Derecognition and other movements [1]	(48)	—	(48)
Translation	(1)	1	—
Balance at 31 December 2023	373	22	395
Accumulated amortisation and impairments			
Balance at 1 January 2023	197	7	204
Amortisation for the year	77	3	80
Derecognition and other movements [1]	(38)	—	(38)
Impairment	10	—	10
Impairment reversal	(3)	—	(3)
Balance at 31 December 2023	243	10	253
Net book value at 31 December 2023	130	12	142
Cost			
Balance at 1 January 2024	373	22	395
Acquisition through business combination	2	2	4
Additions	69	—	69
Derecognition and other movements [1]	(15)	—	(15)
Translation	(18)	1	(17)
Balance at 31 December 2024	411	25	436
Accumulated amortisation and impairments			
Balance at 1 January 2024	243	10	253
Amortisation for the year	83	3	86
Derecognition and other movements [1]	(14)	—	(14)
Translation	(12)	—	(12)
Balance at 31 December 2024	300	13	313
Net book value at 31 December 2024	111	12	123

[1] *Derecognition and other movements include amounts relating to modifications and terminations of leased assets.*



Group notes to the financial statements *continued*

For the year ended 31 December 2024

15 RIGHT OF USE ASSETS AND LEASE LIABILITIES CONTINUED

LEASE EXPENSES

US dollar millions	2024	2023	2022
Amounts recognised in the statement of cash flows including expenses on short-term leases, variable lease payments and leases on low value assets			
Total cash outflow on leases including expenses on short-term leases, variable lease payments and leases on low value assets	861	939	875
Amounts recognised in the income statement for lease payments not included in lease liabilities			
Expenses on short-term leases	23	32	19
Expenses on variable lease payments [1]	734	800	749
Expenses on leases of low value assets	2	2	15

[1] The variable lease payments consist mainly of mining and drilling contracts and constitutes 85% (2023: 85%; 2022: 86%) of total lease payments made during the period. The variable nature of these contracts is to allow equal sharing of pain and gain between the Group and its contractors. These payments are predominantly driven by performance measures on a per tonne or a per meter basis. The future cash flows to which the Group is potentially exposed to are not disclosed as their variability does not permit reliable forecasts.

LEASE LIABILITIES

US dollar millions	2024	2023	2022
Reconciliation of lease liabilities [1]			
A reconciliation of the lease liabilities included in the statement of financial position is set out in the following table:			
Opening balance	171	186	185
Acquisition through business combination	4	—	—
Lease liabilities recognised	69	83	90
Repayment of lease liabilities	(91)	(94)	(82)
Finance costs paid on lease liabilities	(11)	(11)	(10)
Interest charged to the income statement	12	12	11
Modifications and terminations	(3)	(7)	(7)
Translation	(10)	2	(1)
Closing balance	141	171	186
Lease liabilities			
Non-current	65	98	115
Current	76	73	71
Total	141	171	186

[1] The Group leases a number of assets as part of its activities. These primarily include gas pipelines, ore haulage and site services, mining equipment and property. All lease contracts contain market review clauses in the event that the Group exercises its option to renew. A maturity analysis of lease liabilities is provided in **Note 33**.

In June 2023, AngloGold Ashanti Australia Limited signed a 10-year power purchase agreement with Pacific Energy Pty Ltd for the procurement of 48MW of renewable energy from a hybrid wind and solar plant, aimed at the decarbonisation of the Tropicana mine in Western Australia. The Group concluded that the arrangement does include a lease and will be recognised in terms of IFRS 16 'Leases' (IFRS 16). The project has achieved commercial operation on 7 February 2025, which is also the commencement date of the lease. The expected cash flows over the 10 years commencing in 2025 is $107m.



Group notes to the financial statements *continued*

For the year ended 31 December 2024

Accounting policies

The Group assesses whether a contract is or contains a lease, at inception of a contract. Various factors are considered in assessing whether an arrangement contains a lease, including whether a service contract includes the implicit right to substantially all the economic benefits from assets used in providing the service and whether the Group directs how and for what purpose the assets are used.

In determining the lease term, the Group considers all facts and circumstances that create an economic incentive to exercise an extension option, or not exercise a termination option. Extension options (or periods after termination options) are only included in the lease term if the lease is reasonably certain to be extended (or not terminated). The assessment is reviewed if a significant event or a significant change in circumstances occurs which affects this assessment and that is within the control of the lessee. The Group applies the considerations for short-term leases where leases are modified to extend the period by 12 months or less on expiry and these modifications are assessed on a standalone-basis.

The Group recognises a right of use asset and a corresponding lease liability with respect to all lease agreements in which it is the lessee, except for short-term leases (defined as leases with a lease term of 12 months or less with no purchase option) and leases of low value assets, where the recognition exemption is applied. For these leases, the Group recognises the lease payments as an operating expense on a straight-line basis over the term of the lease unless another systematic basis is more representative of the time pattern in which economic benefits from the leased asset are consumed. The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted by using the rate implicit in the lease. If this rate cannot be readily determined, the Group uses its incremental borrowing rate. The incremental borrowing rate is the rate that the Group would have to pay to borrow the funds necessary to obtain an asset of similar value to the right of use asset in a similar economic environment with similar terms, security and conditions. The Group applies a single discount rate for contracts that share similar characteristics. The Group has determined that contracts that are denominated in the same currency will use a single discount rate. Contracts may contain both lease and non-lease components. The Group allocates the consideration in the contract to the lease and non-lease components based on their relative stand-alone prices.

Lease payments included in the measurement of the lease liability comprise:

* fixed lease payments (including in-substance fixed payments), less any lease incentives;
* variable lease payments that depend on an index or rate, initially measured using the index or rate at the commencement date;
* amount expected to be payable by the lessee under residual value guarantees;
* the exercise price of purchase options, if the lessee is reasonably certain to exercise the options; and
* payments of penalties for terminating the lease, if the lease term reflects the exercise of an option to terminate the lease.

The lease liability is subsequently measured by increasing the carrying amount to reflect interest on the lease liability (using the effective interest method) and by reducing the carrying amount to reflect the lease payments made. The Group has made the accounting policy choice to classify finance costs paid in relation to a lease liability as financing activities in the statement of cash flows.

The Group remeasures the lease liability (and makes a corresponding adjustment to the related right of use asset) whenever:

* the lease term has changed or there is a change in the assessment of exercise of a purchase option, in which case the lease liability is remeasured by discounting the revised lease payments using a revised discount rate;
* the lease payments change due to changes in an index or rate or a change in expected payment under a guaranteed residual value, in which cases the lease liability is remeasured by discounting the revised lease payments using the initial discount rate (unless the lease payments change is due to a change in a floating interest rate, in which case a revised discount rate is used); or
* a lease contract is modified and the lease modification is not accounted for as a separate lease, in which case the lease liability is remeasured by discounting the revised lease payments using a revised discount rate.

The right of use assets comprise the initial measurement of the corresponding lease liability, lease payments made at or before the commencement day, any initial direct costs and restoration costs as described below. They are subsequently measured at cost less accumulated depreciation and impairment losses.

The lease term is determined as the non-cancellable period of a lease, together with:

* periods covered by an option to extend the lease if the Group is reasonably certain to make use of that option; and / or
* periods covered by an option to terminate the lease, if the Group is reasonably certain not to make use of that option.

Whenever the Group incurs an obligation for costs to dismantle and remove a leased asset, restore the site on which it is located or restore the underlying asset to the condition required by the terms and conditions of the lease, a provision is recognised and measured under IAS 37 'Provisions, Contingent Liabilities and Contingent Assets'. The costs are included in the related right of use asset, unless those costs are incurred to produce inventories.

Right of use assets are depreciated over the shorter period of lease term and useful life of the underlying asset. If a lease transfers ownership of the underlying asset or the cost of the right of use asset reflects that the Group expects to exercise a purchase option, the related right of use asset is depreciated over the useful life of the underlying asset. The depreciation starts at the commencement date of the lease.

The Group applies IAS 36 'Impairment of Assets' to determine whether a right of use asset is impaired and accounts for any identified impairment loss accordingly.



Group notes to the financial statements *continued*

For the year ended 31 December 2024

16 INTANGIBLE ASSETS

US dollar millions	Goodwill	Other	Total
Cost			
Balance at 1 January 2022	119	95	214
Additions	—	1	1
Translation	(6)	(1)	(7)
Balance at 31 December 2022	113	95	208
Accumulated amortisation and impairments			
Balance at 1 January 2022	—	92	92
Amortisation for the year	—	1	1
Impairment of goodwill	8	—	8
Translation	—	1	1
Balance at 31 December 2022	8	94	102
Net book value at 31 December 2022	105	1	106
Cost			
Balance at 1 January 2023	105	95	200
Additions	—	1	1
Transfers and other movements [1]	—	1	1
Translation	—	(2)	(2)
Balance at 31 December 2023	105	95	200
Accumulated amortisation and impairments			
Balance at 1 January 2023	—	94	94
Amortisation for the year	—	1	1
Translation	—	(2)	(2)
Balance at 31 December 2023	—	93	93
Net book value at 31 December 2023	105	2	107
Cost			
Balance at 1 January 2024	105	95	200
Additions	—	1	1
Translation	(10)	—	(10)
Balance at 31 December 2024	95	96	191
Accumulated amortisation and impairments			
Balance at 1 January 2024	—	93	93
Amortisation for the year	—	1	1
Translation	—	(1)	(1)
Balance at 31 December 2024	—	93	93
Net book value as 31 December 2024	95	3	98

[1] *Transfers and other movements include amounts from asset reclassifications and amounts written off.*

Impairment calculation assumptions for goodwill

2024

Based on an analysis carried out by the Group in 2024, the carrying value and fair value less costs to dispose of the CGU that includes significant goodwill is:

	2024	
US dollar millions	**Carrying value**	**Fair value less costs to dispose**
Sunrise Dam	166	566



Group notes to the financial statements _continued_

For the year ended 31 December 2024

16 INTANGIBLE ASSETS _CONTINUED_

As at 31 December 2024, the recoverable amount of Sunrise Dam exceeded its carrying amount by $400m. Sunrise Dam had $95m goodwill at 31 December 2024. The approved life-of-mine of Sunrise Dam is planned until 2032. The fair value less costs to dispose is derived from a discounted cash flow model using a post-tax, real discount rate of 5%, which reflects specific market risk factors for the CGU. This is a level 3 fair value measurement.

The estimates of future cash flows were derived from the life-of-mine plans where the life-of-mine plans include a material portion of value beyond proven and probable ounces (including Inferred Mineral Resource and undeclared mineral inventory ounces). The attributable Mineral Resource value ounces included in the discounted cash flow model, is based on historical conversion factors in converting Mineral Resources to Mineral Reserves. The conversion factors are applied to reflect a risk adjusted cash flow.

Life-of-mine plans are also impacted by estimated production as well as Mineral Reserve and Mineral Resource determination (including undeclared mineral inventory ounces). The Group continuously monitors production targets, including yield targets from currently mined orebodies, and models these results to other areas of the orebody and makes the required amendments. These amendments are manifested in the impairment models as changes in the years of the life-of-mine from year-to-year.

Sensitivity analysis

The key assumption that influences the recoverable amount is the expected gold prices. It is estimated that a decrease of the gold price assumptions by 16.1% would cause the recoverable amount of this CGU to equal its carrying amount. Management has determined that a reasonable possible change in the discount rate, foreign exchange and production (including undeclared mineral inventory ounces) would not result in a material adjustment to the carrying value. The sensitivity analysis has been provided on the basis that the key assumption changes without a change in the other assumptions. However, for a change in each of the assumptions used, it is impracticable to disclose the consequential effect of changes on the other variables used to measure the recoverable amount because these assumptions and others used in impairment testing of goodwill are inextricably linked.

2023

Based on an analysis carried out by the Group in 2023, the carrying value and fair value less costs to dispose of the CGU that includes significant goodwill is:

	2023	
US dollar millions	**Carrying value**	**Fair value less costs to dispose**
Sunrise Dam	228	263

As at 31 December 2023, the recoverable amount of Sunrise Dam exceeded its carrying amount by $35m. Sunrise Dam had $105m goodwill at 31 December 2023. The approved life-of-mine of Sunrise Dam is planned until 2028; however, for impairment testing purposes, Mineral Resources not included in the current approved life-of-mine plan where management has high confidence in the orebody and economical recovery of gold, based on historical and similar geological experience, were included in the discounted cash flow model. The attributable Mineral Resource value ounces have been included in the discounted cash flow model applied based on historical conversion factors in converting Mineral Resources to Mineral Reserves. The fair value less costs to dispose is derived from a discounted cash flow model using a real discount rate of 5%. This is a level 3 fair value measurement.

It is estimated that a decrease of the gold price assumptions by 2.3%, or an increase in the discount rate of 5.1% to 10.1%, or an increase of 2.4% in the A$/US$ exchange rate, would cause the recoverable amount of this CGU to equal its carrying amount. The sensitivity analysis has been provided on the basis that the key assumption changes without a change in the other assumptions. However, for a change in each of the assumptions used, it is impracticable to disclose the consequential effect of changes on the other variables used to measure the recoverable amount because these assumptions and others used in impairment testing of goodwill are inextricably linked. The assumptions that had the most influence on the life-of-mine plans which form the basis of the assessment was the discount rate, foreign exchange and production. Management has determined that a reasonable possible change in these assumptions would not result in a material adjustment to the carrying value.

2022

Based on an analysis carried out by the Group in 2022, the carrying value and value in use of the CGU that includes significant goodwill is:

	2022	
US dollar millions	**Carrying value**	**Value in use**
Sunrise Dam	230	293



Group notes to the financial statements *continued*

For the year ended 31 December 2024

As at 31 December 2022, the recoverable amount of Sunrise Dam exceeded its carrying amount by $63m. Sunrise Dam had $105m goodwill at 31 December 2022. The approved life-of-mine of Sunrise Dam is planned until 2028. The value in use is derived from a discounted cash flow model using a real discount rate of 4.6%.

It is estimated that a decrease of the long-term real gold price of $1,731/oz by 4.5%, or an increase in the discount rate of 4.6% to 13.9%, would cause the recoverable amount of this CGU to equal its carrying amount. The sensitivity analysis has been provided on the basis that the key assumption changes without a change in the other assumptions. However, for a change in each of the assumptions used, it is impracticable to disclose the consequential effect of changes on the other variables used to measure the recoverable amount because these assumptions and others used in impairment testing of goodwill are inextricably linked.

Significant accounting judgements and estimates

For the significant assumptions relating to impairments in general see *Note14*. The forecasted gold price is considered a significant input with estimation uncertainty.

Value beyond Proven and Probable Mineral Reserve (including Inferred Mineral Resources and undeclared mineral inventory ounces) have been included in the life-of-mine plan for the Sunrise Dam CGU. The inclusion of the undeclared mineral inventory ounces is supported by the repeated ability of the operation to replenish depleted Mineral Resources from exploration success providing confidence that the undeclared mineral inventory ounces included in the plan will be drilled, converted and mined over the life-of-mine. The capital investment and exploration required to convert and mine these additional ounces are included in the life-of-mine plan. These ounces are included in the discounted cash flow model based on the Group's rigorous framework for transitioning ounces from potential inventory through various stages to mined ounces. The sliding scale of conversion factors used ensures risk-adjusted progression reflecting geological confidence and economic feasibility. The conversion factors applied reflect a risk adjusted cash flow.

Accounting policies

Where an investment in a subsidiary, joint venture or an associate is made, any excess of the consideration transferred, the amount of any non-controlling interest in the acquiree and the acquisition date fair value of any previous equity interest in the acquiree over the fair value of the identifiable net assets acquired is recorded as goodwill.

Goodwill is not amortised, is tested annually for impairment or whenever events or changes in circumstances indicate that the carrying amount may not be recoverable and carried at cost less accumulated impairment losses. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold. Goodwill is allocated to CGUs for the purpose of impairment testing. No unallocated goodwill exists within the Group.



Group notes to the financial statements _continued_

For the year ended 31 December 2024

17 PRINCIPAL OPERATING SUBSIDIARIES AND JOINT OPERATIONS

AngloGold Ashanti plc is the ultimate parent of the Group. Its wholly-owned subsidiary, AngloGold Ashanti Holdings plc, a company incorporated in the Isle of Man, primarily holds all of the Group's interests in companies incorporated outside of South Africa. The following table presents each of the Group's principal operating subsidiaries and joint operations (including direct and indirect holdings), the percentage of shares of each subsidiary and joint operation owned and the country of incorporation at 31 December 2024. There are no significant restrictions on the ability of the Group's subsidiaries or joint operations to transfer funds to AngloGold Ashanti plc in the form of cash dividends or repayment of loans or advances. Refer to **_Note 35_** for a complete list of related undertakings.

			Percentage held		
For the year ended 31 December	**Country of incorporation**	**Holding**	**2024**	**2023**	**2022**
Principal operating subsidiaries					
AngloGold Ashanti Australia Limited [1]	Australia	Indirect	100	100	100
AngloGold Ashanti (Pty) Ltd (formerly AngloGold Ashanti Limited)	South Africa	Direct	100	100	—
AngloGold Ashanti Holdings plc	Isle of Man	Direct	100	100	100
AngloGold Ashanti USA Incorporated	United States of America	Indirect	100	100	100
AngloGold Ashanti Córrego do Sítio Mineração S.A.	Brazil	Indirect	100	100	100
AngloGold Ashanti (Ghana) Limited [2]	Ghana	Indirect	100	100	100
AngloGold Ashanti (Iduapriem) Limited	Ghana	Indirect	100	100	100
Cerro Vanguardia S.A.	Argentina	Indirect	92.50	92.50	92.50
Geita Gold Mining Limited	Tanzania	Indirect	100	100	100
Mineração Serra Grande S.A.	Brazil	Indirect	100	100	100
Société AngloGold Ashanti de Guinée S.A.	Republic of Guinea	Indirect	85	85	85
Sukari Gold Mines Company [3]	Egypt	Indirect	50	—	—
Unincorporated joint operation					
Tropicana joint operation	Australia	Indirect	70	70	70

[1] Owner of the Sunrise Dam operation and the Tropicana joint operation in Australia.

[2] Operates the Obuasi mine in Ghana.

[3] Acquired by AngloGold Ashanti as part of the acquisition of Centamin plc in November 2024.

Non-controlling interests

The Group has subsidiaries with non-controlling interests. Except for the newly acquired Sukari Gold Mines Company (Sukari), which is part of the Centamin group (refer to **_Note 13_**), none of the remaining non-controlling interests were material to the statement of financial position. Sukari and the Group have non-coterminous year-ends, with Sukari's year-end being 30 June.

	2024	
Name	**Non-controlling interest % holding**	**Country of incorporation**
Sukari Gold Mines Company	50	Egypt

Financial information of the Sukari Gold Mines Company is provided below:

US dollar millions	**2024**
Profit allocated to material non-controlling interests	14
Accumulated balances of material non-controlling interests	1,836



Group notes to the financial statements *continued*

For the year ended 31 December 2024

Summarised financial information of Sukari at 100% is as follows. The information is based on amounts including intercompany balances.

US dollar millions	2024
Statement of profit or loss [1]	
Revenue	119
Profit for the period	33
Total comprehensive income for the period, net of tax	33
Attributable to non-controlling interests	14
Dividends paid to non-controlling interests	(62)
Statement of financial position as at 31 December	
Non-current assets	3,558
Current assets	319
Non-current liabilities	(54)
Current liabilities	(245)
Total equity	3,578
Statement of cash flows for the period ended 31 December [1]	
Cash inflow from operating activities	82
Cash outflow from investing activities	(19)
Cash outflow from financing activities	(74)
Net decrease in cash and cash equivalents	(11)

[1] *Representing movement post-acquisition.*

Accounting policies

Foreign currency translations

Items included in the financial statements of each of the Group's entities are measured using the currency of the primary economic environment in which the entity operates (the 'functional currency'). The functional currency of the parent company is United States Dollars. Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions, and from the translation of monetary assets and liabilities denominated in foreign currencies, are recognised in profit or loss.

The results and financial position of all Group entities (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency using closing rates of exchange at the reporting date for assets and liabilities, average rates of exchange for the year for income and expense items and historical rates of exchange for equity items. All resulting exchange differences are recognised in other comprehensive income and presented as a separate component of equity (foreign currency translation reserve, or FCTR).

Exchange differences arising from the translation of the net investment in foreign operations are accounted for as other comprehensive income on consolidation. On realisation of net investments in foreign operations, the resulting FCTR is recycled to the income statement. On disposal of non-foreign operations, where the parent's functional currency, is the same as the subsidiary's, associate's, joint venture's or branch's functional currency, no reclassification of FCTR is required.



Group notes to the financial statements *continued*

For the year ended 31 December 2024

18 INVESTMENTS IN ASSOCIATES AND JOINT VENTURES

US dollar millions	2024	2023	2022
Carrying value			
Investments in associates	43	38	37
Investments in joint ventures [1]	487	561	1,054
	530	599	1,091

[1]   Cash dividends received from joint ventures of $88m (2023: $180m; 2022: $694m).

Detailed disclosures are provided for the years in which investments in associates and joint ventures are considered to be material.

Summarised financial information of immaterial associates is as follows:

US dollar millions	2024	2023	2022
Aggregate statement of profit or loss for associates (attributable)			
Revenue	50	39	31
Operating expenses	(26)	(18)	(16)
Taxation	(7)	(5)	(3)
Profit for the year [1]	17	16	12
Total comprehensive income for the year, net of tax	17	16	12

[1]   Includes share of non-controlling interest.

Investments in material joint ventures comprise:

Name	Effective %			Description	Country of incorporation and operation
	2024	2023	2022		
Kibali Goldmines S.A.[1]	45.0	45.0	45.0	Exploration and mine development	The Democratic Republic of the Congo

[1]   AngloGold Ashanti plc (AGA) has a 50% interest in Kibali (Jersey) Limited (Kibali) which holds a 90% interest in Kibali Goldmines S.A.

US dollar millions	2024	2023	2022
Carrying value of joint ventures			
Kibali (Jersey) Limited	487	561	1,054
Impairment of investment in joint venture			
Société d'Exploitation des Mines d'Or de Yatela [1]	(2)	(1)	(1)
The cumulative unrecognised share of losses of the joint ventures:			
Société d'Exploitation des Mines d'Or de Yatela [1]	—	2	2

[1]   On 17 October 2024, AngloGold Ashanti and IAMGOLD Corporation completed the sale of each of their 40% interests in Société d'Exploitation des Mines d'Or de Yatela S.A. to the government of Mali.



Group notes to the financial statements *continued*

For the year ended 31 December 2024

18 INVESTMENTS IN ASSOCIATES AND JOINT VENTURES *CONTINUED*

Summarised financial information of the Kibali joint venture is as follows (not attributable) [1]:

US dollar millions	2024	2023 Restated [2]	2022
Statement of profit or loss			
Revenue	1,652	1,488	1,329
Other operating costs and expenses	(689)	(682)	(588)
Amortisation of tangible and intangible assets	(197)	(214)	(208)
Finance costs, unwinding of obligations and cash repatriation fee	(80)	(19)	(50)
Interest received	3	4	5
Share of profits of equity accounted joint venture	1	1	—
Taxation	(376)	(185)	(156)
Profit for the year	314	393	332
Total comprehensive income for the year, net of tax	314	393	332
Dividends received from joint venture (attributable)	88	180	694
Statement of financial position			
Non-current assets	2,537	2,485	2,420
Current assets	302	215	201
Cash and cash equivalents	89	123	92
Total assets	2,928	2,823	2,713
Non-current financial liabilities [2]	72	55	51
Other non-current liabilities	494	409	320
Current financial liabilities [2]	958	1,023	56
Other current liabilities	347	144	105
Total liabilities	1,871	1,631	532
Net assets	1,057	1,192	2,181
Group's share of net assets	529	596	1,091
Other [1]	(42)	(35)	(37)
Carrying amount of interest in joint venture	487	561	1,054

[1] Includes amounts relating to additional costs and contributions at acquisition as well as non-controlling interests related to Société Minière de Kilo-Moto S.A.(SOKIMO).

[2] During 2023 Kibali declared a dividend in specie through the distribution of a loan receivable to its shareholders which was classified as current financial liabilities ($296m) and non-current financial liabilities ($715m) by Kibali. The loan is repayable on demand and the full loan should therefore have been classified as a current financial liability. The non-current portion of $715m was reclassified from non-current financial liabilities to current financial liabilities.

Joint venture loan receivable

Kibali declared a dividend in specie through the distribution of a loan receivable to its shareholders. The loan receivable is set out in the following table:

US dollar millions	2024	2023
Opening balance	506	—
Dividend in specie declared [1]	70	506
Repayments	(149)	—
Interest accrued	36	—
Closing balance [2]	463	506

[1] During December 2024, a loan of $70m was granted which bears semi-annual interest at 7.675% and is repayable on demand. During December 2023, a loan of $506m was granted which bears semi-annual interest at 7.875% and is repayable on demand.

[2] Included in the statement of financial position as a short-term loan receivable of $260m (2023: $148m) and a long-term loan receivable of $203m (2023: $358m) based on the Kibali Goldmines S.A. future estimated cash flows and the intention of when AGA expects to receive settlement of the loan.


Group notes to the financial statements *continued*

For the year ended 31 December 2024

18 INVESTMENTS IN ASSOCIATES AND JOINT VENTURES *CONTINUED*

Accounting policies

A joint venture is an entity in which the Group holds a long-term interest and which the Group and one or more other ventures jointly control under a contractual arrangement, that provides for strategic, financial and operating policy decisions relating to the activities requiring unanimous consent of the parties sharing control. In a joint venture, the Group has rights to the net assets of the arrangement, rather than rights to its assets and obligations for its liabilities. An associate is an investment over which the Group exercises significant influence, but not control or joint control, over the financial and operating policies and normally owns between 20% and 50% of the voting equity.

Joint ventures and Associates are equity-accounted from the effective date of acquisition to the effective date of disposal. Any losses of equity-accounted investments are accounted for in the consolidated financial statements until the investment in such investments is written down to zero. Thereafter, losses are accounted for only insofar as the Group is committed to providing financial support to such investees.

The carrying value of equity-accounted investments represents the cost of each investment, including goodwill, balance outstanding on loans advanced if the loan forms part of the net investment in the investee, any impairment / impairment reversals recognised, the share of post-acquisition retained earnings and losses, and any other movements in reserves. The carrying value of equity-accounted investments is reviewed when indicators arise and if any impairment / impairment reversal has occurred; it is recognised in the period in which the impairment arose. If necessary, impairment and impairment reversals on loans and equity are reported under share of joint ventures and associates profit and loss.

In the statement of cash flows, dividends received from joint ventures are included in operating activities as the Group has joint control over the strategic, financial and operating policy decisions. Dividends received from associates are included in investing activities as the Group only exercises significant influence over the financial and operating policies.

US dollar millions	2024	2023	2022
19 INVENTORIES			
Non-current [2]			
Raw materials - ore stockpiles	158	2	5
Current [2]			
Raw materials			
- ore stockpiles	289	238	225
- heap-leach inventory	17	14	10
Work in progress			
- metals in process	66	51	66
- gold concentrate in process	—	1	—
Finished goods			
- gold doré/bullion	77	64	51
- by-products	2	—	2
- gold concentrate	—	5	—
Total metal inventories	451	373	354
Mine operating supplies	604	456	419
	1,055	829	773
Total inventories[1]	1,213	831	778

[1]   The amount of the write-down of ore stockpiles, heap-leach inventory, work in process, finished goods and mine operating supplies to net realisable value, and recognised as an expense is $14m (2023: $6m; 2022: $12m).

[2]   Inventory includes Centamin balances of $138m in non-current and $161m in current.



Group notes to the financial statements *continued*

For the year ended 31 December 2024

Accounting policies

Inventories are valued at the lower of cost and net realisable value after appropriate allowances for redundant and obsolete items. Cost is determined on the following bases:

- metals in process are valued at the average total production cost at the relevant stage of production;

- gold doré/bullion is valued on an average total production cost method;

- gold concentrate is valued on an average total production cost method;

- ore stockpiles are valued at the average moving cost of mining and stockpiling the ore. Stockpiles are classified as a non-current asset where the stockpile exceeds current processing capacity and not expected to be processed in the next 12 months;

- by-products, which include silver and sulphuric acid, are valued using an average total production cost method;

- mine operating supplies are valued at average cost; and

- heap leach pad materials are measured on an average total production cost basis.

Surface and underground stockpiles and metals in process are measured by estimating the number of tonnes added and removed from the stockpile, the number of contained ounces based on assay data, and the estimated recovery percentage based on the expected processing method. Stockpile ore tonnages are verified by periodic surveys.

A portion of the related depreciation, depletion and amortisation charge is included in the cost of inventory. Inventory write downs are included in cost of sales.

Net realisable value tests are performed at least annually and represent the estimated future sales price of the product, based on prevailing and long-term metals prices, less estimated costs to complete production and bring the product to sale.



Group notes to the financial statements *continued*

For the year ended 31 December 2024

	US dollar millions	2024	2023	2022
20	**TRADE, OTHER RECEIVABLES AND OTHER ASSETS**			
	Non-current			
	Deferred compensation assets (financial assets)	30	42	12
	Prepayments	7	14	19
	Recoverable tax, rebates, levies and duties	192	198	200
	Other receivables (financial assets)	14	—	—
		243	254	231
	Current			
	Trade receivables (financial assets)	47	25	20
	Deferred compensation asset (financial assets)	18	6	—
	Prepayments	59	41	58
	Recoverable tax, rebates, levies and duties (1)	145	119	148
	Dividend receivable from Kibali joint venture	55	—	—
	Other receivables (financial assets) (2)	50	8	11
		374	199	237
	Total trade, other receivables and other assets	617	453	468
	There is a concentration risk of recoverability in respect of amounts due from Revenue Authorities for recoverable tax, rebates, levies and duties from subsidiaries in the Africa Region segment. The Group uses probability weighted discounting models together with the expected timing of recovery of these refunds to quantify the current fair value and related discounting effects which are updated at each reporting period. Timing of the recoverability and the resultant probabilities is updated based on several factors including ongoing correspondence and meetings with the relevant authorities and income taxes available for off-sets, if applicable. A reasonable possible change in the risk-free discount rate and/or expected timing of recovery used in the weighted probability model would not have a material impact on the fair value recognised.			
	These values are summarised as follows:			
	Recoverable value added tax (3)	215	229	231
	Appeal deposits	70	51	43

(1) *Includes taxation asset, refer* ***Note 29****.*

(2) *Includes AGRe re-insurance overpayment of $21m and Siguiri insurance receivable of $21m in the current year.*

(3) *Geita Gold Mining Limited in Tanzania VAT receivable balance was $163m (2023: $153m; 2022: $153m).*

	US dollar millions	2024	2023	2022
21	**CASH RESTRICTED FOR USE**			
	Non-current			
	Cash restricted for environmental and rehabilitation obligations (1)	41	34	33
	Current			
	Cash restricted by prudential solvency requirements (2)	20	23	18
	Cash balances held by joint operations (3)	—	11	9
		20	34	27
	Total cash restricted for use	61	68	60

(1) *Reclamation bonds provided to the Environmental Protection Agency in Ghana and guarantees provided to Minas Gerais State Government in Brazil for environmental and rehabilitation obligations.*

(2) *Cash held by the Group's captive insurance company to maintain the solvency capital requirement.*

(3) *Cash balances held by joint operations of $13m have been reclassified to cash and cash equivalents during the current year as these balances are no longer considered restricted cash.*



Group notes to the financial statements *continued*

For the year ended 31 December 2024

Accounting policies

Cash restricted for use comprises cash and cash equivalents including amounts held in escrow, trust and separate bank accounts. Cash restricted for use for more than 12 months after year end is classified as a non-current financial asset.

	US dollar millions	2024	2023	2022
22	**CASH AND CASH EQUIVALENTS**			
	Cash and cash equivalents [(1)]	1,425	964	1,108
	Bank overdraft	(28)	(9)	(2)
	Per Statement of Cash Flows	1,397	955	1,106

(1) *Cash and cash equivalents include cash and deposits on call of $1,425m (2023: $964m; 2022: $870m) and money market instruments of nil (2023: nil; 2022: $238m). Money market instruments were readily available for use by the Group.*

Accounting policies

Cash and cash equivalents comprise cash on hand, deposits on call and other short-term highly liquid investments with a maturity period of three months or less at date of purchase. Cash and cash equivalents are stated at carrying amount which fairly approximates its fair value. For the purposes of the statement of cash flows, cash and cash equivalents is net of bank overdrafts as it forms an integral part of the Group's cash management.

The Group has made the accounting policy choice to classify interest received as investing activities in the statement of cash flows.

	Number of shares	2024	2023	2022
23	**SHARE CAPITAL AND PREMIUM**			
	Issued and fully paid ordinary shares at a nominal value of $1			
	Ordinary shares issued at the beginning of the year	419,729,856	—	—
	Issued in terms of the corporate restructuring	—	419,685,792	—
	Issued in terms of acquisition of Centamin	82,497,229	—	—
	Issued in terms of employee share awards	1,299,967	44,064	—
	Ordinary shares issued at the end of the year	503,527,052	419,729,856	—

Accounting policies

Ordinary shares are classified as equity and incremental costs directly attributable to the issue of new shares or options are shown directly in equity as a deduction, net of tax, from the proceeds.


Group notes to the financial statements *continued*

For the year ended 31 December 2024

	US dollar millions	Expiry date	Currency	Interest Rate	2024 Contract Amount	2024 Available facilities [2]	2024 Utilised facilities	2023 Utilised facilities	2022 Utilised facilities
24	**BORROWINGS**								
	Unsecured								
	Debt arrangements [1]								
	Rated bonds	November 2028	US dollar	3.375%	750	—	750	750	750
	Rated bonds	October 2030	US dollar	3.75%	700	—	700	700	700
	Rated bonds	April 2040	US dollar	6.5%	300	—	300	300	300
	Unamortised loan costs						(20)	(23)	(26)
	Interest accrued						11	11	11
							1,741	1,738	1,735
	Banking facilities								
	Geita revolving credit facility [3]	December 2024	US dollar, Tanzanian shilling	SOFR+credit adj+6.7% Tanzanian Treasury Bill+5%	—	—	—	189	151
	Siguiri revolving credit facility	October 2025	US dollar	SOFR+8%	65	—	68	68	67
	Multi-currency revolving credit facility	June 2029 [4]	US dollar, Australian dollar	SOFR+credit adj+1.45%, BBSY+1.45%	1,400	1,220	175	244	30
	Commercial banking facilities	None	Rand	Linked to an overnight bank lending rate	8	8	—	—	—
							243	501	248
	Total borrowings						1,984	2,239	1,983



Group notes to the financial statements *continued*

For the year ended 31 December 2024

US dollar millions	2024	2023	2022
Total borrowings	1,984	2,239	1,983
Current portion of borrowings	(83)	(207)	(18)
Total non-current borrowings	1,901	2,032	1,965
Amounts falling due			
Within one year	83	207	18
Between one and two years	—	65	149
Between two and five years	918	985	102
After five years	983	982	1,714
	1,984	2,239	1,983
Change in liabilities arising from financing activities:			
Reconciliation of borrowings (excluding lease liabilities) [5]			
A reconciliation of the total borrowings included in the statement of financial position is set out in the following table:			
Opening balance	2,239	1,983	1,909
Proceeds from borrowings	655	343	266
Repayment of borrowings	(909)	(87)	(184)
Finance costs paid on borrowings	(114)	(99)	(89)
Deferred loan fees	—	(2)	(8)
Interest charged to the income statement	114	108	97
Translation	(1)	(7)	(8)
Closing balance	1,984	2,239	1,983
Reconciliation of finance costs paid:			
A reconciliation of the finance cost paid included in the statement of cash flows is set out in the following table:			
Finance costs paid on borrowings	114	99	89
Capitalised finance cost	—	—	(2)
Commitment fees, utilisation fees and other borrowing costs	12	12	12
Total finance costs paid	126	111	99

[1]   The rated bonds are fully and unconditionally guaranteed by AngloGold Ashanti plc.

[2]   Represents undrawn capital on borrowings facilities.

[3]   During December 2024, the Geita revolving credit facility was cancelled and repaid.

[4]   During July 2024, the multi-currency revolving credit facility (RCF) was extended by one year to June 2029. Extension options of borrowing facilities are treated as loan commitments. In terms of the RCF agreement, the leverage ratio of Adjusted net debt to Adjusted EBITDA should not exceed 3.5 times. The RCF agreement also makes provision for the ability of the Group to have a leverage ratio of greater than 3.5 times but less than 4.5 times, subject to certain conditions, for one measurement period not exceeding six months, during the tenor of the RCF. The Group is required to demonstrate compliance with its financial maintenance covenant requirement every six months (i.e., at the end of each financial year and each half-year of each financial year). At 31 December 2024, the Group was in compliance with its financial maintenance covenant per the RCF agreement.

[5]   Refer to **Note 15** for changes in lease liabilities arising from financing activities.



Group notes to the financial statements *continued*

For the year ended 31 December 2024

25 ENVIRONMENTAL REHABILITATION AND OTHER PROVISIONS

US dollar millions	Provision for decommissioning	Provision for restoration	Provision for silicosis [5]	Other provisions [2]	Total
Balance at 1 January 2024	173	452	17	74	716
Changes in estimates - recognised in profit or loss [1]	—	46	(3)	28	71
Change in estimates - capitalised [1]	(4)	—	—	—	(4)
Reclassifications	10	(10)	—	—	—
Acquired through business combination	20	31	—	—	51
Transfer [4]	—	—	—	(19)	(19)
Utilised during the year	—	(38)	(1)	(22)	(61)
Unwinding of provision	7	19	2	—	28
Translation	(3)	(3)	(1)	(10)	(17)
Balance at 31 December 2024	203	497	14	51	765
Current portion	3	90	1	15	109
Non-current portion	200	407	13	36	656

US dollar millions	2024
Expected cash flows	
Within one year	109
Between one and two years	54
Between two and five years	232
After five years	370
	765
Sensitivity analysis - Provision for decommissioning[3]	
A change in discount rates and cash flows have a significant impact on the amounts recognised in the statement of financial position. A 10% change in the discount rate and cash flows would have the following impact:	
Effect of increase in assumptions:	
10% change in discount rate	(10)
10% change in cash flows	20
Effect of decrease in assumptions:	
10% change in discount rate	10
10% change in cash flows	(20)
Sensitivity analysis - Provision for restoration[3]	
A change in discount rates and cash flows have a significant impact on the amounts recognised in the income statement. A 10% change in the discount rate and cash flows would have the following impact:	
Effect of increase in assumptions:	
10% change in discount rate	(14)
10% change in cash flows	50
Effect of decrease in assumptions:	
10% change in discount rate	15
10% change in cash flows	(50)

[1] The change in estimates relating to the provision for decommissioning and restoration is attributable to shifts in discount rates from global economic assumption changes, alterations in mine plans affecting cash flows, updates in design for closure of tailings storage facilities and in revised methodology following requests from the environmental regulatory authorities. These provisions are expected to unwind beyond the end of the life-of-mine.

[2] Other provisions comprise claims filed by former employees in respect of loss of employment, work-related accident injuries and diseases, governmental fiscal claims relating to levies, surcharges and environmental legal disputes. These liabilities are expected to be settled over the next five-year period.

[3] The sensitivity analysis is based on the change of a single assumption, keeping all other assumptions constant. This may not be the case in practice where changes in assumptions may result in correlated changes in other assumptions, and a change in the provision amount.

[4] Transfer of the Yatela provision for rehabilitation and social obligations to trade and other payables, as the settlement amount has now been agreed with the sale of Yatela.

[5] The Group has provided for the estimated cost of the settlement based on actuarial assessments, discounted to its present value. The undiscounted provision at 31 December 2024 is $18m.


Group notes to the financial statements *continued*

For the year ended 31 December 2024

25 ENVIRONMENTAL REHABILITATION AND OTHER PROVISIONS *CONTINUED*

Environmental obligations

Pursuant to environmental regulations in the countries in which the Group operates, in connection with plans for the eventual end-of-life of its mines, the Group is obligated to rehabilitate the lands where such mines are located. In most cases, AngloGold Ashanti is required to provide financial guarantees for such work, including reclamation bonds or letters of credit issued by third party entities, independent trust funds or cash reserves maintained by the operation, to the respective environmental protection agency, or such other government department with responsibility for environmental oversight in the respective country, to cover the estimated environmental rehabilitation obligations.

In most cases, the environmental obligations will expire on completion of the rehabilitation although, in some cases, the Group may be required to post bonds for potential events or conditions that could arise after the rehabilitation has been completed.

In Australia, since 2014, AngloGold Ashanti has paid into a Mine Rehabilitation Fund an amount of AUD $14m (2023: AUD $13m; 2022: AUD $11m). At Iduapriem, AngloGold Ashanti has provided a bond comprising a cash component of $12m (2023: $12m; 2022:$12m) with a further bond guarantee amounting to $45m (2023: $41m; 2022: $14m) issued by ABSA Bank Ghana Limited, Standard Chartered Bank Ghana Ltd, Ecobank Ghana Ltd, United Bank for Africa, First Rand Bank Ghana Ltd and Stanbic Bank Ghana Ltd for a current carrying value of the liability of $47m (2023: $45m; 2022: $46m). At Obuasi, AngloGold Ashanti has provided a bond comprising a cash component of $22m (2023: $22m; 2022: $22m) with a further bank guarantee amounting to $30m (2023: $30m; 2022: $30m) issued by Stanbic Bank Ghana Ltd and Standard Chartered Bank Ghana PLC for a current carrying value of the liability of $148m (2023: $168m; 2022: $171m). At Córrego do Sítio, AngloGold Ashanti has provided a bank guarantee amounting to $7m in 2024 issued by Banco De Desenvolvimento De Minas Gerais S.A. for a current carrying value of the liability of $91m. In some circumstances AngloGold Ashanti may be required to post further bonds in due course which will have a consequential income statement charge for the fees charged by the providers of the reclamation bonds.

Significant accounting estimates and judgements

Significant judgement is applied in estimating the cost of rehabilitation that will be required in future to rehabilitate the Group's mines, related surface infrastructure and tailings dams. The final cost may significantly differ from current estimates. The following rates were used in the calculation of the provision:

US dollar millions	2024
Group environmental rehabilitation (excluding Australia and Brazil environmental rehabilitation)	
USD inflation rate (range)	2.0% - 3.0%
USD discount rate (range)	4.2% - 4.7%
Australia environmental rehabilitation	
AUD inflation rate (range)	2.5% - 2.6%
AUD discount rate (range)	3.9% - 4.1%
Brazil environment rehabilitation	
Brazil inflation rate (range)	3.5% - 4.5%
Brazil discount rate (range)	6.2% - 6.3%



Group notes to the financial statements *continued*

For the year ended 31 December 2024

25 ENVIRONMENTAL REHABILITATION AND OTHER PROVISIONS *CONTINUED*

Accounting policies

The Group incurs obligations to close, restore and rehabilitate its mine sites affected by mining and exploration activities which are subject to various laws and regulations governing the protection of the environment. The Group recognises management's best estimate for decommissioning and restoration obligations in the period in which they are incurred and the costs can be reasonably estimated. The determination of the provision is based on, among other considerations, judgements and estimates of current damage caused, timing and amount of future costs to be incurred to rehabilitate the mine sites, estimates of future inflation, exchange rates and discount rates.

Contingencies are included in the provision to cater for specific risks. Where the rehabilitation plans are only at a planning or conceptual stage and there is a low level of detail, this will require a higher contingency to cater for the risk and conversely a lower contingency is required where more detailed plans are available. This is in line with the engineering and environmental project management standard practice.

Environmental expenditure

The Group has long-term remediation obligations comprising decommissioning and restoration liabilities relating to its past operations which are based on the Group's environmental management plans, in compliance with current environmental and regulatory requirements. Provisions for non-recurring remediation costs are made when there is a present obligation, it is probable that expenditure on remediation work will be required and the cost can be estimated within a reasonable range of possible outcomes. The costs are based on currently available facts, technology expected to be available at the time of the clean-up, laws and regulations presently or virtually certain to be enacted and prior experience in remediation of contaminated sites.

Decommissioning costs

The provision for decommissioning represents the cost that will arise from dismantling and removing an asset and restoring the site on which it is located. The obligation is incurred at the time the asset is put in place or as a consequence of using the asset for purposes other than to produce inventories. Accordingly, a provision and a decommissioning asset is recognised and included within mine infrastructure.

Decommissioning costs are provided at the present value of the expenditures expected to settle the obligation, using estimated cash flows based on current prices. The unwinding of the decommissioning obligation is included in the income statement as finance costs. Estimated future costs of decommissioning obligations are reviewed regularly and adjusted as appropriate for new circumstances or changes in law or technology. Changes in estimates are capitalised or reversed against the relevant asset. Estimates are discounted at a pre-tax rate that reflects current market assessments of the time value of money.

Gains or losses from the expected disposal of assets are not taken into account when determining the provision.

Restoration costs

The provision for restoration represents the cost of restoring site damage as a result of operating the asset to produce inventories. Changes in the provision are recorded in the income statement as a cost of production.

Restoration costs are estimated at the present value of the expenditures expected to settle the obligation, using estimated cash flows based on current prices and adjusted for risks specific to the liability. The estimates are discounted at a pre-tax rate that reflects current market assessments of the time value of money.

Other

Litigation and administrative proceedings are evaluated on a case-by-case basis considering the information available, including that of legal counsel, to assess potential outcomes. Where it is considered probable that an obligation will result in an outflow of resources, a provision is recorded for the present value of the expected cash outflows if these are reasonably measurable. These provisions cover the estimated payments to plaintiffs, court fees and the cost of potential settlements.

Where some or all of the expenditure required to settle a provision is expected to be reimbursed by another party, the reimbursement is recognised only when the reimbursement is virtually certain. The amount to be reimbursed is recognised as a separate asset. Where the Group has a joint and several liability with one or more other parties, no provision is recognised to the extent that those other parties are expected to settle part or all of the obligation.


Group notes to the financial statements *continued*

For the year ended 31 December 2024

	US dollar millions	2024	2023	2022
26	**PROVISION FOR PENSION AND POST-RETIREMENT BENEFITS**			
	Defined benefit plans			
	The retirement schemes consist of the following:			
	Post-retirement medical scheme for AngloGold Ashanti's South African employees	52	59	66
	Other defined benefit plans	5	5	5
		57	64	71
	Post-retirement medical scheme for AngloGold Ashanti's South African employees			
	The provision for post-retirement medical funding represents the provision for healthcare benefits for employees and retired employees and their registered dependents.			
	The post-retirement benefit costs are assessed in accordance with the advice of independent professionally qualified actuaries. The actuarial method used is the projected unit credit funding method. The last valuation was performed as at 31 December 2024.			
	Information with respect to the defined benefit liability is as follows:			
	Benefit obligation			
	Balance at beginning of year	59	66	71
	Interest cost	6	6	6
	Benefits paid	(6)	(6)	(7)
	Actuarial gain	(6)	(2)	(1)
	Translation	(1)	(5)	(3)
	Balance at end of year	52	59	66
	Assumptions			
	Assumptions used to determine benefit obligations at the end of the year are as follows:			
	Discount rate	9.92 %	10.77 %	10.88 %
	Expected increase in healthcare costs	6.86 %	7.37 %	7.49 %
	Assumed healthcare cost trend rates have a significant effect on the amounts reported for healthcare plans. A 1% point change in assumed healthcare cost trend rates would have the following effect:			
	Effect on post-retirement benefit obligation - 1% point increase	3	4	4
	Effect on post-retirement benefit obligation - 1% point decrease	(3)	(3)	(4)
	During 2022 and 2023, the Company purchased annuities to partly meet its obligations to pay medical aid contributions. The remaining premium of $20m was paid on 1 August 2024. The annuities are payable monthly and cover 100% of the medical aid contributions payable to retired members.			


Group notes to the financial statements *continued*

For the year ended 31 December 2024

US dollar millions	2024	2023
26 PROVISION FOR PENSION AND POST-RETIREMENT BENEFITS *CONTINUED*		
Reimbursive right for post-retirement benefits		
Balance at the beginning of the year	35	12
Premiums paid	20	21
Benefits paid	(6)	(6)
Interest income	4	2
Actuarial (loss) gain	(2)	7
Translation	(2)	(1)
Balance at end of year	49	35

The fair value of the right of reimbursement has been determined as the present value of expected future annuity payments payable by the insurer in respect of continuation members. The future annuity payments make appropriate allowance for future increases in line with CPI. The main input used in the valuation model are healthcare cost inflation of 5.61%, demographic assumptions and medical aid contribution increases of 6.86%. This is considered a level 3 fair value input.

Cash flows

Estimated future benefit payments

The following medical benefit payments, which reflect the expected future service, as appropriate, are expected to be paid through the purchased annuities:

2025	6	
2026	6	
2027	6	
2028	6	
2029	6	
Thereafter	22	

Accounting policies

Post-employment benefit obligations

Some Group companies provide post-retirement healthcare benefits to their retirees. The entitlement to these benefits is usually conditional on the employee remaining in service up to retirement age and completion of a minimum service period. The expected costs of these benefits are accrued over the period of employment using an accounting methodology on the same basis as that used for defined benefit pension plans. Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are recorded in other comprehensive income immediately. These obligations are valued annually by independent qualified actuaries.

The determination of the Group's obligation and expense for post-retirement liabilities, including the Group's reimbursive asset relating to annuities purchased to fund the obligation, depends on the selection of certain assumptions used by actuaries to calculate amounts. These assumptions include, among others, the discount rate, healthcare inflation costs, rates of increase in compensation costs and the number of employees who reach retirement age before the mine reaches the end of its life. While AngloGold Ashanti believes that these assumptions are appropriate, significant changes in the assumptions may materially affect post-retirement obligations as well as future expenses, which may result in an impact on earnings in the periods that the changes in these assumptions occur.

Some of these obligations are funded with a purchased insurance policy to which the Group contributes premiums to. As this insurance policy does not meet the definition of a qualifying insurance policy the Group recognises its right to reimbursement under the insurance policy as a separate asset measured at fair value, similar to a defined benefit plan asset. Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are recorded in other comprehensive income immediately. These assets are valued annually by independent qualified actuaries.



Group notes to the financial statements *continued*

For the year ended 31 December 2024

US dollar millions	2024	2023	2022
27 DEFERRED TAXATION			
Deferred taxation relating to temporary differences is made up as follows:			
Liabilities			
Tangible assets (owned)	702	630	536
Right of use assets	35	45	52
Inventories	24	26	19
Other [1]	40	25	14
	801	726	621
Assets			
Provisions	202	207	187
Lease liabilities	39	50	57
Tax losses	41	110	91
Other	12	14	9
	294	381	344
Net deferred taxation liability	507	345	277
Included in the statement of financial position as follows:			
Deferred tax assets	12	50	23
Deferred tax liabilities	519	395	300
Net deferred taxation liability	507	345	277

[1] *Provision has been made for taxes that may result from future remittances of undistributed earnings of foreign subsidiaries or foreign corporate joint ventures and associates, where the Group is able to assert that the undistributed earnings are not permanently reinvested. In all other cases, the foreign subsidiaries reinvest the undistributed earnings into future capital expansion projects, maintenance capital and ongoing working capital funding requirements. Unrecognised taxable temporary differences pertaining to undistributed earnings totalled $2,904m (2023: $1,334m; 2022: $1,393m). If remitted, the undistributed earnings may be subject to withholding taxes between 0% - 10%.*



Group notes to the financial statements *continued*

For the year ended 31 December 2024

US dollar millions	2024	2023	2022
28 TRADE AND OTHER PAYABLES			
Financial liabilities			
Trade payables [1] [2]	566	432	356
Accruals	141	128	151
Derivative financial liabilities	—	15	6
Other financial liabilities [3]	20	—	—
Non financial liabilities			
Employee related payables	137	114	116
Other payables [1] [4]	93	83	38
Total trade and other payables	957	772	667

[1] Social security and other taxes of $44m, which were previously reported as part of trade payables, are now being reported as other payables as these are considered non financial liabilities. Comparative figures (2023: $32m; 2022: $35m) have been reclassified.

[2] Current trade and other payables are non-interest bearing and normally settled within 60 days.

[3] Rehabilitation and social obligations resulting from the sale of the Yatela mine in October 2024.

[4] Includes landholder duties of $45m (2023: $49m) in respect of the corporate restructuring, which are expected to be settled in 2025.


Group notes to the financial statements *continued*

For the year ended 31 December 2024

	US dollar millions	2024	2023	2022
29	**TAXATION LIABILITY**			
	Balance at beginning of year	46	8	(10)
	Refunds during the year	6	36	32
	Payments during the year	(189)	(116)	(166)
	Taxation of items included in the income statement	454	217	231
	Offset of VAT and other taxes	(114)	(87)	(84)
	Transfer of Siguiri tax asset to non-current trade, other receivables and other assets	—	—	4
	Translation	(17)	(12)	1
	Balance at end of year	186	46	8
	Included in the statement of financial position as follows:			
	Taxation asset included in trade, other receivables and other assets	(1)	(18)	(37)
	Taxation liability	187	64	45
		186	46	8

	US dollar millions	2024	2023	2022
30	**CASH GENERATED FROM OPERATIONS**			
	Profit before taxation	1,672	63	472
	Adjusted for:			
	Movement on non-hedge derivatives and other commodity contracts	(15)	9	6
	Amortisation of tangible and right of use assets (*Note 4*)	751	657	636
	Amortisation of intangible assets (*Note 4*)	1	1	1
	Finance costs and unwinding of obligations (*Note 6*)	167	157	149
	Environmental, rehabilitation, silicosis and other provisions	(57)	(75)	(85)
	(Reversal of impairment) / net impairment and derecognition of assets	(47)	234	319
	Profit on sale of assets	(14)	(14)	(8)
	Other expenses (non-cash portion)	33	71	9
	Interest income	(160)	(127)	(81)
	Share of associates and joint ventures' profit	(155)	(207)	(161)
	Other non-cash movements	116	27	25
	Other exchange losses	25	168	102
	Movements in working capital	(254)	(93)	(140)
		2,063	871	1,244
	Movements in working capital:			
	Increase in inventories	(78)	(58)	(54)
	Increase in trade, other receivables and other assets	(182)	(117)	(152)
	Increase in trade, other payables and provisions	6	82	66
		(254)	(93)	(140)



Group notes to the financial statements *continued*

For the year ended 31 December 2024

	US dollar millions	2024	2023	2022
31	**RELATED PARTIES**			
	Material related party transactions were as follows (not attributable):			
	Purchases and services acquired from related parties			
	Associates	12	12	14
	Loan advanced to joint ventures and associates			
	Joint ventures	463	506	—

Key management remuneration

Key management remuneration includes executive and non-executive directors as well as executive management that held office in the current year. Refer to the Remuneration Report for full details of remuneration of key management personnel.

US dollar thousands							2024	2023	2022
	Base salary	Pension scheme benefits	Other benefits[1]	Annual cash bonus / DSP cash	DSP/PSP award [2]	Transition award [3]	Total	Total	Total
Executive Directors	2,316	518	266	2,080	—	1,082	6,262	9,899	8,764

[1] Other benefits include family health insurance, group life insurance, social security, relocation reimbursements and other benefits.

[2] No regular share awards were earned during the 2024 performance year as the first vesting of the PSP awards will take place in 2027.

[3] Transition awards comprised one-third cash and two-thirds share awards.

US dollar thousands								2024	2023	2022
	Base salary	Pension scheme benefits	Other benefits[1]	Annual cash bonus / DSP cash	DSP/PSP award [2]	Transition award [3]	Buy-out recruitment [4]	Total	Total	Total
Executive Management	3,329	403	613	2,480	—	1,408	84	8,317	12,029	14,314

[1] Other benefits include family health insurance, group life insurance, social security, relocation reimbursements and other benefits.

[2] No regular share awards were earned during the 2024 performance year as the first vesting of the PSP awards will take place in 2027.

[3] Transition awards comprised one-third cash and two-thirds share awards.

[4] Buy-out awards granted to executive management are in respect of incentive arrangements that were forfeited from previous employer.

US dollar thousands				2024	2023	2022
	Director fees [1]	Committee fees [2]	Travel allowance	Total	Total	Total
Non-executive Directors	1,376	541	203	2,120	2,268	2,151

[1] Includes the annual base fee paid to NEDs as well as fees paid for special Board meetings.

[2] Includes the fee paid to the individual for their committee membership and committee chairperson role, where applicable, as well as fees paid for special committee meetings. In 2024, this included fees for the Transaction Committee convened to consider the Centamin acquisition.


Group notes to the financial statements *continued*

For the year ended 31 December 2024

US dollar millions	2024	2023	2022
32 CONTRACTUAL COMMITMENTS AND CONTINGENCIES			
Capital commitments			
Acquisition of tangible assets			
Contracted for	224	141	178
Not contracted for	345	392	259
Authorised based on Group's approval framework	569	533	437
Allocated to:			
Non-sustaining capital			
- within one year	289	240	155
- thereafter	–	74	39
	289	314	194
Sustaining capital			
- within one year	280	205	243
- thereafter	–	14	–
	280	219	243
Share of underlying capital commitments of joint ventures included above	–	–	–
Purchase obligations			
Contracted for			
- within one year	640	428	436
- thereafter	595	271	575
	1,235	699	1,011

Purchase obligations

Purchase obligations represent contractual obligations for the purchase of mining contract services, power, supplies, consumables, inventories, explosives and activated carbon.

To service these capital commitments, purchase obligations and other operational requirements, the Group is dependent on existing cash resources, cash generated from operations and borrowings (in the form of bonds and credit facilities). As part of the management of liquidity, funding and interest rate risk, the Group regularly evaluates market conditions and may enter into transactions, from time to time, to repurchase outstanding debt, pursuant to open market purchases, privately negotiated transactions, tender offers or other means.

Cash generated from operations is subject to operational, market and other risks. Distributions from operations may be subject to foreign investment, exchange control laws and regulations, and the quantity of foreign exchange available in offshore countries. In addition, distributions from joint ventures are subject to relevant Board approvals.

The credit facilities and other finance arrangements contain financial covenants and other similar undertakings. To the extent that external borrowings are required, the Group's covenant performance indicates that existing financing facilities will be available to meet the above commitments. The financing facilities which mature in the near future are disclosed in current liabilities. The Group believes that sufficient measures are in place to ensure that these facilities can be refinanced.

Litigation claims

On 27 March 2023, Altius Royalty Corporation (Altius) initiated arbitration proceedings in Vancouver, B.C., Canada against AngloGold Ashanti North America Inc. (AGANA) regarding the geographic scope of a 1.5% net smelter returns royalty. Altius asserted the royalty should be broadly interpreted to cover nearly all claims controlled by AGANA in the Beatty, Nevada mining district, including claims related to the Expanded Silicon project as well as claims acquired in 2022 as part of the Corvus Gold Inc. and Coeur Sterling, Inc. acquisitions. On 7 January 2025, the arbitration panel delivered a partial award which made final rulings regarding the proper interpretation of the royalty agreement and scope of the royalty. The partial award directed the parties to confer in an attempt to reach mutual agreement regarding how its rulings in the partial award would apply to the lands controlled by AGANA. When agreement was not reached, the parties subsequently made further submissions to the arbitration panel advancing their respective understandings of the application of the partial award. The parties are currently awaiting further instruction or a final award from the arbitration panel. In view of the uncertainty that remains regarding the area that will be determined subject to the royalty and the limitation of current information for the estimation of a liability, no reasonable estimate can be made for the obligation that may arise in relation to this arbitration.

Brazil - AngloGold Ashanti Mineração and Serra Grande

The Brazil Tax Authority has challenged various aspects of the companies' tax returns for periods from 2005 to 2016 on VAT, social security contributions, property taxes and federal contributions on royalties. The collective contingent liability on the various matters is $37m. There is uncertainty whether the amounts are due under the applicable laws, but the Group believes there is a chance of an adverse outcome.



Group notes to the financial statements *continued*

For the year ended 31 December 2024

33 FINANCIAL RISK MANAGEMENT ACTIVITIES

The Group's financial assets and liabilities are classified as set out below.

US dollar millions	At fair value through profit or loss	At fair value through other comprehensive income	At amortised cost
2024			
Financial assets			
Other investments	1	53	—
Trade, other receivables and other assets	48	—	111
Loan receivable	—	—	463
Cash restricted for use	—	—	61
Cash and cash equivalents	—	—	1,425
Financial liabilities			
Borrowings	—	—	1,984
Lease liabilities	—	—	141
Trade and other payables	—	—	727
Derivative financial liabilities	—	—	—
Bank overdraft	—	—	28
2023			
Financial assets			
Other investments	1	—	—
Trade, other receivables and other assets	48	—	33
Loan receivable	—	—	506
Cash restricted for use	—	—	68
Cash and cash equivalents	—	—	964
Financial liabilities			
Borrowings	—	—	2,239
Lease liabilities	—	—	171
Trade and other payables [1]	—	—	560
Derivative financial liabilities	15	—	—
Bank overdraft	—	—	9
2022			
Financial assets			
Other investments	1	2	—
Trade, other receivables and other assets	12	—	31
Cash restricted for use	—	—	60
Cash and cash equivalents	—	—	1,108
Financial liabilities			
Borrowings	—	—	1,983
Lease liabilities	—	—	186
Trade and other payables [1]	—	—	507
Derivative financial liabilities	6	—	—
Bank overdraft	—	—	2

[1] Comparative figures have been retrospectively restated. Refer to **Note 28**.

In the normal course of its operations, the Group is exposed to gold price and other commodity price risk, foreign exchange risk, interest rate risk, liquidity risk and credit risk. In order to manage these risks, the Group may enter into transactions which make use of derivatives. The Group does not acquire, hold or issue derivatives for speculative purposes. The Group has developed a comprehensive risk management process to facilitate, control and monitor these risks. The Board has approved and monitors this risk management process, inclusive of documented treasury policies, counterparty limits and controlling and reporting structures.



Group notes to the financial statements *continued*

For the year ended 31 December 2024

33 FINANCIAL RISK MANAGEMENT ACTIVITIES *CONTINUED*

Managing risk in the Group

Risk management activities within the Group are the ultimate responsibility of the board of directors. The Chief Financial Officer is responsible to the board of directors for the design, implementation and monitoring of the risk management plan. The Audit and Risk Committee is responsible for overseeing risk management plans and systems, as well as financial risks which include a review of treasury activities and the Group's counterparties.

The financial risk management objectives of the Group are defined as follows:

- safeguarding the Group's core earnings stream from its major assets through the effective control and management of gold price risk, other commodity risk, foreign exchange risk and interest rate risk

- effective and efficient usage of credit facilities in both the short and long-term through the adoption of reliable liquidity management planning and procedures

- ensuring that investment and hedging transactions are undertaken with creditworthy counterparties and

- ensuring that all contracts and agreements related to risk management activities are co-ordinated, consistent throughout the Group and that they comply with all relevant regulatory and statutory requirements.

Capital management

The primary objective of managing the Group's capital is to ensure that there is sufficient capital available to support the funding requirements of the Group, including capital expenditure, in a way that optimises the cost of capital, maximises shareholders' returns and ensures that the Group remains in a sound financial position.

The capital structure of the Group consists of net debt (borrowings as detailed in *Note 24*, offset by cash and bank balances detailed in *Note 22*) and equity of the Group (comprising share capital and premium and accumulated reserves and non-controlling interests).

The Group manages and makes adjustments to the capital structure as opportunities arise in the market place, as and when borrowings mature, or as and when funding is required. This may take the form of raising equity, market or bank debt or hybrids thereof.

The Group manages capital using various financial metrics including the ratio of Adjusted net debt to Adjusted EBITDA (leverage ratio). Both the calculation of Adjusted net debt and Adjusted EBITDA are based on the formula included in the Group's Revolving Credit Facility (RCF) agreements. The leverage ratio of Adjusted net debt to Adjusted EBITDA should not exceed 3.5 times. The RCFs also make provision for the ability of the Group to have a leverage ratio of greater than 3.5 times but less than 4.5 times, subject to certain conditions, for one measurement period not exceeding six months, during the tenor of the RCFs. At 31 December 2024, the Group was in compliance with all of the financial maintenance covenants per its loan agreements.

Market risk

Commodity price risk

Commodity price risk arises from the risk of an adverse effect on current or future earnings resulting from fluctuations in the price of gold and Brent Crude oil. In order to manage gold price downside risk, the Group may enter into zero-cost collars for a portion of its production from time to time. All zero-cost collars entered into by the Group in 2023 have been fully settled and there were no open positions at 31 December 2024.

The Group has not designated the instruments for hedge accounting.

	2024		2023	
US dollar millions	Financial asset / (liability)	Income statement loss	Financial liability	Income statement gain / (loss)
Summary of derivatives				
Gold zero-cost collars	—	(71)	(15)	(13)
Brent Crude oil forward contracts	—	—	—	1



Group notes to the financial statements *continued*

For the year ended 31 December 2024

33 FINANCIAL RISK MANAGEMENT ACTIVITIES *CONTINUED*

Foreign exchange risk

The Group has transactional foreign exchange exposures, which arise from sales or purchases by an operating unit in currencies other than the unit's functional currency. The gold market is predominately priced in US dollars which exposes the Group to the risk of fluctuations in foreign exchange rates.

The table below shows the significant currency exposure which arises mainly on borrowings and cash denominated in a currency other than the functional currency of entities within the Group. The amounts have been presented in US dollar by converting the foreign currency amount at the closing rate at the reporting date.

US dollar millions	2024	2023	2022
Cash and cash equivalents			
Argentinean peso	97	89	116
South African rand	56	50	88
Australian dollar	59	47	33
Ghanaian cedi	51	28	4
Borrowings			
Australian dollar	—	—	38
Tanzanian shilling	—	126	88

Sensitivity analysis

The following table discloses the approximate foreign exchange risk sensitivities at 31 December (assuming all other variables remain constant). Management reasonably expects profit or loss to increase/(decrease) by the following sensitivities:

US dollar millions		2024	2023	2022
Cash and cash equivalents				
Argentinean peso (ARS/$)	Spot +10%	(9)	(8)	(6)
South African rand (ZAR/$)	Spot +10%	(5)	(5)	(7)
Australian dollar (AUD/$)	Spot +10%	(5)	(4)	(2)
Ghanaian cedi (GHS/$)	Spot +10%	(5)	(3)	—
Argentinean peso (ARS/$)	Spot -10%	11	10	7
South Africa rand (ZAR/$)	Spot -10%	6	6	9
Australian dollar (AUD/$)	Spot -10%	7	5	2
Ghanaian cedi (GHS/$)	Spot -10%	6	3	—
Borrowings				
Tanzanian shilling (TZS/$)	Spot +10%	—	11	9
Australian dollar (AUD/$)	Spot +10%	—	—	2
Tanzanian shilling (TZS/$)	Spot -10%	—	(14)	(11)
Australian dollar (AUD/$)	Spot -10%	—	—	(2)

Interest rate risk

The Group's interest rate risk arises mainly from variable interest rate borrowings due to the volatility in the United States, Australian and Tanzanian interest rates. Interest rate risk arising from borrowings is offset by cash and cash equivalents and restricted cash held at variable rates.


Group notes to the financial statements *continued*

For the year ended 31 December 2024

33 FINANCIAL RISK MANAGEMENT ACTIVITIES *CONTINUED*

US dollar millions	2024	2023	2022
Fixed rate instruments			
Borrowings	1,741	1,738	1,735
Joint venture loan receivable	463	506	—
Variable rate instruments			
Cash restricted for use	61	68	60
Cash and cash equivalents	929	742	805
Borrowings	243	501	248

Sensitivity analysis

The following table shows the approximate interest rate sensitivities of financial assets and financial liabilities at 31 December (assuming that all other variables remain constant).

Management reasonably expects profit or loss to increase/(decrease) by the following sensitivities:

US dollar millions		2024	2023	2022
Cash and cash equivalents				
United States dollar	1% increase	7	5	5
Australian dollar	1% increase	1	—	1
South African rand	1% increase	1	—	1
Argentinean peso	1% increase	1	1	3
Borrowings				
United States dollar	1% increase	(2)	(4)	(1)
Australian dollar	1% increase	—	—	(1)
Tanzanian shilling	1% increase	—	(1)	(2)

A decrease in interest rates would have the equal and opposite effect to the amounts disclosed above.

Liquidity risk

Liquidity risk is the risk that an entity will encounter difficulty in meeting obligations associated with financial liabilities that are settled by delivering cash or another financial asset. The Group manages liquidity risk by ensuring that it has sufficient committed borrowing and banking facilities after taking into consideration the actual and forecast cash flows, in order to meet the Group's short-, medium- and long-term funding and liquidity management requirements.

In the ordinary course of business, the Group receives cash from the proceeds of its gold sales and is required to fund its working capital and capital expenditure requirements. This cash is managed to ensure surplus funds are invested in a manner to achieve market-related returns whilst minimising risks. The Group is able to actively source financing at competitive rates. The counterparties are financial and banking institutions and their credit ratings are regularly monitored.

The Group has sufficient undrawn borrowing facilities available to fund its working capital and capital requirements (*__Note 24__*).


Group notes to the financial statements _continued_

For the year ended 31 December 2024

33 FINANCIAL RISK MANAGEMENT ACTIVITIES _CONTINUED_

The contractual maturities of undiscounted financial liabilities, including interest payments, are as follows:

US dollar millions	Within one year	Between one and two years	Between two and five years	After five years	Total
2024					
Non-derivative financial liabilities					
Trade and other payables	727	—	—	—	727
Bank overdraft	28	—	—	—	28
Borrowings	157	82	1,144	1,231	2,614
Lease liabilities	85	35	27	22	169
	997	117	1,171	1,253	3,538
2023					
Derivative financial liabilities					
Gold zero-cost collar	15	—	—	—	15
Non-derivative financial liabilities					
Trade and other payables [1]	560	—	—	—	560
Bank overdraft	9	—	—	—	9
Borrowings	312	160	1,255	1,277	3,004
Lease liabilities	75	65	18	29	187
	971	225	1,273	1,306	3,775
2022					
Derivative financial liabilities					
Oil forward contracts	6	—	—	—	6
Non-derivative financial liabilities					
Trade and other payables [1]	507	—	—	—	507
Bank overdraft	2	—	—	—	2
Borrowings	102	249	326	2,098	2,775
Lease liabilities	79	63	59	2	203
	696	312	385	2,100	3,493

[1] Comparative figures have been retrospectively restated. Refer to **Note 28**.

Credit risk

Credit risk arises from the risk that a counterparty may default or not meet its obligations timeously. The Group minimises credit risk by ensuring that credit risk is spread over a number of counterparties. These counterparties are financial and banking institutions. Counterparty credit limits and exposures are reviewed by the Audit and Risk Committee. No set-off is applied to the statement of financial position due to the different maturity profiles of assets and liabilities.



Group notes to the financial statements continued

For the year ended 31 December 2024

33 FINANCIAL RISK MANAGEMENT ACTIVITIES CONTINUED

Overview of the credit risk profile of financial institutions is as follows:

US dollar millions	2024	2023	2022
Cash and cash equivalents			
Low (AAA to A-)	83 %	82 %	81 %
Medium (BBB to B-)	14 %	12 %	11 %
High (CCC+ and below)	3 %	6 %	8 %
Restricted cash			
Low (AAA to A-)	— %	16 %	14 %
Medium (BBB to B-)	100 %	84 %	86 %

Trade receivables which are recognised on settlement mainly comprise banking institutions purchasing gold bullion and normal market settlement terms are two working days, therefore expected credit losses are not expected to be material. Trade and other receivables, that are past due but not impaired totalled $14m (2023: $14m; 2022: $12m). In addition, the Kibali loan receivable is considered to have insignificant credit risk and no allowance for expected credit losses is recognised.

The Group does not generally obtain collateral or other security to support financial instruments subject to credit risk, but monitors the credit standing of counterparties.

Fair value of financial instruments

Fair value is determined using valuation techniques as outlined below, unless the instrument is traded in an active market. Where possible, inputs are based on quoted prices and other market determined variables.

Fair value hierarchy

The Group uses the following hierarchy for determining and disclosing the fair value of financial instruments:

Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2: inputs other than quoted prices included in level 1 that are observable for the asset or liability, either directly (as prices) or indirectly (derived from prices); and

Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).



Group notes to the financial statements *continued*

For the year ended 31 December 2024

33 FINANCIAL RISK MANAGEMENT ACTIVITIES *CONTINUED*

The table below represents financial instruments measured at fair value at the reporting date, or for which fair value is disclosed at 31 December.

Financial instrument	Fair value As at December 2024	Carrying value As at December 2024	Fair value As at December 2023	Carrying value As at December 2023	Fair value As at December 2022	Carrying value As at December 2022	Valuation method	Significant inputs	Fair value hierarchy of inputs
At fair value through profit and loss									
Deferred compensation asset - Mponeng [1]	23	23	26	26	12	12	Probability weighted discounted cash flow	The production plan over the deferred compensation period and discount rates.	Level 3
Deferred compensation asset - Gramalote [1]	25	25	22	22	—	—	Probability weighted discounted cash flow	Stage gate payments over the deferred compensation period and discount rates.	Level 3
Derivative financial liability - gold zero-cost collar contracts [2]	—	—	15	15	—	—	Black-Scholes-Merton option pricing model	Forward and spot prices, the number of outstanding ounces of gold on open contracts, risk free rates and volatilities.	Level 2
Derivative financial liability - Brent Crude oil forward contracts [2]	—	—	—	—	6	6	Black-Scholes-Merton option pricing model	Forward and spot prices, the number of outstanding barrels of oil on open contracts, risk free rates and volatilities.	Level 2
At fair value through other comprehensive income									
Listed equity investments	53	53	—	—	2	2			Level 1
At amortised cost									
Borrowings - Rated bonds	1,631	1,741	1,567	1,738	1,578	1,735			Level 1
Borrowings - Revolving Credit Facilities	243	243	501	501	248	248	Discounted cash flow	Market related interest rates	Level 3
Joint venture loan receivable	463	463	506	506	—	—	Discounted cash flow	Market related interest rates	Level 3

[1]   Included in the statement of financial position in current and non-current trade, other receivables and other assets.

[2]   Included in the statement of financial position in current trade and other payables.


Group notes to the financial statements *continued*

For the year ended 31 December 2024

33 FINANCIAL RISK MANAGEMENT ACTIVITIES *CONTINUED*

Reconciliation of the deferred compensation assets

A reconciliation of the deferred compensation assets included in the statement of financial position is set out in the following table:

US dollar millions	2024	2023	2022
Opening balance	48	12	25
Unwinding of the deferred compensation assets	4	1	1
Changes in estimates - fair value adjustments [1]	3	14	(13)
Sale of Gramalote	—	22	—
Part repayment of deferred compensation asset	(6)	—	—
Translation	(1)	(1)	(1)
Closing balance [2]	48	48	12

[1] Included in the income statement in foreign exchange and fair value adjustments.

[2] Included in the statement of financial position in current and non-current trade, other receivables and other assets.

Deferred compensation asset – Mponeng

As at 31 December 2024, the deferred compensation asset ($23m) was valued using a discount rate of 8.0% (2023: 8.4%) and production plans over the deferred compensation period as received from Harmony. The fair value calculated for the deferred compensation asset is level 3 in the fair value hierarchy due to the use of unobservable inputs. As at 31 December 2024, no portion of the deferred compensation related to Harmony developing below infrastructure has been included in the deferred compensation asset as this project is at an early stage.

A reasonable possible change in the number of ounces used in the weighted probability calculation would not have a material impact on the fair value of the deferred compensation asset.

Deferred compensation asset – Gramalote

As at 31 December 2024, the deferred compensation asset ($25m) was valued using a discount rate of 9.4% (2023: 9.4%) and future contingent considerations as per the purchase agreement. The assumptions used in the valuation included the timing and probability of contingent considerations.

A reasonable possible change in the assumptions used in the weighted probability calculation would not have a material impact on the fair value of the deferred compensation asset.


Group notes to the financial statements *continued*

For the year ended 31 December 2024

33 FINANCIAL RISK MANAGEMENT ACTIVITIES *CONTINUED*

Accounting policies

Financial instruments are initially recognised at fair value when the Group becomes a party to their contractual arrangements. Transaction costs directly attributable to the instrument's acquisition or issue are included in the initial measurement of financial assets and financial liabilities, except financial instruments classified as at fair value through profit or loss (FVTPL), which are expensed. The subsequent measurement of financial instruments is dealt with below.

Financial liabilities

Financial liabilities are classified as measured at amortised cost using the effective interest method. Financial liabilities subsequently measured at amortised cost compromises interest bearing borrowings, bank overdrafts and trade and other payables.

A financial liability is derecognised when the obligation under the liability is discharged, cancelled or expires. The Group also derecognises a financial liability when its terms are modified and the cash flows of the modified liability are substantially different. In this case, a new financial liability based on the modified terms is recognised at fair value.

The Group has elected the accounting policy choice to classify finance costs paid in relation to borrowings as financing activities in the statement of cash flows.

Financial assets

A financial asset is classified as measured at:

- Amortised cost;
- Fair value through other comprehensive income (FVTOCI) - equity instruments; or
- FVTPL.

Assets at amortised cost include trade, other receivables and other assets, cash restricted for use and cash and cash equivalents. Interest income from these financial assets is included in finance income using the effective interest method. The trade receivables from provisional gold concentrate sales are carried at fair value through profit or loss and are marked-to-market at the end of each period until final settlement occurs, with changes in fair value classified as provisional price adjustments and included as a component of revenue.

On derecognition of a financial asset, the difference between the proceeds received or receivable and the carrying amount of the asset is included in profit or loss. Impairment losses are presented in the statement of profit or loss. A gain or loss on a debt investment that is subsequently measured at FVTPL is recognised in profit or loss and presented net within foreign exchange and fair value adjustments in the period in which it arises.



Group notes to the financial statements *continued*

For the year ended 31 December 2024

34 AUDITORS' REMUNERATION

The following table presents the aggregate fees for professional services and other services rendered by PricewaterhouseCoopers network firms to AngloGold Ashanti.

US dollar millions	2024	2023
Fees payable to the company's auditor and its associates for the audit of the parent company and consolidated financial statements [1]	10.80	7.60
Fees payable to the company's auditor and its associates for other services:		
Audit of the accounts of subsidiaries [1]	0.60	0.50
Audit-related assurance services	2.60	2.40
Tax compliance services	0.20	0.10
Corporate finance services	—	0.10
Other [2]	0.20	—
Total	14.40	10.70

[1] Audit fees disclosed in the prior year has been restated to separately disclose the audit fees payable to the company's auditor and its associates for the audit of the parent company and consolidated financial statements and the audit fees of the accounts of subsidiaries.

[2] All other fees include non-audit services such as fees for the US GAAP transition and subscription fees for PwC's digital platform on accounting and business insights.

Prior to redomiciling to the United Kingdom, auditors remuneration in 2022 for professional and other services rendered by Ernst & Young Inc. consisted of $6.5m audit fees, $1.9m audit-related fees and $0.2m tax fees.



Group notes to the financial statements *continued*

For the year ended 31 December 2024

35 RELATED UNDERTAKINGS

In accordance with section 409 of the UK Companies Act 2006, the following is a full list of related undertakings of the group.

The name of the company, country of incorporation, the percentage of equity owned by the group and the registered office address are included in the following tables. Refer to Group *Note 17* for Principal operating subsidiaries and joint operations.

At 31 December 2024, the subsidiaries, associated undertakings and significant holdings in companies other than subsidiary companies were:

Name of company	% held [1]	Registered address	Main activity
Argentina			
AngloGold Argentina SA	100	Av. Leandro N. Alem 882, piso 13, Ciudad Autónoma de Buenos Aires, Argentina	Investment holding
AngloGold Argentina Exploraciones SA	100	Av. Leandro N. Alem 882, piso 13, Ciudad Autónoma de Buenos Aires, Argentina	Investment holding
AngloGold Exploraciones Norte S.A.U	100	Paseo Güemes 126, Cuidad de Salta, Provincia de Salta, Argentina	Investment holding
Cerro Vanguardia SA	92.5	Zapiola 331, Rio Gallegos, Santa Cruz, Argentina	Mining
Australia			
AngloGold Investments Australia Pty Ltd	100	Level 10, 140 St Georges Terrace, Perth, WA 6000, Australia	Investment holding
AngloGold Ashanti Australia Limited	100	Level 10, 140 St Georges Terrace, Perth, WA 6000, Australia	Mining
Centamin Egypt Limited	100	Level 10, 140 St Georges Terrace, Perth, WA 6000, Australia	Holding company
Pharaoh Gold Mines NL (holder of an Egyptian branch)	100	Level 10, 140 St Georges Terrace, Perth, WA 6000, Australia	Holding company
Moto Goldmines Australia Pty Ltd [4]	50	7, Suite 8, The Esplanade, Mt Pleasant, Western Australia, 6153, Australia	Dormant
Border Energy Pty Ltd [4]	50	7, Suite 8, The Esplanade, Mt Pleasant, Western Australia, 6153, Australia	Dormant
Wesmount Resources NL [4]	50	7, Suite 8, The Esplanade, Mt Pleasant, Western Australia, 6153, Australia	Dormant
Border Resources NL [4]	50	7, Suite 8, The Esplanade, Mt Pleasant, Western Australia, 6153, Australia	Dormant
Brazil			
Mineração Serra Grande SA	100	Rodovia GO 336, s/n°, km 97, Município de Crixás, Estado de Goiás, CEP: 76.510-000	Mining
Mineração Morro Velho Ltda	100	Rua Enfermeiro José Caldeira, n° 7, sala 5, bairro Centro, Município de Nova Lima, Estado de Minas Gerais, CEP: 34.000-495	Mining
Mineração Dorica Ltda [3]	100	Rua Senador Milton Campos, n° 35, sala 607, Vila da Serra, Município de Nova Lima, Estado de Minas Gerais, CEP: 34006-050	Mining
Mineração Ribeirao dos Cristais Ltda	100	Rua Senador Milton Campos, n° 35, sala 606, Vila da Serra, Município de Nova Lima, Estado de Minas Gerais, CEP: 34006-050	Mining
AngloGold Ashanti Córrego do Sítio Mineração SA	100	Fazenda São Bento, s/n°, Distrito Barra Feliz, Município de Santa Bárbara, Estado de Minas Gerais, CEP: 35960-000.	Mining
British Virgin Islands			
GSM Gold Limited	100	Commerce House, Wickhams Cay 1, PO Box 3140, Road Town, Tortola, British Virgin Islands VG1110	Investment Holding
AngloGold Exploration (Tanzania) Limited	100	Commerce House, Wickhams Cay 1, PO Box 3140, Road Town, Tortola, British Virgin Islands VG1110	Investment holding
AGA Tanzania Investments Limited	100	Commerce House, Wickhams Cay 1, PO Box 3140, Road Town, Tortola, British Virgin Islands VG1110	Investment holding



Group notes to the financial statements *continued*

For the year ended 31 December 2024

Name of company	% held [(1)]	Registered address	Main activity
AngloGold Ashanti Guinea Holdings Limited	100	Commerce House, Wickhams Cay 1, PO Box 3140, Road Town, Tortola, British Virgin Islands VG1110	Investment holding
AG Mali Holdings 2 Limited	100	Commerce House, Wickhams Cay 1, PO Box 3140, Road Town, Tortola, British Virgin Islands VG1110	Investment holding
Sadiola Exploration Limited	50	Commerce House, Wickhams Cay 1, PO Box 3140, Road Town, Tortola, British Virgin Islands VG1110	Investment holding
Kenieba Exploration Company Limited	100	Commerce House, Wickhams Cay 1, PO Box 3140, Road Town, Tortola, British Virgin Islands VG1110	Investment holding
AGA Guinea Exploration Holdings Limited	100	Commerce House, Wickhams Cay 1, PO Box 3140, Road Town, Tortola, British Virgin Islands VG1110	Holding Company
AngloGold South America Limited	100	Commerce House, Wickhams Cay 1, PO Box 3140, Road Town, Tortola, British Virgin Islands VG1110	Investment holding
Sao Bento Gold Company Limited	100	Commerce House, Wickhams Cay 1, PO Box 3140, Road Town, Tortola, British Virgin Islands VG1110	Investment holding
AngloGold CV 1 Limited	100	Commerce House, Wickhams Cay 1, PO Box 3140, Road Town, Tortola, British Virgin Islands VG1110	Investment holding
AngloGold CV 2 Limited	100	Commerce House, Wickhams Cay 1, PO Box 3140, Road Town, Tortola, British Virgin Islands VG1110	Investment holding
AngloGold CV 3 Limited	100	Commerce House, Wickhams Cay 1, PO Box 3140, Road Town, Tortola, British Virgin Islands VG1110	Investment holding
AngloGold Ashanti Argentina Investments Limited [(3)]	100	Commerce House, Wickhams Cay 1, PO Box 3140, Road Town, Tortola, British Virgin Islands VG1110	Investment holding
AngloGold Ashanti Colombia Holdings Limited	100	Commerce House, Wickhams Cay 1, PO Box 3140, Road Town, Tortola, British Virgin Islands VG1110	Investment holding
AngloGold Ashanti International Services Limited	100	Commerce House, Wickhams Cay 1, PO Box 3140, Road Town, Tortola, British Virgin Islands VG1110	Services company
Canada			
0858065 B.C. Ltd [(4)]	50	Suite 1700, Park Place, 666 Burrard Street, Vancouver, British Columbia, V6C 2X8, Canada	Dormant
Moto Goldmines Ltd [(4)]	50	Suite 1700, Park Place, 666 Burrard Street, Vancouver, British Columbia, V6C 2X8, Canada	Investment holding
Colombia			
AngloGold Ashanti Colombia S.A.S	100	Carrera 43A #1Sur-220 Piso 9 Edificio Porvenir, Medellín Colombia	Exploration
Minera De Cobre Quebradona S.A.S, B.I.C	100	Carrera 43A #1Sur-220 Piso 9 Edificio Porvenir, Medellín Colombia	Exploration
Fundacion Para el Desarrollo de Jerico	100	Carrera 5 # 9-67 Edificio San Francisco, Jericó, Antioquia. Colombia	Not-for-profit community foundation
Côte d'Ivoire			
Ampella Mining Côte d'Ivoire Sarl	100	Cocody II Plateaux Les Vallons, En face de la Résidence Bertille Lot 1557, Ilot 149	Exploration
Centamin Côte d'Ivoire Sarl	100	Cocody II Plateaux Les Vallons, En face de la Résidence Bertille Lot 1557, Ilot 149	Exploration
Ampella Mining Exploration in Côte d'Ivoire Sarl	100	Cocody II Plateaux Les Vallons, En face de la Résidence Bertille Lot 1557, Ilot 149	Exploration
Centamin Exploration Côte d'Ivoire Sarl	100	Cocody II Plateaux Les Vallons, En face de la Résidence Bertille Lot 1557, Ilot 149	Exploration
Democratic Republic of the Congo			
Bilanga Palm Oil SARL [(4)]	50	4239, Avenue Tombal Baye 3eme Etage de l'Immeuble, Le Prestige, Commune de la Gombe, Ville de Kinshasa, République Démocratique du Congo	Dormant



Group notes to the financial statements *continued*

For the year ended 31 December 2024

Name of company	% held [1]	Registered address	Main activity
Milona Enterprises SARL [4]	50	4239, Avenue Tombal Baye 3eme Etage de l'Immeuble, Le Prestige, Commune de la Gombe, Ville de Kinshasa, République Démocratique du Congo	Dormant
Kibali Goldmines SA [4]	45	4239, Avenue Tombal Baye 3eme Etage de l'Immeuble, Le Prestige, Commune de la Gombe, Ville de Kinshasa, République Démocratique du Congo	Mining
Egypt			
Centamin Mining Services Egypt LLC	100	361 El-Horreya Road, Sedi Gaber, Alexandria, Egypt	Services company
Centamin Central Mining SAE	100	c/o Arabella Plaza, Building 2 First Floor, Office no. 1 to 3, Gamal Abdelansser Street, New Cairo	Exploration
Centamin North Mining SAE	100	c/o Arabella Plaza, Building 2 First Floor, Office no. 1 to 3, Gamal Abdelansser Street, New Cairo	Exploration
Centamin South Mining SAE	100	c/o Arabella Plaza, Building 2 First Floor, Office no. 1 to 3, Gamal Abdelansser Street, New Cairo	Exploration
Egyptian Pharaoh Investments	50	361 El-Horreya Road, Sedi Gaber, Alexandria, Egypt	Exploration
Sukari Gold Mines Company	50	361 El-Horreya Road, Sedi Gaber, Alexandria, Egypt	Mining
Ghana			
AngloGold Ashanti (Ghana) Limited	100	Gold House, 1 Patrice Lumumba Road, Accra, Ghana	Mining
AngloGold Ashanti Obuasi Community Trust Fund	100	Gold House, 1 Patrice Lumumba Road, Accra, Ghana	Trust Fund
AGC Share Scheme Trustee Limited	100	Gold House, 1 Patrice Lumumba Road, Accra, Ghana	Employee Share Scheme Trustee
AngloGold Ashanti (Ghana) Malaria Control	100	Gold House, 1 Patrice Lumumba Road, Accra, Ghana	Health Services
AGA School	100	Gold House, 1 Patrice Lumumba Road, Accra, Ghana	School
AGA Health Foundation	100	Gold House, 1 Patrice Lumumba Road, Accra, Ghana	Health Services
AngloGold Ashanti (Iduapriem) Limited	100	Gold House, 1 Patrice Lumumba Road, Accra, Ghana	Mining
AngloGold Ashanti Iduapriem Community Trust Fund	100	Gold House, 1 Patrice Lumumba Road, Accra, Ghana	Trust Fund
Isle of Man			
AngloGold Ashanti Holdings plc [2]	100	Falcon Cliff, Palace Road, Douglas, Isle Of Man, IM2 4LB	Investment Holding
AngloGold Ashanti GEC Limited	100	Falcon Cliff, Palace Road, Douglas, Isle Of Man, IM2 4LB	Global employment
Jersey			
Centamin Limited	100	1st Floor, Osprey House, Old Street, St Helier, JE2 3RG, Jersey	Holding company
Centamin Group Services Limited	100	1st Floor, Osprey House, Old Street, St Helier, JE2 3RG, Jersey	Services company
Centamin Holdings Limited	100	1st Floor, Osprey House, Old Street, St Helier, JE2 3RG, Jersey	Holding company
Centamin Guinea Holdings Limited	100	1st Floor, Osprey House, Old Street, St Helier, JE2 3RG, Jersey	Holding company
Centamin Guinea Investments Limited	100	1st Floor, Osprey House, Old Street, St Helier, JE2 3RG, Jersey	Holding company
Kibali (Jersey) Limited	50	3rd Floor, Unity Chambers, 28 Halkett Street, St Helier, Jersey, JE2 4WJ	Investment holding


Group notes to the financial statements *continued*

For the year ended 31 December 2024

Name of company	% held [(1)]	Registered address	Main activity
KAS 1 Limited [(4)]	25	3rd Floor, Unity Chambers, 28 Halkett Street, St Helier, Jersey, JE2 4WJ	Service provider
Kibali Services Limited [(4)]	50	3rd Floor, Unity Chambers, 28 Halkett Street, St Helier, Jersey, JE2 4WJ	Service provider
DRC Agribusiness (Jersey) Limited [(4)]	50	3rd Floor, Unity Chambers, 28 Halkett Street, St Helier, Jersey, JE2 4WJ	Investment holding
Moto (Jersey) 1 Limited [(4)]	50	3rd Floor, Unity Chambers, 28 Halkett Street, St Helier, Jersey, JE2 4WJ	Investment holding
Moto (Jersey) 2 Limited [(4)]	50	3rd Floor, Unity Chambers, 28 Halkett Street, St Helier, Jersey, JE2 4WJ	Investment holding
Kibali 2 (Jersey) Limited [(4)]	50	3rd Floor, Unity Chambers, 28 Halkett Street, St Helier, Jersey, JE2 4WJ	Nominee shareholder
Republic of Guinea			
Société AngloGold Ashanti de Guinee SA	85	Immeuble Ali HAMADE, en face de l'Ambassade du Japon à Landréah, Commune de Dixinn, Conakry, République de Guinée	Mining
AGAGEL Mandiana Sau	100	Cité Chemin de Fer, Immeuble Boké, 2e étage, BP: 1006, Quartier Coronthie, Commune de Kaloum, Conakry, République de Guinée	Exploration
AGAGEL Shira Sau	100	Cité Chemin de Fer, Immeuble Boké, 2e étage, BP: 1006, Quartier Coronthie, Commune de Kaloum, Conakry, République de Guinée	Exploration
AGAGEL Niandan Sau	100	Cité Chemin de Fer, Immeuble Boké, 2e étage, BP: 1006, Quartier Coronthie, Commune de Kaloum, Conakry, République de Guinée	Exploration
Centamin Guinea Minerals Sarlu	100	Etude notariale n°21 de Maitre Ayelama BAH, sise au 3ème Etage, Immeuble VISTA BANK, Nongo, Commune de Ratoma, Conakry, République de Guinée. BP: 2668	Exploration
Republic of Mali			
AngloGold Ashanti Mali SA	100	Hamdallaye ACI 2000 Bamako, Bassekou GAMBY Building , 1st Floor, Street 311, Door 669, BP E1194, Republic of Mali	Services company
Republic of Malta			
AngloGold Finance Australia Holdings Limited	100	Level 1, LM Complex, Brewery Street, Zone 3 Central Business District, Birkirkara, CBD3040, Malta	Investment holding
AngloGold Finance Australia Limited	100	Level 1, LM Complex, Brewery Street, Zone 3 Central Business District, Birkirkara, CBD3040, Malta	Investment holding
South Africa			
AngloGold Ashanti (Pty) Ltd [(2)]	100	112 Oxford Road, Houghton Estate, Johannesburg, Gauteng, 2198	Investment Holding
Rand Refinery (Pty) Limited	42.4	Refinery Road, Industries West, Germiston, 1401, South Africa	Refinery
Gold of Africa Collection (section 21 association)	100	112 Oxford Road, Houghton Estate, Johannesburg, Gauteng, 2198	Custody of Gold of Africa collection
iGolide (Proprietary) Limited	100	112 Oxford Road, Houghton Estate, Johannesburg, Gauteng, 2198	Medical Scheme Administrator
Free State Consolidated Gold Mines (Operations) (Pty) Limited	100	112 Oxford Road, Houghton Estate, Johannesburg, Gauteng, 2198	Mining & Quarrying
AGRe Insurance Company Limited	100	112 Oxford Road, Houghton Estate, Johannesburg, Gauteng, 2198	Insurance
Tanzania			
Geita Greenfields Mineral Exploration Limited	100	1st Floor, Mikumi House, Plot 368 Msasani Road, Oysterbay, Kinondoni District, P.o. Box 75803, Dar es Salaam	Exploration


Group notes to the financial statements *continued*

For the year ended 31 December 2024

Name of company	% held [1]	Registered address	Main activity
Geita Gold Mining Limited	100	1st Floor, Mikumi House, Plot 368 Msasani Road, Oysterbay, Kinondoni District, P.o. Box 75803, Dar es Salaam	Mining
Geita Mine JV	100	1st Floor, Mikumi House, Plot 368 Msasani Road, Oysterbay, Kinondoni District, P.o. Box 75803, Dar es Salaam	Mining
Samax Resources (Tanzania) Limited	100	1st Floor, Mikumi House, Plot 368 Msasani Road, Oysterbay, Kinondoni District, P.o. Box 75803, Dar es Salaam	Investment holding
Samax (Tanzania) Limited	100	1st Floor, Mikumi House, Plot 368 Msasani Road, Oysterbay, Kinondoni District, P.o. Box 75803, Dar es Salaam	Investment holding
Uganda			
Border Energy East Africa Pty Ltd [4]	50	Entebbe Division A, Central Ward, Bugonga, Wakiso, Uganda	Dormant
United Kingdom			
Cluff Oil Limited	100	4th Floor Communications House, South Street, Staines-Upon-Thames, Surrey, United Kingdom, TW18 4PR	Investment holding
Cluff Mineral Exploration Limited	100	4th Floor Communications House, South Street, Staines-Upon-Thames, Surrey, United Kingdom, TW18 4PR	Investment holding
Samax Resources Limited	100	4th Floor Communications House, South Street, Staines-Upon-Thames, Surrey, United Kingdom, TW18 4PR	Investment holding
Chevaning Mining Company Limited	100	4th Floor Communications House, South Street, Staines-Upon-Thames, Surrey, United Kingdom, TW18 4PR	Investment holding
AngloGold Ashanti UK Colombia Holdings Ltd	100	4th Floor Communications House, South Street, Staines-Upon-Thames, Surrey, United Kingdom, TW18 4PR	Investment holding
AngloGold Ashanti International Exploration Holdings Limited	100	4th Floor Communications House, South Street, Staines-Upon-Thames, Surrey, United Kingdom, TW18 4PR	Investment holding
Centamin Group UK Services Limited	100	4th Floor Communications House, South Street, Staines-Upon-Thames, Surrey, United Kingdom, TW18 4PR	Services company
Centamin West Africa Holdings Limited	100	4th Floor Communications House, South Street, Staines-Upon-Thames, Surrey, United Kingdom, TW18 4PR	Holding company
Centamin Egypt Investments 1 Limited	100	4th Floor Communications House, South Street, Staines-Upon-Thames, Surrey, United Kingdom, TW18 4PR	Holding company
Centamin Egypt Investments 2 Limited	100	4th Floor Communications House, South Street, Staines-Upon-Thames, Surrey, United Kingdom, TW18 4PR	Holding company
Centamin Egypt Investments 3 Limited	100	4th Floor Communications House, South Street, Staines-Upon-Thames, Surrey, United Kingdom, TW18 4PR	Holding company
United States of America			
AngloGold Ashanti USA Incorporated	100	6363 S. Fiddlers Green Circle, Suite 1000, Greenwood Village, CO 80111	Investment holding
AngloGold Ashanti North America Inc	100	6363 S. Fiddlers Green Circle, Suite 1000, Greenwood Village, CO 80111	Investment holding
AngloGold (USA) Trading Company	100	6363 S. Fiddlers Green Circle, Suite 1000, Greenwood Village, CO 80111	Investment holding



Group notes to the financial statements *continued*

For the year ended 31 December 2024

Name of company	% held [1]	Registered address	Main activity
AngloGold Mineral Ventures Company	100	6363 S. Fiddlers Green Circle, Suite 1000, Greenwood Village, CO 80111	Investment holding
Jerritt Canyon Joint Venture	70	6363 S. Fiddlers Green Circle, Suite 1000, Greenwood Village, CO 80111	Exploration
AngloGold Ashanti (Nevada) Corp	100	6363 S. Fiddlers Green Circle, Suite 1000, Greenwood Village, CO 80111	Investment and Asset Holding
Rocky Mountain Gold Innovations Inc	100	6363 S. Fiddlers Green Circle, Suite 1000, Greenwood Village, CO 80111	Investment and Asset Holding
AngloGold Ashanti (USA) Exploration Inc	100	6363 S. Fiddlers Green Circle, Suite 1000, Greenwood Village, CO 80111	Investment holding
AngloGold (Canada) Exploration Inc	100	6363 S. Fiddlers Green Circle, Suite 1000, Greenwood Village, CO 80111	Investment holding
AngloGold Ashanti (U.S.A.) Holdings Inc	100	6363 S. Fiddlers Green Circle, Suite 1000, Greenwood Village, CO 80111	Investment holding
Corvus Gold (USA) Inc	100	6363 S. Fiddlers Green Circle, Suite 1000, Greenwood Village, CO 80111	Investment holding
Raven Gold Alaska Inc	100	6363 S. Fiddlers Green Circle, Suite 1000, Greenwood Village, CO 80111	Asset holding
Corvus Gold Nevada Inc.	100	6363 S. Fiddlers Green Circle, Suite 1000, Greenwood Village, CO 80111	Asset holding
SoN Land & Water, LLC	100	6363 S. Fiddlers Green Circle, Suite 1000, Greenwood Village, CO 80111	Asset holding
Mother Lode Mining Company LLC	100	6363 S. Fiddlers Green Circle, Suite 1000, Greenwood Village, CO 80111	Asset holding
AngloGold Ashanti Sterling Inc.	100	6363 S. Fiddlers Green Circle, Suite 1000, Greenwood Village, CO 80111	Asset holding
AngloGold Ashanti (Canada) Exploration Limited	100	6363 S. Fiddlers Green Circle, Suite 1000, Greenwood Village, CO 80111	Prospecting
AngloGold (Canada) Exploration Company	100	6363 S. Fiddlers Green Circle, Suite 1000, Greenwood Village, CO 80111	Exploration

[1] *All entities are indirectly held by AngloGold Ashanti plc unless otherwise indicated*

[2] *Direct holding*

[3] *Percentage holding via nominee holding*

[4] *Effective holding*

36 SUBSEQUENT EVENTS

Dividend declaration

On 19 February 2025, AngloGold Ashanti plc announced the payment of a gross interim cash dividend for the six months ended 31 December 2024 of 69 US cents per ordinary share.

2025 Geita multi-currency revolving credit facility

In February 2025, Geita Gold Mining Limited as borrower, completed the negotiation of a new three-year unsecured multi-currency revolving credit facility with Nedbank, as underwriter and agent, and certain financial institutions. The RCF consists of a Tanzanian shilling component capped at TZS 189.57 billion, bearing interest at the Tanzanian treasury bill rate plus a 5% margin, with a floor of 12.5% and a ceiling of 17.5%, and a USD component capped at $200 million, bearing interest at Term SOFR plus a margin of 6.7% and a credit adjustment spread. In addition, the RCF provides for an accordion option providing additional availability of up to a maximum of TZS 97.0 billion, capped at a total commitment not to exceed an equivalent of $300 million in total borrowings.


Company Statement of financial position

As at 31 December 2024

US dollar millions	Note	2024	2023
Non current assets			
Investment in subsidiaries	6	10,023	7,777
Current assets			
Dividend receivable from subsidiary		50	—
Cash at bank and in hand		26	12
Total assets		10,099	7,789
Capital and reserves			
Share capital	8	526	420
Merger reserve	9	2,565	569
Other reserves		4	—
Retained earnings		6,951	6,749
Total equity		10,046	7,738
Current liabilities			
Trade and other payables	7	47	51
Current tax liabilities		6	—
Total equity and liabilities		10,099	7,789

The profit for the year ended 31 December 2024 is $374m. The profit for the period from 10 February 2023 (date of incorporation) to 31 December 2023 was $249m.

The notes on pages 227 to 230 are an integral part of these financial statements.

The company financial statements of AngloGold Ashanti plc (registration number: 14654651) on pages 225 to 230 were authorised for issue by the Board of Directors and were signed on its behalf by Alberto Calderon and Gillian Doran on 26 March 2025.

Alberto Calderon
Chief Executive Officer

Gillian Doran
Chief Financial Officer



Company Statement of changes in equity

For the year ended 31 December 2024

US dollar millions	Note	Share capital	Merger reserve	Other reserves	Retained earnings	Total equity
Balance on incorporation (10 February 2023)		–	–	–	–	–
Proceeds from shares issued	8	420	–	–	–	420
Creation of the merger reserve on corporate restructuring	9	–	7,069	–	–	7,069
Issue of bonus shares	10	6,500	(6,500)	–	–	–
Cancellation of bonus shares	10	(6,500)	–	–	6,500	–
Total transactions with owners, recognised directly in equity		420	569	–	6,500	7,489
Total profit and comprehensive income for the period		–	–	–	249	249
Balance as at 31 December 2023		420	569	–	6,749	7,738
Employee share scheme issues	8	24	–	(24)	–	–
Shares issued in Centamin acquisition	8	82	–	–	–	82
Creation of the merger reserve on Centamin acquisition	9	–	1,996	–	–	1,996
Dividends paid		–	–	–	(172)	(172)
Equity-settled share based payments		–	–	28	–	28
Total transactions with owners, recognised directly in equity		106	1,996	4	(172)	1,934
Total profit and comprehensive income for the year		–	–	–	374	374
Balance as at 31 December 2024		526	2,565	4	6,951	10,046

The notes on pages 227 to 230 are an integral part of these financial statements.


Company Notes to the financial statements

For the year ended 31 December 2024

1. General information

AngloGold Ashanti plc is a public company incorporated under the laws of England and Wales. The address of the Company's registered office is 4th Floor, Communications House, South Street, Staines-Upon-Thames, Surrey, United Kingdom, TW18 4PR. The principal activity of the Company is to hold the interest in the group's principal subsidiaries and joint operations (including direct and indirect holdings).

2. Statement of compliance

The financial statements of AngloGold Ashanti plc have been prepared in compliance with United Kingdom Accounting Standards, including Financial Reporting Standard 102, 'The Financial Reporting Standard applicable in the United Kingdom and the Republic of Ireland' ('FRS 102') and the Companies Act 2006.

3. Summary of significant accounting policies

The principal accounting policies applied in the preparation of these financial statements are set out below. These policies have been consistently applied to all of the years presented.

Basis of preparation

These financial statements are prepared on a going concern basis, under the historical cost convention. The presentation and functional currency is US Dollars, being the currency of the primary economic environment in which the Company operates. AngloGold Ashanti plc, as a parent company of the Group, has taken exemption from disclosure of its individual income statement and statement of comprehensive income under section 408 of the Companies Act 2006.

The preparation of financial statements in conformity with FRS 102 requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the Company's accounting policies. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the financial statements are disclosed in Note 4. The financial statements are rounded to the nearest million, unless otherwise indicated.

Going concern basis

Having assessed the financial position and future plans of the Company (including the ability of subsidiary entities to stream dividends to the Company), the Directors believe that it is appropriate to adopt the going concern basis of accounting in preparing the financial statements. The directors have reviewed the financial projections of the Company. These show that the Company will be able to pay (or otherwise discharge) its debts as they fall due during the 12 months immediately following the date when the financial statements are authorised for issue.

Exemptions for qualifying entities under FRS 102

The Company has taken advantage of the following disclosure exemptions under FRS 102 as these have been included in the Group consolidated financial statements.

- From the financial instrument disclosures, required under FRS 102 paragraphs, 11.42, 11.44, 11.45, 11.47, 11.48(a)(iii), 11.48(a)(iv), 11.48(b), 11.48(c), 12.26, 12.27, 12.29(a), 12.29(b) and 12.29A, as the information is provided in the consolidated financial statement disclosures

- From disclosing share-based payment arrangements, required under FRS 102 paragraphs 26.18(b), 26.19 to 26.21 and 26.23, concerning its own equity instruments, as the company financial statements are presented with the consolidated financial statements and the relevant disclosures are included therein, and

- From disclosing the company key management personnel compensation, as required by FRS 102 paragraph 33.7.

- From the requirements of Section 7 Statement of Cash Flows and Section 3 Financial Statement Presentation paragraph 3.17(d).

Disclosure requirements and changes in accounting policies in future periods

The FRC issued "Amendments to FRS 102 The Financial Reporting Standard applicable in the UK and Republic of Ireland and other FRSs – Periodic Review 2024" in March 2024. The amendments focus on updating accounting requirements to reflect changes in IFRS Accounting Standards, particularly with respect to revenue and leases, and making other incremental improvements and clarifications. The effect of these amendments is not expected to have a material impact on Company's results.

Income from shares in group undertakings

Dividend income is recognised when the right to receive payment is established.



Company Notes to the financial statements *continued*

For the year ended 31 December 2024

3. Summary of significant accounting policies *CONTINUED*

Investment in subsidiaries

Investment in subsidiaries are held at cost less impairment. At each reporting date the investment in subsidiaries are assessed to determine whether there is an indication of impairment. Where indicators of impairment are identified a formal impairment test is carried out. If the investment in subsidiary is impaired, the impairment loss is the difference between the carrying amount and the recoverable amount. The impairment loss is recognised in profit or loss.

Cash at bank and in hand

Cash at bank and in hand comprise current balances with banks and similar institutions and highly liquid investments with maturities of three months or less. They are readily convertible into known amounts of cash and have an insignificant risk of changes in value.

Contingencies

Contingent liabilities are not recognised. Contingent liabilities arise as a result of past events when (i) it is not probable that there will be an outflow of resources or that the amount cannot be reliably measured at the reporting date or (ii) when the existence will be confirmed by the occurrence or non-occurrence of uncertain future events not wholly within the company's control. Contingent liabilities are disclosed in the financial statements unless the probability of an outflow of resources is remote.

Share capital

Ordinary and preference shares are classified as equity. Equity instruments are measured at the fair value of the cash or other resources received or receivable, net of the direct costs of issuing the equity instruments. Share capital denominated in a currency other than the functional currency is not revalued.

Foreign currency translation

Foreign currency transactions are translated into the functional currency using the spot exchange rates at the date of the transaction.

At each period end foreign currency monetary items are translated using the closing rate. Non-monetary items measured at historical cost are translated using the exchange rate at the date of the transaction and non-monetary items measured at fair value are measured using the exchange rate when fair value was determined.

Foreign exchange gains and losses resulting from the settlement of transactions and from the translation at period-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in profit or loss.

Related party transactions

The Company discloses transactions with related parties which are not wholly owned within the same group. It does not disclose transactions with members of the same group that are wholly owned.

4. Critical accounting judgements and key sources of estimation uncertainty

In the application of the Company's accounting policies, which are described in Note 3, the Directors are required to make judgements, estimates and assumptions about the carrying amount of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimates is revised if the revision affects both current and future periods.

In the opinion of the Directors, there are no accounting estimates that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year.

There were no significant judgements impacting the financial statements for the year ended 31 December 2024.


Company Notes to the financial statements *continued*

For the year ended 31 December 2024

5. Taxation

US dollar millions	2024	2023
Current tax on profits for the year	—	—
Current tax related to Pillar II income tax	6	—
	6	—

Reconciliation of tax expense and the accounting profit multiplied by UK domestic tax rate for 2024 and 2023:

	2024	2023
Profit from continuing operations before income tax	380	249
Tax at the UK tax rate of 25% (2023: 25%)	95	62
Tax effect of amounts which are not deductible (taxable) in calculating taxable income:		
Dividend income not subject to tax	(98)	(63)
Miscellaneous	3	1
	—	—
Difference related to Pillar II taxes	6	—
Income tax in the statement of profit or loss	6	—

6. Investment in subsidiaries

US dollar millions	2024	2023
Balance at 1 January	7,777	—
Increase in investment in AngloGold Ashanti Holdings plc [1]	2,227	—
Capital contribution relating to share-based payments issued to employees of subsidiary undertakings in the group	28	—
Repayment of capital contribution relating to share-based payments	(9)	—
Acquisition of subsidiaries [2]	—	15,238
Repayment of capital [2]	—	(7,507)
Corporate restructuring cost	—	46
Closing balance at 31 December	10,023	7,777

[1]   On 22 November 2024, the Company acquired 100% of Centamin plc (Centamin) shares for $2.2bn, which was settled in new shares issued and cash paid. The shares in Centamin were transferred from the Company to AngloGold Ashanti Holdings plc (AGAH), a subsidiary of the Company, in exchange for the issuance of new shares by AGAH, immediately after completion of the transaction.

[2]   As part of the corporate restructuring the Company acquired 100% of AGAH from AngloGold Ashanti Limited (AGAL) for $7.7bn, with the issuance of a loan note as consideration. The Company subsequently acquired 100% of AGAL for $7.5bn. The investment in AGAL was subsequently repaid through a distribution in specie of the loan note received by AGAL, which settled and cancelled the loan notes issued by the Company.

The Company has the following direct interests in subsidiary undertakings. For the full list of subsidiaries refer to Group *Note 35*.

Name	Country of Incorporation	Registered Office Address	Principal Activities	% Equity Interest	Investment in Subsidiaries (US dollar millions)	Investment in Subsidiaries (US dollar millions)
					2024	2023
AngloGold Ashanti Holdings plc	Isle of Man	Falcon Cliff, Palace Road, Douglas, Isle of Man, IM2 4LB	Holding company	100	10,023	7,777
AngloGold Ashanti (Proprietary) Limited (previously AngloGold Ashanti Limited)	South Africa	112 Oxford Road, Houghton Estate, Johannesburg, 2198	Holding and services company	100	—	—



Company Notes to the financial statements *continued*

For the year ended 31 December 2024

At the reporting date the carrying value of the investment in AGAH was assessed for impairment indicators. There were no indicators that the fair value of the investment in AGAH had declined significantly, therefore the recoverable amount was not calculated.

7. Trade and other payables

US dollar millions	2024	2023
Australia landholder duty payable [1]	45	49
Amounts owed to group undertakings [2]	2	2
	47	51

[1] *Landholder duty is payable in Australia in respect of the AGAH sale. The landholder duty is calculated at 5.15% of the market value of the underlying land and dutiable chattels of AGAH that are located in Western Australia. AGA plc and AGAH are jointly and severally liable to pay the landholder duty, but AGAH has a statutory right to recover any duty it pays from AGA plc. The landholder duty is expected to be settled in 2025.*

[2] *Amounts owed to group undertakings are settled within 60 days and is not interest bearing.*

8. Share capital

Disclosed as part of **Note 23** in the notes to the Group financial statements.

9. Merger reserve

The merger reserve in the prior year was created under section 612 of the Companies Act of 2006 when the Company allotted shares to secure 100% of the equity holding of AGAH. The difference between the fair value of AGA plc at the acquisition date and the aggregate nominal value of shares issued, is recorded as a merger reserve. The increase in the current year relates to the difference between the total purchase consideration of the Centamin acquisition, the portion of the purchase price settled in cash and the aggregate nominal value of shares issued.

10. Capital reduction

In the prior year, in order to create distributable reserves, a court sanctioned capital reduction process was undertaken to convert $6.5 billion of the merger reserve to distributable reserves. This was done through the issue of bonus shares out of the merger reserve to AngloGold Ashanti plc registered shareholders and the subsequent cancellation of those shares.

11. Contingent liabilities

The Company has fully and unconditionally guaranteed all payments and other obligations of AGAH of $1,750m (2023: $1,750m) regarding the issued $700m 3.75% rated bonds due 1 October 2030, the issued $300m 6.5% rated bonds due 15 April 2040 and the issued $750m 3.375% rated bonds due 1 November 2028.

12. Ultimate controlling party

There is no ultimate controlling party of the Company.

13. Subsequent events

Disclosed as part of **Note 36** in the notes to the Group financial statements.


Other Information

MINING TO EMPOWER PEOPLE
AND ADVANCE SOCIETIES

Tropicana, Australia


Alternative performance measures

From time to time AngloGold Ashanti may publicly disclose certain "non-GAAP financial measures" or "alternative performance measures" (APM) in the course of its financial presentations, earnings releases, earnings conference calls and otherwise.

In this document, AngloGold Ashanti presents the financial items "total cash costs", "total cash costs per ounce", "all-in sustaining costs", "all-in sustaining costs per ounce", "all-in costs", "all-in costs per ounce", "average gold price received per ounce", "sustaining capital expenditure" and "non-sustaining capital expenditure", which have been determined using industry guidelines and practices and are not measures under IFRS. In addition, AngloGold Ashanti also presents the financial items "Adjusted EBITDA", "Adjusted net debt" and "free cash flow" which are not measures under IFRS either. An investor should not consider these items in isolation or as alternatives to cost of sales, gold income, capital expenditure, profit (loss) before taxation, total borrowings, cash flows from operating activities or any other measure of financial performance presented in accordance with IFRS or as an indicator of the Group's performance. The Group uses certain APMs and ratios in managing the business and may provide users of this financial information with additional meaningful comparisons between current results and results in prior operating periods. APMs should be viewed in addition to, and not as an alternative to, the reported operating results or any other measure of performance prepared in accordance with IFRS. In addition, the presentation of these measures may not be comparable to similarly titled measures that other companies use.

During the financial year ended 31 December 2024, AngloGold Ashanti's reporting for managed operations shifted from an attributable basis of reporting to a consolidated basis of reporting. The change in reporting only impacts managed operations with non-controlling interests (i.e., Siguiri, Cerro Vanguardia and Sukari), whereas joint operations (i.e., Tropicana) which are proportionately consolidated remain unaffected. Non-managed joint ventures (i.e., Kibali) which are accounted for under the equity method also remain unaffected and their gold production, related unit revenue and cost metrics continue to be reported on an attributable basis. As a result of this change in reporting, certain adjustments to exclude non-controlling interests on gold production, related unit revenue and cost metrics have been discontinued. The metrics for the year ended 31 December 2023 have been adjusted to reflect this change in reporting.

The term "managed operations" refers to subsidiaries managed by AngloGold Ashanti and included in its consolidated reporting, while the term "non-managed joint ventures" refers to equity-accounted joint ventures that are reported based on AngloGold Ashanti's share of attributable earnings and are not managed by AngloGold Ashanti. Managed operations are reported on a consolidated basis. Non-managed joint ventures are reported on an attributable basis.

All-in sustaining costs and all-in costs

During 2018, the World Gold Council ("WGC"), an industry body, published a revised Guidance Note on "all-in sustaining costs" and "all-in costs" metrics, which gold mining companies can use to supplement their overall APM disclosure. The WGC worked closely with its members (including AngloGold Ashanti) to develop these APMs which are intended to provide further transparency into the full cost associated with producing gold. It is expected that these metrics, in particular, the "all-in sustaining cost" and "all-in cost" metrics which AngloGold Ashanti provides herein, will be helpful to investors, governments, local communities and other stakeholders in understanding the economics of gold mining.

"All-in sustaining costs" is an APM which is an extension of the existing "total cash costs" metric and incorporates all costs related to sustaining production and in particular, recognises sustaining capital expenditures associated with developing and maintaining gold mines. In addition, this metric includes the cost associated with Corporate Office structures that support these operations, the community and environmental rehabilitation costs attendant with responsible mining and any exploration and evaluation cost associated with sustaining current operations. "All-in sustaining costs per ounce - managed operations" ($/oz) is calculated by dividing the consolidated US dollar value of this cost metric by the consolidated ounces of gold sold. "All-in sustaining costs per ounce - non-managed joint ventures" ($/oz) is calculated by dividing the attributable US dollar value of this cost metric by the attributable ounces of gold sold.

"All-in costs" is an APM comprising "all-in sustaining costs" including additional costs which reflect the varying costs of producing gold over the life-cycle of a mine including costs incurred at new operations and costs related to growth projects at existing operations, which are expected to increase production.

"All-in costs per ounce - managed operations" ($/oz) is calculated by dividing the consolidated US dollar value of this cost metric by the consolidated ounces of gold sold. "All-in costs per ounce - non-managed joint ventures" ($/oz) is calculated by dividing the attributable US dollar value of this cost metric by the attributable ounces of gold sold.



Kibali, Democratic Republic of Congo



Alternative performance measures *continued*

Total cash costs

"Total cash costs" is calculated in accordance with the guidelines of the Gold Institute industry standard and industry practice and is an APM. The Gold Institute, which has been incorporated into the National Mining Association, is a non-profit international association of miners, refiners, bullion suppliers and manufacturers of gold products, which developed a uniform format for reporting total cash costs on a per ounce basis. The guidance was first adopted in 1996 and revised in November 1999.

"Total cash costs" is an APM and, as calculated and reported by AngloGold Ashanti, include costs for all mining, processing, onsite administration costs, royalties and production taxes, as well as contributions from by-products, but exclude amortisation of tangible, intangible and right of use assets, rehabilitation costs and other non-cash costs, retrenchment costs, corporate administration, marketing and related costs, capital costs and exploration costs. "Total cash costs per ounce - managed operations" ($/oz) is calculated by dividing the consolidated US dollar value of this cost metric by the consolidated ounces of gold produced. "Total cash costs per ounce – non-managed joint ventures" ($/oz) is calculated by dividing the attributable US dollar value of this cost metric by the attributable ounces of gold produced.

Average gold price received per ounce

"Average gold price received per ounce" is an APM which gives an indication of revenue earned per ounce of gold sold and serves as a benchmark of performance against the market spot gold price. "Average gold price received per ounce - managed operations" is calculated by dividing the consolidated US dollar value of this revenue metric by the consolidated ounces of gold sold. "Average gold price received per ounce – non-managed joint ventures" is calculated by dividing the attributable US dollar value of this revenue metric by the attributable ounces of gold sold.

Sustaining capital expenditure

"Sustaining capital (expenditure)" is an APM comprising capital expenditure incurred to sustain and maintain existing assets at their current productive capacity in order to achieve constant planned levels of productive output and capital expenditure to extend useful lives of existing production assets. This includes replacement of vehicles, plant and machinery, Mineral Reserve development, deferred stripping and capital expenditure related to financial benefit initiatives, safety, health and the environment.

Non-sustaining expenditure

"Non-sustaining capital (expenditure)" is an APM comprising capital expenditure incurred at new operations and capital expenditure related to 'major projects' at existing operations where these projects will materially increase production.

While the Gold Institute provided definitions for the calculation of "total cash costs" and the WGC published a revised Guidance Note on "all-in sustaining costs" and "all-in costs" metrics during 2018, the calculation of "total cash costs", "total cash costs per ounce", "all-in sustaining costs", "all-in sustaining costs per ounce", "all-in costs" and "all-in costs per ounce" may vary significantly among gold mining companies, and by themselves do not necessarily provide a basis for comparison with other gold mining companies. However, AngloGold Ashanti believes that "total cash costs", "all-in sustaining costs" and "all-in costs" in total by mine and per ounce by mine as well as "average gold price received per ounce", "sustaining capital expenditure" and "non-sustaining capital expenditure" are useful indicators to investors and management as they provide:

- an indication of profitability, efficiency and cash flows;

- the trend in costs as the mining operations mature over time on a consistent basis; and

- an internal benchmark of performance to allow for comparison against other mines, both within the Group and at other gold mining companies.

Management prepares its internal management reporting documentation, for use and decision making by the Chief Operating Decision Maker (CODM), on a total basis.

The key metrics are based on the total ounces, gold income, "total cash costs", "all-in costs", "all-in sustaining costs", "sustaining capital expenditure" and "non-sustaining capital expenditure" from each operation and as a consequence includes AngloGold Ashanti's share of the "total cash costs", "all-in costs", "all-in sustaining costs", "sustaining capital expenditure" and "non-sustaining capital expenditure" of its non-managed joint ventures that are accounted for under the equity method. In a capital intensive industry, this basis allows management to make operating and resource allocation decisions on a comparable basis between mining operations irrespective of whether they are consolidated or accounted for under the equity method. This basis of calculating the metrics is consistent with the WGC's Guidance Note on "all-in sustaining costs" and "all-in costs" metrics.

Although AngloGold Ashanti has shareholder rights and board representation commensurate with its ownership interests in its equity-accounted non-managed joint ventures and reviews the underlying operating results including "total cash costs", "all-in costs", "all-in sustaining costs", "sustaining capital expenditure" and "non-sustaining capital expenditure" with them at each reporting period, it does not have direct control over their operations or resulting revenue and expenses, nor does it have a proportionate legal interest in each financial statement line item. AngloGold Ashanti's use of "total cash costs", "all-in costs", "all-in sustaining costs", "sustaining capital expenditure" and "non-sustaining capital expenditure" on a total basis, is not intended to imply that it has any such control or proportionate legal interest, but rather to reflect the APMs on a basis consistent with its internal and external segmental reporting.

Adjusted EBITDA

"Adjusted EBITDA" is an APM and, as calculated and reported by AngloGold Ashanti, includes profit (loss) before taxation, amortisation of tangible, intangible and right of use assets, retrenchment costs at the operations, finance income, other gains (losses), care and maintenance costs, finance costs and unwinding of obligations, impairment and derecognition of assets, impairment of investments, profit (loss) on disposal of assets and investments, gain (loss) on early settlement of hedge contracts, fair value adjustments, repurchase premium and costs on settlement of issued bonds and the share of associates' EBITDA. The adjusted EBITDA calculation is based on the formula included in AngloGold Ashanti's Revolving Credit Facility Agreements for compliance with the debt covenant formula.

"Adjusted EBITDA margin" is calculated as the percentage of adjusted EBITDA divided by revenue from product sales.

Adjusted net debt

"Adjusted net debt" is an APM and, as calculated and reported by AngloGold Ashanti, includes total borrowings adjusted for the unamortised portion of borrowing costs and IFRS 16 lease adjustments; less cash restricted for use and cash and cash



Alternative performance measures *continued*

equivalents (net of bank overdraft). The adjusted net debt calculation is based on the formula included in AngloGold Ashanti's Revolving Credit Facility Agreements for compliance with the debt covenant formula.

Free cash flow

"Free cash flow" is an APM and, as calculated and reported by AngloGold Ashanti, includes cash inflow from operating activities, less cash outflow from investing activities and after finance costs, adjusted to exclude once-off acquisitions, disposals and corporate restructuring costs, and movements in restricted cash.

Reconciliations

A reconciliation of cost of sales as included herein to "all-in sustaining costs", "all-in sustaining costs per ounce", "all-in costs", "all-in costs per ounce", "total cash costs" and "total cash costs per ounce" for each of the years ended 31 December 2024 and

31 December 2023 is presented on a total (Group), total (managed operations/non-managed joint ventures) and segment basis in *Note A* below. In addition, the Company has provided detail of the consolidated ounces of gold produced and sold by mine for each of those periods below.

A reconciliation of gold income as included herein to "average gold price received per ounce" for each of the years ended 31 December 2024 and 31 December 2023 is presented on a total (Group) and total (managed operations/non-managed joint ventures) basis in *Note B* below.

A reconciliation of capital expenditure as included herein to "sustaining capital expenditure" and "non-sustaining capital expenditure" for each of the years ended 31 December 2024 and 31 December 2023 is presented on a total (Group), total (managed operations/non-managed joint

ventures) and segment basis in *Note C* below.

A reconciliation of profit (loss) before taxation as included herein to "adjusted EBITDA" for each of the years ended 31 December 2024 and 31 December 2023 is presented on a total (Group) basis in *Note D* below.

A reconciliation of total borrowings as included herein to "adjusted net debt" as at 31 December 2024 and 31 December 2023 is presented on a total (Group) basis in *Note E* below.

A reconciliation of net cash flow from operating activities as included herein to "free cash flow" for each of the years ended 31 December 2024 and 31 December 2023 is presented on a total (Group) basis in *Note F* below.



Obuasi, Ghana

Note A | All-in sustaining costs 2024

	FOR THE YEAR ENDED 31 DECEMBER 2024														
		Africa										Australia			
in US dollar million, except as otherwise noted	**Corporate and other** (3)	Kibali	Other	**Non-managed joint ventures**	Iduapriem	Obuasi	Siguiri	Geita	Sukari	Africa other	**Managed operations**	Sunrise Dam	Tropicana	Australia other	**Australia**
Cost of sales per segmental information (2)	(1)	380	—	380	351	360	518	612	83	—	1,924	430	479	36	945
By-product revenue	—	(2)	—	(2)	—	(1)	(1)	(2)	—	—	(4)	(2)	(3)	—	(5)
Realised other commodity contracts	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Amortisation of tangible, intangible and right of use assets	(4)	(92)	—	(92)	(79)	(75)	(51)	(138)	(20)	—	(363)	(77)	(112)	(1)	(190)
Adjusted for decommissioning and inventory amortisation	—	—	—	—	—	—	—	(1)	—	—	(1)	(1)	—	—	(1)
Corporate administration, marketing and related expenses	115	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Lease payment sustaining	1	(1)	—	(1)	6	—	3	22	—	—	31	18	10	1	29
Sustaining exploration and study costs	—	—	—	—	—	2	6	6	—	—	14	1	—	—	1
Total sustaining capital expenditure	1	68	—	68	108	145	93	181	20	—	547	65	37	—	102
All-in sustaining costs (5)	112	354	—	354	385	430	569	680	83	—	2,147	434	411	36	881
Non-sustaining capital expenditure	—	57	—	57	61	57	9	15	—	—	142	—	51	—	51
Non-sustaining lease payments	—	—	—	—	—	—	—	2	—	—	2	—	—	—	—
Non-sustaining exploration and study costs	3	—	—	—	3	2	6	11	3	2	27	9	7	24	40
Care and maintenance	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Closure and social responsibility costs not related to current operations	5	5	1	6	2	(25)	—	—	—	—	(23)	—	—	—	—
Other provisions	1	—	—	—	1	1	2	(3)	—	—	1	—	—	4	4
All-in costs (5)	121	416	1	417	451	466	586	705	86	2	2,296	443	469	64	976
Gold sold - oz (000)	—	309	—	309	238	222	272	479	44	—	1,255	261	317	—	578
All-in sustaining costs per ounce - $/oz (1)	—	1,146	—	1,146	1,614	1,942	2,093	1,418	1,858	—	1,709	1,665	1,297	—	1,526
All-in costs per ounce - $/oz (1)	—	1,349	—	1,351	1,891	2,101	2,154	1,471	1,945	—	1,828	1,701	1,479	—	1,690

(1) In addition to the operational performances of the mines, "all-in sustaining costs per ounce", "all-in costs per ounce" and "total cash costs per ounce" are affected by fluctuations in the foreign currency exchange rate. AngloGold Ashanti reports "all-in sustaining costs per ounce" and "all-in costs per ounce" calculated to the nearest US dollar amount and gold sold in ounces. AngloGold Ashanti reports "total cash costs per ounce" calculated to the nearest US dollar amount and gold produced in ounces. "All-in sustaining costs (per ounce)", "all-in costs (per ounce)" and "total cash costs (per ounce)" may not be calculated based on amounts presented in this table due to rounding.

(2) Refer to Segmental reporting.

(3) Corporate includes non-gold producing managed operations.

(4) Total including equity-accounted non-managed joint ventures.

(5) "Total cash costs", "all-in sustaining costs" and "all-in costs" may not be calculated based on amounts presented in this table due to rounding.

(6) Adjusted to exclude the Sukari operation which was acquired on 22 November 2024 as part of the Centamin acquisition.

Rounding of figures may result in computational discrepancies.

Note A | All-in sustaining costs 2024 *continued*

	FOR THE YEAR ENDED 31 DECEMBER 2024										
	Americas						Group			Adjusted to exclude the Sukari operation	
in US dollar million, except as otherwise noted	Cerro Vanguardia	AGA Mineração	Serra Grande	Americas other	**Americas**	**Projects**	**Non-managed joint ventures**	**Managed operations**	**Group total** [4]	**Managed operations** [4][6]	**Group total** [4][6]
Cost of sales per segmental information [2]	368	352	136	2	858	—	**380**	**3,726**	**4,106**	3,643	4,023
By-product revenue	(109)	(2)	—	—	(111)	—	**(2)**	**(120)**	**(122)**	(120)	(122)
Realised other commodity contracts	—	—	—	—	—	—	**—**	**—**	**—**	—	—
Amortisation of tangible, intangible and right of use assets	(61)	(112)	(22)	—	(195)	—	**(92)**	**(752)**	**(844)**	(732)	(824)
Adjusted for decommissioning and inventory amortisation	9	(1)	(1)	—	7	—	**—**	**5**	**5**	5	5
Corporate administration, marketing and related expenses	—	—	—	—	—	3	**—**	**118**	**118**	118	118
Lease payment sustaining	—	27	10	—	37	1	**(1)**	**99**	**98**	99	98
Sustaining exploration and study costs	6	2	—	—	8	1	**—**	**24**	**24**	24	24
Total sustaining capital expenditure	71	98	40	—	209	5	**68**	**864**	**932**	844	912
All-in sustaining costs [5]	284	365	162	2	813	10	**354**	**3,963**	**4,317**	3,880	4,234
Non-sustaining capital expenditure	—	—	—	—	—	33	**57**	**226**	**283**	226	283
Non-sustaining lease payments	—	1	—	—	1	—	**—**	**3**	**3**	3	3
Non-sustaining exploration and study costs	10	—	1	5	16	142	**—**	**228**	**228**	225	225
Care and maintenance	—	48	—	—	48	3	**—**	**51**	**51**	51	51
Closure and social responsibility costs not related to current operations	—	33	35	—	68	—	**6**	**50**	**56**	50	56
Other provisions	—	—	1	—	1	—	**—**	**7**	**7**	7	7
All-in costs [5]	294	448	198	7	947	189	**417**	**4,529**	**4,946**	4,443	4,860
Gold sold - oz (000)	183	274	80	—	537	—	**309**	**2,370**	**2,679**	2,326	2,635
All-in sustaining costs per ounce - $/oz [1]	1,544	1,334	2,039	—	1,514	—	**1,146**	**1,672**	**1,611**	1,668	1,607
All-in costs per ounce - $/oz [1]	1,600	1,635	2,495	—	1,763	—	**1,351**	**1,910**	**1,846**	1,910	1,844

Rounding of figures may result in computational discrepancies.

Note A | Total cash costs 2024

	FOR THE YEAR ENDED 31 DECEMBER 2024														
		Africa										Australia			
in US Dollar million, except as otherwise noted	**Corporate and other** (3)	Kibali	Other	**Non-managed joint ventures**	Iduapriem	Obuasi	Siguiri	Geita	Sukari	Africa other	**Managed operations**	Sunrise Dam	Tropicana	Australia other	**Australia**
Cost of sales per segmental information (2)	(1)	380	—	380	351	360	518	612	83	—	1,924	430	479	36	945
- By-product revenue	—	(2)	—	(2)	—	(1)	(1)	(2)	—	—	(4)	(2)	(3)	—	(5)
- Inventory change	—	2	—	2	1	(2)	4	7	(17)	—	(7)	(3)	(7)	—	(10)
- Amortisation of tangible assets	(3)	(91)	—	(91)	(75)	(75)	(48)	(111)	(19)	—	(328)	(61)	(106)	—	(167)
- Amortisation of right of use assets	(1)	(1)	—	(1)	(4)	—	(3)	(27)	(1)	—	(35)	(16)	(6)	(1)	(23)
- Amortisation of intangible assets	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
- Rehabilitation and other non-cash costs	—	1	—	1	(7)	(14)	(6)	(3)	—	—	(30)	(2)	(2)	(1)	(5)
- Retrenchment costs	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Total cash costs (5)	(5)	289	—	289	265	268	465	476	46	(1)	1,519	347	354	34	735
Gold produced - oz (000)	—	309	—	309	237	221	273	483	40	—	1,254	259	313	—	572
Total cash costs per ounce - $/oz (1)	—	935	—	935	1,118	1,214	1,703	984	1,165	—	1,212	1,343	1,132	—	1,287

Rounding of figures may result in computational discrepancies.

Note A | Total cash costs 2024 *continued*

	FOR THE YEAR ENDED 31 DECEMBER 2024										
	Americas					**Projects**	**Group**			**Adjusted to exclude the Sukari operation**	
in US dollar million, except as otherwise noted	Cerro Vanguardia	AGA Mineração	Serra Grande	Americas other	**Americas**		**Non-managed joint ventures**	**Managed operations**	**Group total** [4]	**Managed operations** [6]	**Group total** [4][6]
Cost of sales per segmental information [2]	368	352	136	2	858	—	**380**	**3,726**	**4,106**	3,643	4,023
- By-product revenue	(109)	(2)	—	—	(111)	—	**(2)**	**(120)**	**(122)**	(120)	(122)
- Inventory change	1	(2)	—	—	(1)	—	**2**	**(18)**	**(16)**	(1)	1
- Amortisation of tangible assets	(61)	(89)	(18)	—	(168)	—	**(91)**	**(666)**	**(757)**	(647)	(738)
- Amortisation of right of use assets	—	(23)	(4)	—	(27)	—	**(1)**	**(86)**	**(87)**	(86)	(87)
- Amortisation of intangible assets	—	—	—	—	—	—	**—**	**—**	**—**	—	—
- Rehabilitation and other non-cash costs	(10)	2	—	—	(8)	—	**1**	**(43)**	**(42)**	(43)	(42)
- Retrenchment costs	(1)	(1)	(1)	—	(3)	—	**—**	**(3)**	**(3)**	(3)	(3)
Total cash costs [5]	189	237	113	2	541	—	**289**	**2,790**	**3,079**	2,744	3,033
Gold produced - oz (000)	175	271	80	—	526	—	**309**	**2,352**	**2,661**	2,312	2,621
Total cash costs per ounce - $/oz [1]	1,073	876	1,411	—	1,027	—	**935**	**1,187**	**1,157**	1,187	1,157

Rounding of figures may result in computational discrepancies.

Note A | All-in sustaining costs 2023

		FOR THE YEAR ENDED 31 DECEMBER 2023												
		Africa									Australia			
in US dollar million, except as otherwise noted	Corporate and other [3]	Kibali	Other	Non-managed joint ventures	Iduapriem	Obuasi	Siguiri	Geita	Africa other	Managed operations	Sunrise Dam	Tropicana	Australia other	Australia
Cost of sales per segmental information [2]	4	372	–	372	387	313	473	566	–	1,739	399	438	30	867
By-product revenue	–	(2)	–	(2)	–	(1)	–	(2)	–	(3)	(1)	(3)	–	(4)
Realised other commodity contracts	7	–	–	–	–	–	–	–	–	–	–	–	–	–
Amortisation of tangible, intangible and right of use assets	(5)	(99)	–	(99)	(129)	(61)	(39)	(91)	–	(320)	(58)	(104)	(1)	(163)
Adjusted for decommissioning and inventory amortisation	–	1	–	1	–	–	–	(1)	–	(1)	(1)	–	–	(1)
Corporate administration, marketing and related expenses	92	–	–	–	–	–	–	–	–	–	–	–	–	–
Lease payment sustaining	2	2	–	2	3	–	–	26	–	29	16	11	1	28
Sustaining exploration and study costs	–	–	–	–	–	2	6	12	(1)	19	2	1	–	3
Total sustaining capital expenditure	1	52	–	52	96	148	74	162	–	480	47	50	1	98
All-in sustaining costs [5]	101	326	–	326	357	401	514	672	(1)	1,943	404	393	31	828
Non-sustaining capital expenditure	–	33	–	33	46	66	4	29	–	145	–	37	–	37
Non-sustaining lease payments	–	–	–	–	–	–	–	2	–	2	–	–	–	–
Non-sustaining exploration and study costs	–	1	–	1	–	–	7	9	1	17	5	6	22	33
Care and maintenance	–	–	–	–	–	–	–	–	–	–	–	–	–	–
Closure and social responsibility costs not related to current operations	5	7	1	8	(1)	(4)	–	1	1	(3)	1	(1)	(1)	(1)
Other provisions	1	–	–	–	–	–	–	–	–	–	–	–	–	–
All-in costs [5]	107	367	1	368	402	463	525	713	1	2,104	410	435	52	897
Gold sold - oz (000)	–	343	–	343	268	226	260	479	–	1,233	256	301	–	557
All-in sustaining costs per ounce - $/oz [1]	–	951	–	951	1,329	1,777	1,976	1,403	–	1,576	1,583	1,304	–	1,487
All-in costs per ounce - $/oz [1]	–	1,069	–	1,074	1,500	2,050	2,020	1,488	–	1,706	1,603	1,446	–	1,612

[1] In addition to the operational performances of the mines, "all-in sustaining costs per ounce", "all-in costs per ounce" and "total cash costs per ounce" are affected by fluctuations in the foreign currency exchange rate. AngloGold Ashanti reports "all-in sustaining costs per ounce" and "all-in costs per ounce" calculated to the nearest US dollar amount and gold sold in ounces. AngloGold Ashanti reports "total cash costs per ounce" calculated to the nearest US dollar amount and gold produced in ounces. "All-in sustaining costs (per ounce)", "all-in costs (per ounce)" and "total cash costs (per ounce)" may not be calculated based on amounts presented in this table due to rounding.

[2] Refer to Segmental reporting.

[3] Corporate includes non-gold producing managed operations.

[4] Total including equity-accounted non-managed joint ventures.

[5] "Total cash costs", "all-in sustaining costs" and "all-in costs" may not be calculated based on amounts presented in this table due to rounding.

[6] Adjusted to exclude the Córrego do Sítio (CdS) operation which was placed on care and maintenance in August 2023.

Rounding of figures may result in computational discrepancies.

Note A | All-in sustaining costs 2023 *continued*

in US dollar million, except as otherwise noted	FOR THE YEAR ENDED 31 DECEMBER 2023													
	Americas						Group				Adjusted to exclude the Córrego do Sítio (CdS) operation			
	Cerro Vanguardia	AGA Mineração	Serra Grande	Americas other	Americas	Projects	Non-managed joint ventures	Managed operations	Group total [4]	Córrego do Sítio	AGA Mineração	Americas [6]	Managed operations [6]	Group total [4][6]
Cost of sales per segmental information [2]	307	453	169	2	931	—	**372**	**3,541**	**3,913**	104	349	827	3,437	3,809
By-product revenue	(93)	(2)	—	—	(95)	—	**(2)**	**(102)**	**(104)**	—	(2)	(95)	(102)	(104)
Realised other commodity contracts	—	—	—	—	—	—	**—**	**7**	**7**	—	—	—	7	7
Amortisation of tangible, intangible and right of use assets	(39)	(88)	(43)	—	(170)	—	**(99)**	**(658)**	**(757)**	(6)	(82)	(164)	(652)	(751)
Adjusted for decommissioning and inventory amortisation	1	(3)	—	—	(2)	(1)	**1**	**(5)**	**(4)**	—	(3)	(2)	(5)	(4)
Corporate administration, marketing and related expenses	—	—	—	—	—	2	**—**	**94**	**94**	—	—	—	94	94
Lease payment sustaining	—	33	8	(1)	40	1	**2**	**100**	**102**	7	26	33	93	95
Sustaining exploration and study costs	6	1	—	1	8	2	**—**	**32**	**32**	—	1	8	32	32
Total sustaining capital expenditure	75	122	55	—	252	11	**52**	**842**	**894**	19	103	233	823	875
All-in sustaining costs [5]	257	516	189	2	964	15	**326**	**3,851**	**4,177**	124	392	840	3,727	4,053
Non-sustaining capital expenditure	—	2	—	—	2	16	**33**	**200**	**233**	2	—	—	198	231
Non-sustaining lease payments	—	2	—	—	2	—	**—**	**4**	**4**	2	—	—	2	2
Non-sustaining exploration and study costs	7	6	1	1	15	158	**1**	**223**	**224**	3	3	12	220	221
Care and maintenance	—	49	—	—	49	3	**—**	**52**	**52**	34	15	15	18	18
Closure and social responsibility costs not related to current operations	—	62	10	1	73	—	**8**	**74**	**82**	4	58	69	70	78
Other provisions	—	—	—	—	—	—	**—**	**1**	**1**	—	—	—	1	1
All-in costs [5]	264	637	200	4	1,105	192	**368**	**4,405**	**4,773**	169	468	936	4,236	4,604
Gold sold - oz (000)	163	285	86	—	534	—	**343**	**2,324**	**2,667**	43	242	491	2,281	2,624
All-in sustaining costs per ounce - $/oz [1]	1,581	1,807	2,198	—	1,805	—	**951**	**1,657**	**1,566**	2,894	1,615	1,710	1,634	1,544
All-in costs per ounce - $/oz [1]	1,616	2,231	2,325	—	2,066	—	**1,074**	**1,895**	**1,790**	3,949	1,927	1,901	1,857	1,754

Rounding of figures may result in computational discrepancies.

Note A | Total cash costs 2023

in US dollar million, except as otherwise noted	Corporate and other [3]	FOR THE YEAR ENDED 31 DECEMBER 2023												
		Africa									Australia			
		Kibali	Other	Non-managed joint ventures	Iduapriem	Obuasi	Siguiri	Geita	Africa other	Managed operations	Sunrise Dam	Tropicana	Australia other	Australia
Cost of sales per segmental information [2]	4	372	—	372	387	313	473	566	—	1,739	399	438	30	867
- By-product revenue	—	(2)	—	(2)	—	(1)	—	(2)	—	(3)	(1)	(3)	—	(4)
- Inventory change	—	2	—	2	(2)	4	1	5	(1)	7	(6)	14	—	8
- Amortisation of tangible assets	(3)	(98)	—	(98)	(126)	(61)	(39)	(68)	—	(294)	(43)	(97)	—	(140)
- Amortisation of right of use assets	(1)	(1)	—	(1)	(3)	—	—	(23)	—	(26)	(15)	(7)	(1)	(23)
- Amortisation of intangible assets	(1)	—	—	—	—	—	—	—	—	—	—	—	—	—
- Rehabilitation and other non-cash costs	1	2	—	2	(3)	(6)	(6)	(1)	—	(16)	(1)	(2)	(1)	(4)
- Retrenchment costs	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Total cash costs [5]	—	275	—	275	253	249	429	477	(1)	1,407	333	343	28	704
Gold produced - oz (000)	—	343	—	343	268	224	260	485	—	1,237	252	310	—	562
Total cash costs per ounce - $/oz [1]		802	—	802	943	1,114	1,650	984	—	1,138	1,318	1,105	—	1,251

Rounding of figures may result in computational discrepancies.

Note A | Total cash costs 2023 *continued*

	FOR THE YEAR ENDED 31 DECEMBER 2023										Adjusted to exclude the Córrego do Sítio (CdS) operation			
	Americas					Projects	Group							
in US dollar million, except as otherwise noted	Cerro Vanguardia	AGA Mineração	Serra Grande	Americas other	Americas		Non-managed joint ventures	Managed operations	Group total[4]	Córrego do Sítio	AGA Mineração[6]	Americas[6]	Managed operations[6]	Group total[4][6]
Cost of sales per segmental information [2]	307	453	169	2	931	—	**372**	**3,541**	**3,913**	104	349	827	3,437	3,809
- By-product revenue	(93)	(2)	—	—	(95)	—	**(2)**	**(102)**	**(104)**	—	(2)	(95)	(102)	(104)
- Inventory change	(2)	(2)	—	1	(3)	—	**2**	**12**	**14**	(2)	—	(1)	14	16
- Amortisation of tangible assets	(39)	(66)	(37)	—	(142)	—	**(98)**	**(579)**	**(677)**	(3)	(63)	(139)	(576)	(674)
- Amortisation of right of use assets	—	(22)	(6)	—	(28)	—	**(1)**	**(78)**	**(79)**	(3)	(19)	(25)	(75)	(76)
- Amortisation of intangible assets	—	—	—	—	—	—	**—**	**(1)**	**(1)**	—	—	—	(1)	(1)
- Rehabilitation and other non-cash costs	(1)	(4)	3	(1)	(3)	—	**2**	**(22)**	**(20)**	(3)	(1)	—	(19)	(17)
- Retrenchment costs	—	(2)	(1)	(1)	(4)	—	**—**	**(4)**	**(4)**	—	(2)	(4)	(4)	(4)
Total cash costs [5]	172	355	128	1	656	—	**275**	**2,767**	**3,042**	93	262	563	2,674	2,949
Gold produced - oz (000)	164	294	86	—	544	—	**343**	**2,343**	**2,686**	42	252	502	2,301	2,644
Total cash costs per ounce - $/oz [1]	1,045	1,210	1,498	—	1,207	—	**802**	**1,181**	**1,133**	2,217	1,041	1,122	1,162	1,115

Rounding of figures may result in computational discrepancies.

Note B | Average gold price received per ounce

US dollar million, except as otherwise noted	Year ended Dec 2024			Year ended Dec 2023		
	Managed operations	Non-managed joint ventures	Group (Equity)	Managed operations [1]	Non-managed joint ventures	Group (Equity) [1]
Gold income per income statement				4,480		4,480
Adjustment for CdS gold income				(84)		(84)
Gold income	5,673	741	5,673	4,396	668	4,396
Associates and joint ventures' share of gold income			741			668
Gold income	5,673	741	6,414	4,396	668	5,064
Gold sold - oz (000)	2,370	309	2,679	2,281	343	2,624
Average gold price received per ounce - $/oz	2,393	2,401	2,394	1,927	1,948	1,930

[1] Adjusted to exclude the Córrego do Sítio ("CdS") operation that was placed on care and maintenance in August 2023.

Rounding of figures may result in computational discrepancies.

Note C | Capital expenditure

FOR THE YEAR ENDED 31 DECEMBER 2024

in US dollar million, except as otherwise noted		Africa										Australia			
	Corporate and other	Kibali	Other	**Non-managed joint ventures**	Iduapriem	Obuasi	Siguiri	Geita	Sukari	Africa other	**Managed operations**	Sunrise Dam	Tropicana	Australia other	**Australia**
Sustaining capital expenditure	1	68	—	68	108	145	93	181	20	—	547	65	37	—	102
Non-sustaining capital expenditure	—	57	—	57	61	57	9	15	—	—	142	—	51	—	51
Capital expenditure	1	125	—	125	169	202	102	196	20	—	689	65	88	—	153

in US dollar million, except as otherwise noted	Americas						Group			Adjusted to exclude Sukari	
	Cerro Vanguardia	AGA Mineração	Serra Grande	Americas other	**Americas**	**Projects**	**Non-managed joint ventures**	**Managed operations**	**Group total** (1)	**Managed operations** (3)	**Group total** (1)(3)
Sustaining capital expenditure	71	98	40	—	209	5	**68**	**864**	**932**	844	912
Non-sustaining capital expenditure	—	—	—	—	—	33	**57**	**226**	**283**	226	283
Capital expenditure	71	98	40	—	209	38	**125**	**1,090**	**1,215**	1,070	1,195

FOR THE YEAR ENDED 31 DECEMBER 2023

in US dollar million, except as otherwise noted		Africa									Australia			
	Corporate and other	Kibali	Other	**Non-managed joint ventures**	Iduapriem	Obuasi	Siguiri	Geita	Africa other	**Managed operations**	Sunrise Dam	Tropicana	Australia other	**Australia**
Sustaining capital expenditure	1	52	—	52	96	148	74	162	—	480	47	50	1	98
Non-sustaining capital expenditure	—	33	—	33	46	66	4	29	—	145	—	37	—	37
Capital expenditure	1	85	—	85	142	214	78	191	—	625	47	87	1	135

in US dollar million, except as otherwise noted	Americas						Group			Adjusted to exclude CdS				
	Cerro Vanguardia	AGA Mineração	Serra Grande	Americas other	**Americas**	**Projects**	**Non-managed joint ventures**	**Managed operations**	**Group total** (1)	Córrego do Sítio	AngloGold Ashanti Mineração (2)	**Americas** (2)	**Managed operations** (2)	**Group total** (1)(2)
Sustaining capital expenditure	75	122	55	—	252	11	**52**	**842**	**894**	19	103	233	823	875
Non-sustaining capital expenditure	—	2	—	—	2	16	**33**	**200**	**233**	2	—	—	198	231
Capital expenditure	75	124	55	—	254	27	**85**	**1,042**	**1,127**	21	103	233	1,021	1,106

(1) *Total including equity-accounted non-managed joint ventures.*

(2) *Adjusted to exclude the Córrego do Sítio (CdS) operation which was placed on care and maintenance in August 2023.*

(3) *Adjusted to exclude Sukari acquired on 22 November 2024 as part of the Centamin acquisition.*

Rounding of figures may result in computational discrepancies.


Note D | Adjusted EBITDA

US Dollar million, except as otherwise noted	Year ended Dec 2024	Year ended Dec 2023
Adjusted EBITDA [1]		
Profit before taxation	**1,672**	63
Add back:		
Finance costs and unwinding of obligations	**167**	157
Finance income	**(160)**	(127)
Amortisation of tangible, right of use and intangible assets	**752**	658
Other amortisation	**(3)**	3
Associates and joint ventures share of amortisation, interest, taxation and other	**307**	202
EBITDA	**2,735**	956
Adjustments:		
Foreign exchange and fair value adjustments	**1**	170
Care and maintenance costs	**51**	52
Retrenchment and related costs	**17**	19
Reversal of impairment (net impairment), (derecognition of assets) and (profit) loss on disposal	**(58)**	221
Joint ventures share of costs	**1**	2
Adjusted EBITDA	**2,747**	1,420

[1] EBITDA (as adjusted) and prepared in terms of the formula set out in the Revolving Credit Agreements.

Rounding of figures may result in computational discrepancies.


Note E | Adjusted net debt [1]

US dollar million, except as otherwise noted	As at Dec 2024	As at Dec 2023
Borrowings - non-current portion	1,901	2,032
Borrowings - current portion	83	207
Lease liabilities - non-current portion	65	98
Lease liabilities - current portion	76	73
Total borrowings	2,125	2,410
Less cash and cash equivalents, net of bank overdraft	(1,397)	(955)
Net debt	728	1,455
Adjustments:		
IFRS16 lease adjustments	(126)	(149)
Unamortised portion of borrowing costs	26	30
Cash restricted for use	(61)	(68)
Adjusted net debt	567	1,268
Adjusted net debt to Adjusted EBITDA ratio	0.21	0.89
Total borrowings to profit (loss) before taxation	1.27	38.25

[1] Net debt (as adjusted) and prepared in terms of the formula set out in the Revolving Credit Agreements.

Rounding of figures may result in computational discrepancies.



Note F | Free cash flow

US dollar million, except as otherwise noted	Year ended Dec 2024	Year ended Dec 2023
Cash generated from operations[1]	2,063	871
Dividends received from joint ventures	88	180
Taxation refund	6	36
Taxation paid	(189)	(116)
Net cash inflow from operating activities	1,968	971
Corporate restructuring costs	2	268
Capital expenditure on tangible and intangible assets	(1,090)	(1,042)
Net cash from operating activities after capital expenditure	880	197
Repayment of lease liabilities	(91)	(94)
Finance costs accrued and capitalised	(139)	(132)
Net cash flow after capital expenditure and interest	650	(29)
Repayment of loans advanced to joint ventures	149	—
Other net cash inflow from investing activities	113	125
Other	35	4
Add backs:		
Cash restricted for use	(5)	9
Free cash flow[2]	942	109

[1] Includes working capital movements as per table below.

[2] Free cash flow has been adjusted to exclude corporate restructuring costs and Centamin acquisition costs.

(Increase) decrease in inventories	(78)	(58)
(Increase) decrease in trade receivables	(182)	(117)
Increase (decrease) in trade payables	6	82
Movement in working capital	(254)	(93)

Rounding of figures may result in computational discrepancies.


Exchange rates

	Dec 2024	Dec 2023
ZAR/USD		
Average for the year	**18.32**	18.45
Closing	**18.85**	18.28
AUD/USD		
Average for the year	**1.52**	1.51
Closing	**1.62**	1.47
BRL/USD		
Average for the year	**5.39**	5.00
Closing	**6.19**	4.84
ARS/USD		
Average for the year	**916.78**	293.67
Closing	**1,032.50**	808.48



Glossary of terms and abbreviations

Financial terms	
2028 notes	The $750 million aggregate principal amount of 3.375 percent notes due 2028 issued by AngloGold Ashanti Holdings plc and fully and unconditionally guaranteed by AngloGold Ashanti plc.
2030 notes	The $700 million aggregate principal amount of 3.750 percent notes due 2030 issued by AngloGold Ashanti Holdings plc and fully and unconditionally guaranteed by AngloGold Ashanti plc.
2040 notes	The $300 million aggregate principal amount of 6.50 percent notes due 2040 issued by AngloGold Ashanti Holdings plc and fully and unconditionally guaranteed by AngloGold Ashanti plc.
Adjusted EBITDA	"Adjusted EBITDA" is an Alternative Performance Measure (APM)– see definition below – which, as calculated and reported by AngloGold Ashanti, includes profit (loss) before taxation, amortisation of tangible, intangible and right of use assets, retrenchment costs at the operations, interest and dividend income, other gains (losses), care and maintenance costs, finance costs and unwinding of obligations, impairment and derecognition of assets, impairment of investments, profit (loss) on disposal of assets and investments, gain (loss) on unrealised non-hedge derivatives and other commodity contracts, fair value adjustments, repurchase premium and costs on settlement of issued bonds and the share of associates' EBITDA. The adjusted EBITDA calculation is based on the formula included in AngloGold Ashanti's Revolving Credit Facility Agreements for compliance with the debt covenant formula.
Adjusted net debt	"Adjusted net debt" is an APM and, as calculated and reported by AngloGold Ashanti, includes total borrowings adjusted for the unamortised portion of borrowing costs and IFRS 16 lease adjustments; less cash restricted for use and cash and cash equivalents (net of bank overdraft). The adjusted net debt calculation is based on the formula included in AngloGold Ashanti's Revolving Credit Facility Agreements for compliance with the debt covenant formula.
All-in costs	"All-in costs" is an APM comprising "all-in sustaining costs" plus any additional costs which reflect the varying costs of producing gold over the life-cycle of a mine including costs incurred at new operations and costs related to growth projects at existing operations, which are expected to increase production.
All-in sustaining costs (AISC)	"All-in sustaining costs" is an APM which is an extension of the existing "total cash costs" metric and incorporates all costs related to sustaining production and in particular, recognises sustaining capital expenditures associated with developing and maintaining gold mines. In addition, this metric includes the cost associated with Corporate Office structures that support these operations, the community and environmental rehabilitation costs attendant with responsible mining and any exploration and evaluation cost associated with sustaining current operations. "All-in sustaining costs per ounce - managed operations" ($/oz) is calculated by dividing the consolidated US dollar value of this cost metric by the consolidated ounces of gold sold. "All-in sustaining costs per ounce - non-managed joint ventures" ($/oz) is calculated by dividing the attributable US dollar value of this cost metric by the attributable ounces of gold sold.
Alternative Performance Measures (APM)	These measures are the equivalent of the Non-GAAP financial measures and include, without limitation, "total cash costs ", "total cash costs per ounce", "all-in sustaining costs", "all-in sustaining costs per ounce", "all-in costs", "all-in costs per ounce", "average gold price received per ounce", "sustaining capital expenditure", "non-sustaining capital expenditure", "adjusted EBITDA", "adjusted net debt" and "free cash flow". In this report, these APMs are indicated by the icon ^{APM}.
Attributable	The Group's share of gold ounces, gold income, capital expenditure and other items, based on its ownership interest.
Average gold price received per ounce ($/oz)	"Average gold price received per ounce" is an APM which gives an indication of revenue earned per ounce of gold sold and serves as a benchmark of performance against the market spot gold price. This metric is calculated by dividing consolidated gold income (price received) by consolidated ounces of gold sold.
Average number of employees	The monthly average number of production and non-production employees and contractors employed during the year, where contractors are defined as individuals who have entered into a fixed-term contract of employment with a Group company or subsidiary. Employee numbers of joint ventures represent the Group's attributable share.
Capital or total capital (expenditure)	Total capital expenditure on tangible assets.
EBITDA	Earnings before interest, taxation, depreciation and amortisation.
Effective tax rate	Current and deferred taxation charge for the year as a percentage of profit before taxation.
Free cash flow	"Free cash flow" is an APM, which as calculated and reported by AngloGold Ashanti, includes cash inflow from operating activities, less cash outflow from investing activities and after finance costs, adjusted to exclude once-off acquisitions, disposals and corporate restructuring costs, and movements in restricted cash
GAAP	Generally Accepted Accounting Principles, the accounting standard adopted by the SEC


Glossary of terms and abbreviations *continued*

Financial terms	
Market spot gold price	The price of gold traded at any given moment on the Over-The-Counter (OTC) wholesale market of which the transaction will be settled in two business days' time.
Non-sustaining capital (expenditure)	"Non-sustaining capital (expenditure)" is an APM comprising capital expenditure incurred at new operations and capital expenditure related to 'major projects' at existing operations where these projects will materially increase production.
Ounces of gold produced	The consolidated number of gold ounces produced by managed and joint operations. The attributable number of gold ounces produced by non-managed joint ventures.
Ounces of gold sold	The consolidated number of gold ounces sold by managed and joint operations. The attributable number of gold ounces sold by non-managed joint ventures.
Rated bonds	The 2028 notes, the 2030 notes and the 2040 notes.
Region	Defines the operational management divisions within AngloGold Ashanti, namely Africa (operations in DRC, Egypt, Ghana, Guinea and Tanzania, and projects in Côte d'Ivoire), Australia and the Americas (operations in Argentina and Brazil, and projects in the United States and Colombia).
Related party	Parties are considered related if one party has the ability to control the other party or exercise significant influence over the other party in making financial and operating decisions or if such parties are under common control
Significant influence	The ability, directly or indirectly, to participate in, but not exercise control over, the financial and operating policy decision of an entity so as to obtain economic benefit from its activities.
Sustaining capital (expenditure)	"Sustaining capital (expenditure) is an APM comprising capital expenditure incurred to sustain and maintain existing assets at their current productive capacity in order to achieve constant planned levels of productive output and capital expenditure to extend useful lives of existing production assets. This includes replacement of vehicles, plant and machinery, Mineral Reserve development, deferred stripping and capital expenditure related to financial benefit initiatives, safety, health and the environment.
Total cash costs	"Total cash costs" is an APM and, as calculated and reported by AngloGold Ashanti, includes costs for all mining, processing, onsite administration costs, royalties and production taxes, as well as contributions from by-products, but exclude amortisation of tangible, intangible and right of use assets, rehabilitation costs and other non-cash costs, retrenchment costs, corporate administration, marketing and related costs, capital costs and exploration costs. "Total cash costs per ounce – managed operations" ($/oz) is calculated by dividing the consolidated US dollar value of this cost metric by the consolidated ounces of gold produced. "Total cash costs per ounce – non-managed joint ventures" ($/oz) is calculated by dividing the attributable US dollar value of this cost metric by the attributable ounces of gold produced.
Weighted average number of ordinary shares	The number of ordinary shares in issue at the beginning of the year, increased by shares issued during the year, weighted on a time basis for the period during which they have participated in the income of the Group, and increased by share options that are virtually certain to be exercised.

Currencies	
$, US$, USD, US dollar or dollar	United States dollar
ARS or Argentinean peso	Argentinean peso
A$, AUD or Australian dollar	Australian dollar
BRL or Brazilian real	Brazilian real
£, GBP or British pound	British pound
C$, CAD or Canadian dollar	Canadian dollar
COP or Colombian peso	Colombian peso
CDF or Congolese franc	Congolese franc
E£, EGP or Egytian pound	Egyptian pound
€, EUR or Euro	European euro
GHS, Gh¢, Ghanaian cedi or cedi	Ghanaian cedi
TZS or Tanzanian shilling	Tanzanian shilling
ZAR, R, South African rand or rand	South African rand


Glossary of terms and abbreviations _continued_

Mining and other terms	
By-products	Any potentially economic or saleable products that emanate from the core process of producing gold or copper, including silver, molybdenum and sulphuric acid.
Carbon-in-leach (CIL)	Gold is leached conventionally from a slurry of ore with cyanide in agitated tanks. The leached slurry then passes into the CIP circuit where activated carbon granules are mixed with the slurry and gold is adsorbed on to the activated carbon. The gold-loaded carbon is separated from the slurry and treated in an elution circuit to remove the gold.
Carbon-in-pulp (CIP)	Gold is leached conventionally from a slurry of ore with cyanide in agitated tanks. The leached slurry then passes into the CIP circuit where activated carbon granules are mixed with the slurry and gold is adsorbed on to the activated carbon. The gold-loaded carbon is separated from the slurry and treated in an elution circuit to remove the gold.
Contained gold or Contained copper	The total gold or copper content (tonnes multiplied by grade) of the material being described.
Cut-off grade	Cut-off grade is the grade (i.e., the concentration of metal or mineral in rock) that determines the destination of the material during mining. For purposes of establishing "prospects of economic extraction," the cut-off grade is the grade that distinguishes material deemed to have no economic value (it will not be mined in underground mining or if mined in surface mining, its destination will be the waste dump) from material deemed to have economic value (its ultimate destination during mining will be a processing facility). Other terms used in similar fashion as cut-off grade include net smelter return, pay limit, and break-even stripping ratio
Depletion	The decrease in the quantity of ore in a deposit or property resulting from extraction or production.
Development	The process of accessing an orebody through shafts and/or tunnelling in underground mining operations.
Development stage property	A development stage property is a property that has Mineral Reserve disclosed, but no material extraction.
Diamond drilling (DD)	A form of core drilling that uses a rotary drill with a diamond drill bit attached in order to create precisely measured drill holes.
Doré	Impure alloy of gold and silver produced at a mine to be refined to a higher purity.
Economically viable	Economically viable, when used in the context of Mineral Reserve determination, means that the Qualified Person has determined, using a discounted cash flow analysis, or has otherwise analytically determined, that extraction of the Mineral Reserve is economically viable under reasonable investment and market assumptions.
Exploration results	Exploration results are data and information generated by mineral exploration programs (i.e., programs consisting of sampling, drilling, trenching, analytical testing, assaying, and other similar activities undertaken to locate, investigate, define or delineate a mineral prospect or mineral deposit) that are not part of a disclosure of Mineral Resource or Mineral Reserve. A registrant must not use exploration results alone to derive estimates of tonnage, grade, and production rates, or in an assessment of economic viability.
Exploration stage property	An exploration stage property is a property that has no Mineral Reserve disclosed.
Exploration target	An exploration target is a statement or estimate of the exploration potential of a mineral deposit in a defined geological setting where the statement or estimate, quoted as a range of tonnage and a range of grade (or quality), relates to mineralisation for which there has been insufficient exploration to estimate a Mineral Resource.
Feasibility study	A feasibility study is a comprehensive technical and economic study of the selected development option for a mineral project, which includes detailed assessments of all applicable modifying factors, as defined by this section, together with any other relevant operational factors, and detailed financial analyses that are necessary to demonstrate, at the time of reporting, that extraction is economically viable. The results of the study may serve as the basis for a final decision by a proponent or financial institution to proceed with, or finance, the development of the project. A feasibility study is more comprehensive, and with a higher degree of accuracy, than a pre-feasibility study. It must contain mining, infrastructure, and process designs completed with sufficient rigour to serve as the basis for an investment decision or to support project financing. The confidence level in the results of a feasibility study is higher than the confidence level in the results of a pre-feasibility study. Terms such as full, final, comprehensive, bankable, or definitive feasibility study are equivalent to a feasibility study.
Gold produced or gold production	Refined gold in a saleable form derived from the mining process.
Grade	The quantity of ore contained within a unit weight of mineralised material generally expressed in grams per metric tonne (g/t) or ounce per short tonne for gold bearing material or Percentage copper (%Cu) for copper bearing material.



Glossary of terms and abbreviations *continued*

Mining and other terms	
Indicated Mineral Resource	An Indicated Mineral Resource is that part of a Mineral Resource for which quantity and grade or quality are estimated on the basis of adequate geological evidence and sampling. The level of geological certainty associated with an Indicated Mineral Resource is sufficient to allow a Qualified Person to apply modifying factors in sufficient detail to support mine planning and evaluation of the economic viability of the deposit. Because an Indicated Mineral Resource has a lower level of confidence than the level of confidence of a Measured Mineral Resource, an Indicated Mineral Resource may only be converted to a Probable Mineral Reserve.
Inferred Mineral Resource	An Inferred Mineral Resource is that part of a Mineral Resource for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling. The level of geological uncertainty associated with an Inferred Mineral Resource is too high to apply relevant technical and economic factors likely to influence the prospects of economic extraction in a manner useful for evaluation of economic viability. Because an Inferred Mineral Resource has the lowest level of geological confidence of all Mineral Resource, which prevents the application of the modifying factors in a manner useful for evaluation of economic viability, an Inferred Mineral Resource may not be considered when assessing the economic viability of a mining project, and may not be converted to a Mineral Reserve.
Initial assessment (also known as a concept study, scoping study, conceptual study and preliminary economic assessment)	An initial assessment is a preliminary technical and economic study of the economic potential of all or parts of mineralisation to support the disclosure of Mineral Resource. The initial assessment must be prepared by a Qualified Person and must include appropriate assessments of reasonably assumed technical and economic factors, together with any other relevant operational factors, that are necessary to demonstrate at the time of reporting that there are reasonable prospects for economic extraction. An initial assessment is required for disclosure of Mineral Resource but cannot be used as the basis for disclosure of Mineral Reserve.
Life-of-mine (LOM)	Number of years for which an operation is planning to mine and treat ore, and is taken from the current mine plan.
Measured Mineral Resource	A Measured Mineral Resource is that part of a Mineral Resource for which quantity and grade or quality are estimated on the basis of conclusive geological evidence and sampling. The level of geological certainty associated with a Measured Mineral Resource is sufficient to allow a Qualified Person to apply modifying factors, as defined in this section, in sufficient detail to support detailed mine planning and final evaluation of the economic viability of the deposit. Because a Measured Mineral Resource has a higher level of confidence than the level of confidence of either an Indicated Mineral Resource or an Inferred Mineral Resource, a Measured Mineral Resource may be converted to a Proven Mineral Reserve or to a Probable Mineral Reserve.
Metallurgical plant/gold plant/ plant	A processing plant constructed to treat ore and extract gold or copper in the case of Quebradona (and, in some cases, valuable by-products).
Mineral deposit	A mineral deposit is a concentration (or occurrence) of material of possible economic interest in or on the earth's crust.
Mineral Reserve	A Mineral Reserve is an estimate of tonnage and grade or quality of Indicated and Measured Mineral Resource that, in the opinion of the Qualified Person, can be the basis of an economically viable project. More specifically, it is the economically mineable part of a Measured or Indicated Mineral Resource, which includes diluting materials and allowances for losses that may occur when the material is mined or extracted. Mineral Reserve is subdivided in order of increasing confidence into Probable Mineral Reserve and Proven Mineral Reserve. Mineral Reserve is aggregated from the Proven and Probable Mineral Reserve categories. A Measured Mineral Resource may be converted to either a Proven Mineral Reserve or a Probable Mineral Reserve depending on uncertainties associated with modifying factors that are taken into account in the conversion from Mineral Resource to Mineral Reserve. The Mineral Reserve tonnages and grades are estimated and reported as delivered to plant (i.e., the point where material is delivered to the processing facility).
Mineral Resource	A Mineral Resource is a concentration or occurrence of material of economic interest in or on the Earth's crust in such form, grade or quality, and quantity that there are reasonable prospects for economic extraction. A Mineral Resource is a reasonable estimate of mineralisation, taking into account relevant factors such as cut-off grade, likely mining dimensions, location or continuity, that, with the assumed and justifiable technical and economic conditions, is likely to, in whole or in part, become economically extractable. It is not merely an inventory of all mineralisation drilled or sampled. Mineral Resource is subdivided and must be so reported, in order of increasing confidence in respect of geoscientific evidence, into Inferred, Indicated or Measured categories. The Mineral Resource tonnages and grades are reported in situ and stockpiled material is reported as broken material.


Glossary of terms and abbreviations *continued*

Mining and other terms	
Modifying factors	Modifying factors are the factors that a Qualified Person must apply to Indicated and Measured Mineral Resource and then evaluate in order to establish the economic viability of Mineral Reserve. A Qualified Person must apply and evaluate modifying factors to convert Measured and Indicated Mineral Resource to Proven and Probable Mineral Reserve. These factors include but are not restricted to: mining; processing; metallurgical; infrastructure; economic; marketing; legal; environmental compliance; plans, negotiations, or agreements with local individuals or groups; and governmental factors. The number, type and specific characteristics of the modifying factors applied will necessarily be a function of and depend upon the mineral, mine, property, or project.
Open-pit mining	An excavation made at the surface of the ground for the purpose of extracting minerals, inorganic and organic, from their natural deposits, which excavation is open to the surface.
Ounce (oz) (troy)	Used in imperial statistics. A kilogram is equal to 32.1507 ounces. A troy ounce is equal to 31.1035 grams.
Preliminary feasibility study (pre-feasibility study or PFS)	A comprehensive study of a range of options for the technical and economic viability of a mineral project that has advanced to a stage where a Qualified Person has determined (in the case of underground mining) a preferred mining method, or (in the case of surface mining) a pit configuration, and in all cases has determined an effective method of mineral processing and an effective plan to sell the product. A pre-feasibility study includes a financial analysis based on reasonable assumptions, based on appropriate testing, about the modifying factors and the evaluation of any other relevant factors that are sufficient for a Qualified Person to determine if all or part of the Indicated and Measured Mineral Resource may be converted to Mineral Reserve at the time of reporting. The financial analysis must have the level of detail necessary to demonstrate, at the time of reporting, that extraction is economically viable. A pre-feasibility study is less comprehensive and results in a lower confidence level than a feasibility study. A pre-feasibility study is more comprehensive and results in a higher confidence level than an initial assessment.
Probable Mineral Reserve	A Probable Mineral Reserve is the economically mineable part of an Indicated and, in some cases, a Measured Mineral Resource.
Productivity	An expression of labour productivity based on the ratio of ounces of gold produced per month to the total number of employees in mining operations.
Proven Mineral Reserve	A Proven Mineral Reserve is the economically mineable part of a Measured Mineral Resource and can only result from conversion of a Measured Mineral Resource.
Qualified Person	A Qualified Person, in respect of the Company's material properties, is an individual who is (1) a mineral industry professional with at least five years of relevant experience in the type of mineralisation and type of deposit under consideration and in the specific type of activity that person is undertaking on behalf of the registrant; and (2) an eligible member or licensee in good standing of a recognised professional organisation at the time the technical report is prepared. Regulation S-K 1300 details further recognised professional organisations and also relevant experience.
Recovered grade	The recovered mineral content per unit of ore treated.
Refining	The final purification process of a metal or mineral.
Regulation S-K 1300	Subpart 1300 of Regulation S-K (17 CFR § 229.1300) which contains the SEC's mining property disclosure requirements for mining registrants.
Rehabilitation	The process of reclaiming land disturbed by mining to allow an appropriate post-mining use. Rehabilitation standards are defined by country-specific laws, including but not limited to the US Bureau of Land Management, the US Forest Service, and the relevant Australian mining authorities, and address among other issues, ground and surface water, topsoil, final slope gradient, waste handling and re-vegetation issues.
Reverse circulation (RC) drilling	A form of percussion drilling that uses compressed air to to flush material cuttings out of the drill hole.
Shaft	A vertical or sub-vertical excavation used for accessing an underground mine; for transporting personnel, equipment and supplies; for hoisting ore and waste; for ventilation and utilities; and/or as an auxiliary exit.
Stoping	The process of excavating ore underground.
Stripping ratio	The ratio of waste tonnes to ore tonnes mined calculated as total tonnes mined less ore tonnes mined divided by ore tonnes mined.
Sub-level open stoping (SLOS)	This mining method is a variation of open stoping that involves dividing the orebody into horizontal slices or sub-levels. Each sub-level is mined progressively, starting from the bottom, with drilled holes for blasting and ore removal. The method allows for selective ore mining and can be adapted to varying vein widths.
Tailings	Finely ground rock of low residual value from which valuable minerals have been extracted.



Glossary of terms and abbreviations *continued*

Mining and other terms	
Tailings storage facility	Facility designed to store discarded tailings.
Tonnage	Quantity of material measured in tonnes.
Tonne	Used in metric statistics. Equal to 1,000 kilograms.
Tonnes treated	This is the volume of gold-bearing ore processed and treated at our on-site gold plants to extract the gold, and silver. Tonnes treated are often used to calculate efficiency or intensity of use data such as GHG emissions and water used per tonne treated.
Total employee costed	Refer to definition of "Productivity"
Total recordable injury frequency rate (TRIFR)	The total number of recordable injuries and fatalities that occurs per million hours worked.
Underground mining	The extraction of rocks, minerals and industrial materials, other than coal, oil and gas, from the earth by developing entries or shafts from the surface to the seam or deposit before recovering the product by underground extraction methods.
Underhand drift and fill (UHDF)	A mining method which follows the local variations of the orebody and is considered to provide greater control on excavation and stability, with reduced dilution and increased mining recovery outcomes.
Waste	Material that contains insufficient mineralisation for consideration for future treatment and, as such, is discarded.
Yield	The amount of valuable mineral or metal recovered from each unit mass of ore expressed as grams per metric tonne.

Abbreviations	
°	Degree
%	Percentage
%Cu	Percentage contained copper
$	United States dollar
$/oz	United States dollar per ounce
$/lb	United States dollar per pound
A2X	A2X Markets
Ag	Silver
AGA	AngloGold Ashanti plc
AGAH	AngloGold Ashanti Holdings plc
AGM	Annual General Meeting
AI	Artificial Intelligence
AISC	All-in sustaining costs
ANLA	Colombian National Environmental Licensing Authority
APM	Alternative performance measures
ASM	Artisanal and small-scale mining
Au	Gold
B2Gold	B2Gold Corp.
Barrick	Barrick Gold Corporation
BBSY	Bank Bill Swap Bid Rate
BEV(s)	Battery electric vehicle(s)
BLM	United States Federal Bureau of Land Management
bn	Billion
Board	AngloGold Ashanti's Board of Directors
BSc	Bachelor of Science
BSc Eng	Bachelor of Science in Engineering
BSc Hons	Bachelor of Science Honours



Glossary of terms and abbreviations *continued*

Abbreviations	
CDO*	Chief Development Officer
CdS	Córrego do Sítio
CEO*	Chief Executive Officer
Centamin	Centamin plc
CFO*	Chief Financial Officer
CGU	Cash Generating Unit
CIL	Carbon-in-leach
CIP	Carbon-in-pulp
Coeur Sterling	Coeur Sterling, Inc.
Corvus Gold	Corvus Gold Inc.
CO$_2$e	Carbon dioxide equivalent
COO*	Chief Operating Officer
CPI	Consumer Price Index
CPO*	Chief People Officer
CSCAO*	Chief Sustainability and Corporate Affairs Officer
CTO*	Chief Technology Officer
Cu	Copper
Cyanide Code	International Cyanide Management Code for the Manufacture, Transport, and Use of Cyanide In the Production of Gold
DD	Diamond drilling
DRC	Democratic Republic of the Congo
DSP	Deferred Share Plan
EIA	Environmental impact assessment
ERM	Enterprise risk management
ESG	Environmental, social and governance
FAP	Full Asset Potential
FAusIMM	Fellow of the Australasian Institute of Mining and Metallurgy
FRC	Financial Reporting Council, an independent regulator in the UK and Ireland
FTSE	Financial Times Stock Exchange index series
G or g	Grams
g/t	Grams per metric tonne
GGM	Geita Gold Mine
GHG	Greenhouse gases
GISTM	Global Industry Standard on Tailings Management
GJ	Gigajoule
Gold Fields	Gold Fields Limited
GRI	Global Reporting Initiative
GSE	Ghana Stock Exchange
HME	Heavy mining equipment
IASB	International Accounting Standards Board
IBIS	IBIS ESG Consulting Africa (Pty) Ltd
ICMM	International Council on Mining and Metals
ID&E	Inclusion, diversity and inclusion
IFRS	International Financial Reporting Standards as issued by the IASB
IMF	International Monetary Fund
IP	Induced polarisation, a geophysical imaging technique which indirectly measures the chargeability of the subsurface by using voltage decay of a produced current. It is used extensively in mineral exploration and mine operations
IT	Information technology

*Indicates chief officers who make up AngloGold Ashanti's Executive Committee



Glossary of terms and abbreviations *continued*

Abbreviations	
ISSB	International Sustainability Standards Board
JSE	Johannesburg Stock Exchange
JV	Joint venture
KCD	Karagba, Chauffeur and Durba
kg	Kilograms
km	Kilometres
km²	Square kilometres
KMS	Kwesi Mensa Shaft at the Obuasi mine in Ghana
koz	Thousand ounces
LBMA	London Bullion Market Association
LIBOR	London Interbank Offer Rate
LOM	Life-of-mine
M or m	Metre or million, depending on context
m³	Cubic metre
m³/s	Cubic metre per second
Moz	Million ounces
MPhil	Master of Philosophy
mRL	Metres relative level
Mlb	Million pounds
ML	Megalitres
Moz	Million ounces
MSR	Minimum Shareholding Requirement
MW	Megawatt
Mt	Million tonnes
Mtpa	Million tonnes (metric) per annum
NED	Non-executive Director
NGO	Non-governmental organisation
Northern Star Resources	Northern Star Resources Limited
NYSE	New York Stock Exchange
oz	Ounces
OTC	Over-The-Counter
oz/t	Ounces per tonne
PCAOB	United States Public Company Accounting Oversight Board
PSP	Performance Share Plan
PJ	Petajoules, 1PJ is equivalent to 1 million GJ or 277,778MWh
PwC	PricewaterhouseCoopers Inc. and PricewaterhouseCoopers LLP
PwC SA	PricewaterhouseCoopers Inc.
PwC UK	PricewaterhouseCoopers LLP
RC	Reverse circulation
SASB	Sustainability Accounting Standards Board
SBB	South Brasilia Belt
SDGs	United Nations' Sustainable Development Goals
SEC	United States Securities and Exchange Commission
SES	Social, ethics and sustainability
SLOS	Sub-level open stoping
SOFR	Secured Overnight Financing Rate
SOKIMO	Société Minière de Kilo-Moto S.A.
SOX	United States Sarbanes-Oxley Act of 2002, as amended
SW	Southwest
T or t	Tonnes (metric)
Tanesco	Tanzania Electric Supply Company Limited
TCFD	Task Force on Climate-related Financial Disclosures
Tpa or tpa	Tonnes per annum
TEC	Total employee costed
TRA	Tanzanian Revenue Authority
TRIFR	Total recordable injury frequency rate



Glossary of terms and abbreviations *continued*

Abbreviations	
TSF	Tailings storage facility
TSR	Total shareholder return
UHDF	Underhand drift and fill (mining method)
UK	United Kingdom
UK Companies Act	UK Companies Act 2006, as amended
UNGC	United Nations Global Compact
UNGP	United Nations Guiding Principles for Business and Human Rights
US/U.S./USA/United States	United States of America
VAT	Value added tax
VPSHR	Voluntary Principles on Security and Human Rights
WGC	World Gold Council
2025 AGM	The annual general meeting for 2025 to be held on 27 May 2025


Forward-looking statements

FORWARD-LOOKING STATEMENTS

Certain statements contained in this document, other than statements of historical fact, including, without limitation, those concerning the economic outlook for the gold mining industry, expectations regarding gold prices, production, total cash costs, all-in sustaining costs, all-in costs, cost savings and other operating results, return on equity, productivity improvements, growth prospects and outlook of AngloGold Ashanti's operations, individually or in the aggregate, including the achievement of project milestones, commencement and completion of commercial operations of certain of AngloGold Ashanti's exploration and production projects and the completion of acquisitions, dispositions or joint venture transactions, AngloGold Ashanti's liquidity and capital resources and capital expenditures, the consequences of the COVID-19 pandemic and the outcome and consequences of any potential or pending litigation or regulatory proceedings or environmental, health and safety issues, are forward-looking statements regarding AngloGold Ashanti's financial reports, operations, economic performance and financial condition. These forward-looking statements or forecasts are not based on historical facts, but rather reflect our current beliefs and expectations concerning future events and generally may be identified by the use of forward-looking words, phrases and expressions such as "believe", "expect", "aim", "anticipate", "intend", "foresee", "forecast", "predict", "project", "estimate", "likely", "may", "might", "could", "should", "would", "seek", "plan", "scheduled", "possible", "continue", "potential", "outlook", "target" or other similar words, phrases, and expressions; provided that the absence thereof does not mean that a statement is not forward-looking. Similarly, statements that describe our objectives, plans or goals are or may be forward-looking statements. These forward-looking statements or forecasts involve known and unknown risks, uncertainties and other factors that may cause AngloGold Ashanti's actual results, performance, actions or achievements to differ materially from the anticipated results, performance, actions or achievements expressed or implied in these forward-looking statements. Although AngloGold Ashanti believes that the expectations reflected in such forward-looking statements and forecasts are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results, performance, actions or achievements could differ materially from those set out in the forward-looking statements as a result of, among other factors, changes in economic, social, political and market conditions, including related to inflation or international conflicts, the success of business and operating initiatives, changes in the regulatory environment and other government actions, including environmental approvals, fluctuations in gold prices and exchange rates, the outcome of pending or future litigation proceedings, any supply chain disruptions, any public health crises, pandemics or epidemics (including the COVID-19 pandemic), the failure to maintain effective internal control over financial reporting or effective disclosure controls and procedures, the inability to remediate one or more material weaknesses, or the discovery of additional material weaknesses, in the Company's internal control over financial reporting, and other business and operational risks and challenges and other factors, including mining accidents. For a discussion of such risk factors, refer to AngloGold Ashanti's annual report on Form 20-F for the financial year ended 31 December 2023 filed with the United States Securities and Exchange Commission ("SEC") and AngloGold Ashanti's annual report on Form 20-F for the financial year ended 31 December 2024 to be filed with the SEC. These factors are not necessarily all of the important factors that could cause AngloGold Ashanti's actual results, performance, actions or achievements to differ materially from those expressed in any forward-looking statements. Other unknown or unpredictable factors could also have material adverse effects on AngloGold Ashanti's future results, performance, actions or achievements. Consequently, readers are cautioned not to place undue reliance on forward-looking statements. AngloGold Ashanti undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events, except to the extent required by applicable law. All subsequent written or oral forward-looking statements attributable to AngloGold Ashanti or any person acting on its behalf are qualified by the cautionary statements herein.

NON-GAAP FINANCIAL MEASURES

This document may contain certain "Non-GAAP" financial measures, including, without limitation, "total cash costs", "total cash costs per ounce", "all-in sustaining costs", "all-in sustaining costs per ounce", "all-in costs", "all-in costs per ounce", "average gold price received per ounce", "sustaining capital expenditure", "non-sustaining capital expenditure", "Adjusted EBITDA", "Adjusted net debt" and "free cash flow". AngloGold Ashanti utilises certain Non-GAAP performance measures and ratios in managing its business. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, the reported operating results or cash flow from operations or any other measures of performance prepared in accordance with IFRS. In addition, the presentation of these measures may not be comparable to similarly titled measures other companies may use. Reconciliations from IFRS to the Non-GAAP financial measures used in this document can be found either in this document, or in its FY2024 Earnings Release for the three months and the year ended 31 December 2024, which is available on AngloGold Ashanti's website, or in its annual report on Form 20-F for the financial year ended 31 December 2024 to be filed with the SEC.


Forward-looking statements *continued*

2024 Mineral Resource and Mineral Reserve information

The Mineral Resource and Mineral Reserve stated herein were prepared in compliance with Subpart 1300 of Regulation S-K (17 CFR § 229.1300) ("Regulation S-K 1300"). Refer to Item 1300 (Definitions) of Regulation S-K for the meaning of the terms used in AngloGold Ashanti's Mineral Resource and Mineral Reserve reporting. The Mineral Resource and Mineral Reserve represent the amount of gold, copper, silver, sulphur and molybdenum estimated at 31 December 2024 and are based on information available at the time of estimation. Such estimates are, or will be, to a large extent, based on the prices of the respective commodities and interpretations of geologic data obtained from drill holes and other exploration techniques, which data may not necessarily be indicative of future results. The Mineral Resource and Mineral Reserve estimates are published at 31 December 2024, taking into account economic assumptions, changes to future production and capital costs, depletion, additions as well as any acquisitions or disposals during 2024. The legal tenure of each material property has been verified to the satisfaction of the accountable Qualified Person and all of the Mineral Reserve has been confirmed to be covered by the required mining permits or there exists a realistic expectation, based on applicable laws and regulations, that issuance of permits or resolution of legal issues necessary for mining and processing at a particular deposit will be accomplished in the ordinary course and in a timeframe consistent with AngloGold Ashanti's (or its joint venture partners') current mine plans. For the Mineral Reserve, the term "economically viable" means that profitable extraction or production has been established or analytically demonstrated in, at a minimum, a pre-feasibility study, to be economically viable under reasonable investment and market assumptions. Mineral Reserve is subdivided and reported, in order of increasing geoscientific knowledge and confidence, into Probable and Proven Mineral Reserve categories. Mineral Reserve is aggregated from the Probable and Proven Mineral Reserve categories. Ounces of gold or silver or pounds of copper or sulphur included in the Probable and Proven Mineral Reserve are estimated and reported as delivered to plant (i.e., the point where material is delivered to the processing facility) and exclude losses during metallurgical treatment. In compliance with Regulation S-K 1300, the Mineral Resource herein is reported as exclusive of the Mineral Reserve before dilution and other factors are applied, unless otherwise stated. Mineral Resource is subdivided and reported, in order of increasing geoscientific knowledge and confidence, into Inferred, Indicated and Measured Mineral Resource categories. Ounces of gold or silver or pounds of copper, sulphur or molybdenum included in the Inferred, Indicated and Measured Mineral Resource are those contained in situ prior to losses during metallurgical treatment. While it would be reasonable to expect that the majority of Inferred Mineral Resource would upgrade to Indicated Mineral Resource with continued exploration, due to the uncertainty of Inferred Mineral Resource, it should not be assumed that such upgrading will always occur.

If estimations are required to be revised using significantly lower commodity prices, increases in operating costs, reductions in metallurgical recovery or other modifying factors, this could result in the Mineral Resource or Mineral Reserve not being mined or processed profitably, material write-downs of AngloGold Ashanti's investment in mining properties, goodwill and increased amortisation, reclamation and closure charges. If AngloGold Ashanti determines that certain of its Mineral Resource or Mineral Reserve have become uneconomic, this may ultimately lead to a reduction in its aggregate reported Mineral Resource or Mineral Reserve, respectively. Consequently, if AngloGold Ashanti's actual Mineral Resource and Mineral Reserve is less than current estimates, its business, prospects, results of operations and financial position may be materially impaired.

The pre-feasibility and feasibility studies for undeveloped ore bodies derive estimates of capital expenditure and operating costs based upon anticipated tonnage and grades of ore to be mined and processed, the predicted configuration of the ore body, expected recovery rates of metals from the ore, the costs of comparable facilities, the costs of operating and processing equipment and other factors. Actual operating and capital expenditure cost and economic returns on projects may differ significantly from original estimates. Further, it may take many years from the initial phases of exploration until commencement of production, during which time, the economic feasibility of production may change. The Mineral Resource is subject to further exploration and development, and is subject to additional risks, and no assurance can be given that they will eventually convert to future Mineral Reserve.

For additional information, refer to Table 1 (Summary Mineral Resource) and Table 2 (Summary Mineral Reserve) to Paragraph (b) of Item 1303 (Summary disclosure) of Regulation S-K, which will be presented in AngloGold Ashanti's annual report on Form 20-F for the financial year ended 31 December 2024 to be filed with the SEC. These summary tables include each class of Mineral Resource (Inferred, Indicated and Measured) together with total Measured and Indicated Mineral Resource, and each class of Mineral Reserve (Probable and Proven) together with total Mineral Reserve. The Mineral Resource at the end of the financial year ended 31 December 2024 was estimated using a gold price of $1,900/oz (2023: $1,750/oz), a copper price of $3.50/lb (2023: $3.50/lb), a silver price of $23.00/oz (2023: $21.64/oz) and a molybdenum price of $12.00/lb (2023: $12.00/lb), unless otherwise stated. The Mineral Reserve at the end of the financial year ended 31 December 2024 was estimated using a gold price of $1,600/oz (2023: $1,400/oz), a copper price of $2.90/lb (2023: $2.90/lb) and a silver price of $19.50/oz (2023: $19.58/oz), unless otherwise stated. The net difference between the Mineral Resource and Mineral Reserve at the end of the last completed financial year and the preceding financial year (if applicable) will be detailed for material properties in AngloGold Ashanti's annual report on Form 20-F for the financial year ended 31 December 2024 to be filed with the SEC.

Notes:

The Mineral Resource exclusive of Mineral Reserve is defined as the inclusive Mineral Resource less the Mineral Reserve before dilution and other factors are applied.



Corporate directory and contacts

AngloGold Ashanti plc
Incorporated in England & Wales
Registration No. 14654651
LEI No. 2138005YDSA7A82RNU96

Share codes:
ISIN: GB00BRXH2664
CUSIP: G0378L100
NYSE: AU
JSE: ANG
A2X: ANG
GhSE (Shares): AGA
GhSE (GhDS): AAD

JSE Sponsor:
The Standard Bank of South Africa Limited

Auditors:
PricewaterhouseCoopers Inc.
PricewaterhouseCoopers LLP

Offices

Registered and Corporate
4th Floor, Communications House
South Street
Staines-upon-Thames
Surrey TW18 4PR
United Kingdom
Telephone: +44 (0) 203 968 3320
Fax: +44 (0) 203 968 3325

Global headquarters
6363 S. Fiddlers Green Circle, Suite 1000
Greenwood Village, CO 80111
United States of America
Telephone: +1 303 889 0700

Australia
Level 10, AMP Building,
140 St George's Terrace
Perth, WA 6000
(PO Box Z5046, Perth WA 6831)
Australia
Telephone: +61 8 9425 4602
Fax: +61 8 9425 4662

South Africa
112 Oxford Road
Houghton Estate,
Johannesburg, 2198
(Private Bag X 20, Rosebank, 2196)
South Africa
Telephone: +27 11 637 6000
Fax: +27 11 637 6624

Ghana
Gold House
Patrice Lumumba Road
(PO Box 2665)
Accra
Ghana
Telephone: +233 303 773400
Fax: +233 303 778155

Directors

Executive
A Calderon (Chief Executive Officer)
GA Doran (Chief Financial Officer)

Non-Executive
JE Tilk (Chairman)
KOF Busia
B Cleaver
AM Ferguson
AH Garner
R Gasant
J Magie
N Newton-King
DL Sands

Company Secretary
C Stead
Company secretarial e-mail
companysecretary@anglogoldashanti.com

Investor Relations contacts

Yatish Chowthee
Telephone: +27 11 637 6273
Mobile: +27 78 364 2080
E-mail: **yrchowthee@anglogoldashanti.com**

Andrea Maxey
Telephone: +61 08 9425 4603
Mobile: +61 400 072 199
E-mail: **amaxey@anglogoldashanti.com**

AngloGold Ashanti website
www.anglogoldashanti.com

Share Registrars

United States
Computershare Trust Company, N.A.
150 Royall Street
Suite 101
Canton, MA 02021
United States of America
Telephone US: 866-644-4127
Telephone non-US: +1-781-575-2000

Shareholder Online inquiries:
https://www-us.computershare.com/Investor/#Contact
Website: **www.computershare.com/investor**

South Africa
Computershare Investor Services (Pty) Limited
Rosebank Towers, 15 Biermann Avenue
Rosebank, 2196
(PO Box 61051, Marshalltown 2107)
South Africa
Telephone: 0861 100 950 (in SA)
Fax: +27 11 688 5218
E-mail: **queries@computershare.co.za**
Website: **www.computershare.com**

Ghana
Central Securities Depository (GH) LTD
4th Floor, Cedi House
PMB CT 465, Cantonments
Accra, Ghana
Telephone: +233 302 689313
Fax: +233 302 689315

Ghana depositary
NTHC Limited
18 Gamel Abdul Nasser Avenue
Ringway Estate
Accra, Ghana
Telephone: +233 302 235814/6
Fax: +233 302 229975

To request a printed copy of our Annual Report 2024, please contact the company secretary at:
companysecretary@anglogoldashanti.com

AngloGold Ashanti posts information that may be important to investors on the main page of its website at **www.anglogoldashanti.com** and under the "Investors" tab on the main page. This information is updated periodically. AngloGold Ashanti intends to use its website as a means of disclosing material non-public information to the public in a broad, non-exclusionary manner and for complying with its disclosure obligations. Accordingly, investors should visit this website regularly to obtain important information about AngloGold Ashanti, in addition to following its press releases, documents it files with, or furnishes to, the United States Securities and Exchange Commission (SEC) and public conference calls and webcasts. No material on the AngloGold Ashanti website forms any part of, or is incorporated by reference into, this document. References herein to the AngloGold Ashanti website shall not be deemed to cause such incorporation.

PUBLISHED BY ANGLOGOLD ASHANTI

